

10015235




# ANNUAL REPORT 2009



Danske Bank

# DANSKE BANK GROUP


FOKUS BANK
SAMPO PANKKI
ZAO DANSKE BANK, RUSSIA
DANSKE BANK SWEDEN
SAMPO PANK
DANSKE BANK
DANICA PENSION
REALKREDIT DANMARK
NORDANIA LEASING
DANSKE MARKETS
DANSKE CAPITAL
DANSKE BANKA
DANSKE BANKAS
NORTHERN BANK
NATIONAL IRISH BANK
DANSKE BANK LONDON
DANSKE BANK HAMBURG
DANSKE BANK POLAND
DANSKE BANK INTERNATIONAL

OPERATIONS IN 14 COUNTRIES / 734 BRANCHES / 5.1 MILLION CUSTOMERS / 22,093 EMPLOYEES

# ANNUAL REPORT 2009

MANAGEMENT'S REPORT



FINANCIAL STATEMENTS



STATEMENT AND REPORTS



MANAGEMENT AND DIRECTORSHIPS

Danske Bank

# Announcement of financial results 2009

**File No. 082-01263**

**Danske Bank A/S –Rule 12g-3-2(b) filings**

**February 4, 2010**

**Press release: Danske Bank reports net profit of DKr1.7bn (€0.2bn)**
Danske Bank today announced its financial results for 2009. The announcement and the annual report can be viewed at at www.danskebank.com/reports. Highlights are shown below:

- The Danske Bank Group posted a net profit of DKr1.7bn (€0.2bn) for 2009. This result is in the aggregate slightly better than expected and is acceptable given the difficult macroeconomic conditions.
- Total income was at a very satisfactory level of DKr59.3bn (€8.0bn) - 38% above 2008. The gains were generated by exceptionally high net trading income, particularly in the first half-year, higher net income from insurance business and higher net interest income.
- Expenses, excluding goodwill impairment charges, were as expected. During the year, the Group tightened cost control. Expenses of DKr28.9bn (€3.9bn) included goodwill impairment charges, mainly against Banking Activities Baltics, of DKr1.5bn (€0.2bn) and a guarantee commission of DKr2.5bn (€0.3bn) to the Danish state for the guarantee scheme (Bank Package I).
- At DKr25.7bn (€3.5bn), the level of loan impairment charges remained high, reflecting the economic crisis. Loan impairment charges showed a declining trend throughout the year, however. Charges against facilities to small and medium-sized enterprises amounted to DKr13.3bn (€1.8bn), charges against facilities to retail customers to DKr4.1bn (€0.6bn), and charges against facilities to financial counterparties to DKr5.5bn (€0.7bn), of which Bank Package I accounted for DKr1.6bn (€0.2bn).
- Expenses for Danske Bank's participation in Bank Package I totalled DKr4.1bn (€0.6bn) in 2009 and comprised a guarantee commission and impairment charges.
- At year-end, the capital base and solvency were stronger than ever with a massive capital buffer of DKr64bn (€8.6bn) over the statutory requirement.
- During the year, the tier 1 capital and solvency ratios rose from 9.2% and 13.0% to 14.1% and 17.8% through the raising of DKr26bn (€3.5bn) in the form of hybrid capital from the Danish state, a strengthening of tier 1 capital from earnings for the year of DKr4.2bn (€0.6bn) and a reduction of total assets of DKr445bn (€59.9bn).
- The Group accommodated its creditworthy customers throughout the year. In Denmark, new lending, including renewals, totalled DKr75bn (€10.1bn), with corporate customers accounting for DKr45bn (€6.1bn) and retail customers for DKr30bn (€4.0bn).
- The Group expects 2010 to be another challenging year for the financial sector. Even so, economic indicators now point to beginning stabilisation, and 2010 is likely to see modest economic growth. Unemployment will continue to rise, however. Loan impairment charges are likely to remain high, although lower than in 2009.

"We have come out of the worst crisis year for decades with a positive result that is better than last year," says Peter Straarup, Chairman of the Executive Board. "So all in all, our 2009 result is better than what could have been feared at the beginning of the year. The year 2010 will also be a challenging one, but our capital position is stronger than ever, and we are well prepared to withstand losses and to meet customer demand for credit."

**Contacts**
Thursday, February 4, from 11.00am CET:
Peter Straarup, Chairman of the Executive Board, tel. +45 45 14 60 01
Tonny Thierry Andersen, Chief Financial Officer, tel. +45 45 14 07 07
Martin Gottlob, Head of Investor Relations, tel. +45 45 14 07 92

**Interactive accounts**
View Danske Bank's interactive financial statements at: www.danskebank.com/interactiveaccounts.

**Press conference**
The Annual Report 2009 will be presented at a press conference at 11.00am CET.

**Webcast**
You can also follow a live webcast of the press conference (in Danish with English subtitles and presentation) and the webcast will be available on demand about two hours after the press meeting. Only the presentation of the annual report will be webcasted, not the following Q&A's.

**Presentation and transcript**
Presentation and a transcript of the speech can be downloaded just after the press meeting has ended.

Danske Bank

# Danske Bank's Board of Directors proposes two new directors

**February 4, 2010**

**Company Announcement No 1/2010**

**Danske Bank's Board of Directors proposes two new directors**
At Danske Bank's annual general meeting on March 23, 2010, the Board of Directors will propose that Michael Fairey and Ole Gjessø Andersen be elected new members of the Board.

Mr Fairey, aged 61, worked for, among others, Lloyds TSB Group PLC (from 1991). He was deputy CEO there in the ten years until his retirement in 2008. Mr Gjessø Andersen, aged 53, has held management positions at EQT Partners (from 2003 to 2008) and SEB (from 1997 to 2003), among others.

"The election of the new board members will give the Danske Bank Group addi-tional expertise in the form of professional management experience from large in-ternational financial corporations," says Alf Duch-Pedersen, Chairman of the Board of Directors.

Concurrently, two members of the Board of Directors will resign. Board member Henning Christophersen has attained the age of 70 and is not up for re-election as the rules of procedure lay down that board members must retire at that age. Board member Niels Chr. Nielsen, aged 68, has decided not to offer himself for re-election.

The agenda for the annual general meeting is scheduled for publication on February 24, 2010.

Danske Bank

Contact:
Alf Duch-Pedersen, Chairman of the Board of Directors, tel. +45 25 10 19 19.



**File No. 082-01263**

**Danske Bank A/S –Rule 12g-3-2(b) filings**

# FINANCIAL HIGHLIGHTS

| INCOME STATEMENT (DKr m) | 2009 | 2008 | Index 09/08 | 2007 | Proforma 2006 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| Net interest income | 27,524 | 27,005 | 102 | 24,391 | 22,610 | 19,501 | 17,166 |
| Net fee income | 7,678 | 8,110 | 95 | 9,166 | 8,877 | 7,301 | 7,289 |
| Net trading income | 18,244 | 6,076 | - | 7,378 | 7,280 | 6,631 | 6,351 |
| Other income | 3,083 | 3,585 | 86 | 3,010 | 2,952 | 2,698 | 2,255 |
| Net income from insurance business | 2,810 | -1,733 | - | 1,118 | 1,355 | 1,355 | 1,647 |
| Total income | 59,339 | 43,043 | 138 | 45,063 | 43,074 | 37,486 | 34,708 |
| Expenses | 28,907 | 28,726 | 101 | 25,070 | 22,640 | 19,485 | 18,198 |
| Profit before loan impairment charges | 30,432 | 14,317 | 213 | 19,993 | 20,434 | 18,001 | 16,510 |
| Loan impairment charges | 25,677 | 12,088 | 212 | 687 | -484 | -496 | -1,096 |
| Profit before tax | 4,755 | 2,229 | 213 | 19,306 | 20,918 | 18,497 | 17,606 |
| Tax | 3,042 | 1,193 | 255 | 4,436 | 5,549 | 4,952 | 4,921 |
| Net profit for the year | 1,713 | 1,036 | 165 | 14,870 | 15,369 | 13,545 | 12,685 |
| Attributable to minority interests | -14 | 25 | - | 57 | 79 | -12 | 4 |
| **BALANCE SHEET (AT DECEMBER 31) (DKr m)** | | | | | | | |
| *Due from credit institutions and central banks* | 202,356 | 215,823 | 94 | 345,959 | 278,817 | 275,268 | 274,918 |
| Loans and advances | 1,669,552 | 1,785,323 | 94 | 1,700,999 | 1,519,554 | 1,362,351 | 1,188,963 |
| Repo loans | 146,063 | 233,971 | 62 | 287,223 | 294,555 | 294,555 | 209,732 |
| Trading portfolio assets | 620,052 | 860,788 | 72 | 652,137 | 504,308 | 490,954 | 444,521 |
| *Investment securities* | 118,979 | 140,793 | 85 | 37,651 | 28,970 | 26,338 | 28,712 |
| Assets under insurance contracts | 196,944 | 181,259 | 109 | 190,223 | 194,302 | 194,302 | 188,342 |
| Other assets | 144,531 | 126,017 | 115 | 135,338 | 117,529 | 95,593 | 96,800 |
| Total assets | 3,098,477 | 3,543,974 | 87 | 3,349,530 | 2,938,035 | 2,739,361 | 2,431,988 |
| Due to credit institutions and central banks | 311,169 | 562,726 | 55 | 677,355 | 569,142 | 564,549 | 476,363 |
| Deposits | 803,932 | 800,297 | 100 | 798,274 | 693,142 | 598,899 | 533,181 |
| Repo deposits | 55,648 | 74,393 | 75 | 125,721 | 104,044 | 104,044 | 98,003 |
| Bonds issued by Realkredit Danmark | 517,055 | 479,534 | 108 | 518,693 | 484,217 | 484,217 | 438,675 |
| Other issued bonds | 514,601 | 526,606 | 98 | 402,391 | 365,761 | 293,736 | 251,099 |
| Trading portfolio liabilities | 380,567 | 623,290 | 61 | 331,547 | 240,304 | 236,524 | 212,042 |
| Liabilities under insurance contracts | 223,876 | 210,988 | 106 | 213,419 | 215,793 | 215,793 | 212,328 |
| Other liabilities | 110,968 | 110,033 | 101 | 118,750 | 114,135 | 97,476 | 92,371 |
| Subordinated debt | 80,002 | 57,860 | 138 | 59,025 | 56,325 | 48,951 | 43,837 |
| Shareholders' equity | 100,659 | 98,247 | 102 | 104,355 | 95,172 | 95,172 | 74,089 |
| *Total liabilities and equity* | 3,098,477 | 3,543,974 | 87 | 3,349,530 | 2,938,035 | 2,739,361 | 2,431,988 |
| **RATIOS AND KEY FIGURES** | | | | | | | |
| Earnings per share (DKr) | 2.5 | 1.5 | | 21.7 | - | 21.5 | 20.2 |
| Diluted earnings per share (DKr) | 2.5 | 1.5 | | 21.6 | - | 21.4 | 20.2 |
| *Return on average shareholders' equity (%)* | 1.7 | 1.0 | | 15.1 | - | 17.5 | 18.4 |
| Cost/income ratio (%) | 48.7 | 66.7 | | 55.6 | - | 52 | 52.4 |
| Solvency ratio (%) | 17.8 | 13.0 | | 9.3 | - | 11.4 | 10.3 |
| Tier 1 capital ratio (%) | 14.1 | 9.2 | | 6.4 | - | 8.6 | 7.3 |
| Share price (end of year) (DKr) | 118.0 | 52.0 | | 199.8 | - | 250 | 221.2 |
| Book value per share (DKr) | 145.8 | 142.4 | | 152.7 | - | 139.1 | 118.2 |
| Full-time-equivalent staff (end of year) | 22,093 | 23,624 | | 23,632 | - | 19,253 | 19,162 |

Figures for 2007 and pro forma figures for 2006 include the Sampo Bank group as of February. As of 2008, the solvency and tier 1 capital ratios are calculated in accordance with the Capital Requirements Directive.

# OVERVIEW

## The year 2009

- The Danske Bank Group posted a net profit of DKr1.7bn for 2009. The result, which was affected by extraordinarily large impairment charges, cannot be considered satisfactory, but it is acceptable given the difficult macroeconomic conditions and is in the aggregate slightly better than expected.

- At year-end, the capital base and solvency were stronger than ever with a capital buffer of DKr64bn over the ICAAP result.

- The total income was at a very satisfactory level of DKr59.3bn – 38% above 2008. The gains were generated by exceptionally high net trading income, particularly in the first half-year, higher net income from insurance business and higher net interest income.

- Expenses, excluding goodwill impairment charges, were as expected.
  - Tight cost control produced noticeable results.
  - The number of full-time employees was reduced by 6% by the end of the year.
  - Expenses included goodwill impairment charges, mainly against Banking Activities Baltics, of DKr1.5bn and a guarantee commission of DKr2.5bn to the Danish state for the guarantee scheme (Bank Package I).

- Loan impairment charges amounted to DKr25.7bn, showing a declining trend throughout the year.
  - The Group's markets suffered from worse macroeconomic developments than ever before, including sharply declining industrial output, lower asset values and rising unemployment.
  - Charges against facilities to corporate customers amounted to DKr16.1bn (with small and medium-sized enterprises accounting for DKr13.3bn), charges against facilities to financial counterparties to DKr5.5bn (with Bank Package I accounting for DKr1.6bn), and charges against facilities to retail customers to DKr4.1bn.

- During the year, the tier 1 capital and solvency ratios rose from 9.2% and 13.0% to 14.1% and 17.8% through the raising of DKr26bn in the form of hybrid capital from the Danish state, a strengthening of tier 1 capital from earnings for the year of DKr4.2bn and a reduction of total assets.
  - Total assets were reduced by DKr445bn, primarily through a reduction in assets held by Danske Markets. Total lending also declined in 2009. Lending as a percentage of deposits and bonds issued by Realkredit Danmark improved to 114%, against 123% at the end of 2008.
  - The Group accommodated its creditworthy customers throughout the year. In Denmark, new lending to corporate and retail customers, including renewals, amounted to DKr45bn and DKr30bn, respectively.

- The international debt markets improved significantly during the last three quarters, and the Group's 12-month liquidity curve is now positive throughout the period. In 2009, the Group issued bonds without a guarantee from the Danish state and covered bonds with maturities of up to five and ten years, respectively.

- The year 2010 is expected to be another challenging year for the financial sector. Even so, economic indicators now point to beginning stabilisation, and 2010 is likely to see modest economic growth. Unemployment will continue to rise, however. Loan impairment charges are likely to remain high, although lower than in 2009. The robust banking activities, tight cost control and a continuing, strong focus on risk, liquidity and capital management give the Group a good foundation for the future.

## Fourth quarter 2009

- Total income matched the level in the third quarter. A rise in net income from insurance business compensated for lower net trading income.

- Expenses were 13% above the third-quarter level. This was in line with expectations and resulted primarily from the postponement of a number of projects from the third to the fourth quarter.

- Loan impairment charges continued to show a declining trend.



# SUMMARY

The year 2009 was unusual and challenging for the financial sector, for the Danske Bank Group and for many of its customers. The Group's earnings suffered considerably from the economic downturn, since business conditions were difficult for both the Group and its customers. Many customers saw their earnings – and their creditworthiness – deteriorate.

On the other hand, the instability in the global financial markets offered Danske Markets – the Group's trading unit – extraordinarily good trading opportunities. Danske Markets posted high net trading income and an overall record-high income. But large loan impairment charges meant that the Group's profit for the year ended at DKr1.7bn.

This result cannot be considered satisfactory, but it is acceptable given the difficult macroeconomic conditions and is in the aggregate slightly better than expected.

### The economic crisis

When 2009 began, the global economy and the financial markets were experiencing the worst crisis since the mid-1930s. The interconnectedness of the world's economies made the crisis spread at a speed and with an impact never seen before.

At the end of 2008, the Danish economy (GDP) was set to contract by around 0.7% in 2009, but forecasts now indicate a contraction in 2009 of 4.8%. A number of the Group's other markets saw even worse declines. The crisis hit the labour markets hard. In Denmark, for example, unemployment doubled, although from a very low level.

Throughout the second half of the year, the Danish economy showed signs of beginning stabilisation. But it will take time before an improvement in macroeconomic conditions translates into a general improvement in customer creditworthiness. The Group's other markets in the Nordic region are also likely to see positive, but low, growth rates in 2010.

GDP DEVELOPMENT


[%]
10
6
2
-2
-6
-10
-14
-18
2006
2007
2008
2009E
2010E
Denmark
Sweden
Norway
Finland
Ireland
Baltics

The extreme macroeconomic situation and the uncertainty in the financial markets hit the price of Danske Bank shares. In March, the share price dropped to a low of DKr33.50. At that time, the Group's market capitalisation was DKr23bn, or some 23% of the book value. From year-end 2008 to year-end 2009, the share price climbed 127%. Over the same period, the MSCI Europe Banks Index gained 42%. At the end of 2009, market capitalisation was DKr81.4bn, or 81% of the book value.

### Bank packages

To ensure financial stability in Denmark and help normalise lending activities, the Danish parliament passed the Bank Package I Act on October 10, 2008, and the Bank Package II Act on February 3, 2009. The Group participates in both packages.

Bank Package I provides an unconditional state guarantee for the obligations of the participating banks, except for subordinated debt and covered




DANSKE BANK SHARES
Index Jan. 2009 = 100
300
250
200
150
100
50
0
Jan.
Mar.
May
Jul.
Sept.
Nov.
Danske Bank
MSCI Europe Banks

bonds. The guarantee, which expires on September 30, 2010, gave Danish banks immediate access to short-term funding. Participating banks pay a guarantee commission, and the Group's expenses for the scheme amounted to DKr2.5bn in 2009. The participating banks are also liable, pro rata, for part of the government's losses under the guarantee. In 2009, the Group set aside DKr1.6bn for this commitment.

Under Bank Package II, Danish credit institutions that met the regulatory solvency requirement could apply to the Danish state for subordinated loan capital in the form of hybrid capital and for a state guarantee specifically for non-subordinated debt issued in the period until December 31, 2010, with an option for extension. This specific state guarantee is meant to help facilitate the transition upon the expiry of the general state guarantee under Bank Package I.

In May 2009, Danske Bank A/S and Realkredit Danmark A/S raised subordinated loan capital in the form of hybrid capital of DKr24bn and DKr2bn from the Danish state. Until May 14, 2014, Danske Bank will have the option to gradually convert the loan capital into shares in Danske Bank A/S if the hybrid capital exceeds 35% of total tier 1 capital. Danske Bank must gradually convert the loan capital into share capital if the hybrid capital exceeds 50% of total tier 1 capital in the same period.

The subordinated loans strengthened the capital base, and the Group became better prepared to withstand losses and to meet customer demand for credit.

In June 2009, Danske Bank entered into an agreement on state-guaranteed bond issues. The agreement gives Danske Bank the option, in the period until May 31, 2010, to apply for state guarantees for specific bond issues with a total value of up to DKr100bn and maturities of up to three years. The agreement may be extended until the end of 2010. Danske Bank issued bonds backed by state guarantees in the amount of DKr35bn in June and July 2009.

### Liquidity

Conditions in the international financial markets improved during the year, and in step with this, the Group decided to increase the duration of its funding. The Group thus strengthened its liquidity reserve considerably in comparison with the level at end-2008. The Group can withstand a situation in which access to the capital markets is cut off for the next 12 months, as illustrated by Moody's liquidity curve. The Group uses this curve of as one of the elements of its liquidity management.

Participation in the bank packages, higher deposits and the possibility of using its considerable liquid bond holdings as collateral for loans helped the Group improve its liquidity situation substantially.

During the year, the Group issued bonds without a state guarantee and covered bonds with maturities of up to five years and ten years, respectively.


12-MONTH LIQUIDITY
(DKr bn)
450
400
350
300
250
200
150
100
50
0
-50
-100
1 week
2 weeks
3 weeks
1 mth
2 mths
3 mths
4 mths
5 mths
6 mths
9 mths
12 mths
At December 31, 2009
At December 31, 2008

There is still much unexploited potential in loans that can serve as collateral for such bonds.

Bond issues made for financing of real property through the Danish mortgage credit system – which has 100% match funding – proved an extremely well-functioning funding source.

The Group has not issued bonds with a state guarantee since July 2009. This underlines that the measures taken and the improvement in the markets make the Group well prepared for the expiry of Bank Package I at the end of September 2010. The Group can still issue bonds worth another DKr65bn with a state guarantee.

**Future regulation**

Regulation and supervision of the global financial system attracted attention in 2009. At international level, a number of initiatives surfaced with the aim of raising liquidity levels and the quantity and quality of capital in the banking sector.

Among these were a number of specific measures proposed by the EU to tighten regulations with effect from the end of 2010. The proposals include stricter rules on large exposures and higher capital requirements for trading books. The Group does not expect the proposed measures to have any material effect on its future capital requirement or scope of business.

The Basel Committee on Banking Supervision has also drafted a proposal to amend rules on impairments, capital requirements for mortgage loans, the maximum leverage ratio, countercyclical capital buffers, minimum liquidity levels, etc. After a consultation phase, the draft is expected to lead to actual recommendations at the end of 2010 and subsequent incorporation into local law. As a result, the future regulatory framework will be very different from the current one. In general, the Group believes that while the individual measures may be well-considered, it will hardly be beneficial to implement all the proposals in the present form. The Group recommends making analyses of the aggregate effect on the operations and lending capacity of banks and mortgage credit institutions prior to implementation to avoid unintentional consequences, which could be critical for the sector or the economies.

The remuneration structure of financial institutions was the subject of debate among regulators, media and the sector itself throughout 2009. As a result, new draft regulation on variable elements of pay has been drawn up nationally and internationally. The Group will adjust its remuneration policy when the regulatory framework has been clarified.

In 2009, the Group decided to suspend its cash bonus programme, which previously formed part of its remuneration package. Thus, neither the Executive Board nor the Group's customer advisers or other staff, except staff at Danske Markets and Danske Capital, will receive performance-based remuneration. Performance-based remuneration is maintained at Danske Markets and Danske Capital because these units operate in highly competitive international markets. Variable pay to risk takers is based on performance over a period of years, and disbursement of a portion of the amount is deferred. The Group's share-based incentive programme has been suspended until September 30, 2010. The Executive Board may not, however, receive share-based payments for as long as the Danish state holds hybrid capital in Danske Bank.

### ICAAP result

Under Danish law, the Group, along with all other Danish banks and mortgage credit institutions, must publish its ICAAP result at December 31, 2009. The calculation of the ICAAP result is based on an internal process during which management assesses the Group's overall risks. The ICAAP result shows the estimated capital required to cover the Group's risks.

At the end of 2009, the Group's ICAAP result was calculated in accordance with the Basel I rules (the transitional rules). The period during which the transitional rules apply has been extended until the end of 2011. The ICAAP result was DKr84.0bn, or 10.1% of riskweighted assets, at the end of 2009. As the actual capital base stood at DKr148.3bn and the solvency ratio at 17.8% at the end of the year, the Group had a massive capital buffer of DKr64.3bn. If the transitional rules had not still been in force, the ICAAP result would have been DKr80.6bn.

### Financial performance

The Danske Bank Group posted a net profit of DKr1.7bn for 2009. The banking activities recorded solid and stable earnings before loan and goodwill impairment charges, and capital market activities performed very strongly.

Net interest income was up 2% over the year-earlier figure, mainly because of wider lending margins. The item was adversely affected by lower central bank rates, continued keen competition for deposits and higher long-term funding costs, however.

Throughout 2009, the Group tightened cost control. The lower level of activity along with integration and rationalisation measures led to several organisational adjustments. Consequently, it was necessary to reduce staff by a total of 6% during the year.

Reflecting the significant economic downturn, loan impairment charges remained extraordinarily high, but did decline throughout the year. Small and medium-sized businesses in Denmark, Ireland and the Baltic countries in particular suffered as a result of falling asset values and declining sales in both export and home markets.

### Focus areas

In 2009, the Group worked in several areas to become a better bank for customers, employees, shareholders and other stakeholders. It continues to focus on improving customer service and on being an efficient provider of high-quality banking services.

In Denmark, the Group launched a number of initiatives to ensure that customers see their bank as accessible, responsible and transparent. The Group's Corporate Responsibility policy supports this process.

Customers will continue to see improvements in the form of more flexible self-service products and will be served by highly-qualified advisers at branches and finance centres.

The enhancement of the IT platform will strengthen the range of products and services and make it easier and faster for customers to bank online. In addition, increased digitalisation will free more advisory resources for proactive customer contact. IT improvements also help lower costs – a precondition for maintaining competitive prices.

# FINANCIAL REVIEW

| INCOME STATEMENT (DKr m) | 2009 | 2008 | Index 09/08 | Q4 2009 | Q3 2009 | Q2 2009 | Q1 2009 |
|---|---|---|---|---|---|---|---|
| Net interest income | 27,524 | 27,005 | 102 | 6,765 | 6,625 | 6,907 | 7,227 |
| Net fee income | 7,678 | 8,110 | 95 | 2,077 | 1,918 | 1,920 | 1,763 |
| Net trading income | 18,244 | 6,076 | - | 1,961 | 3,886 | 4,918 | 7,479 |
| Other income | 3,083 | 3,585 | 86 | 872 | 703 | 861 | 647 |
| Net income from insurance business | 2,810 | -1,733 | - | 1,779 | 470 | 470 | 91 |
| Total income | 59,339 | 43,043 | 138 | 13,454 | 13,602 | 15,076 | 17,207 |
| Expenses | 28,907 | 28,726 | 101 | 7,184 | 6,338 | 8,489 | 6,896 |
| Profit before loan impairment charges | 30,432 | 14,317 | 213 | 6,270 | 7,264 | 6,587 | 10,311 |
| Loan impairment charges | 25,677 | 12,088 | 212 | 4,982 | 6,164 | 6,550 | 7,981 |
| Profit before tax | 4,755 | 2,229 | 213 | 1,288 | 1,100 | 37 | 2,330 |
| Tax | 3,042 | 1,193 | 255 | 883 | 517 | 865 | 777 |
| Net profit for the period | 1,713 | 1,036 | 165 | 405 | 583 | -828 | 1,553 |
| Attributable to minority interests | -14 | 25 | - | - | - | - | -14 |

### Financial results for the year

The Danske Bank Group posted a net profit of DKr1.7bn for 2009. This result cannot be considered satisfactory, but it is acceptable given the difficult macroeconomic conditions and is in the aggregate slightly better than expected.

The total income of DKr59.3bn was the highest in the Group's history. Danske Markets' exceptionally high income was the key factor behind the result. The main source of income, the banking activities, also achieved an increase in net interest income.

Excluding goodwill impairments, the guarantee commission paid under Bank Package I and severance payments, expenses fell. A stronger focus on cost control led to efficiency gains and a lower headcount. Investments in product development and improvement of processes and customer-facing functionality (such as eBanking) remained high.

At DKr25.7bn, or 1.1% of total credit exposure from lending activities, loan impairment charges were higher than ever before. They related

PROFIT BEFORE LOAN IMPAIRMENT CHARGES
(DKr bn)


7
6
5
4
3
2
1
0
-1
-2
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2008
2009

■ Profit before impairment charges from Danske Markets, Danske Capital and Danica Pension

■ Profit before loan and goodwill impairment charges from Banking Activities, excl. state guarantee commission mainly to facilities granted to small and medium-sized enterprises and financial counterparties and the loss guarantee to the Danish state. Charges against retail facilities rose to 0.5% of retail exposure, but were still low compared with charges against corporate facilities.

### Income

*The rise in income in 2009 was very satisfactory.*

Net interest income rose DKr0.5bn, or 2% above the level last year, as all banking units widened lending margins to strike a better balance between margins on the one hand and the risk relating to facilities and their duration on the other. In comparison with the end-2008 figure, however, the item was adversely affected by lower central bank rates, continued keen competition for deposits and higher long-term funding costs, including interest paid to the Danish state for hybrid capital.

Net fee income fell DKr0.4bn to DKr7.7bn, mainly because the lower level of lending activity led to lower activity- and portfolio-based fee income.

Net trading income represented a good result, rising DKr12.2bn to DKr18.2bn. Especially in the first half of 2009, Danske Markets took advantage of favourable market conditions. Although the level of activity and income fell somewhat in the last months of the year, net trading income remained high in the second half-year, still benefiting from strong customer activity, particularly within interest rate and currency hedging.

The available-for-sale bond portfolio posted a gain – recognised directly in shareholders' equity – of DKr0.7bn. The figure comprises a loss of DKr0.6bn in the first quarter and an aggregate gain of DKr1.3bn in the second to fourth quarters, reflecting the trend in credit spreads. In 2008, the Group recognised a capital loss of DKr1.9bn.

CIBOR AND EURIBOR 3-MONTH SPREAD TO OIS
(OIS = Overnight Index Swaps)


(bp)
250
200
150
100
50
0
Jun. Aug. Oct. Dec. Feb. Apr. Jun. Aug. Oct. Dec.
2008
2009
Cibor
Euribor

YIELD SPREADS TO SWAP RATE


(bp)
220
180
140
100
60
20
-20
Jun. Aug. Oct. Dec. Feb. Apr. Jun. Aug. Oct. Dec.
2008
2009
iTraxx Main
iBoxx, European covered bonds
Danish mortgage bonds

Other income fell DKr0.5bn from the year-earlier figure, mainly because the figure for 2008 benefited from proceeds relating to property sales.

Insurance business generated a profit of DKr2.8bn, against a loss of DKr1.7bn in 2008, mainly because the investment return improved DKr2.3bn. Thus, the technical basis for risk allowance enabled the Group to book the allowance for 2009 of DKr1.1bn in the fourth quarter. The Group also booked DKr0.6bn of the DKr1.1bn allowance postponed in 2008. The residual amount remains in the shadow account.

## Expenses

Excluding goodwill impairments, expenses for Bank Package I and severance payments, expenses fell 2%. The fall was attributable to tighter cost control, including the cut in costs achieved through staff reductions.

In view of the poor state of the Baltic economies, the Group lowered the earnings estimates for its activities in Latvia and Lithuania in the second quarter and recognised goodwill impairment charges of DKr1.4bn.

| ORDINARY EXPENSES (DKr bn) | 2009 | 2008 |
|---|---|---|
| Expenses | 28.9 | 28.7 |
| Goodwill impairment charges | 1.5 | 3.1 |
| Commission (Bank Package I) | 2.5 | 0.6 |
| Severance payments | 0.7 | 0.2 |
| Ordinary expenses | 24.2 | 24.8 |

If economic conditions get worse, further goodwill impairment charges against acquired activities may become necessary. Such charges will not affect the Group's solvency or liquidity.

## Profit before loan impairment charges

Overall, profit before loan impairment charges rose DKr16.1bn. Profit more than doubled in comparison with 2008, mainly because of the increase in the profit generated by Danske Markets and Danica Pension – the Group's market-related business units.

The cost/income ratio improved from 66.7% in 2008 to 48.7%.

| PROFIT BEFORE LOAN IMPAIRMENT CHARGES (DKr m) | 2009 | 2008 | Index 09/08 | Q4 2009 | Q3 2009 | Q2 2009 | Q1 2009 |
|---|---|---|---|---|---|---|---|
| Total Denmark | 8,812 | 10,527 | 84 | 2,081 | 2,169 | 2,079 | 2,483 |
| Total international | 6,586 | 6,489 | 101 | 1,382 | 1,709 | 1,728 | 1,767 |
| Total banking activities | 15,398 | 17,016 | 90 | 3,463 | 3,878 | 3,807 | 4,250 |
| Danske Markets | 14,352 | 1,233 | - | 1,008 | 3,189 | 3,947 | 6,208 |
| Danske Capital | 751 | 813 | 92 | 205 | 140 | 249 | 157 |
| Danica Pension | 2,810 | -1,733 | - | 1,779 | 470 | 470 | 91 |
| Other Activities | -625 | 1,435 | - | 27 | -222 | -261 | -169 |
| Goodwill impairment charges | 1,458 | 3,084 | 47 | 41 | - | 1,417 | - |
| Total integration expenses | 796 | 1,363 | 58 | 171 | 191 | 208 | 226 |
| Profit before loan impairment charges | 30,432 | 14,317 | 213 | 6,270 | 7,264 | 6,587 | 10,311 |

## Loan impairment charges

Loan impairment charges amounted to DKr25.7bn, against DKr12.1bn in 2008. Charges remained high, reflecting the economic crisis, but showed a declining trend throughout the year.

LOAN IMPAIRMENT CHARGES 2009
(DKr m)



8,000
6,000
4,000
2,000
0
Q1
Q2
Q3
Q4


Charges against facilities to corporate customers amounted to DKr16.1bn (with small and medium-sized enterprises accounting for DKr13.3bn), charges against facilities to financial counterparties to DKr5.5bn (with Bank Package I accounting for DKr1.6bn), and charges against facilities to retail customers to DKr4.1bn.

Loan impairment charges against facilities to customers in default (rating category 11) accounted for DKr15bn, or 58%, of the charges recognised for the year. The remainder comprised charges for individual facilities to customers for which there is other evidence of financial difficulty and collective charges.

| LOAN IMPAIRMENT CHARGES (DKr m) | 2009 | 2008 |
|---|---|---|
| Banking Activities Denmark | 10,049 | 4,354 |
| Banking Activities Finland | 1,723 | 511 |
| Banking Activities Sweden | 509 | 520 |
| Banking Activities Norway | 676 | 489 |
| Banking Activities Northern Ireland | 1,399 | 641 |
| Banking Activities Ireland | 5,238 | 1,700 |
| Banking Activities Baltics | 2,725 | 295 |
| Other Banking Activities | 167 | 22 |
| Danske Markets | 3,237 | 3,237 |
| Danske Capital | -46 | 319 |
| Total | 25,677 | 12,088 |

At Banking Activities Denmark, loan impairment charges totalled DKr10.0bn and related mainly to corporate customers in the property, shipping and agricultural sectors. The Group recognised a total charge of DKr1.6bn for its commitment to cover losses of distressed banks under Bank Package I. Charges relating to retail customers totalled DKr2.3bn. At year-end 2009, Realkredit Danmark had 37 foreclosures, against 23 at year-end 2008.

Banking Activities Finland recognised loan impairment charges of DKr1.7bn, mainly against a few large facilities to corporate customers.

Loan impairment charges at Banking Activities Northern Ireland amounted to DKr1.4bn and consisted of charges against facilities to corporate customers, particularly in the property sector.

At Banking Activities Ireland, loan impairment charges totalled DKr5.2bn, reflecting in particular the negative trend in the Irish property market. The Republic of Ireland established the National Asset Management Agency (NAMA) in which six



Irish banks participate. The purpose of NAMA is to acquire property loans from banks participating in the Irish bank packages. The Group expects NAMA to help stabilise Ireland's severely strained property market.

The Baltic economies were under severe pressure through 2009, and Latvia raised loans from the International Monetary Fund. The Group's exposure to the Baltic region was relatively modest, amounting to some DKr29bn, or 1.3% of exposure from lending activities, and the exposure to Latvia was less than DKr2.3bn. Banking Activities Baltics recognised loan impairment charges of DKr2.7bn.

Danske Markets recognised impairment charges of DKr3.2bn against facilities to international financial counterparties.

Total actual losses rose and amounted to DKr5.3bn in 2009, against DKr1.5bn in 2008.

### Tax

Tax on the profit for the year amounted to DKr3.0bn. The tax charge is high in relation to the pretax profit for the year because of non-deductible goodwill impairment charges of DKr1.5bn and pretax losses in countries such as Ireland. The taxable amount of losses is capitalised if it is likely that the Group will book a future taxable income that can absorb the tax loss carryforwards.

### Financial results for the fourth quarter of 2009

Total income amounted to DKr13.5bn in the fourth quarter – more or less the same as in the third quarter.

Net interest income rose 2% over the third-quarter figure, mainly because of improved results for Banking Activities Denmark. Lending margins remained at the third-quarter level. Deposit margins continued to be under pressure owing to keener competition.

Net trading income amounted to DKr2.0bn in the fourth quarter, and was thus considerably lower than in the third quarter. The strong volatility in the capital markets in the first three quarters of the year subsided, and credit spreads narrowed. Customer-driven trading activity in instruments to hedge risks – and income – dropped somewhat during the last months of the year.

Net income from insurance business amounted to DKr1.8bn and was considerably higher than in the third quarter. The risk allowance for the full year of DKr1.1bn and DKr0.6bn of the risk allowance postponed in 2008 were booked in the fourth quarter.

Expenses were 13% above the third-quarter level because of the postponement of a number of projects from the third to the fourth quarter.

Loan impairment charges continued to show a declining trend.



## BALANCE SHEET

| LENDING (END OF PERIOD) (DKr m) | 2009 | 2008 | Index 09/08 | Q4 2009 | Q3 2009 | Q2 2009 | Q1 2009 |
|---|---|---|---|---|---|---|---|
| Banking Activities Denmark | 1,005,751 | 1,043,312 | 96 | 1,005,751 | 1,012,763 | 1,023,290 | 1,034,386 |
| Other, Denmark | 46,420 | 70,686 | 66 | 46,420 | 44,219 | 56,756 | 67,546 |
| Total Denmark | 1,052,171 | 1,113,998 | 94 | 1,052,171 | 1,056,982 | 1,080,046 | 1,101,932 |
| Banking Activities Finland | 157,810 | 172,617 | 91 | 157,810 | 162,066 | 166,158 | 169,173 |
| Banking Activities Sweden | 167,461 | 173,732 | 96 | 167,461 | 174,389 | 171,656 | 174,973 |
| Banking Activities Norway | 150,702 | 141,446 | 107 | 150,702 | 152,603 | 148,773 | 154,541 |
| Banking Activities Northern Ireland | 51,510 | 53,376 | 97 | 51,510 | 53,214 | 56,600 | 49,694 |
| Banking Activities Ireland | 76,601 | 79,352 | 97 | 76,601 | 77,866 | 78,831 | 80,035 |
| Banking Activities Baltics | 26,816 | 30,426 | 88 | 26,816 | 27,841 | 28,676 | 29,852 |
| Other, international | 20,790 | 35,501 | 59 | 20,790 | 24,351 | 28,483 | 32,644 |
| Total international | 651,690 | 686,450 | 95 | 651,690 | 672,330 | 679,177 | 690,917 |
| Allowance account | 34,309 | 15,125 | 227 | 34,309 | 31,062 | 28,146 | 22,364 |
| Total lending | 1,669,552 | 1,785,323 | 94 | 1,669,552 | 1,698,250 | 1,731,077 | 1,770,485 |

| DEPOSITS AND BONDS ISSUED BY REALKREDIT DANMARK (END OF PERIOD) (DKr m) | 2009 | 2008 | Index 09/08 | Q4 2009 | Q3 2009 | Q2 2009 | Q1 2009 |
|---|---|---|---|---|---|---|---|
| Banking Activities Denmark | 317,080 | 305,373 | 104 | 317,080 | 315,376 | 313,547 | 315,274 |
| Other, Denmark | 150,036 | 206,416 | 73 | 150,036 | 169,758 | 152,089 | 179,982 |
| Total Denmark | 467,116 | 511,789 | 91 | 467,116 | 485,134 | 465,636 | 495,256 |
| Banking Activities Finland | 96,005 | 90,358 | 106 | 96,005 | 93,040 | 98,655 | 95,801 |
| Banking Activities Sweden | 74,263 | 56,187 | 132 | 74,263 | 65,716 | 59,692 | 59,294 |
| Banking Activities Norway | 62,709 | 47,426 | 132 | 62,709 | 57,250 | 54,422 | 51,514 |
| Banking Activities Northern Ireland | 45,914 | 44,459 | 103 | 45,914 | 45,959 | 49,240 | 42,807 |
| Banking Activities Ireland | 30,805 | 24,556 | 125 | 30,805 | 32,367 | 30,312 | 26,738 |
| Banking Activities Baltics | 17,073 | 14,962 | 114 | 17,073 | 14,889 | 15,529 | 15,442 |
| Other, international | 10,047 | 10,560 | 95 | 10,047 | 8,722 | 8,974 | 9,597 |
| Total international | 336,816 | 288,508 | 117 | 336,816 | 317,943 | 316,824 | 301,193 |
| Total deposits | 803,932 | 800,297 | 100 | 803,932 | 803,077 | 782,460 | 796,449 |
| Bonds issued by Realkredit Danmark | 517,055 | 479,534 | 108 | 517,055 | 536,442 | 521,981 | 511,118 |
| Own holdings of Realkredit Danmark bonds | 143,630 | 168,197 | 85 | 143,630 | 126,657 | 127,500 | 132,031 |
| Total Realkredit Danmark bonds | 660,685 | 647,731 | 102 | 660,685 | 663,099 | 649,481 | 643,149 |
| Deposits and bonds issued by Realkredit Danmark | 1,464,617 | 1,448,028 | 101 | 1,464,617 | 1,466,176 | 1,431,941 | 1,439,598 |
| Lending as % of deposits and bonds issued by Realkredit Danmark | 114.0 | 123.3 | | 114.0 | 115.8 | 120.9 | 123.0 |

### Credit exposure

At the end of 2009, total credit exposure was DKr3,042bn. Some DKr2,301bn derived from domestic and international lending activities, and DKr741bn from trading and investment activities.

Total credit exposure from lending activities also included amounts due from credit institutions and central banks, guarantees and irrevocable loan commitments. The exposure is calculated as the carrying amounts, including repo loans, and is adjusted for impairment charges.

Credit exposure from lending activities to retail customers accounted for 37% of total exposure, exposure to corporate customers for 39% and exposure to financial counterparties for 18%. The remaining 6% related to central banks and governments.

Excluding financial counterparties, Danish customers accounted for 59% of credit exposure. Lending to customers in the Nordic region accounted for 89% of credit exposure from lending activities. Lending as a percentage of deposits and bonds issued by Realkredit Danmark was 114.0%, against 123.3% at the end of 2008.

| CREDIT EXPOSURE FROM LENDING ACTIVITIES (DKr m) | Dec. 31, 2009 | Share of total (%) | Dec. 31, 2008 | Share of total (%) |
|---|---|---|---|---|
| Banking Activities Denmark | 1,109,062 | 48 | 1,130,067 | 45 |
| Banking Activities Finland | 193,155 | 9 | 207,243 | 8 |
| Banking Activities Sweden | 210,138 | 9 | 219,689 | 9 |
| Banking Activities Norway | 186,538 | 8 | 175,408 | 7 |
| Banking Activities Northern Ireland | 50,843 | 2 | 54,746 | 2 |
| Banking Activities Ireland | 72,942 | 3 | 81,057 | 3 |
| Banking Activities Baltics | 29,149 | 1 | 32,130 | 1 |
| Other Banking Activities | 50,391 | 2 | 61,967 | 2 |
| Danske Markets | 386,587 | 17 | 534,102 | 21 |
| Danske Capital | 12,615 | 1 | 23,461 | 1 |
| Total | 2,301,420 | 100 | 2,519,870 | 100 |

### Loan portfolio

Credit exposure from lending activities fell DKr218bn during 2009. The reduction was primarily within exposure to financial counterparties, where, among others, unutilised commitments were lowered. The economic downturn caused a decline in corporate customer demand for credit, especially in the first half of the year. Credit exposure to retail customers recorded an increase, and demand for home finance rose in the second half of the year.

Most of the Group's credit exposure consists of loans secured on real property. At the end of 2009, these loans accounted for 87% of retail exposure and 46% of corporate exposure.

Throughout the year, the Group accommodated both existing and new creditworthy customers.

In Denmark, new lending amounted to DKr75bn, of which DKr30bn was for the retail segment and DKr45bn for the corporate segment. New mortgage lending accounted for DKr23bn of the total amount.

Large exposures are defined as exposures amounting to at least 10% of the capital base calculated in accordance with the rules of the Danish Financial Business Act. At the end of

2009, the Group had two large exposures, against nine at the end of 2008. The fall was caused by reductions in lines to financial customer and a capital increase. The sum of large exposures may not exceed 800% of the capital base; at the end of 2009, the sum was 25%, against 107% a year earlier.

### Retail customers

Credit exposure to retail customers, particularly home finance, saw a rise. The quality of the retail loan portfolio was generally good, although affected by rising unemployment and declining asset values. For the year as a whole, 92% of retail loan applications in Denmark were approved. For the fourth quarter, the figure was 93%.

Falling house prices led to higher loan-to-value (LTV) ratios in the Group's markets, and the average LTV ratio was thus 69% at the end of 2009, against 54% at the end of 2008. Despite lower interest rates, the financial situation of many households deteriorated because of rising unemployment and falling house prices.

Accumulated impairment charges against retail facilities amounted to 11% of total impairment charges.

### Corporate customers

Credit exposure to corporate customers fell 7% from the end-2008 level, mainly because many sectors saw a considerable slowdown in activity. Credit quality deteriorated as a result of the global economic downturn. For the year as a whole, 87% of corporate loan applications in Denmark were approved. For the fourth quarter, the figure was 88%.

Credit exposure to commercial property totalled DKr242bn at the end of 2009, or 11% of total credit exposure. The economic downturn had a particularly adverse effect on the property sector, especially in the markets of Banking Activities Ireland and Banking Activities Baltics, causing a significant deterioration in creditworthiness. Property developers in particular found their financial situation difficult, and exposure to this sector amounted to DKr13.6bn at end-2009, against DKr16.2bn at end-2008.

The Group has monitored the property sector intensely for some time now. When measuring lending to the sector, collateral (properties) is included at current market value less a deduction. The deduction covers conservative estimates of, for example, the costs of a forced sale – including the cost of days on the market, maintenance, amounts payable to external parties for consultancy services and the like – as well as the potential loss of value during the sales period.

Low sales prices in the agricultural sector squeezed liquidity and earnings. Combined with a drop in land prices, this weakened the credit quality of this customer segment. Credit exposure to agricultural customers amounted to DKr71bn, with DKr45bn deriving from loans provided by Realkredit Danmark and DKr11bn from loans provided by Danske Bank Denmark. The average LTV ratio of agricultural properties mortgaged to Realkredit Danmark was 64%, against 46% a year earlier.

The global economic downturn has hurt the shipping industry severely. Weaker demand and growing excess capacity led to plunging freight rates and put pressure on small shipping companies and companies that had purchased vessels at high cost in particular. The industry's credit quality deteriorated further, although freight rates improved a little towards the end of the year. Credit



exposure to the shipping industry amounted to DKr44bn, or 2% of total credit exposure.

Because of lower consumer spending, demand for retail goods, including consumer durables and cars, fell. At the end of 2009, exposure to consumer durables amounted to DKr85bn; at end-2008, the figure was DKr98bn.

### Financial counterparties

In view of the very turbulent financial markets, the Group reduced exposure to financial counterparties throughout the year to DKr409bn at the end of 2009, or 18% of total credit exposure. At the end of 2008, exposure to financial counterparties stood at DKr634bn. Exposure to financial counterparties comprises facilities to large, creditworthy financial institutions – established as part of the Group's capital markets activities – and is based extensively on facilities supported by collateral.

Credit exposure to private equity funds amounted to DKr25bn, or around 1% of total credit exposure. This exposure related to transactions in the Nordic region and was equally divided between financing of acquisitions and operations. Being distributed on several different industries, the exposure was well diversified.

For additional information about credit exposure, see Risk Management 2009, which is available at www.danskebank.com/ir.

### Allowance account

Of total credit exposure, DKr30.6bn was in rating category 11 and DKr24.8bn in rating category 10, against DKr23.7bn and DKr8.9bn at the end of 2008.

Rating category 11 covers exposures to customers which according to the Group's definition are in default. These customers are subject to debt collection, suspension of payments or bankruptcy, or have one or more facilities on which a payment is more than 90 days past due. If one payment is more than 90 days past due, the total credit exposure to the customer in question is downgraded. Downgrading takes place even if the customer has provided adequate collateral.

Exposure net of collateral value in rating category 11, that is, exposure less impairment charges and the value of collateral received, was DKr6.8bn, of which DKr1.9bn relates to Bank Package I. The remaining amount equals the estimated amount of dividend distributable to the Group. Collateral received is measured at the current market value less deductions. At the end of 2008, exposure net of collateral value in rating category 11 was DKr7.7bn.

Rating category 10 covers exposure to customers not in default but for which other evidence of financial difficulty exists, including an estimated future need for financial restructuring. Most of this exposure relates to customers duly servicing their loans.

| EXPOSURE AT DEC. 31, 2009 (DKr bn) | Rating category 11 | 10 |
|---|---|---|
| Credit exposure before impairment charges | 49.6 | 38.6 |
| Impairment charges | 19.0 | 13.8 |
| Credit exposure | 30.6 | 24.8 |
| Collateral value | 23.8 | 17.2 |
| Total unsecured credit exposure | 6.8 | 7.6 |
| Covered by collateral (%) | 86.2 | 80.2 |



Economic developments in 2009 hurt the credit quality of loan portfolios, especially at Banking Activities Ireland and Banking Activities Baltics. Impairment charges covered 8.8% and 9.3%, respectively, of these business units' exposure. At Group level, the share of exposure covered by impairment charges was 1.6%, against 0.6% at the end of 2008.

| ALLOWANCE ACCOUNT, TOTAL (DKr m) | Dec. 31, 2009 | Dec. 31, 2008 |
|---|---|---|
| Banking Activities Denmark | 13,496 | 6,066 |
| Banking Activities Finland | 2,545 | 1,267 |
| Banking Activities Sweden | 1,182 | 696 |
| Banking Activities Norway | 1,404 | 737 |
| Banking Activities Northern Ireland | 2,006 | 627 |
| Banking Activities Ireland | 7,002 | 1,855 |
| Banking Activities Baltics | 2,985 | 432 |
| Other Banking Activities | 1,261 | 678 |
| Danske Markets | 4,917 | 3,152 |
| Danske Capital | 297 | 348 |
| Total | 37,095 | 15,858 |

## Deposits and bonds issued by Realkredit Danmark

Deposits at Banking Activities Denmark increased 4% in 2009. Higher deposits in high-interest accounts and ordinary retail deposits contributed to the increase. Deposits in the "Other, Denmark" category saw a fall of DKr56bn from the level at end-2008 because of a decline in short-term deposits placed with Danske Markets by institutional investors.

The market value of mortgage bonds issued to fund loans provided by Realkredit Danmark, including the Group's own holdings, rose 2% over the level at the end of 2008 and amounted to DKr661bn.

## Trading and investment activities

Credit exposure to trading and investment activities declined from DKr1,003bn at year-end 2008 to DKr741bn at year-end 2009. The decline was due primarily to a drop in the positive fair value of conventional interest rate and currency contracts. The Group has made agreements with many of its counterparties to net positive and negative market values. Most of these net facilities are secured by collateral management agreements.

The bond portfolio amounted to DKr423bn, the same as at end-2008. The part of the portfolio classified as available for sale amounted to DKr92bn, against DKr117bn a year earlier.

Most of the bond portfolio can be used as collateral for loans from central banks and therefore forms part of the Group's liquidity reserve.

| BOND PORTFOLIO (%) | 2009 | 2008 |
|---|---|---|
| Bonds guaranteed by central or local governments | 24 | 16 |
| Bonds issued by quasi-government institutions | 2 | 2 |
| Danish mortgage bonds | 42 | 40 |
| Swedish covered bonds | 18 | 20 |
| Other covered bonds | 6 | 9 |
| Short-dated bonds (CP etc.), primarily with banks | 4 | 7 |
| Credit bonds | 4 | 6 |
| Total holdings | 100 | 100 |
| Available-for-sale bonds included in preceding item | 22 | 28 |

Short-dated bonds were issued primarily by banks in Scandinavia, Spain, France and Finland. Ninety per cent of the bonds had an external investment grade rating, and of those, 61% were rated AA- or higher.

Holdings of credit bonds consisted of corporate bonds, including bonds issued by banks, and covered bonds not under public supervision. Ninety-five per cent of the bonds had an external investment grade rating, and of those, 43% were rated AA- or higher.

Throughout 2009, the bond portfolio benefited from declining short-term interest rates, although modestly higher long-term yields had a slightly contrary effect. Credit spreads narrowed in the last three quarters of the year from their peak in the first quarter, resulting in higher bond prices. No issuers of bonds in the Group's portfolio defaulted on their payment obligations.

At the end of 2009, the Group's total Value at Risk (VaR), excluding insurance activities at Danica Pension, stood at DKr0.3bn, against DKr0.5bn at the end of 2008. The fall was owing to reduced risk taking, which more than compensated for the increase in VaR caused by a model adjustment in 2009. In the adjustment, model data representing the past year were given the greatest weighting.

### Solvency and capital

In May 2009, Danske Bank A/S and Realkredit Danmark A/S raised subordinated loan capital in the form of hybrid capital of DKr24bn and DKr2bn from the Danish state.

Until May 14, 2014, Danske Bank will have the option to gradually convert the loan capital into shares in Danske Bank A/S if the hybrid capital exceeds 35% of total tier 1 capital. Danske Bank must gradually convert the loan capital into share capital if the hybrid capital exceeds 50% of total tier 1 capital in the same period. The conversion must be made at market price. At end-2009, the hybrid capital accounted for 32.9% of total tier 1 capital. Danske Bank does not expect to convert the loan capital into share capital.

The interest rate on the loans from the Danish state is 9.265% per annum, of which the individual margin, calculated on the basis of the Group's average external ratings, constitutes 0.375 of a percentage point. Payment for the conversion option is 0.5 of a percentage point per annum. The interest rate will increase if Danske Bank pays dividends in excess of DKr3.4bn per annum.

The subordinated loans strengthened the capital base, and the Group is thus better prepared to withstand losses any further negative economic developments may cause.

At December 31, 2009, the solvency ratio was 17.8%, with 14.1 percentage points deriving from tier 1 capital. The loan capital raised from the Danish state accounted for 3.1 percentage points of the solvency and tier 1 capital ratios. Impairment charges against particularly highly weighted facilities and the reduction of total assets triggered a fall in risk-weighted assets from DKr960bn at end-2008 to DKr834bn. At the end of 2008, the solvency ratio was 13.0% and the tier 1 capital ratio was 9.2%.

At year-end 2009, the ICAAP result was 10.1%. The section on capital management and Risk Management 2009 provide more details about the Group's ICAAP result.

### Ratings

In the first quarter of 2009, Danske Bank was downgraded by Standard & Poor's (from AA- to A+), Moody's (from Aa1 to Aa3) and Fitch Ratings (from AA- to A+).

In the fourth quarter, Standard & Poor's further downgraded Danske Bank from A+ to A (negative outlook). Bonds issued with a guarantee from the Danish state are rated AAA.

Similarly, Standard & Poor's downgraded Danica Pension's rating from AA- to A+ in February and lowered the rating again from A+ to A (negative outlook) in December.

All new bond issues from Realkredit Danmark carry Aaa and AAA ratings, the highest possible ratings awarded by Moody's and Standard & Poor's.

### Outlook

The Group expects 2010 to be another challenging year for the financial sector, the Danske Bank Group and its customers. Recent macroeconomic indicators do, however, lend hope that the business environment will gradually improve.

Danish GDP growth in 2010 is estimated at around 1.7%. The Group expects similar growth rates in its other markets, with the exception of Ireland, which is expected to see zero growth, and the Baltic countries, which are expected to see their GDPs contract.

Short-term interest rates are expected to rise about 0.5 of a percentage point in Denmark, and on average the same in the Group's other markets.

Unemployment rose in the Group's principal markets in 2009, and the Group expects this trend to continue throughout 2010. This rise in unemployment combined with falling house prices has caused the financial situation of many households to deteriorate. Despite low interest rates and tax reform, the Group thus expects the credit quality of the retail segment to deteriorate further in 2010. Corporate customers are likely to see their creditworthiness improve gradually, although a few sectors, agriculture for example, will continue to occasion rising impairment charges.

The performance of market-related activities – in Danske Markets, Danske Capital and Danica Pension – will depend greatly on trends in the financial markets, including the level of securities prices at the end of the year. The extraordinarily high level of income of 2009 is unlikely to continue into 2010.

The level of expenses is expected to be lower in 2010 than in 2009. Nonetheless, the Group will continue to focus on cost control. IT investments in product development and improvement of processes and customer-facing functionality will remain high also in 2010.

Loan impairment charges are likely to be high, although lower than in 2009.

The robust banking activities, tight cost control and continued strong focus on risk, liquidity and capital management combined with the massive capital buffer give the Group a solid foundation for its operations at the threshold of the new year.

Danske Bank | Sampo Bank | Fokus Bank | Northern Bank | National Irish Bank

# BUSINESS UNITS

| BANKING ACTIVITIES (DKr m) | 2009 | 2008 | Index 09/08 | Q4 2009 | Q3 2009 | Q2 2009 | Q1 2009 |
|---|---|---|---|---|---|---|---|
| Net interest income | 27,102 | 26,921 | 101 | 6,622 | 6,554 | 6,778 | 7,148 |
| Net fee income | 6,419 | 6,700 | 96 | 1,668 | 1,627 | 1,630 | 1,494 |
| Net trading income | 1,115 | 1,504 | 74 | 198 | 232 | 312 | 373 |
| Other income | 2,758 | 2,533 | 109 | 703 | 678 | 751 | 626 |
| Total income | 37,394 | 37,658 | 99 | 9,191 | 9,091 | 9,471 | 9,641 |
| Goodwill impairment charges | 1,458 | 3,081 | 47 | 41 | - | 1,417 | - |
| Amortisation of intangible assets | 468 | 551 | 85 | 116 | 118 | 116 | 118 |
| Integration expenses | 291 | 774 | 38 | 46 | 64 | 83 | 98 |
| State guarantee commission (Bank Package I) | 2,500 | 625 | - | 625 | 625 | 625 | 625 |
| Other expenses | 19,496 | 20,017 | 97 | 5,103 | 4,588 | 5,039 | 4,766 |
| Expenses | 24,213 | 25,048 | 97 | 5,931 | 5,395 | 7,280 | 5,607 |
| Profit before loan impairment charges | 13,181 | 12,610 | 105 | 3,260 | 3,696 | 2,191 | 4,034 |
| Impairment charges under the state guarantee | 1,612 | 328 | - | 409 | 364 | 583 | 256 |
| Other loan impairment charges | 20,874 | 8,204 | 254 | 3,779 | 5,767 | 5,309 | 6,019 |
| Loan impairment charges | 22,486 | 8,532 | 264 | 4,188 | 6,131 | 5,892 | 6,275 |
| Profit before tax | -9,305 | 4,078 | - | -928 | -2,435 | -3,701 | -2,241 |
| Loans and advances (end of period) | 1,654,257 | 1,717,128 | 96 | 1,654,257 | 1,681,302 | 1,695,471 | 1,715,437 |
| Allowance account, total (end of period) | 31,881 | 12,358 | 258 | 31,881 | 28,746 | 23,667 | 18,156 |
| Deposits (end of period) | 648,140 | 587,590 | 110 | 648,140 | 628,044 | 624,933 | 610,598 |
| Bonds issued by Realkredit Danmark (end of period) | 660,685 | 647,731 | 102 | 660,685 | 663,099 | 649,481 | 643,149 |
| Allocated capital (avg.) | 70,184 | 71,135 | 99 | 68,194 | 69,401 | 70,867 | 72,328 |
| Profit before loan impairment charges as % p.a. of allocated capital | 18.8 | 17.7 | | 19.1 | 21.3 | 12.4 | 22.3 |
| Pre-tax profit as % p.a. of allocated capital (ROE) | -13.3 | 5.7 | | -5.4 | -14.0 | -20.9 | -12.4 |
| Cost/income ratio (%) | 64.8 | 66.5 | | 64.5 | 59.3 | 76.9 | 58.2 |
| Cost/income ratio, excluding goodwill impairment charges (%) | 60.9 | 58.3 | | 64.1 | 59.3 | 61.9 | 58.2 |
| Cost/income ratio, excluding total integration expenses (%) | 62.7 | 63.0 | | 62.8 | 57.3 | 74.8 | 55.9 |

Sampo Pank | Danske Banka | Danske Bankas | Danske Markets | Danica Pension

## BANKING ACTIVITIES

| BANKING ACTIVITIES | Population (millions) | GDP forecast (%) | Lending (DKr bn) | | Market share (%) | | Deposits (DKr bn) | | Market share (%) | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2009 | 2009 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 |
| Denmark | 5.5 | -4.8 | 1,006 | 1,043 | 28 | 31 | 317 | 305 | 30 | 30 |
| Finland | 5.3 | -7.2 | 158 | 173 | 13 | 14 | 96 | 90 | 12 | 12 |
| Sweden | 9.2 | -4.4 | 168 | 174 | | 7 | 74 | 56 | | 5 |
| Norway | 4.8 | -1.1 | 151 | 141 | 6 | 6 | 63 | 47 | 4 | 4 |
| Northern Ireland | 1.8 | -4.4 | 52 | 53 | - | - | 46 | 45 | - | - |
| Ireland | 4.2 | -7.0 | 77 | 79 | 5 | 5 | 31 | 25 | 3 | 3 |
| Estonia* | 1.3 | -14.8 | 14 | 16 | 11 | 12 | 11 | 11 | 14 | 15 |
| Latvia* | 2.2 | -18.3 | 2 | 3 | 1 | 1 | 1 | 1 | 1 | 1 |
| Lithuania* | 3.2 | -15.5 | 11 | 12 | 7 | 7 | 5 | 4 | 6 | 5 |
| Other | - | - | 18 | 23 | - | - | 4 | 4 | - | - |
| Total | - | - | 1,657 | 1,717 | - | - | 648 | 588 | - | - |

*Together, these activities constitute Banking Activities Baltics.
Market share information is based on data reported to the local central banks.

### Market position

The Danske Bank Group is a major financial services provider in Denmark and ranks among the largest banks in the Nordic region.

The Group's ambition is to improve its position by increasing customer satisfaction and broadening its appeal to customers in selected segments on the Scandinavian and Northern Ireland markets. As for its operations in the Baltic region and Ireland, the Group focuses on restoring profitability.

In 2009, funding costs rose owing to the hybrid capital raised and issues of long-term bonds. Funding costs were allocated to the business units on the basis of the units' composition of lending and deposits and trends in local interbank spreads. This settlement method resulted in a relatively large share of funding costs at Danske Markets and at banking units with insufficient liquidity from deposits to fund activities.

INCOME - % OF GROUP TOTAL


5%
1%
3%
36%
29%
2%
1%
2%
3%
6%
4%
8%

LENDING - % OF GROUP TOTAL


3%
1%
1%
1%
4%
3%
9%
10%
9%
59%

- Banking Activities Denmark
- Banking Activities Finland
- Banking Activities Sweden
- Banking Activities Norway
- Banking Activities Northern Ireland
- Banking Activities Ireland
- Banking Activities Baltics
- Other Banking Activities
- Danske Markets
- Danske Capital
- Danica Pension
- Other Activities

| BRANCHES | EMPLOYEES | PRE-TAX PROFIT | MARKET SHARE OF LENDING |
|---|---|---|---|
| 327 | 5,664 | DKr-1,222m | 28.2% |

BANKING ACTIVITIES DENMARK ENCOMPASSES THE BANKING ACTIVITIES OF DANSKE BANK DENMARK AS WELL AS THE ACTIVITIES OF REALKREDIT DANMARK. DANSKE BANK DENMARK CATERS TO ALL TYPES OF RETAIL AND CORPORATE CUSTOMERS. BANKING ACTIVITIES DENMARK'S FINANCE CENTRES SERVE PRIVATE BANKING AND LARGE CORPORATE CUSTOMERS. IN ADDITION, BANKING ACTIVITIES DENMARK HAS SIX AGRICULTURAL CENTRES AND OFFERS A RANGE OF LEASING SOLUTIONS TO THE CORPORATE SEGMENT.

# BANKING ACTIVITIES DENMARK

- **Profit before loan impairment charges, adjusted for the guarantee commission under Bank Package I, rose 3%**
- **Net interest income up 4%**
- **Total expenses for Bank Package I of DKr4.1bn**
- **Increase in loan impairment charges but downward trend**

## Market conditions

In 2009, the Danish economy faced a serious economic downturn, unrivalled since the 1930s. The first six months of the year in particular saw plunging output, rising unemployment and declining house prices and GDP. Except for the GDP, this trend continued into the second half of the year, but was less pronounced. At the end of 2008, forecasts expected the Danish economy (GDP) to contract by around 0.7% in 2009. Forecasts now indicate a contraction in 2009 of around 4.8%.

Danske Bank is the largest bank in Denmark.

## Financial summary

Net interest income was up 4% over the year-earlier figure, mainly because of wider lending margins. Lower central bank rates, continued keen competition for deposits and higher long-term funding costs had an adverse effect on the item.

INCOME – % OF GROUP TOTAL



36%


LENDING – % OF GROUP TOTAL



59%


■ Banking Activities Denmark

Excluding the guarantee commission of DKr2.5bn paid to the Danish state and expenses for staff reductions, expenses fell 2% from the year-earlier level.

Total lending was down 4% from the end-2008 level. Corporate lending declined over the year, mirroring customers' weaker investment appetite and reduced working capital requirement.

Loan impairment charges totalled DKr10.0bn, against DKr4.4bn in 2008. Some DKr5.5bn of this amount consisted of charges against facilities to corporate customers, primarily in the property, shipping and agricultural sectors. Charges against retail facilities stood at DKr2.3bn.

Total deposits rose 4%. Higher deposits in high-interest accounts and ordinary retail deposits contributed to the increase. The market value of mortgage bonds issued to fund loans provided by Realkredit Danmark rose 2% over the 2008 level.

At end-2009, Banking Activities Denmark's market share of lending, including mortgage loans and repo loans extended by Danske Markets, was 28.2%, down from 30.5% at the end of 2008. The main reason for the decline was a reduction in repo transactions with institutional clients. The market share of deposits was 29.6%, down from the year-earlier 30.2%.

## Operations

At September 1, 2009, Realkredit Denmark's advisory services for small and medium-sized enterprises merged with Danske Bank. The integration proceeded as planned.

During the summer, Danske Bank dedicated part of its website to a dialogue with customers in Denmark. The purpose was to determine how Danske Bank could better meet customers' needs and demands. The website had more than 80,000 visitors, and 3,500 visitors blogged about their opinion of



| BANKING ACTIVITIES DENMARK (DKr m) | 2009 | 2008 | Index 09/08 | Q4 2009 | Q3 2009 | Q2 2009 | Q1 2009 |
|---|---|---|---|---|---|---|---|
| Net interest income | 16,124 | 15,555 | 104 | 4,049 | 3,901 | 3,963 | 4,211 |
| Net fee income | 3,658 | 3,839 | 95 | 950 | 923 | 931 | 854 |
| Net trading income | 539 | 826 | 65 | 20 | 139 | 147 | 233 |
| Other income | 956 | 773 | 124 | 235 | 216 | 281 | 224 |
| Total income | 21,277 | 20,993 | 101 | 5,254 | 5,179 | 5,322 | 5,522 |
| State guarantee commission (Bank Package I) | 2,500 | 625 | - | 625 | 625 | 625 | 625 |
| Other expenses | 9,950 | 9,983 | 100 | 2,514 | 2,405 | 2,628 | 2,403 |
| Expenses | 12,450 | 10,608 | 117 | 3,139 | 3,030 | 3,253 | 3,028 |
| Profit before loan impairment charges | 8,827 | 10,385 | 85 | 2,115 | 2,149 | 2,069 | 2,494 |
| Impairment charges under the state guarantee | 1,612 | 328 | - | 409 | 364 | 583 | 256 |
| Other loan impairment charges | 8,437 | 4,026 | 210 | 1,759 | 2,535 | 1,514 | 2,629 |
| Loan impairment charges | 10,049 | 4,354 | 231 | 2,168 | 2,899 | 2,097 | 2,885 |
| Profit before tax | -1,222 | 6,031 | - | -53 | -750 | -28 | -391 |
| Loans and advances (end of period) | 1,005,751 | 1,043,312 | 96 | 1,005,751 | 1,012,763 | 1,023,290 | 1,034,386 |
| Allowance account, total (end of period) | 13,496 | 6,066 | 222 | 13,496 | 11,815 | 9,927 | 8,251 |
| Deposits (end of period) | 317,080 | 305,373 | 104 | 317,080 | 315,376 | 313,547 | 315,274 |
| Bonds issued by Realkredit Danmark (end of period) | 660,685 | 647,731 | 102 | 660,685 | 663,099 | 649,481 | 643,149 |
| Allocated capital (avg.) | 38,475 | 38,656 | 100 | 37,350 | 37,896 | 38,687 | 40,002 |
| Profit before loan impairment charges as % p.a. of allocated capital | 22.9 | 26.9 | | 22.7 | 22.7 | 21.4 | 24.9 |
| Pre-tax profit as % p.a. of allocated capital (ROE) | -3.2 | 15.6 | | -0.6 | -7.9 | -0.3 | -3.9 |
| Cost/income ratio (%) | 58.5 | 50.5 | | 59.7 | 58.5 | 61.1 | 54.8 |

At April 1, 2008, the activities of Nordania Leasing within real property, construction and agricultural machinery, and capital and IT equipment (now Danske Leasing) were transferred from Other Banking Activities to Banking Activities Denmark.

the economic crisis, their own financial situation and their perception of Danske Bank.

In September 2009, Danske Bank launched a number of initiatives to improve customer satisfaction under the headings responsibility, accessibility and transparency. These initiatives include more information about interest rates and fees, greater openness about complaints, an online customer board and termination of all adviser bonus programmes. The Danish www.danskebank.dk/bedrebank site tracks the progress of the initiatives.

### Macroeconomic outlook

In 2010, Danish economic growth is likely to benefit from an improving global economy. In response to lower interest rates on FlexLån® and tax cuts in particular, consumer spending is expected to increase, but unemployment is still expected to rise. Forecasts indicate GDP growth of about 1.7% in 2010, starting from a low point, though.

| BRANCHES | EMPLOYEES | PRE-TAX PROFIT | MARKET SHARE OF LENDING |
|---|---|---|---|
| 121 | 2,169 | DKr-536m | 12.6% |

BANKING ACTIVITIES FINLAND ENCOMPASSES THE BANKING ACTIVITIES OF SAMPO BANK FINLAND AND DANSKE BANK'S HELSINKI BRANCH. SAMPO BANK, THE THIRD-LARGEST BANK IN FINLAND, CATERS TO RETAIL CUSTOMERS, SMALL AND MEDIUM-SIZED ENTERPRISES AND INSTITUTIONAL CLIENTS.

# BANKING ACTIVITIES FINLAND

- Profit before loan impairment charges up 55%
- Expenses down 14%
- Expected synergies fully realised
- Significantly improved cost/income ratio
- Increase in loan impairment charges but downward trend

### Market conditions

The Finnish economy experienced a sharp decline in the export of goods and services in 2009 as the manufacturing industry suffered from low global demand. A slowdown in the private sector also set back investments in construction, machinery and equipment. At the end of 2008, the Finnish economy (GDP) was forecast to contract by around 0.3% in 2009. Forecasts now indicate a contraction in 2009 of around 7.2%.

Sampo Bank is the third-largest bank in the Finnish market.

### Financial summary

Net interest income stood at DKr3.0bn, down 10% from the year-earlier figure. Lower money market rates and the costs of long-term funding contributed to the decline.

Owing primarily to a decline in integration expenses and to realised synergies, expenses fell 14% and were significantly lower than in 2008. The synergies announced at the acquisition in 2007 have been fully realised.

Total lending was down 9% from the level at end-2008. Retail lending remained at its year-earlier level, while corporate lending dropped 18%.

Loan impairment charges totalled DKr1.7bn, against DKr0.5bn in 2008. They consisted primarily of a few large charges against individual corporate facilities.

Total deposits rose 6% from the level at December 31, 2008. Retail deposits were up 5%, while corporate deposits increased 8%.

At December 31, 2009, Banking Activities Finland's market share of lending was 12.6%, down from 13.8% a year earlier, while its share of deposits was 12.2%, up from 12.0%.

### Operations

After 66 years at the same address, Sampo Bank's head office functions moved to two new addresses in Helsinki in June 2009. These functions and the Finnish units of Danske Markets and Danske Capital now share these offices.

The Group's annual customer satisfaction survey, "Moment of Truth", revealed significantly improved satisfaction among Sampo Bank's retail customers. Two-thirds of the customers were highly or very satisfied with the quality of the service rendered. Customers were particularly pleased with meetings at the bank at which committed advisers provide clear and easy-to-understand advice.

INCOME – % OF GROUP TOTAL | LENDING – % OF GROUP TOTAL


8%
9%

■ Banking Activities Finland



| BANKING ACTIVITIES FINLAND (DKr m) | 2009 | 2008 | Index 09/08 | Q4 2009 | Q3 2009 | Q2 2009 | Q1 2009 |
|---|---|---|---|---|---|---|---|
| Net interest income | 3,015 | 3,352 | 90 | 628 | 679 | 787 | 921 |
| Net fee income | 1,110 | 1,037 | 107 | 292 | 282 | 273 | 263 |
| Net trading income | 71 | 78 | 91 | 18 | 2 | 38 | 13 |
| Other income | 381 | 241 | 158 | 97 | 116 | 84 | 84 |
| Total income | 4,577 | 4,708 | 97 | 1,035 | 1,079 | 1,182 | 1,281 |
| Amortisation of intangible assets | 468 | 469 | 100 | 116 | 118 | 116 | 118 |
| Integration expenses | 214 | 582 | 37 | 46 | 45 | 54 | 69 |
| Other expenses | 2,708 | 2,892 | 94 | 729 | 598 | 689 | 692 |
| Expenses | 3,390 | 3,943 | 86 | 891 | 761 | 859 | 879 |
| Profit before loan impairment charges | 1,187 | 765 | 155 | 144 | 318 | 323 | 402 |
| Loan impairment charges | 1,723 | 511 | - | -111 | 554 | 895 | 385 |
| Profit before tax | -536 | 254 | - | 255 | -236 | -572 | 17 |
| Profit before tax in local currency (€) | -72 | 34 | - | 34 | -31 | -77 | 2 |
| Loans and advances (end of period) | 157,810 | 172,617 | 91 | 157,810 | 162,066 | 166,158 | 169,178 |
| Allowance account, total (end of period) | 2,545 | 1,267 | 201 | 2,545 | 3,021 | 2,551 | 1,661 |
| Deposits (end of period) | 96,005 | 90,358 | 106 | 96,005 | 93,040 | 98,655 | 95,801 |
| Allocated capital (avg.) | 7,404 | 7,623 | 97 | 7,013 | 7,317 | 7,523 | 7,774 |
| Profit before loan impairment charges as % p.a. of allocated capital | 16.0 | 10.0 | | 8.2 | 17.4 | 17.2 | 20.7 |
| Pre-tax profit as % p.a. of allocated capital (ROE) | -7.2 | 3.3 | | 14.5 | -12.9 | -30.4 | 0.9 |
| Cost/income ratio (%) | 74.1 | 83.8 | | 86.1 | 70.5 | 72.7 | 68.6 |
| Cost/income ratio, excluding total integration expenses (%) | 59.2 | 61.4 | | 70.4 | 55.4 | 58.3 | 54.0 |

## Macroeconomic outlook

The global economic improvement is expected to benefit Finnish exports and brighten the outlook for the Finnish economy. Consumers are still apt to be cautious, though, owing to the slow recovery and the low employment rate. Unemployment is likely to rise further in 2010.

Forecasts indicate GDP growth of about 1.5% in 2010.


BRANCHES
56
EMPLOYEES
913
PRE-TAX PROFIT
DKr754m
MARKET SHARE OF LENDING
5.9%

BANKING ACTIVITIES SWEDEN ENCOMPASSES THE BANKING ACTIVITIES OF ÖSTGÖTA ENSKILDA BANK AND PROVINSBANKERNE IN SWEDEN, WHICH SERVE ALL TYPES OF RETAIL AND CORPORATE CUSTOMERS. REAL-ESTATE AGENCY BUSINESS IS CARRIED OUT PRIMARILY THROUGH THE 70 OFFICES OF SKANDIA MÄKLARNA.

# BANKING ACTIVITIES SWEDEN

- **Profit before loan impairment charges down 10% in Danish kroner and 2% in local currency**
- **Improved lending margins**
- **Good growth in deposits**
- **Loan impairment charges matched the 2008 level, but downward trend over the year**

## Market conditions

The economic contraction left its mark on 2009; exports and demand were down, and unemployment rose. Property prices were stable throughout the period, however, and saw only modest falls. At the end of 2008, forecasts expected the Swedish economy (GDP) to contract by around 1.7% in 2009. Forecasts now indicate a contraction in 2009 of around 4.4%.

## Financial summary

On average, the Swedish krona depreciated in 2009, affecting developments in income items in Danish kroner accordingly. Total income in Danish kroner fell 6% from the level a year earlier.

Despite the narrower deposit margins occasioned by the Swedish central bank's repeated interest rate cuts, income rose 2% in local currency owing to wider lending margins. Net interest income suffered from higher funding costs.

Expenses were down 3% in Danish kroner from the year-earlier level, but increased 6% in local currency. The increase was attributable partly to the exchange rate effect of intra-group invoicing in Danish kroner.

Estimated lower growth at the Group's Swedish real-estate agency chain led to an impairment charge of DKr16m against the goodwill of DKr39m acquired in 2005.

Total lending fell 9% in local currency from the level at end-2008, with retail lending gaining 8% and corporate lending dropping 18%.

Despite the economic contraction, loan impairment charges remained relatively low at DKr0.5bn, matching the 2008 level. The charges related primarily to corporate facilities. Loan impairment charges declined during the year.

Total deposits rose 24% in local currency from the level a year earlier. Retail deposits were up 3%, and corporate deposits climbed 35%.

At December 31, 2009, Banking Activities Sweden's market share of lending was 5.9%, down from 6.6% a year earlier, while its share of deposits was 5.8%, up from 4.7%.

## Operations

At the end of 2009, Leif Norburg retired from the position as head of the Group's Swedish banking activities, and Lars Mørch, former head of Group HR & Communications, took over this position. Mr Mørch remains a member of the Danske Bank Group's Executive Committee.

INCOME - % OF GROUP TOTAL

LENDING - % OF GROUP TOTAL


4%
10%

■ Banking Activities Sweden



| BANKING ACTIVITIES SWEDEN (DKr m) | 2009 | 2008 | Index 09/08 | Q4 2009 | Q3 2009 | Q2 2009 | Q1 2009 |
|---|---|---|---|---|---|---|---|
| Net interest income | 1,997 | 2,120 | 94 | 489 | 532 | 520 | 456 |
| Net fee income | 642 | 673 | 95 | 175 | 155 | 182 | 130 |
| Net trading income | 86 | 108 | 80 | 22 | 20 | 23 | 21 |
| Other income | 51 | 52 | 98 | 14 | 11 | 17 | 9 |
| Total income | 2,776 | 2,953 | 94 | 700 | 718 | 742 | 616 |
| Goodwill impairment charge | 16 | - | - | 16 | - | - | - |
| Other expenses | 1,497 | 1,555 | 96 | 402 | 359 | 395 | 341 |
| Expenses | 1,513 | 1,555 | 97 | 418 | 359 | 395 | 341 |
| Profit before loan impairment charges | 1,263 | 1,398 | 90 | 282 | 359 | 347 | 275 |
| Loan impairment charges | 509 | 520 | 98 | -12 | 109 | 115 | 297 |
| Profit before tax | 754 | 878 | 86 | 294 | 250 | 232 | -22 |
| Profit before tax in local currency (SKr) | 1,055 | 1,081 | 98 | 409 | 347 | 332 | -33 |
| Loans and advances (end of period) | 167,461 | 173,732 | 96 | 167,461 | 174,389 | 171,656 | 174,973 |
| Allowance account, total (end of period) | 1,182 | 696 | 170 | 1,182 | 1,240 | 1,082 | 976 |
| Deposits (end of period) | 74,263 | 56,187 | 132 | 74,263 | 65,716 | 59,692 | 59,294 |
| Allocated capital (avg.) | 8,231 | 8,440 | 98 | 8,138 | 8,123 | 8,184 | 8,484 |
| Profit before loan impairment charges as % p.a. of allocated capital | 15.3 | 16.6 | | 13.9 | 17.7 | 17.0 | 13.0 |
| Pre-tax profit as % p.a. of allocated capital (ROE) | 9.2 | 10.4 | | 14.4 | 12.3 | 11.3 | -1.0 |
| Cost/income ratio (%) | 54.5 | 52.7 | | 59.7 | 50.0 | 53.2 | 55.4 |

In April, Banking Activities Sweden launched its Danske Direkt customer concept targeted at retail customers who value no-fee expert advisory services over the Internet and telephone.

Banking Activities Sweden carried out a number of organisational adjustments. To meet customers' increased demand for round-the-clock banking, the unit intensified its focus on contact centres and mobile sales teams to complement the branch network and the finance centres. To streamline the Swedish organisation, a number of small branches will merge.

## Macroeconomic outlook

The global economy is set to improve in 2010, and most of Sweden's export markets will benefit. Consumers, however, are still likely to show caution because of the slow economic recovery and the low employment rate. Unemployment is expected to increase further in 2010. Forecasts indicate GDP growth of about 1.2% in 2010.

| BRANCHES | EMPLOYEES | PRE-TAX PROFIT | MARKETS SHARE OF LENDING |
|---|---|---|---|
| 49 | 966 | DKr1,137m | 5.7% |

BANKING ACTIVITIES NORWAY ENCOMPASSES THE BANKING ACTIVITIES OF FOKUS BANK NORWAY, WHICH SERVES ALL TYPES OF RETAIL AND CORPORATE CUSTOMERS. REAL-ESTATE AGENCY BUSINESS IS CARRIED OUT THROUGH THE 37 OFFICES OF FOKUS KROGSVEEN.

# BANKING ACTIVITIES NORWAY

- **Profit before loan impairment charges up 72% in Danish kroner and 87% in local currency**
- **Significantly improved cost/income ratio**
- **Increase in loan impairment charges**

### Market conditions

The Norwegian economy continued to slow down in 2009, although low interest rates, an expansionary fiscal policy and extensive investments clearly benefited the economy in the second half of the year, helping it outperform the other Nordic economies. At the end of 2008, forecasts expected the Norwegian economy (GDP) to contract by around 0.5% in 2009. Forecasts now indicate a contraction in 2009 of around 1.1%.

Fokus Bank is the third-largest bank in Norway.

### Financial summary

Total income rose 22% over the level in 2008, or 26% in local currency.

Improved pricing of lending risk more than compensated for the pressure on deposit margins, and net interest income grew both in local currency and in Danish kroner.

INCOME – % OF GROUP TOTAL | LENDING – % OF GROUP TOTAL


6%
9%

■ Banking Activities Norway

Excluding goodwill impairment charges, expenses rose 2% in Danish kroner and 4% in local currency. The main reason for the increase was that leasing activities were recognised for nine months of 2008 only. All underlying expenses were unchanged.

Total lending fell 10% in local currency from the level at end-2008, with retail lending gaining 6% and corporate lending dropping 18%.

Loan impairment charges came to DKr0.7bn, against DKr0.5bn in 2008. They were mainly charges against a number of corporate facilities, in particular within the property segment.

Total deposits rose 12% in local currency from the level a year earlier. Retail deposits matched the year-earlier level, and corporate deposits increased 17%.

At December 31, 2009, Banking Activities Norway's market share of lending was 5.7%, down from 6.4% a year earlier, while its share of deposits remained at 4.4%.

### Operations

In September, Trond Mellingsæter replaced Thomas F. Borgen as head of Fokus Bank and joined the Executive Committee. Mr Mellingsæter was previously in charge of Fokus Bank's central and northern regions.

On January 1, 2010, Banking Activities Norway adjusted its geographically based organisation and regional structure to accommodate four general customer segments: Business Banking, Personal Banking, CIB and Private Banking & Asset Management.

| BANKING ACTIVITIES NORWAY (DKr m) | 2009 | 2008 | Index 09/08 | Q4 2009 | Q3 2009 | Q2 2009 | Q1 2009 |
|---|---|---|---|---|---|---|---|
| Net interest income | 2,666 | 2,095 | 127 | 678 | 674 | 648 | 666 |
| Net fee income | 342 | 394 | 87 | 88 | 86 | 78 | 90 |
| Net trading income | 158 | 152 | 104 | 57 | 18 | 34 | 49 |
| Other income | 454 | 327 | 139 | 119 | 123 | 115 | 97 |
| Total income | 3,620 | 2,968 | 122 | 942 | 901 | 875 | 902 |
| Goodwill impairment charge | - | 141 | - | - | - | - | - |
| Other expenses | 1,807 | 1,773 | 102 | 458 | 445 | 453 | 451 |
| Expenses | 1,807 | 1,914 | 94 | 458 | 445 | 453 | 451 |
| Profit before loan impairment charges | 1,813 | 1,054 | 172 | 484 | 456 | 422 | 451 |
| Loan impairment charges | 676 | 489 | 138 | 102 | 210 | 67 | 297 |
| Profit before tax | 1,137 | 565 | 201 | 382 | 246 | 355 | 154 |
| Profit before tax in local currency (NKr) | 1,324 | 498 | 266 | 431 | 288 | 421 | 184 |
| Loans and advances (end of period) | 150,702 | 141,446 | 107 | 150,702 | 152,603 | 148,773 | 154,541 |
| Allowance account, total (end of period) | 1,404 | 737 | 191 | 1,404 | 1,413 | 1,168 | 1,110 |
| Deposits (end of period) | 62,709 | 47,426 | 132 | 62,709 | 57,250 | 54,422 | 51,514 |
| Allocated capital (avg.) | 7,668 | 7,447 | 103 | 7,545 | 7,551 | 7,873 | 7,705 |
| Profit before loan impairment charges as % p.a. of allocated capital | 23.6 | 14.2 | | 25.7 | 24.2 | 21.4 | 23.4 |
| Pre-tax profit as % p.a. of allocated capital (ROE) | 14.8 | 7.6 | | 20.3 | 13.0 | 18.0 | 8.0 |
| Cost/income ratio (%) | 49.9 | 64.5 | | 48.6 | 49.4 | 51.8 | 50.0 |

At April 1, 2008, the Norwegian activities of Nordania Leasing within real property, construction and agricultural machinery, and capital and IT equipment were transferred from Other Banking Activities to Banking Activities Norway.

## Macroeconomic outlook

At the end of 2009, Norwegian economic indicators showed signs of growth. In the third quarter of the year, GDP rose 0.5%, and there is reason to believe the positive trend will continue into 2010. House prices reached a record high, having risen considerably since the end of 2008. The unemployment rate is still below 3% and is likely to stabilise at this level in 2010, improving conditions for the housing market, consumer spending and the commercial property market. From an international perspective, the Norwegian unemployment rate remains low. Forecasts indicate GDP growth of about 2.7% in 2010, which should place Norway among the countries experiencing the strongest economic recovery.


BRANCHES
83
EMPLOYEES
1,253
PRE-TAX PROFIT
DKr-830m

BANKING ACTIVITIES NORTHERN IRELAND ENCOMPASSES THE BANKING ACTIVITIES OF NORTHERN BANK, WHICH SERVES BOTH RETAIL AND CORPORATE CUSTOMERS.

# BANKING ACTIVITIES NORTHERN IRELAND

- Profit before loan impairment charges down 12% in Danish kroner, but up 3% in local currency
- Expenses down 10% in local currency
- Increase in loan impairment charges but downward trend over the year

## Market conditions

Economic activity in Northern Ireland slowed considerably throughout 2009, and property prices plunged.

The Northern Ireland economy is naturally linked to that of Great Britain – a region hit hard by the global financial crisis. The economic trends in Great Britain caused the pound sterling to depreciate significantly to the benefit of exports.

At the end of 2008, forecasts expected the economy (GDP) in Northern Ireland to contract by around 0.5% in 2009. Forecasts now indicate a contraction in 2009 of around 4.4%.

INCOME - % OF GROUP TOTAL | LENDING - % OF GROUP TOTAL


3%
3%

■ Banking Activities Northern Ireland

## Financial summary

Net interest income fell 2% in local currency from the year-earlier level as a result of stronger competition for deposits. Central bank interest rate cuts put heavy pressure on deposit margins, but wider lending margins only partly offset this effect.

Expenses fell 10% in local currency from the 2008 level, partly because of the absence of integration expenses. The unit paid DKr61m to cover expenses for the mandatory Financial Services Compensation scheme.

Total lending fell 5% in local currency from the level a year earlier. Retail lending rose 3%, whereas corporate lending, excluding loans to the public sector etc., declined 8%.

Loan impairment charges came to DKr1.4bn, against DKr0.6bn in 2008. Charges against a number of corporate facilities within the property segment in particular accounted for the increase.

Deposits were up 1% in local currency from the level at end-2008; retail deposits fell 2% in local currency, whereas corporate deposits, excluding deposits from the public sector etc., were up 5%.

## Operations

In 2009, Northern Bank joined forces with Northern Regional College (NRC) to set up College eBank. College eBank is a new initiative combining on-campus banking services with personal finance education. Northern Bank was the first bank in Northern Ireland to offer such a service to local universities.

| BANKING ACTIVITIES NORTHERN IRELAND (DKr m) | 2009 | 2008 | Index 09/08 | Q4 2009 | Q3 2009 | Q2 2009 | Q1 2009 |
|---|---|---|---|---|---|---|---|
| Net interest income | 1,315 | 1,508 | 87 | 337 | 336 | 316 | 326 |
| Net fee income | 296 | 362 | 82 | 75 | 76 | 75 | 70 |
| Net trading income | 72 | 124 | 58 | 29 | 4 | 39 | - |
| Other income | 12 | 19 | 63 | 1 | 3 | 6 | 2 |
| Total income | 1,695 | 2,013 | 84 | 442 | 419 | 436 | 398 |
| Expenses | 1,126 | 1,363 | 83 | 261 | 267 | 282 | 316 |
| Profit before loan impairment charges | 569 | 650 | 88 | 181 | 152 | 154 | 82 |
| Loan impairment charges | 1,399 | 641 | 218 | 164 | 371 | 419 | 445 |
| Profit before tax | -830 | 9 | - | 17 | -219 | -265 | -363 |
| Profit before tax in local currency (£) | -100 | -12 | - | 2 | -27 | -30 | -45 |
| Loans and advances (end of period) | 51,510 | 53,376 | 97 | 51,510 | 53,214 | 56,600 | 49,694 |
| Allowance account, total (end of period) | 2,006 | 627 | - | 2,006 | 1,843 | 1,575 | 1,080 |
| Deposits (end of period) | 45,914 | 44,459 | 103 | 45,914 | 45,959 | 49,240 | 42,807 |
| Allocated capital (avg.) | 1,951 | 2,449 | 80 | 1,867 | 2,004 | 1,988 | 1,947 |
| Profit before loan impairment charges as % p.a. of allocated capital | 29.2 | 26.5 | | 38.8 | 30.3 | 31.0 | 16.8 |
| Pre-tax profit as % p.a. of allocated capital (ROE) | -42.5 | 0.4 | | 3.6 | -43.7 | -53.3 | -74.6 |
| Cost/income ratio (%) | 66.4 | 67.7 | | 59.0 | 63.7 | 64.7 | 79.4 |

## Macroeconomic outlook

The economy is likely to grow slightly in 2010. Low interest rates have already helped stabilise the housing market and stimulate consumer spending. Exports benefited from the weak pound sterling, and the growth forecast for Great Britain is expected to rub off on Northern Ireland. Projected fiscal tightening will probably have a curbing effect, though.

Forecasts indicate GDP growth of around 1.2% in 2010.

| BRANCHES | EMPLOYEES | PRE-TAX PROFIT | MARKET SHARE |
|---|---|---|---|
| 58 | 625 | DKr-4,923m | 4.5% |

BANKING ACTIVITIES IRELAND ENCOMPASSES THE BANKING ACTIVITIES OF NATIONAL IRISH BANK, WHICH CATERS TO BOTH RETAIL AND CORPORATE CUSTOMERS

# BANKING ACTIVITIES IRELAND

- **Profit before loan and goodwill impairment charges down 40%**
- **Excluding the goodwill impairment charge in 2008 and restructuring expenses, expenses were down 10%**
- **Increase in loan impairment charges but downward trend over the year**

## Market conditions

Throughout 2009, economic activity in Ireland slowed considerably. The downturn in the property market and lower domestic demand led to rising unemployment and deteriorating government finances. The large public deficits forced the government to introduce severe fiscal tightening, affecting many Irish households. The economic slowdown, particularly within the property sector, also caused loan impairment charges to escalate sharply.

At the end of 2008, forecasts expected Irish GDP to contract by around 2.8% in 2009, but by the end of 2009, the severe economic downturn had increased this figure to around 7.0%.

The Republic of Ireland has established the National Asset Management Agency (NAMA) in which six Irish banks participate. The purpose of NAMA is to acquire property loans from banks participating in the Irish bank packages. The Group expects NAMA to help stabilise Ireland's severely strained property market.


INCOME – % OF GROUP TOTAL
LENDING – % OF GROUP TOTAL
2%
4%

■ Banking Activities Ireland

## Financial summary

Total income fell 13% from the level in 2008 owing primarily to a decline in interest income. Net interest income was adversely affected by pressure on deposit margins, increasing funding costs and loans for which interest accrual has been suspended, while the item benefited from wider lending margins.

Excluding the goodwill impairment charge in 2008 and restructuring expenses, expenses were down 10%, benefiting from tighter cost control and the absence of integration expenses.

Total lending was down 3% from the level at end-2008. Retail lending dropped 6%, while corporate lending remained at its year-earlier level.

Loan impairment charges amounted to DKr5.2bn, against DKr1.7bn in 2008. The increase was owing to substantial charges against facilities to a number of corporate customers, primarily in the property sector.

Deposits grew 25%. Keener competition pushed down retail deposits 10% from the end-2008 level, while larger fixed-term deposits pushed up corporate deposits 71%.

At the end of 2009, Banking Activities Ireland's market share of lending was 4.5%, against 4.8% a year earlier, and its share of deposits was 3.4%, against 3.1% in 2008.

| BANKING ACTIVITIES IRELAND (DKr m) | 2009 | 2008 | Index 09/08 | Q4 2009 | Q3 2009 | Q2 2009 | Q1 2009 |
|---|---|---|---|---|---|---|---|
| Net interest income | 1,140 | 1,284 | 89 | 243 | 242 | 316 | 339 |
| Net fee income | 126 | 160 | 79 | 28 | 32 | 33 | 33 |
| Net trading income | 49 | 62 | 79 | 13 | 10 | 11 | 15 |
| Other income | 10 | 9 | 111 | 4 | 3 | 1 | 2 |
| Total income | 1,325 | 1,515 | 87 | 288 | 287 | 361 | 389 |
| Goodwill impairment charge | - | 2,940 | - | - | - | - | - |
| Other expenses | 1,010 | 991 | 102 | 328 | 210 | 241 | 231 |
| Expenses | 1,010 | 3,931 | 26 | 328 | 210 | 241 | 231 |
| Profit before loan impairment charges | 315 | -2,416 | - | -40 | 77 | 120 | 158 |
| Loan impairment charges | 5,238 | 1,700 | - | 1,187 | 1,232 | 1,346 | 1,473 |
| Profit before tax | -4,923 | -4,116 | 120 | -1,227 | -1,155 | -1,226 | -1,315 |
| Profit before tax in local currency (€) | -661 | -552 | 120 | -165 | -155 | -164 | -177 |
| Loans and advances (end of period) | 76,601 | 79,352 | 97 | 76,601 | 77,866 | 78,831 | 80,035 |
| Allowance account, total (end of period) | 7,002 | 1,855 | - | 7,002 | 5,835 | 4,606 | 3,269 |
| Deposits (end of period) | 30,805 | 24,556 | 125 | 30,805 | 32,367 | 30,312 | 26,738 |
| Allocated capital (avg.) | 3,209 | 3,190 | 101 | 3,089 | 3,177 | 3,265 | 3,307 |
| Profit before loan impairment charges as % p.a. of allocated capital | 9.8 | -75.7 | | -5.2 | 9.7 | 14.7 | 19.1 |
| Pre-tax profit as % p.a. of allocated capital (ROE) | -153.4 | -129.0 | | -158.9 | -145.4 | -150.2 | -159.1 |
| Cost/income ratio, excluding goodwill impairment charge (%) | 76.2 | 65.4 | | 113.9 | 73.2 | 66.8 | 59.4 |

## Operations

The troubled Irish economy and the steep challenges facing the banking sector also affected National Irish Bank. The bank announced a major restructuring of its business model in December 2009. Twenty-five of National Irish Bank's 58 branches will close and merge with neighbouring branches, and staff numbers will be reduced by 150 through severance schemes. The restructuring will start in 2010 and is expected to be completed in 2011.

## *Macroeconomic outlook*

The economy is likely to bottom out and start recovering in late 2010. Relatively favourable trends in exports will help stabilise the Irish economy, while the property sector seems to continue to have an adverse effect on economic activity. Forecasts indicate zero growth (GDP) in 2010.

National Irish Bank expects loan impairment charges to remain high in 2010.


BRANCHES
40
EMPLOYEES
1,051
PRE-TAX PROFIT
DKr-3,768m

BANKING ACTIVITIES BALTICS ENCOMPASSES THE GROUP'S BANKING ACTIVITIES IN ESTONIA, LATVIA AND LITHUANIA AND SERVES BOTH RETAIL AND CORPORATE CUSTOMERS.

# BANKING ACTIVITIES BALTICS

- **Profit before loan and goodwill impairment charges unchanged**
- **Increase in loan impairment charges but slight downward trend**
- **Strong deposit growth**

### Market conditions

The steep declines in the economies of Estonia, Latvia and Lithuania left their mark on the units' results in 2009; domestic demand was drastically lower and unemployment rose.

At the end of 2008, forecasts expected Baltic GDPs to contract by around 3.9% in 2009, but by the end of 2009, the severe economic downturn had increased this figure to around 16.2%.

### Financial summary

In view of the poor state of the Baltic economies, the Group lowered earnings estimates for its activities in Latvia and Lithuania in the second quarter and recognised goodwill impairment charges of DKr1.4bn.

Income fell 18% from the level in 2008. Although lending margins improved, net interest income fell owing to lower interest rates, a smaller loan portfolio, rising funding costs and the effect of loans for which interest accrual has been suspended. Net fee income fell because of lower activity.

INCOME – % OF GROUP TOTAL LENDING – % OF GROUP TOTAL


1%
1%

■ Banking Activities Baltics

Excluding the goodwill impairment charges and the absence of integration expenses, expenses fell 20%. Generally tightened cost control contributed to the positive trend.

Total lending was down 12% from the end-2008 level. Retail lending declined 5%, and corporate lending dropped 19%.

Loan impairment charges amounted to DKr2.7bn, against DKr0.3bn the year earlier. The economic crisis hurt credit quality, and the unit recognised collective impairment charges of DKr0.8bn. The remainder consisted of individual charges made against facilities to customers in the property market. Accumulated charges covered 9.3% of Banking Activities Baltics' exposure at the end of 2009.

Total deposits rose 14% from the level a year earlier. Retail deposits fell 10%, while corporate deposits rose 24%.

### Operations

In August, Sampo Pank in Estonia was the only financial institution to make it to the top among Estonia's most family- and employee-friendly businesses in a ranking prepared by the business newspaper Äripäev and the family and home magazine Pere ja Kodu.

Sampo Bank has also focused strongly on improving its service level. Its efforts were rewarded in 2009 when the bank won the Best in service quality award in Estonia.

In March, UAB Danske Lizingas (Danske Leasing in Lithuania) merged with Danske Bankas, and in future, Danske Bankas will handle all new leases. UAB Danske Lizingas will be wound up in step with the expiry of leases signed before March 1, 2009.



| BANKING ACTIVITIES BALTICS (DKr m) | 2009 | 2008 | Index 09/08 | Q4 2009 | Q3 2009 | Q2 2009 | Q1 2009 |
|---|---|---|---|---|---|---|---|
| Net interest income | 488 | 638 | 76 | 110 | 105 | 130 | 143 |
| Net fee income | 136 | 162 | 84 | 36 | 32 | 36 | 32 |
| Net trading income | 116 | 109 | 106 | 31 | 33 | 17 | 35 |
| Other income | 22 | 20 | 110 | 9 | 7 | 3 | 3 |
| Total income | 762 | 929 | 82 | 186 | 177 | 186 | 213 |
| Goodwill impairment charges | 1,417 | - | - | - | - | 1,417 | - |
| Other expenses | 388 | 525 | 74 | 101 | 89 | 100 | 98 |
| Expenses | 1,805 | 525 | - | 101 | 89 | 1,517 | 98 |
| Profit before loan impairment charges | -1,043 | 404 | - | 85 | 88 | -1,331 | 115 |
| Loan impairment charges | 2,725 | 295 | - | 613 | 714 | 839 | 559 |
| Profit before tax | -3,768 | 109 | - | -528 | -626 | -2,170 | -444 |
| Loans and advances (end of period) | 26,816 | 30,426 | 88 | 26,816 | 27,841 | 28,676 | 29,852 |
| Allowance account, total (end of period) | 2,985 | 432 | - | 2,985 | 2,460 | 1,783 | 966 |
| Deposits (end of period) | 17,073 | 14,962 | 114 | 17,073 | 14,889 | 15,529 | 15,442 |
| Allocated capital (avg.) | 1,362 | 1,493 | 91 | 1,232 | 1,293 | 1,416 | 1,512 |
| Profit before loan impairment charges as % p.a. of allocated capital | -76.6 | 27.1 | | 27.6 | 27.2 | - | 30.4 |
| Pre-tax profit as % p.a. of allocated capital (ROE) | -276.7 | 7.3 | | -171.4 | -193.7 | - | -117.5 |
| Cost/income ratio, excluding goodwill impairment charges (%) | 50.9 | 56.5 | | 54.3 | 50.3 | 53.8 | 46.0 |

| PROFIT BEFORE LOAN AND GOODWILL IMPAIRMENT CHARGES (DKr m) | 2009 | 2008 | Index 09/08 | Q4 2009 | Q3 2009 | Q2 2009 | Q1 2009 |
|---|---|---|---|---|---|---|---|
| Estonia | 308 | 337 | 91 | 61 | 55 | 83 | 109 |
| Latvia | 45 | 9 | - | 8 | 23 | 3 | 11 |
| Lithuania | 21 | 58 | 36 | 16 | 10 | - | -5 |
| Total Banking Activities Baltics | 374 | 404 | 93 | 85 | 88 | 86 | 115 |

In October, customers of Danske Banka in Latvia were offered the opportunity to open deposit accounts through eBanking at an interest rate 0.1 of a percentage point above the rate offered by customer service centres. The improved electronic service proved a success with customers.

## Macroeconomic outlook

The three Baltic economies are expected to stabilise to some extent in 2010, but will not see the high growth rates of earlier times.

Baltic GDPs are now expected to contract by a weighted average of 3.7% in 2010.



EMPLOYEES
310

PRE-TAX PROFIT
DKr83m

OTHER BANKING ACTIVITIES ENCOMPASSES THE ACTIVITIES OF NORDANIA LEASING AND THE GROUP'S BANKING ACTIVITIES IN GERMANY, POLAND AND RUSSIA. THE ACTIVITIES OF NORDANIA LEASING INCLUDE PRIMARILY CAR AND TRUCK LEASING SOLUTIONS AND FLEET MANAGEMENT.

# OTHER BANKING ACTIVITIES

- Profit before loan impairment charges down 32%
- Lower income from the sale of lease assets
- Goodwill impairment charge of DKr25m against activities in Russia

### Market conditions

A severe economic slowdown in the markets in which Other Banking Activities operates affected results in 2009.

Germany experienced a steep economic downturn at the end of 2008 and during the first six months of 2009. Favourable developments in exports helped stabilise the economy as early as in the second quarter of 2009, however, causing growth to pick up in the last six months of the year.

Poland's economy came to a sudden halt owing to the financial unrest, with lower growth in exports and shrinking domestic demand. But economic growth was slightly positive in 2009, making Poland one of the economies suffering the least from the crisis.

INCOME - % OF GROUP TOTAL

LENDING - % OF GROUP TOTAL


2%
1%

■ Other Banking Activities

### Financial summary

Nordania Leasing's pretax profit declined DKr140m. The transfer of certain activities from Nordania Leasing to Banking Activities Denmark and Banking Activities Norway at April 1, 2008, led to lower income and expenses. Total income generated by Nordania Leasing thus decreased DKr261m and expenses DKr197m. Adjusted for the transfer, profit before loan impairment charges fell DKr38m. A combination of lower income from the sale of lease assets and severance payments led to the profit decline.

At Banking Activities Germany, profit before tax declined DKr100m owing mainly to the fact that 2008 benefited from the reversal of a large amount of impairment charges.

At Banking Activities Poland, profit before tax was down DKr14m.

At Banking Activities Russia, the result before tax came to a negative DKr11m. The economic situation in Russia prompted a goodwill impairment charge against ZAO Danske Bank of DKr25m, equal to the full amount of goodwill acquired with the purchase of these activities from the Sampo Bank group in 2007.

The Russian activities were transferred from Banking Activities Finland to Other Banking Activities with effect from January 1, 2009.

Altogether, expenses at Other Banking Activities fell 8%, mainly because of the transfer of the leasing activities.

| OTHER BANKING ACTIVITIES (DKr m) | 2009 | 2008 | Index 09/08 | Q4 2009 | Q3 2009 | Q2 2009 | Q1 2009 |
|---|---|---|---|---|---|---|---|
| Net interest income | 357 | 369 | 97 | 88 | 85 | 98 | 86 |
| Net fee income | 109 | 73 | 149 | 24 | 41 | 22 | 22 |
| Net trading income | 24 | 45 | 53 | 8 | 6 | 3 | 7 |
| Other income | 872 | 1,092 | 80 | 224 | 199 | 244 | 205 |
| Total income | 1,362 | 1,579 | 86 | 344 | 331 | 367 | 320 |
| Goodwill impairment charges | 25 | - | - | 25 | - | - | - |
| Other expenses | 1,087 | 1,209 | 90 | 310 | 234 | 280 | 263 |
| Expenses | 1,112 | 1,209 | 92 | 335 | 234 | 280 | 263 |
| Profit before loan impairment charges | 250 | 370 | 68 | 9 | 97 | 87 | 57 |
| Loan impairment charges | 167 | 22 | - | 77 | 42 | 114 | -66 |
| Profit before tax | 83 | 348 | 24 | -68 | 55 | -27 | 123 |
| Loans and advances (end of period) | 17,606 | 22,867 | 77 | 17,606 | 20,560 | 21,487 | 22,773 |
| Allowance account, total (end of period) | 1,261 | 678 | 186 | 1,261 | 1,119 | 975 | 843 |
| Deposits (end of period) | 4,291 | 4,269 | 101 | 4,291 | 3,447 | 3,536 | 3,728 |
| Allocated capital (avg.) | 1,883 | 1,837 | 103 | 1,959 | 2,040 | 1,931 | 1,597 |
| Profit before loan impairment charges as % p.a. of allocated capital | 13.3 | 20.1 | | 1.8 | 19.0 | 18.0 | 14.3 |
| Pre-tax profit as % p.a. of allocated capital (ROE) | 4.4 | 18.9 | | -13.9 | 10.8 | -5.6 | 30.8 |
| Cost/income ratio (%) | 81.6 | 76.6 | | 97.4 | 70.7 | 76.3 | 82.2 |

| PROFIT BEFORE TAX (DKr m) | 2009 | 2008 | Index 09/08 | Q4 2009 | Q3 2009 | Q2 2009 | Q1 2009 |
|---|---|---|---|---|---|---|---|
| Nordania Leasing | -136 | 4 | - | -74 | -27 | -19 | -16 |
| Banking Activities Germany | 163 | 263 | 62 | 10 | 59 | -27 | 121 |
| Banking Activities Poland | 67 | 81 | 83 | 18 | 21 | 11 | 17 |
| Banking Activities Russia | -11 | - | - | -22 | 2 | 8 | 1 |
| Total Other Banking Activities | 83 | 348 | 24 | -68 | 55 | -27 | 123 |

## Macroeconomic outlook

Germany's economy is likely to recover further in 2010. Large Asian export orders and good wage competitiveness benefit the country. The trend in unemployment has been surprisingly favourable, and the rate is set to decline slightly. This will contribute to a moderate increase in consumer spending. Overall, the expected growth rate is 2.5-3.0%.

Forecasts indicate that Poland's economic growth will be positive also in 2010. Consumer spending in particular is likely to boost activity. The growth rate is expected to be just over 2% in 2010.

Russia's economy (GDP) is likely to see growth in 2010.

EMPLOYEES 887 | TOTAL INCOME DKr17,238m | PRE-TAX PROFIT DKr11,115m

DANSKE MARKETS IS RESPONSIBLE FOR THE GROUP'S ACTIVITIES IN THE FINANCIAL MARKETS. TRADING ACTIVITIES INCLUDE TRADING IN FIXED INCOME PRODUCTS, FOREIGN EXCHANGE, EQUITIES AND INTEREST-BEARING SECURITIES; PROVIDING THE LARGEST CORPORATE CUSTOMERS AND INSTITUTIONAL CLIENTS WITH FINANCIAL PRODUCTS AND ADVISORY SERVICES ON MERGERS AND ACQUISITIONS; AND ASSISTING CUSTOMERS WITH EQUITY AND DEBT ISSUES ON THE INTERNATIONAL FINANCIAL MARKETS. GROUP TREASURY COVERS THE BANK'S STRATEGIC FIXED INCOME, FOREIGN EXCHANGE AND EQUITY PORTFOLIOS. INSTITUTIONAL BANKING INCLUDES FACILITIES WITH INTERNATIONAL FINANCIAL INSTITUTIONS OUTSIDE THE NORDIC REGION. FACILITIES WITH NORDIC FINANCIAL INSTITUTIONS FORM PART OF THE GROUP'S BANKING ACTIVITIES.

# DANSKE MARKETS

- Exceptionally high income
- Customer activity still strong
- Profitable risk taking in volatile markets
- Increase in loan impairment charges

### Market conditions

The global capital markets were turbulent in 2009. The equity and fixed-income markets have calmed since the autumn of 2008, however, and at end-2009, economic indicators continued to point to further stabilisation.

The volatile markets, particularly in the first halfyear, offered especially attractive business opportunities for the Group's capital markets activities.

### Financial summary

Profit before tax rose to DKr11.1bn, up from a loss of DKr2.0bn in 2008. The main reason was extraordinarily high income from trading activities, especially in the first quarter of 2009.

Customer-driven trading activity in instruments to hedge interest and exchange rate risks was strong during the entire year. Global capital markets trends led to wider bid/offer spreads, although they started to narrow in the second quarter.



INCOME – % OF GROUP TOTAL
LENDING – % OF GROUP TOTAL
29%
3%
Danske Markets


The unit adjusted its position-taking approach to benefit from changes in short- and medium-term interest rates and credit spreads, increasing trading activities income by as much as DKr9.6bn over the 2008 level to DKr16.9bn.

Group Treasury posted income of DKr0.1bn, primarily as a result of the Group's strategic fixed-income portfolio. In 2008, income was negative by DKr4.0bn owing in particular to the capital loss on the Group's holdings of mortgage bonds triggered by the significant widening of credit spreads.

Danske Bank owns 26% of PBS A/S, which plans to merge with the Norwegian Nordito A/S in the first quarter of 2010. PBS is consolidated as an associated undertaking into Danske Bank's financial statements with a proportionate share of its book value. Once the merger takes effect, PBS will no longer be an associated undertaking, and the shareholding in the continuing company of about 16% must be recognised at market value. The merger is expected to generate a capital gain of DKr0.7bn to be booked in the first half of 2010.

The available-for-sale bond portfolio posted a gain – recognised directly in shareholders' equity – of DKr0.7bn. In 2008, the Group recognised a capital loss of DKr1.9bn.

Loan impairment charges concerned facilities to international financial counterparties: certain asset values declined, and impairment charges increased.

A 14% rise in expenses related mainly to performance-based compensation to Trading Activities staff. The Group downgraded the relative level of performance-based compensation in 2009 and adjusted its practices for the measurement and structure of such compensation in accordance with international recommendations.



| DANSKE MARKETS (DKr m) | 2009 | 2008 | Index 09/08 | Q4 2009 | Q3 2009 | Q2 2009 | Q1 2009 |
|---|---|---|---|---|---|---|---|
| Total income | 17,238 | 3,763 | - | 1,663 | 3,811 | 4,733 | 7,031 |
| Expenses | 2,886 | 2,530 | 114 | 655 | 622 | 786 | 823 |
| Profit before loan impairment charges | 14,352 | 1,233 | - | 1,008 | 3,189 | 3,947 | 6,208 |
| Loan impairment charges | 3,237 | 3,237 | 100 | 894 | -7 | 652 | 1,698 |
| Profit before tax | 11,115 | -2,004 | - | 114 | 3,196 | 3,295 | 4,510 |
| Due from credit institutions and repo loans (end of period) | 348,419 | 449,794 | 77 | 348,419 | 484,225 | 428,929 | 390,241 |
| Loans and advances (end of period) | 47,069 | 71,357 | 66 | 47,069 | 50,691 | 59,795 | 71,550 |
| Allowance account, total (end of period) | 4,917 | 3,152 | 156 | 4,917 | 4,206 | 5,902 | 5,010 |
| Net trading and investment portfolio (end of period) | 466,504 | 499,560 | 93 | 466,504 | 423,761 | 428,991 | 455,873 |
| Deposits (end of period) | 151,613 | 207,524 | 73 | 151,613 | 174,109 | 153,557 | 180,969 |
| Allocated capital (avg.) | 4,244 | 2,987 | 142 | 3,002 | 3,601 | 5,056 | 5,351 |
| Profit before loan impairment charges as % p.a. of allocated capital | - | 41.3 | | 134.3 | - | - | - |
| Pre-tax profit as % p.a. of allocated capital (ROE) | 261.9 | -67.1 | | 15.2 | - | 260.7 | - |
| Cost/income ratio (%) | 16.7 | 67.2 | | 39.4 | 16.3 | 16.6 | 11.7 |

| TOTAL INCOME (DKr m) | 2009 | 2008 | Index 09/08 | Q4 2009 | Q3 2009 | Q2 2009 | Q1 2009 |
|---|---|---|---|---|---|---|---|
| Trading activities | 16,929 | 7,361 | 230 | 1,791 | 3,194 | 4,410 | 7,534 |
| Group Treasury | 123 | -3,996 | - | -152 | 567 | 297 | -589 |
| Institutional banking | 186 | 398 | 47 | 24 | 50 | 26 | 86 |
| Total Danske Markets | 17,238 | 3,763 | - | 1,663 | 3,811 | 4,733 | 7,031 |

### Operations
Danske Markets strengthened its position as Nordic market leader on several fronts, for instance, by winning the Risk Magazine's Nordic Derivatives House of the Year title twice in a row.

For the third time, Danske Markets Equities won the Danish Investor Relations Society's Broker of the Year award and Swedish Prospera confirmed Danske Markets Equities' top ranking for the fifth year running. The awards recognised Danske Markets' commitment to offer quality and depth in Danish equities along with expert advisory services. Altogether, the Danske Markets Equities covers 192 Nordic companies, representing 91% of Nordic stock exchange market capitalisation.

### Market outlook
Danske Markets is expected to post a relatively high income in 2010, although much lower than in 2009. Its performance will depend greatly on market conditions and trends in the financial markets, including the level of securities prices.

EMPLOYEES 540 | PRE-TAX PROFIT DKr760m | MARKET SHARE IN THE NORDIC REGION 12%

DANSKE CAPITAL DEVELOPS AND SELLS WEALTH MANAGEMENT PRODUCTS AND SERVICES THAT ARE OFFERED THROUGH THE GROUP'S BRANCHES AND FINANCE CENTRES AND DIRECTLY TO BUSINESSES, INSTITUTIONAL CLIENTS AND EXTERNAL DISTRIBUTORS. DANSKE CAPITAL SUPPORTS THE BANKING ACTIVITIES THROUGH DEVELOPMENT AND UPDATING OF THE GROUP'S OVERALL PRIVATE BANKING AND WEALTH MANAGEMENT CONCEPT. THROUGH DANSKE BANK INTERNATIONAL IN LUXEMBOURG, DANSKE CAPITAL PROVIDES INTERNATIONAL PRIVATE BANKING SERVICES TO CLIENTS OUTSIDE THE GROUP'S HOME MARKETS. DANSKE CAPITAL IS REPRESENTED IN DENMARK, SWEDEN, NORWAY, FINLAND, ESTONIA, LITHUANIA AND LUXEMBOURG.

# DANSKE CAPITAL

- **Profit before loan impairment charges down 8%**
- **Good investment performance and positive net sales**
- **Breakthrough on sales to institutional custom-ers outside Danske Capital's home markets**

### Market conditions

The global capital markets were turbulent for most of 2009. The benchmark equity indices bottomed out in March 2009 and then began to climb. At the end of 2009, several important indices were 50-70% higher than in March 2009. The positive equity market trends led to an increase in assets under management. In the Nordic region alone, unit trust business saw an increase of around DKr175bn, with sales in Sweden and Norway as the main contributors.

Danske Capital maintained its position in Nordic asset management with a total market share of 12%. The unit also made a breakthrough on sales to major institutional customers outside its home markets.

### Financial summary

Danske Capital's income rose 2% to DKr1.7bn. The rise related to performance-based fees and other one-off items of DKr288m.


INCOME – % OF GROUP TOTAL
LENDING – % OF GROUP TOTAL
3%
1%
Danske Capital

Excluding these items, income fell DKr280m, mainly because the average volume of assets under management decreased and their composition changed. On average, the proportion of fixed-income and money-market mandates was higher in 2009 than in 2008.

Expenses rose DKr92m over the year-earlier figure. Of this amount, DKr26m was attributable to the consolidation of Danske Invest Management A/S, which was acquired in May 2008. Higher expenses for severance payments and other one-off items lifted the expense level by DKr60m. Excluding this amount, expenses were up 1%.

Danske Capital's net sales totalled DKr8.7bn in 2009. Products managed by Danske Capital's Asset Management unit accounted for DKr10.4bn, while net sales of investment products offered by external providers and structured products were negative by DKr1.7bn.

Asset Management's net sales of DKr10.4bn consisted of net sales to institutional clients of DKr4.1bn and net sales to retail customers of DKr6.3bn. In the fourth quarter of 2009, net retail sales amounted to DKr4.4bn.

Denmark and Finland remained Danske Capital's most important markets, with market shares in unit trust business of 28% and 17%, respectively.

In 2009, the unit trust business posted above-benchmark returns in 67% of its funds. Seventy-nine per cent of the bond-based funds and 59% of the equity-based funds delivered above-benchmark returns.



| DANSKE CAPITAL (DKr m) | 2009 | 2008 | Index 09/08 | Q4 2009 | Q3 2009 | Q2 2009 | Q1 2009 |
|---|---|---|---|---|---|---|---|
| Total income | 1,728 | 1,697 | 102 | 492 | 373 | 475 | 388 |
| Amortisation of intangible assets | 37 | 38 | 97 | 9 | 9 | 9 | 10 |
| Other expenses | 977 | 884 | 111 | 287 | 233 | 226 | 231 |
| Expenses | 1,014 | 922 | 110 | 296 | 242 | 235 | 241 |
| Profit before loan impairment charges | 714 | 775 | 92 | 196 | 131 | 240 | 147 |
| Loan impairment charges | -46 | 319 | - | -100 | 40 | 6 | 8 |
| Profit before tax | 760 | 456 | 167 | 296 | 91 | 234 | 139 |
| Loans and advances (end of period) | 9,993 | 22,306 | 45 | 9,993 | 12,469 | 16,017 | 19,297 |
| Allowance account, total (end of period) | 297 | 348 | 85 | 297 | 400 | 360 | 358 |
| Deposits (end of period) | 6,235 | 7,276 | 86 | 6,235 | 6,020 | 6,420 | 6,840 |
| Allocated capital (avg.) | 374 | 750 | 50 | 294 | 308 | 352 | 545 |
| Cost/income ratio (%) | 58.7 | 54.3 | | 60.2 | 64.9 | 49.5 | 62.1 |
| Cost/income ratio, excluding amortisation of intangible assets (%) | 56.5 | 52.1 | | 58.3 | 62.5 | 47.6 | 59.5 |
| Assets under management (DKr bn) | 548 | 513 | 107 | 548 | 537 | 509 | 502 |

## Products

In November 2009, Danske Capital launched the Danske Invest *KlimaTrends* fund. This fund invests worldwide in companies that are expected to be well prepared for climate and environmental change challenges. The fund also invests in providers of products or services that improve climate and environmental conditions. At the end of 2009, total fund assets amounted to DKr545m.

Danske Capital manages customer funds in accordance with the Group's Socially Responsible Investment (SRI) policy. The policy ensures that Danske Capital does not invest customer funds in businesses that do not comply with international guidelines on for example environmental protection and human rights.

## Market outlook

*Danske Capital expects to strengthen its position within asset management and international private banking in 2010.*

| ASSETS UNDER MANAGEMENT | (DKr bn) 2009 | (DKr bn) 2008 | Share (%) 2009 | Share (%) 2008 |
|---|---|---|---|---|
| Equities | 148 | 98 | 27 | 19 |
| Private equity | 13 | 14 | 2 | 3 |
| Bonds | 375 | 389 | 69 | 76 |
| Cash | 12 | 12 | 2 | 2 |
| Total | 548 | 513 | 100 | 100 |

| BREAKDOWN BY TYPE OF INVESTOR | (DKr bn) 2009 | (DKr bn) 2008 | Share (%) 2009 | Share (%) 2008 |
|---|---|---|---|---|
| Life insurers | 195 | 212 | 35 | 41 |
| Unit trusts - retail | 158 | 130 | 29 | 25 |
| Pooled schemes | 38 | 38 | 7 | 8 |
| Institutions, including unit trusts | 157 | 133 | 29 | 26 |
| Total | 548 | 513 | 100 | 100 |

EMPLOYEES 925 | INCOME DKr2,810m | TOTAL PREMIUMS DKr20,431m

DANICA PENSION ENCOMPASSES THE DANSKE BANK GROUP'S ACTIVITIES IN THE LIFE INSURANCE AND PENSIONS MARKET. DANICA PENSION TARGETS BOTH PERSONAL AND CORPORATE CUSTOMERS. PRODUCTS ARE MARKETED THROUGH A RANGE OF DISTRIBUTION CHANNELS WITHIN THE DANSKE BANK GROUP, PRIMARILY BANKING ACTIVITIES' OUTLETS AND DANICA PENSION'S INSURANCE BROKERS AND ADVISERS. DANICA OFFERS TWO MARKET-BASED PRODUCTS, DANICA BALANCE AND DANICA LINK. THESE PRODUCTS ALLOW CUSTOMERS TO SELECT THEIR OWN INVESTMENT PROFILE, AND THE RETURN ON SAVINGS DEPENDS ON MARKET TRENDS. FURTHERMORE, DANICA PENSION OFFERS DANICA TRADITIONEL. THIS PRODUCT DOES NOT OFFER INDIVIDUAL INVESTMENT PROFILES, AND DANICA PENSION SETS THE RATE OF INTEREST ON POLICYHOLDERS' SAVINGS.

# DANICA PENSION

- **Net income from insurance business of DKr2.8bn, against a loss of DKr1.7bn in 2008**
- **Risk allowance of DKr1.1bn booked together with DKr0.6bn from the shadow account**
- **Profit of DKr151m from unit-linked business**
- **Total premiums down 7% to DKr20.4bn**
- **Premiums from activities outside Denmark of DKr3.8bn, up 29%**

The economic slowdown left its mark on the pensions market in 2009, and the volume of premiums fell. Total premiums, including premiums for investment contracts, were down DKr1.4bn, or 7%, to DKr20.4bn.

In Denmark, market-based products accounted for DKr7.6bn, or around 50%, of life-insurance premiums, and regular premiums for these products rose 13%. At the end of the year, about 133,000 customers had opted for market-based products. In Sweden, total premiums were up 32% to DKr3.1bn.

The positive return on investments in the second half of 2009 lifted financial reserves. Danica Pension therefore decided to discontinue its temporary charge on transfers and surrenders with effect from October 1 and to raise the interest rate on policyholders' savings to 2.65% before pension return tax. This rate was later lifted to 3.25% with effect from January 1, 2010.

Net income totalled DKr2.8bn, up DKr4.5bn.

### Market conditions in Denmark

The difficult economic situation affected the Danish pensions market in 2009. At the beginning of the year, investments carried negative returns, but these were more than offset by positive returns later in the year. At end-2009, the collective bonus potential stood at DKr2.8bn, against DKr1.6bn a year earlier. It was also possible to restore DKr2.8bn drawn from the bonus potential of paid-up policies at end-2008.

In 2008, the Danish Ministry of Economic and Business Affairs and the Danish Insurance Association signed an agreement on financial stability in the pension sector. In November 2009, the parties agreed to extend the agreement to include 2010. Under the agreement, pension and insurance companies may still temporarily adjust the discount rate (yield curve) used to calculate the value of technical provisions. This adjustment of the yield curve did not change the technical provisions at end-2009.

Danica Pension maintained its position as one of the leading life insurers and pension providers on the Danish market.

Redundancies and lower activity among corporate customers had an adverse effect on premiums. The Danish tax reform, however, had a positive effect, especially towards the end of the year, as tax benefits for persons paying the highest rate of tax were larger in 2009 than they will be in 2010. From 2010 onwards, fully tax deductible contributions to annuity pension schemes cannot exceed DKr100,000 annually. Excess contributions will be paid into schemes with life-long pension payments.

### Income

Net income from insurance business changed from a negative DKr1.7bn in 2008 to a positive DKr2.8bn in 2009 owing partly to a positive return on equity and partly to a 7.1% return on *Danica Traditionel* customer funds. This made it possible to book the risk allowance and half of the shadow account balance.

The risk allowance, which is calculated as a share of technical provisions, amounted to DKr1.1bn in 2009. An amount of DKr0.6bn of the

| DANICA PENSION (DKr m) | 2009 | 2008 | Index 09/08 | Q4 2009 | Q3 2009 | Q2 2009 | Q1 2009 |
|---|---|---|---|---|---|---|---|
| Share of technical provisions | 1,087 | 1,088 | 100 | 278 | 271 | 266 | 272 |
| Unit-linked business | 151 | -21 | - | 43 | 56 | 51 | 1 |
| Health and accident business | -97 | -142 | 68 | -41 | -21 | -7 | -28 |
| Return on investments | 1,383 | -961 | - | 198 | 485 | 488 | 212 |
| Financing result | -247 | -609 | 41 | -41 | -50 | -62 | -94 |
| Special allotment | -40 | - | - | -40 | - | - | - |
| Change in shadow account | 573 | -1,088 | - | 1,382 | -271 | -266 | -272 |
| Net income from insurance business | 2,810 | -1,733 | - | 1,779 | 470 | 470 | 91 |
| Premiums, insurance contracts | 17,152 | 19,292 | 89 | 4,810 | 3,833 | 3,800 | 4,709 |
| Premiums, investment contracts | 3,279 | 2,587 | 127 | 1,297 | 758 | 734 | 490 |
| Provisions, insurance contracts | 222,377 | 204,123 | 109 | 222,377 | 221,287 | 212,927 | 207,220 |
| Provisions, investment contracts | 15,032 | 8,464 | 178 | 15,032 | 13,098 | 10,989 | 8,918 |
| Customer funds, investment assets | | | | | | | |
| Danica Traditionel | 181,288 | 175,778 | 103 | 181,288 | 182,252 | 176,482 | 173,331 |
| Danica Balance | 13,638 | 7,583 | 180 | 13,638 | 11,991 | 10,052 | 8,216 |
| Danica Link | 32,800 | 20,895 | 157 | 32,800 | 29,786 | 25,803 | 21,602 |
| Allocated capital (avg.) | 5,731 | 5,245 | 109 | 5,775 | 5,676 | 5,731 | 5,741 |
| Net income as % p.a. of allocated capital | 49.0 | -33.0 | - | 123.2 | 33.1 | 32.8 | 6.3 |

postponed risk allowance for 2008 of DKr1.1bn was also booked to income. The remaining balance may be booked at a later date when the investment return and the financial reserves permit.

Danica Pension's net income was adversely affected by the DKr40m special allotment payable to certain policyholders of the former Statsanstalten for Livsforsikring. Statsanstalten for Livsforsikring was privatised in 1990 to form part of Danica Pension. Under the terms of the privatisation, Danica Pension must meet the legitimate allotment expectations of the policyholders. This entails an obligation to make allotments to these policyholders if the percentage by which Danica Pension's equity exceeds its statutory solvency requirement reaches a certain limit.

The obligation to add the special allotment will exist as long as policies established with Statsanstalten for Livsforsikring are effective at Danica Pension. Special allotments are expensed only in years in which the excess equity limit is reached.

Unit-linked business improved significantly on the 2008 result. The business volume meant that the income from existing customers exceeded current expenses, and cost reductions also contributed to increasing the result by DKr172m.

The health and accident result remained negative, and the combined ratio was 110%. Alone, the result is not satisfactory, but it must be viewed together with the life insurance result.

The www.danskebank.com/ir site provides more details about Danica Pension's profit policy and consolidation in the accounts of the Danske Bank Group.



## Activities outside Denmark

In Sweden, Danica Pension recorded a 32% rise in premiums over the level in 2008, with the *Depåförsäkring* product contributing DKr2bn.

Sales in Ireland were off to a good start in 2009, adding DKr125m to total premiums.

In Norway, premiums fell 3% to DKr595m.

| TOTAL PREMIUMS (DKr bn) | 2009 | 2008 |
|---|---|---|
| Premiums, Denmark | | |
| Danica Traditionel | 9.7 | 11.8 |
| Danica Balance and Danica Link | 7.6 | 8.0 |
| Internal transfers | -0.7 | -0.9 |
| Premiums, international | 3.8 | 3.0 |
| Total | 20.4 | 21.9 |

## Investment return

The return on *Danica Balance* and *Danica Link* investments in 2009 was DKr5,876m, equalling an average rate of return of 24.0%, against a negative return of 24.0% in 2008. The positive return allowed many customers to recoup a large part of the loss they took in 2008.

The return on customer funds invested through *Danica Traditionel* was 7.1%, against a negative 1.2% in 2008. At the end of 2009, the return on customer funds, including changes in technical provisions, ended at 6.8%, and equity, credit bond and property exposures totalled 32%.

| CUSTOMER FUNDS - DANICA TRADITIONEL<br>Holdings and returns | Share (%) 2009 | Share (%) 2008 | Return (%) 2009 | Return (%) 2008 |
|---|---|---|---|---|
| Real property | 10 | 10 | 4.1 | 7.1 |
| Bonds etc. | 80 | 83 | 6.5 | 6.9 |
| Equities | 10 | 7 | 22.2 | -40.0 |
| Total | 100 | 100 | 7.1 | -1.2 |

## Financial strength

The collective bonus potential stood at DKr2.8bn at end-2009, against DKr1.6bn at end-2008. A 12% fall in equity prices would reduce the collective bonus potential at the end of 2009 by DKr1.1bn, the bonus potential of paid-up policies by DKr0.6bn and shareholders' equity by DKr0.2bn. A decline in interest rates of 70 basis points would increase the collective bonus potential by DKr0.8bn and shareholders' equity by DKr0.3bn, while it would leave the bonus potential of paid-up policies unchanged.

The capital base of the Danica group totalled DKr22.1bn. At the end of 2009, the Danica group's total financial strength, that is, its capital base and collective bonus potential less the capital needed to meet the solvency requirement, stood at DKr17.1bn. On top of this, the bonus potential of paid-up policies added DKr14.2bn that may be used partly for loss compensation.

In February, Standard & Poor's downgraded Danica Pension's rating from AA- to A+ (negative outlook). The rating was lowered again from A+ to A (negative outlook) in December. Danica Pension's S&P rating depends highly on Danske Bank's rating, which was also notched down.

## Outlook

In 2010, the interest rate on policyholders' savings will initially be 3.25% before tax on pension returns.

The 2010 result will depend greatly on developments in the financial markets and the possibility of booking the risk allowance and any amounts held in the shadow account. The special allotment paid to certain policyholders is likely to have an adverse effect on the result for the year. The estimated expense for this item is around DKr0.5bn before tax in 2010, depending on the insurance business and investment results and the possibility of booking shadow account amounts.



OTHER ACTIVITIES ENCOMPASSES THE GROUP'S REAL PROPERTY ACTIVITIES AND SUPPORT FUNCTIONS. OTHER ACTIVITIES ALSO INCLUDES THE ELIMINATION OF RETURNS ON OWN SHARES AND BONDS.

# OTHER ACTIVITIES

| OTHER ACTIVITIES (DKr m) | 2009 | 2008 | Index 09/08 | Q4 2009 | Q3 2009 | Q2 2009 | Q1 2009 |
|---|---|---|---|---|---|---|---|
| Net interest income | 124 | -187 | - | 82 | 1 | 42 | -1 |
| Net fee income | -38 | -20 | 190 | -15 | -6 | -13 | -4 |
| Net trading income | -168 | 809 | - | 98 | -164 | -144 | 42 |
| Other income | 251 | 1,056 | 24 | 164 | 26 | 42 | 19 |
| Total income | 169 | 1,658 | 10 | 329 | -143 | -73 | 56 |
| Expenses | 794 | 226 | - | 302 | 79 | 188 | 225 |
| Profit before loan impairment charges | -625 | 1,432 | - | 27 | -222 | -261 | -169 |
| Loan impairment charges | - | - | - | - | - | - | - |
| Profit before tax | -625 | 1,432 | - | 27 | -222 | -261 | -169 |
| **PROFIT BEFORE TAX (DKr m)** | | | | | | | |
| Real property | -36 | 629 | - | -96 | 68 | -60 | 52 |
| Own shares | -324 | 840 | - | 67 | -195 | -224 | 28 |
| Other, including Group support functions | -265 | -37 | - | 56 | -95 | 23 | -249 |
| Total Other Activities | -625 | 1,432 | - | 27 | -222 | -261 | -169 |

Real property recorded a loss of DKr36m in 2009, against a profit of DKr629m in 2008. The fall was ascribable to income from the sale of real property of some DKr500m in 2008.

At the end of 2009, total assets included domicile and investment property of DKr3.7bn and DKr4.9bn, respectively, which together equalled less than 1% of total assets. Domicile property is measured at cost plus property improvement expenditure and less depreciation and impairment charges. Investment property is measured at its fair value. The fair value is calculated on the basis of a standard operating budget and a rate of return fixed for the individual property less expenses for temporary factors. The 2009 average required rate of return on investment property was 5.4%, matching the level in 2008. The fair value of domicile properties estimated in accordance with the Danish FSA's rules factored in a required rate of return of 6.7% in 2009, against 6.6% in 2008.

Some customer savings held in pooled schemes and at Danica Pension are invested in Danske Bank shares. In accordance with accounting regulations, the return on Danske Bank shares must be eliminated in the financial statements, while the return on customer savings is expensed. The elimination led to an expense of DKr324m in 2009, against an income of DKr840m in 2008.

Other functions, including Group support functions, incurred a loss of DKr265m, against a loss of DKr37m last year. The increase in expenses came mainly from severance payments.

# CAPITAL MANAGEMENT

The purpose of capital management policies and practices is to ensure that the Group has sufficient capital to cover the risks associated with its activities. The Group monitors developments in new regulatory proposals to be able to adjust funding to new capital requirements in good time.

In addition to common equity, the capital base consists of subordinated loan capital, including hybrid capital of DKr26bn raised under the loan agreement with the Danish state in 2009.

| CAPITAL BASE (DKr bn) | 2009 | 2008 |
|---|---|---|
| Core tier 1 capital, excluding hybrid capital | 79 | 77 |
| Hybrid capital, less statutory deductions | 39 | 11 |
| Supplementary capital, less statutory deductions | 30 | 37 |
| Capital base | 148 | 125 |

The ICAAP result – the capital needed to cover the Group's risks – amounted to DKr84.0bn, or 10.1% of risk-weighted assets, at the end of 2009. As the actual capital base stood at DKr148.3bn and the solvency ratio at 17.8% at the end of the year, the Group had a massive capital buffer of DKr64.3bn.

The substantial capital buffer relative to the ICAAP result and robust earnings capacity provide a solid foundation for meeting future consequences of the economic crisis.

Owing to the increased macroeconomic uncertainty and expectations of stricter quantitative and qualitative capital requirements, the Group has suspended its capital targets. The Group will set capital targets when conditions have been clarified.

The regulatory framework for the Group's capital management is rooted in the Capital Requirements Directive (CRD). The CRD consists of three pillars:

- Pillar I contains a set of rules for calculating the capital requirement (8% of risk-weighted assets for credit risk, market risk and operational risk based on the formulas in the Basel II guidelines).
- Pillar II describes the framework for the ICAAP and the supervisory review. The ICAAP determines the capital needed (see below).
- Pillar III deals with market discipline and sets forth disclosure requirements for risk and capital management. The Group complies with the Pillar III disclosure requirements through its publication of Risk Management 2009, available at www.danskebank.com/ir.

### Pillar I

Under Pillar I, the Group applies the following methods to calculate risk-weighted assets for the three risk types:

The Group used the IRB approach for 77% of the lending portfolio at the end of 2009. The remaining risk was treated according to the standardised approach.

For general market risk, the Group uses an internal Value-at-Risk model. For specific risk, it uses the standardised approach.

The Group uses the standardised approach for operational risk.

### Pillar II

While Pillar I contains uniform rules for determining a credit institution's risk-weighted assets and capital requirements for credit, market and operational risks, Pillar II contains a framework for an internal capital adequacy assessment process (ICAAP) based on the characteristics of the individual institution. Pillar II covers all relevant risks, including risks addressed under Pillar I.

As part of the ICAAP, management assesses the Group's risk profile on the basis of a number of criteria and estimates the capital needed to cover risks. The ICAAP also includes capital planning to ensure that the Group holds sufficient capital for the years ahead. One of the planning tools is stress testing (see below).

The ICAAP result is calculated on the basis of a number of factors, including the highest of the following measurements:

- The capital requirement according to an internal economic capital model
- The capital requirement under Pillar I plus a supplement to address the risks that are not captured by Pillar I (Pillar I+)
- The capital requirement under the transitional rules of the CRD

The Pillar I+ requirement includes an add-on to reflect the risks not adequately covered under Pillar I, for example pension risk, business risk and, in the current macroeconomic situation, certain credit risks. Both the Pillar I+ requirement and the capital needed according to the internal economic capital model are supplemented by add-ons to reflect any uncertainty of the risk models, and the capital level is subject to ongoing qualitative adequacy assessments.

At the end of 2009, the Group's ICAAP result was calculated according to the Basel I rules (the transitional rules). The period for which the transitional rules are applicable has been extended to the end of 2011. The ICAAP result amounted to DKr84.0bn, or 10.1% of risk-weighted assets, at the end of 2009. As the actual capital base stood at DKr148.3bn and the solvency ratio at 17.8% at the end of the year, the Group had a massive capital buffer of DKr64.3bn. If the transitional rules had not still been in force, the ICAAP result would have equalled the Pillar I+ result, which would have added DKr3bn to the buffer.

CAPITAL REQUIREMENTS
(DKr bn)



160
140
120
100
80
60
40
20
0
ICAAP ratio
7.9%
9.7%
10.1%
Economic capital
Pillar I+
Transitional rules
Capital base


The regulatory framework provides some discretionary leeway for selection of ICAAP calculation method. The Group believes that it has adopted a sufficiently conservative approach:

- Capital is added to the capital requirement under Pillar I to reflect risks not captured by Pillar I
- The Group takes account of the uncertainty of the risk models and makes qualitative adequacy assessments of the capital level on an ongoing basis

  The calculation of the ICAAP result for the Danske Bank Group and Danske Bank A/S is described in more detail in Risk Management 2009, available at www.danskebank.com/ir.



Risk Management 2009 also provides more information about the Group's management of credit risk, market risk and liquidity risk.

### Stress testing

When calculating its ICAAP result, the Group is under a statutory obligation to use the mild recession scenario. At the moment, the economic situation is worse than a mild recession, and the Group therefore uses a number of stress test scenarios that are worse than a mild recession in its internal capital planning.

Stress tests show how various scenarios will affect the Group's losses and earnings. If earnings or the capital buffer is insufficient to cover losses, the Group will prepare capital and risk mitigation contingency plans. The ICAAP result does not factor in the mitigating effects of such contingency plans, management intervention or risk diversification.

The Group continues to develop its stress tests to be prepared for future challenges. Since 2008, the Group has added a number of new scenarios to its model framework. They include a "Credit crunch" scenario in which the current downturn worsens and continues for several years.

The Group assesses a number of scenarios, and the table shows some of them. The scenarios assume that all markets are subject to the same changes at the same time – there is thus no geographical diversification. Each market is modelled separately, however, to ensure that dynamics are captured correctly.

| | |
|---|---|
| **Severe recession** | Deep international recession with a significant slump in global trade, including lower export demand. Domestic investment and consumption decline, and property prices fall. |
| **Falling property prices** | House prices have been significantly overvalued, and the bubble bursts. Prices drop 40%. |
| **Deflation** | Households seek to increase savings, and companies postpone investments because of the financial crisis and uncertainty about the future. |
| **Liquidity crisis** | A sector liquidity crisis leading to a severe recession. The result is an increase in funding costs equivalent to the effect of a downgrade of Danske Bank's rating by three notches. |

Risk Management 2009, available at www.danskebank.com/ir, provides more information about stress testing.

The stress tests show that the Group holds adequate capital.



# INVESTOR INFORMATION

The Group's Investor Relations department is responsible for providing current and adequate information to investors and analysts in accordance with the Group's overall policy of openness and transparency. Investor Relations communicates with stakeholders through regular contact and the www.danskebank.com/ir site.

To support stakeholder relations, Investor Relations goes on roadshows four times a year upon the release of the Group's financial reports. In 2009, the roadshows covered the Nordic countries, Europe, the US and Canada and attracted around 400 investors.

Investor Relations and senior management also build relations with analysts and existing and potential investors by presenting and discussing current issues of relevance to the Danske Bank Group at seminars and conferences in and outside Denmark.

At the end of 2009, 27 equity research providers (seven in Denmark) had issued reports on Danske Bank.

### Danske Bank shares

Danske Bank shares are listed on Nasdaq OMX Copenhagen and are included in a number of Danish and international equity indices, for example the OMX Copenhagen 20 Index (OMXC20). At the end of 2009, Danske Bank shares had an index weighting of about 14%.

The share price rose from DKr52.0 at December 31, 2008, to DKr118.0 at December 31, 2009, an increase of 127%. In comparison, the OMXC20 index gained 29%.

The average daily trading volume of Danske Bank shares in 2009 was DKr205m, against DKr410m in 2008. Danske Bank shares were some of the most actively traded shares in the OMXC20 index.

DANSKE BANK SHARES

| (DKr) | 2009 | 2008 |
|---|---|---|
| Share capital (million) | 6,988 | 6,988 |
| Share price (end of year) | 118.0 | 52.0 |
| Total market capitalisation (end of year) (bn) | 81 | 36 |
| Earnings per share | 2.5 | 1.5 |
| Dividend per share | - | - |
| Book value per share | 145.8 | 142.4 |
| Share price/book value per share | 0.8 | 0.4 |

Over the past five years, Danske Bank shares have generated an average annual return of -4%, including dividends. The corresponding figure for the MSCI Europe Banks Index is an annual average of -7%.

DANSKE BANK SHARES
Index 2005 = 100


200
150
100
50
0
2005
2006
2007
2008
2009
Danske Bank shares
MSCI Europe Banks

### Dividend policy

The overall financial objective is to provide shareholders with a competitive return through share price appreciation and dividend payments.

Because of its participation in the Danish state guarantee scheme (Bank Package I), Danske Bank may not make dividend payments or buy back own shares during the two-year guarantee period from October 5, 2008, to September 30, 2010.

From October 1, 2010, and for as long as the Danish state holds hybrid capital in Danske Bank, the Bank may distribute dividends only if such dividends can be paid in full out of the profit for the year. Furthermore, the loan agreement stipulates an increase in the interest rate if annual dividend payments exceed DKr3.4bn.

Danske Bank will determine the level of future dividend rates when the conditions for the financial sector have been clarified.

### Shareholders

At the end of 2009, Danske Bank had about 342,000 shareholders. Some 20 investors owned about 51% of the share capital.

Danske Bank estimates that shareholders outside Denmark, mainly in the UK and the US, hold more than 30% of its share capital.

DANSKE BANK'S SHAREHOLDERS 2009


Other, 9%
In Sweden, 1%
In Switzerland, 1%
In the UK, 12%
In the US and Canada, 11%
A.P. Moller, 23%
Realdania, 10%
In Denmark, other, 33%

According to the Danish Companies Act, shareholders in a company must notify the company if the voting rights of their shares exceed 5% of the voting rights of the company's share capital, or if the nominal value of their shares exceeds 5% of the share capital. Shareholders must disclose changes in shareholdings if they exceed or fall below specified percentage thresholds. Two shareholder groups have notified Danske Bank that they hold more than 5% of the share capital:

- A.P. Møller and Chastine Mc-Kinney Møller Foundation and companies of the A.P. Moller – Maersk Group, Copenhagen, hold 22.76% of the share capital.
- Realdania, Copenhagen, holds 10.07% of the share capital.

The number of voting rights is identical to the number of shares as all shares carry the same rights.

At the end of 2009, Danske Bank itself held around 1% of the share capital. These shares are held for obligations to compensate staff in the form of conditional shares and share options issued under share programmes in previous years and for investments on behalf of policyholders and under pooled schemes.

# ORGANISATION AND MANAGEMENT

Good corporate governance is essential in maintaining investor confidence, meeting financial objectives and ensuring proper integrity and respect in relations with stakeholders, including shareholders, employees, customers, suppliers and authorities.

The Group's management structure reflects the statutory requirements governing Danish listed companies in general and financial services institutions in particular. In all material respects, the Group complies with the recommendations issued by the Danish Committee on Corporate Governance.

In addition to ensuring compliance with statutory requirements, the management structure provides maximum security of operations.

Key elements of the management structure are well-defined powers, regular reporting and considerable transparency in activities. Group standards for risk management, financial planning and control, credit approval, HR development, compliance and the shared IT platform ensure wellstructured management of all activities.

The management's ambition is to continually adjust its structure to make sure that the Group maintains the highest possible management standards and transparency for shareholders.

### General meeting

According to Danske Bank's articles of association, an annual general meeting must be held every year not later than April 30. Extraordinary general meetings may be held if so decided by the general meeting or the Board of Directors or requested by one of the auditors appointed by the general meeting or shareholders together holding at least one-tenth of the shares.

Danske Bank held its annual general meeting on March 4, 2009. On May 14, 2009, an extraordinary general meeting adopted the resolutions to amend Danske Bank's articles of association to allow a conversion of hybrid capital from the Danish state into share capital.

The Board of Directors calls the general meeting by announcement in the Danish Commerce and Companies Agency's IT system, in several Danish daily papers and on Danske Bank's website. Written notice of the general meeting must be given to all registered shareholders having made such a request. The general meeting must be called at not more than four weeks' and not less than eight days' notice.

DANSKE BANK'S MANAGEMENT STRUCTURE



BOARD OF DIRECTORS
INTERNAL AUDIT
BOARD OF DIRECTORS SECRETARIAT
EXECUTIVE BOARD
EXECUTIVE COMMITTEE
BANKING ACTIVITIES
DANSKE MARKETS
DANSKE CAPITAL
DANICA PENSION
OTHER



Shareholders are entitled to table proposals at the general meeting provided that they observe a few simple formalities. Proposals under the fixed items on the agenda may be made at the general meeting. New items and related proposals must be submitted to the Board of Directors in writing not later than two weeks before the meeting.

Shareholders are entitled to attend and vote at the general meeting if, not later than five days before the meeting, they have requested an admission card and ballot paper and provided proof of their shareholdings by registering their shares in Danske Bank's share register, by holding a Danske Bank custody account or by providing other proof of their shareholdings.

There is only one class of shares and no limitations on holdings, voting rights or other opportunities for shareholders to influence decisions.

The chairman of the general meeting, who is appointed by the Board of Directors, decides whether or not to make a resolution by vote. Some resolutions may be passed without a vote, while others require a ballot.

General meeting decisions are made by a simple majority of votes unless otherwise provided by law or the articles of association. In case of a parity of votes, decisions are made by drawing lots.

Resolutions to amend the articles of association that, pursuant to Danish law, cannot be made by the Board of Directors are passed only if adopted by at least two-thirds of the votes cast and by at least two-thirds of the share capital represented at the general meeting and entitled to vote.

A resolution to wind up Danske Bank by merger or voluntary liquidation can be passed only if adopted by at least three-quarters of the votes cast and by at least three-quarters of the share capital represented at the general meeting and entitled to vote.

As a consequence of new Danish company legislation adopted in May 2009, the Board of Directors recommends that the annual general meeting adopt a number of amendments to Danske Bank's articles of association.

First, the Board proposes that the Group's corporate language be both Danish and English. Second, it proposes the introduction of rules to enable Danske Bank to communicate electronically with its shareholders. Third, the Board proposes that notices of general meetings be changed to allow future notice to be given on the Group's website three to five weeks before meetings; that the deadline for registering for attendance and for obtaining an admission card be changed from five to three days; and that the role of the chairman of the general meeting be specified in detail.

Finally, the Board proposes that notices of general meetings contain the full wording of proposals to amend the articles of association; and that proposals submitted by the shareholders to the general meeting be added to the agenda if such proposals reach the Board on the next weekday after the release of the annual report, even if the date falls on a day in the period that starts six weeks before the general meeting takes place.

### Board of Directors

Board candidates are nominated by shareholders or the Board of Directors and are then elected by the general meeting as the ultimate authority.

At present, the Board consists of 15 members; ten are elected by the general meeting, and five are staff representatives. Under Danish law, employees are entitled to elect a number of representatives from among themselves equal to half of the number of members elected by the general



meeting at the time when the staff representative election is announced.

Board members elected by the general meeting are up for election every year. Pursuant to Danish law, staff representatives serve on the Board for a four-year term and are elected separately by the Group's employees. The current five staff representatives were elected in 2006 and their term of office will therefore expire in 2010.

Danske Bank has decided not to comply with the recommendations issued by the Danish Committee on Corporate Governance for the maximum number of directorships. Simply counting the directorships of each board member is not considered a useful method because the workload varies from one company to another. Danske Bank has therefore not set an upper limit on the number of directorships that a board member may hold.

In accordance with corporate governance recommendations, Danske Bank classifies its board members as either dependent or independent. All board members elected by the general meeting are considered independent members.

New Danish recommendations for corporate governance exist in draft form. They include proposals for a maximum term of office for independent members. The Board finds such limitation unnecessary and inappropriate because the statutory requirements lay down that a board's sole responsibility is to safeguard the interests of the company and because the articles of association specify that members are up for election every year.

Under the current management structure, the Board of Directors outlines the overall principles governing the affairs of the Group, whereas the Executive Board is in charge of day-to-day management, observing the guidelines and regulations issued by the Board of Directors.

The rules of procedure for the Board of Directors and the Executive Board lay down the precise division of duties and responsibilities. A summary of these rules is available at www.danskebank.com.

The Board of Directors meets about 12 times a year as scheduled in a meeting plan for each calendar year. Once or twice a year, it holds an extended meeting to discuss the Group's strategic situation. The Board held 20 meetings in 2009; four were conference calls to make decisions and one was an extended strategy meeting.

The Board of Directors appoints the Executive Board, the secretary to the Board of Directors, the Group chief auditor and the deputy Group chief auditor and determines their remuneration.

During the past two years, the Board of Directors has systematically evaluated its performance on the basis of a number of criteria. In the process, the board members have looked at the Board's overall performance and at the individual members' contributions. The evaluation process will continue under the supervision of the chairman. The full Board has discussed the outcome of the current process, and this has had an effect on the nomination of new board members.

Board member Henning Christophersen attained the age of 70 in November 2009 and is not up for re-election as the rules of procedure lay down that board members must retire at that age. Board member Niels Chr. Nielsen (68) has decided not to offer himself for re-election.

The Board of Directors will propose to the general meeting that Michael Fairey and Ole Gjessø Andersen be elected new members of the Board.

Mr Fairey worked for, among others, Lloyds TSB Group PLC, where he was deputy CEO in the ten years until his retirement in 2008. Mr Gjessø Andersen has held management positions at EQT Partners and SEB, among others.

The election of new board members will give the Group additional expertise in the form of professional management experience from large international financial corporations and additional financial expertise, including an insight into and understanding of service industries.

The Board of Directors proposes the re-election of the remaining board members elected by the general meeting.

The employees will elect their board representatives on March 12, 2010. Verner Usbeck and Solveig Ørteby have decided not to run for another term. Consequently, they will retire from the Board of Directors at Danske Bank's annual general meeting.

### Board committees

The Board of Directors has set up four committees to supervise specific areas and prepare cases for later consideration by the full Board. They are the Audit Committee, the Credit and Risk Committee, the Remuneration Committee and the Nomination Committee.

The committees base their work on clearly defined and publicly disclosed charters that set forth their purposes and duties. As stipulated by Danish law, the four committees, which report to the Board of Directors, are not authorised to make independent decisions.

The Audit Committee examines accounting, auditing and security issues. These are issues that the Board, the Audit Committee itself, the Group chief auditor or the external auditors believe deserve examination before they are brought before the full Board. The Audit Committee held four meetings in 2009.

The Credit and Risk Committee monitors significant credit exposures to prepare cases for the full Board. The committee operates as a hearing panel on major credit exposures and monitors the credit quality of the Group's loan portfolio and reviews special renewal applications and facilities. It also monitors the Group's overall risk profile, risk management approach and capital structure. The Credit and Risk Committee held five meetings in 2009.

The Remuneration Committee monitors trends in remuneration levels and incentive programmes to ensure continuous and longterm value creation for shareholders. The Remuneration Committee met twice in 2009.

The Nomination Committee identifies potential board candidates and recommends them to the Board of Directors for election at the general meeting. The Nomination Committee held three meetings during the year.

### Executive Board

On September 1, 2009, Thomas F. Borgen joined the Executive Board, leaving a longterm position as head of the Group's Norwegian banking operations at Fokus Bank. The Executive Board now consists of Peter Straarup, Chairman; Tonny Thierry Andersen, Chief Financial Officer; Sven Lystbæk, head of Shared Services Centre; Per Skovhus, head of Group Credits; and Thomas F. Borgen, head of the Group's international banking activities and Danske Markets.

### Executive Committee

The Executive Committee is a co-ordinating forum whose principal objective is to take an overall view of Group activities with particular focus on the interaction between support functions, individual brands and country organisations.

Trond Mellingsætter became head of Fokus Bank on September 1, 2009, and Lars Mørch took over as head of the Group's Swedish banking activities on January 1, 2010, following Leif Norburg's retirement. Mr Mørch was previously in charge of Group HR & Communications.

Eva Hald took up the position as head of Group Communications on January 1, 2010. She was previously responsible for Strategic Projects at Stakeholder Relations at Novozymes A/S.

From March 1, 2010, Helle Havgaard will be in charge of Group HR, leaving a position as head of Group Human Capital at ISS.

In 2009, the Group set up a Group Risk function to begin operations on January 1, 2010, and appointed Peter Rostrup-Nielsen Chief Risk Officer (CRO). Reporting to the Chairman of the Executive Board, the CRO is responsible for the Group's risk policies and for assessing all risks across risk types and organisational units.

Trond Mellingsæter, Eva Hald, Helle Havgaard and Peter Rostrup-Nielsen all join the Executive Committee, bringing the number of members to 18.

### Management remuneration

The principles of the Group's remuneration policy reflect its objectives of good corporate governance and continual and long-term value creation for shareholders.

The Board of Directors adopts the remuneration policy, which was most recently approved by the general meeting in March 2008. The Board of Directors is responsible for submitting amended versions to the general meeting for approval.

Members of the Board of Directors receive a fixed fee, but are not covered by incentive programmes and do not receive performance-based compensation. The remuneration of the Board of Directors is subject to the approval of the general meeting when it considers the annual report. The Board of Directors determines the Executive Board's remuneration, which consists of fixed salaries, various types of incentive programmes and pensions.

As a participant in the Danish state guarantee scheme, Danske Bank may not grant share options or conditional shares to the Executive Board until the expiry of the two-year guarantee period on September 30, 2010. The guarantee further prohibits share-based payment for as long as the Danish state holds hybrid capital in Danske Bank.

In 2009, Danske Bank decided to suspend its cash bonus programme, which previously formed part of its remuneration package. Therefore, neither the Executive Board nor the Group's customer advisers will receive cash bonuses. This means that performance-based remuneration is payable to Danske Markets and Danske Capital employees only.

Note 9 of the consolidated financial statements provides individual remuneration and salary details for 2009.

### Whistleblowing

In 2009, the Group set up a function to enable staff to report anonymously on irregularities that come to their attention. The Group has an interest in establishing and maintaining an environment that encourages a free flow of information – and provides security and protection from reprisals for staff reporting suspicious actions.



The responsibility for handling whistleblowing issues rests with the Group chief auditor and the Group general counsel, and suspicious actions must be reported to one of them.

**Internal control and risk management systems in financial reporting**

As laid down in the Danish Financial Business Act, the Board of Directors is responsible for ensuring that the Executive Board maintains effective procedures to identify, monitor and report risks and uphold adequate control procedures as well as satisfactory IT controls and security measures. The division of responsibilities between the Board of Directors and the Executive Board is outlined above.

The Executive Board regularly assesses and adjusts the internal control and risk management systems used in the financial reporting process to maintain a high level of reporting.

The key elements for good accounting practices are well-defined powers, segregation of duties, regular reporting and considerable transparency in activities. The shared IT platform helps provide the documentation of accounting data across the Group and reduce financial reporting risks.

Group Finance regularly assesses financial reporting risks with particular focus on items where estimates and assessments may have a material impact on the value of assets and liabilities. The note on critical accounting policies lists these items.

The Executive Board has implemented controls to eliminate identified financial reporting risks and regularly monitors changes in and compliance with relevant legislation and other financial reporting regulations. The purpose of establishing controls is to prevent, detect and correct reporting errors and irregularities, but they provide no guarantee against such errors and irregularities.

The Group has set up a procedure of daily and monthly reporting, including deviation reports for the individual organisational levels. Internal management reporting is based on the same principles as external reporting, and local and central units use the same data and reporting systems. Group Finance checks the reports and uses them to prepare the consolidated financial statements to be submitted to the Executive Board.

The Board of Directors has established internal audit processes to regularly review internal management reporting and external reporting (interim and annual reports). Furthermore, Internal Audit performs an operational audit, focusing on key areas of the Group's risk management procedures, including risk reporting.

The Executive Board regularly reports to the Board of Directors and its committees on compliance with the risk and investment framework set out and statutory investment rules. The Board of Directors also receives accounting information on an ongoing basis. Compliance and Internal Audit regularly submit reports to the Board of Directors on compliance with rules and regulations, including any violation of internal business procedures and policies. Once a year, Internal Audit submits a report to the Audit Committee with information about the effectiveness of financial reporting and risk management processes.

The www.danskebank.com/corporategovernance site provides more information about corporate governance at Danske Bank.



# CORPORATE RESPONSIBILITY

Despite the challenging financial climate, the Group continued its efforts to integrate corporate responsibility (CR) initiatives into its core activities. Although cost reductions across the organisation became necessary in 2009, the Group successfully reached several important CR goals.

### Carbon neutrality

In 2007, the Group set the goal of achieving carbon neutrality by the end of 2009. It reached this goal in December 2009 through a reduction of own $CO_2$ emissions and purchases of carbon credits from environmental projects in India, Turkey and Lithuania.

For example, the more widespread use of video conferences (about 4,000 in 2009) helped reduce kilometres flown by more than 31%. This reduction did not only cut $CO_2$ emissions by 871 tonnes, it also brought down air travel expenses. It was thus possible to combine energy-saving improvements with cost reductions.

Besides internal savings, the Group's climate strategy also focuses on business opportunities. The Group participates in a project under the auspices of the Danish Ministry of Climate and Energy to develop a website that provides information about energy-saving housing improvements and financing options.

In 2008, Nordania Leasing launched Nordania Greenfleet, an environmental programme that advises businesses how to incorporate environmental considerations into their choice of company cars. Greenfleet offers reports on $SO_2$ and $CO_2$ emissions from company car fleets, guidelines for developing green company car policies and courses in safe and environmentally friendly driving. In 2009, half of all corporate customers opted for the Greenfleet programme.

In November 2009, Danske Invest launched the *KlimaTrends* fund. This fund invests in companies that are expected to be well prepared for climate change challenges and thus offer an attractive long-term return potential. The fund also invests in companies that are likely to be capable of adapting to changes and in providers of products or services that improve climate and environmental conditions.

The www.danskebank.com/responsibility site provides more information about the Group's CR activities. Corporate Responsibility 2009 and CR Fact Book 2009 are also available on the site.

### Layoff procedures

A lower level of activity in 2009 forced the Group to reduce its headcount. Combined, natural attrition and the adjustments lowered the staff number by 6% over the year.

The Group made an effort to carry out the staff reductions in the most appropriate way, just as it reduced the number of new appointments and offered some employees new jobs within the Group to minimise the need for layoffs. Moreover, the Group was in close contact with Danske Kreds, the Danske Bank staff organisation, before the layoffs to ensure a proper process and a satisfactory agreement for the employees involved.

### Socially responsible investment policy

In 2008, the Group implemented a Socially Responsible Investment (SRI) policy to ensure that it does not invest customer funds in businesses that do not comply with international guidelines on human rights, the environment, labour rights, weapons and corruption.

The Group increased its focus on responsible investment by deciding to sign the Principles for



Responsible Investment (PRI) in January 2010. The decision reflects the Group's ambition to have environmental, social and ethical guidelines that meet international standards.

**More focus on customers**

The Group must conduct business in a responsible and trustworthy way to make customers feel secure. In 2009, Banking Activities Denmark launched 23 specific initiatives to increase openness and transparency for its customers. Formulated on the basis of a comprehensive dialogue with its customers in Denmark through the *Sig Din Mening* (Voice your opinion) campaign, the initiatives include a new online customer board, more openness about complaints and complaints handling and the termination of adviser bonus programmes.

**Broader financial literacy efforts**

Teaching basic financial skills can help children achieve a greater understanding of money and personal finance. Therefore, the Group launched a programme for financial literacy and education investment in 2008. The first initiative under the programme was an entertaining and educational website for 5- to 9-year-olds. The number of unique users at Group level exceeded one million in 2009, reflecting general interest in teaching children about money and its value and about handling money.

In 2009, the Group widened its Financial Literacy and Education Investment programme by developing new initiatives for 10- to 15-year-olds, young people aged 18 to 27 and school teachers.

Banking Activities Denmark participates in an initiative introduced by the Danish Ministry of the Interior and Social Affairs to help personal customers with debt problems manage their finances. A pool of funds awarded by the ministry enables a number of philanthropic organisations to establish debt advisory services in major cities across Denmark. The services are staffed by volunteers from the Danish banking sector.

The Group supports the initiative as a natural part of its CR work and as an extension of its efforts to promote financial literacy. Initially, a total of 13 Danske Bank employees work voluntarily on the project, and Danske Bank compensates the employees for part of the hours spent.

**CR reporting**

The Group has published a CR report together with the 2009 annual report. Corporate Responsibility 2009 covers the Group's CR activities in four main areas: business, staff, environment and society. Since 2007, the Group's CR reporting has complied with the Sustainability Reporting Guidelines issued by the Global Reporting Initiative (GRI).

Since 2007, the Group has supported the UN Global Compact, the largest voluntary network in the world for corporate responsibility. The UN Global Compact rests on ten universally accepted principles for human rights, labour rights, the environment and anti-corruption. These principles set a common framework for businesses all over the world. As a Global Compact participant, the Group undertakes to publish a Communication


Velkommen

on Progress report every year that describes how it attempts to comply with the ten principles. The Group issued its first progress report in 2008.

At the end of 2008, the Danish FSA's executive order on financial reports of credit institutions etc. was amended, requiring the Group from 2009 to report on its CR work at the release of the annual report. Such reporting must include CR policies and principles, descriptions of how they are put into action and a presentation of the outcome of CR initiatives.

The Group fulfils its reporting obligations by referring to Communication on Progress 2009, which is available at www.unglobalcompact.org.



# FINANCIAL STATEMENTS – DANSKE BANK GROUP

# INCOME STATEMENT – DANSKE BANK GROUP

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 4 | Interest income | 112,326 | 150,405 |
| 4 | Interest expense | 64,784 | 110,859 |
| | Net interest income | 47,542 | 39,546 |
| 5 | Fee income | 10,464 | 11,046 |
| 5 | Fee expenses | 3,222 | 3,437 |
| 4 | Net trading income | 14,101 | -10,694 |
| 6 | Other income | 3,919 | 4,667 |
| 7 | Net premiums | 17,051 | 19,250 |
| 8 | Net insurance benefits | 29,821 | 16,531 |
| | Income from associated undertakings | 288 | 217 |
| | Profit on sale of associated and group undertakings | 5 | - |
| 9 | Staff costs and administrative expenses | 24,915 | 23,316 |
| 11 | Amortisation, depreciation and impairment charges | 4,980 | 6,431 |
| | Profit before loan impairment charges | 30,432 | 14,317 |
| 12 | Loan impairment charges | 25,677 | 12,088 |
| | Profit before tax | 4,755 | 2,229 |
| 13 | Tax | 3,042 | 1,193 |
| | Net profit for the year | 1,713 | 1,036 |
| | | | |
| | Portion attributable to | | |
| | Shareholders of Danske Bank A/S (the Parent Company) | 1,727 | 1,011 |
| | Minority interests | -14 | 25 |
| | Net profit for the year | 1,713 | 1,036 |
| | | | |
| | Earnings per share (DKr) | 2.5 | 1.5 |
| | Diluted earnings per share (DKr) | 2.5 | 1.5 |
| | Proposed dividend per share (DKr) | - | - |

# STATEMENT OF COMPREHENSIVE INCOME - DANSKE BANK GROUP

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| | Net profit for the year | 1,713 | 1,036 |
| | Other comprehensive income | | |
| | Translation of non-Danish units | 446 | -2,472 |
| | Non-Danish unit hedges | -340 | 2,212 |
| | Unrealised value adjustments of available-for-sale financial assets | 291 | -1,937 |
| | Realised value adjustments of available-for-sale financial assets | 417 | - |
| 13 | Tax on other comprehensive income | -119 | 43 |
| | Total other comprehensive income | 695 | -2,154 |
| | Total comprehensive income for the year | 2,408 | -1,118 |

| | 2009 | 2008 |
|---|---|---|
| Portion attributable to | | |
| Shareholders of the Parent Company | 2,422 | -1,143 |
| Minority interests | -14 | 25 |
| Total comprehensive income for the year | 2,408 | -1,118 |

# BALANCE SHEET – DANSKE BANK GROUP

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| | ASSETS | | |
| 14 | Cash in hand and demand deposits with central banks | 33,714 | 16,379 |
| 15 | Due from credit institutions and central banks | 202,356 | 215,823 |
| 16 | Trading portfolio assets | 620,052 | 860,788 |
| 17 | Investment securities | 118,979 | 140,793 |
| 18 | Loans and advances | 1,127,142 | 1,352,113 |
| 19 | Loans and advances at fair value | 688,473 | 667,181 |
| 20 | Assets under pooled schemes and unit-linked investment contracts | 45,909 | 34,635 |
| 21 | Assets under insurance contracts | 196,944 | 181,259 |
| 22 | Holdings in associated undertakings | 1,086 | 939 |
| 23 | Intangible assets | 23,037 | 25,094 |
| 24 | Investment property | 4,948 | 4,470 |
| 25 | Tangible assets | 8,800 | 9,061 |
| | Current tax assets | 2,274 | 2,103 |
| 29 | Deferred tax assets | 2,120 | 1,248 |
| 26 | Other assets | 22,643 | 32,088 |
| | Total assets | 3,098,477 | 3,543,974 |
| | LIABILITIES | | |
| 27 | Due to credit institutions and central banks | 311,169 | 562,726 |
| 16 | Trading portfolio liabilities | 380,567 | 623,290 |
| 28 | Deposits | 859,580 | 874,690 |
| 19 | Bonds issued by Realkredit Danmark | 517,055 | 479,534 |
| 20 | Deposits under pooled schemes and unit-linked investment contracts | 53,133 | 41,827 |
| 21 | Liabilities under insurance contracts | 223,876 | 210,988 |
| | Other issued bonds | 514,601 | 526,606 |
| | Current tax liabilities | 1,197 | 930 |
| 29 | Deferred tax liabilities | 5,391 | 3,082 |
| 30 | Other liabilities | 51,247 | 64,194 |
| 31 | Subordinated debt | 80,002 | 57,860 |
| | Total liabilities | 2,997,818 | 3,445,727 |
| | SHAREHOLDERS' EQUITY | | |
| | Share capital | 6,988 | 6,988 |
| | Foreign currency translation reserve | -184 | -290 |
| | Reserve for available-for-sale financial assets | -1,229 | -1,937 |
| | Retained earnings | 95,084 | 93,464 |
| | Proposed dividends | - | - |
| | Shareholders of Danske Bank A/S (the Parent Company) | 100,659 | 98,225 |
| | Minority interests | - | 22 |
| | Total shareholders' equity | 100,659 | 98,247 |
| | Total liabilities and equity | 3,098,477 | 3,543,974 |

# STATEMENT OF CAPITAL – DANSKE BANK GROUP

(DKr m)

**Changes in shareholders' equity**

| | Shareholders of Danske Bank A/S (the Parent Company) | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Share capital | Foreign currency translation reserve | Available-for-sale assets | Retained earnings | Proposed dividends | Total | Minority interests | Total |
| Shareholders' equity at January 1, 2009 | 6,988 | -290 | -1,937 | 93,464 | - | 98,225 | 22 | 98,247 |
| Comprehensive income | - | 106 | 708 | 1,608 | - | 2,422 | -14 | 2,408 |
| Dividends paid | - | - | - | - | - | - | -8 | -8 |
| Acquisition of own shares | - | - | - | -17,358 | - | -17,358 | - | -17,358 |
| Sale of own shares | - | - | - | 17,315 | - | 17,315 | - | 17,315 |
| Share-based payments | - | - | - | 36 | - | 36 | - | 36 |
| Tax on entries on shareholders' equity | - | - | - | 19 | - | 19 | - | 19 |
| Shareholders' equity at December 31, 2009 | 6,988 | -184 | -1,229 | 95,084 | - | 100,659 | - | 100,659 |
| | | | | | | | | |
| Shareholders' equity at January 1, 2008 | 6,988 | -30 | - | 91,325 | 5,940 | 104,223 | 132 | 104,355 |
| Comprehensive income | - | -260 | -1,937 | 1,054 | - | -1,143 | 25 | -1,118 |
| Dividends paid | - | - | - | 109 | -5,940 | -5,831 | -103 | -5,934 |
| Acquisition of own shares | - | - | - | -27,597 | - | -27,597 | - | -27,597 |
| Sale of own shares | - | - | - | 28,332 | - | 28,332 | - | 28,332 |
| Share-based payments | - | - | - | 47 | - | 47 | - | 47 |
| Goodwill on acquisitions of minority interests | - | - | - | -55 | - | -55 | - | -55 |
| Disposal of minority interests | - | - | - | - | - | - | -32 | -32 |
| Tax on entries on shareholders' equity | - | - | - | 249 | - | 249 | - | 249 |
| Shareholders' equity at December 31, 2008 | 6,988 | -290 | -1,937 | 93,464 | - | 98,225 | 22 | 98,247 |

Danske Bank participates in the Danish state guarantee under the Act on Financial Stability adopted by the Danish parliament on October 10, 2008. The guarantee prohibits dividend payments and share buybacks by the participating banks until the guarantee expires on September 30, 2010. From October 1, 2010, and for as long as the Danish state holds hybrid capital in Danske Bank, the Group may distribute dividends if such dividends can be paid in full out of the profit for the year. In March 2008, the Group made dividend payments of DKr8.50 per share.

# STATEMENT OF CAPITAL – DANSKE BANK GROUP

| (DKr m) | 2009 | 2008 |
|---|---|---|
| **Earnings per share** | | |
| Net profit for the year | 1,727 | 1,011 |
| Average number of shares outstanding | 689,697,409 | 686,905,802 |
| Number of dilutive shares issued for share-based payments | - | 3,552 |
| Average number of shares outstanding, including dilutive shares | 689,697,409 | 686,909,354 |
| Earnings per share (DKr) | 2.5 | 1.5 |
| Diluted earnings per share (DKr) | 2.5 | 1.5 |

The share capital consists of shares of a nominal value of DKr10 each. All shares carry the same rights; there is thus only one class of shares.

| **Number of shares outstanding** | | |
|---|---|---|
| Issued shares at January 1 and December 31 | 698,804,276 | 698,804,276 |
| Group holding of own shares | 8,648,950 | 9,000,815 |
| Shares outstanding at December 31 | 690,155,326 | 689,803,461 |

| **Holding of own shares** | Number 2009 | Number 2008 | Value 2009 | Value 2008 |
|---|---|---|---|---|
| Trading portfolio | 3,831,953 | 3,997,392 | 452 | 208 |
| Investment on behalf of customers | 4,816,997 | 5,003,423 | 568 | 260 |
| Total | 8,648,950 | 9,000,815 | 1,020 | 468 |

| | Trading portfolio | Investment on behalf of customers | Total 2009 | Total 2008 |
|---|---|---|---|---|
| Holding at January 1 | 208 | 260 | 468 | 3,282 |
| Acquisition of own shares | 17,297 | 61 | 17,358 | 27,597 |
| Sale of own shares | 17,251 | 64 | 17,315 | 28,332 |
| Value adjustment | 198 | 311 | 509 | -2,079 |
| Holding at December 31 | 452 | 568 | 1,020 | 468 |

The Board of Directors is authorised to acquire own shares on behalf of Danske Bank up to a total nominal amount of 10% of Danske Bank's share capital. The shares may be held for ownership or provided as collateral. If shares are acquired for ownership, the acquisition price may not deviate by more than 10% from the quoted share price at the time of acquisition.

# STATEMENT OF CAPITAL – DANSKE BANK GROUP

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| | **Solvency** | | |
| | Shareholders' equity | 100,659 | 98,247 |
| | Revaluation of domicile property | 1,275 | 1,410 |
| | Pension obligations at fair value | -1,155 | 486 |
| | Tax effect | 262 | -163 |
| | Minority interests | 2,984 | 2,979 |
| | Shareholders' equity calculated in accordance with the rules of the Danish FSA | 104,025 | 102,959 |
| | Proposed dividends | - | - |
| | Intangible assets of banking operations | -23,140 | -25,204 |
| | Deferred tax assets | -2,223 | -971 |
| | Deferred tax on intangible assets | 1,229 | 1,433 |
| | Revaluation of real property | -753 | -924 |
| | Core tier 1 capital, excluding hybrid capital | 79,138 | 77,293 |
| | Hybrid capital | 41,099 | 13,640 |
| | Difference between expected losses and impairment charges | - | - |
| | Statutory deduction for insurance subsidiaries | -2,308 | -2,555 |
| | Other statutory deductions | - | -31 |
| | Tier 1 capital | 117,929 | 88,347 |
| | Subordinated debt, excluding hybrid capital | 31,969 | 35,023 |
| | Hybrid capital | - | 1,120 |
| | Revaluation of real property | 753 | 924 |
| | Difference between expected losses and impairment charges | - | 2,036 |
| | Statutory deduction for insurance subsidiaries | -2,308 | -2,555 |
| | Other statutory deductions | - | -31 |
| | Capital base | 148,343 | 124,864 |
| 35 | Risk-weighted assets | 834,242 | 960,079 |
| | Core tier 1 capital ratio, excluding hybrid capital (%) | 9.5 | 8.1 |
| | Tier 1 capital ratio (%) | 14.1 | 9.2 |
| | Solvency ratio (%) | 17.8 | 13.0 |

The solvency and tier 1 capital ratios are calculated in accordance with the Capital Requirements Directive. Risk-weighted assets calculated under the Basel I rules amounted to DKr1,312,565m at the end of 2009. The ICAAP result, calculated under the transitional requirement of 80% of the capital requirement of 8% of risk-weighted assets, was DKr84,004m. In 2008, the ICAAP result, calculated under the transitional requirement of 90% of the capital requirement, was DKr102,517m. Transitional rules used in 2009 will also apply in 2010 and 2011.

# CASH FLOW STATEMENT – DANSKE BANK GROUP

| (DKr m) | 2009 | 2008 |
|---|---|---|
| **Cash flow from operations** | | |
| Profit before tax | 4,755 | 2,229 |
| Adjustment for non-cash operating items | | |
| Adjustment of income from associated undertakings | -293 | -217 |
| Amortisation and impairment charges for intangible assets | 2,517 | 4,105 |
| Depreciation and impairment charges for tangible assets | 1,520 | 1,900 |
| Loan impairment charges | 25,677 | 12,088 |
| Tax paid | -1,568 | -3,174 |
| Other non-cash operating items | 7,651 | -4,330 |
| Total | 40,259 | 12,601 |
| Changes in operating capital | | |
| Cash in hand and demand deposits with central banks | -232,365 | -122,609 |
| Trading portfolio | -1,987 | 83,153 |
| Other financial instruments at fair value | -2,950 | 14,020 |
| Loans and advances | 199,294 | -3,788 |
| Loans and advances at fair value | -21,292 | -39,372 |
| Deposits | -15,110 | -49,305 |
| Bonds issued by Realkredit Danmark | 37,521 | -39,159 |
| Assets/liabilities under insurance contracts | -3,081 | 6,780 |
| Other assets/liabilities | 4,203 | 12,135 |
| Cash flow from operations | 4,492 | -125,544 |
| **Cash flow from investing activities** | | |
| Acquisition of group undertakings and other business units | - | -128 |
| Sale of group undertakings and other business units | 7 | - |
| Acquisition of own shares | -17,358 | -27,597 |
| Sale of own shares | 17,315 | 28,332 |
| Acquisition of intangible assets | -332 | -629 |
| Acquisition of tangible assets | -2,305 | -3,599 |
| Sale of tangible assets | 82 | 875 |
| Cash flow from investing activities | -2,591 | -2,746 |
| **Cash flow from financing activities** | | |
| Increase in subordinated debt and hybrid capital | 26,020 | 4,225 |
| Redemption of subordinated debt and hybrid capital | -4,839 | -5,593 |
| Dividends | - | -5,831 |
| Increase in share capital | - | - |
| Change in minority interests | -22 | -110 |
| Cash flow from financing activities | 21,159 | -7,309 |
| Cash and cash equivalents at January 1 | 202,728 | 338,327 |
| Change in cash and cash equivalents | 23,060 | -135,608 |
| Acquisition/sale of businesses | - | 9 |
| Cash and cash equivalents at December 31 | 225,788 | 202,728 |
| Cash and cash equivalents at December 31 | | |
| Cash in hand and demand deposits with central banks | 33,714 | 16,379 |
| Amounts due from credit institutions and central banks within 3 months | 192,074 | 186,349 |
| Total | 225,788 | 202,728 |

The list of group holdings and undertakings provides information about restrictions on the use of cash flows from group undertakings.

# NOTES – DANSKE BANK GROUP

Note

1 **Critical accounting policies**

The Danske Bank Group presents its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) as adopted by the EU. Note 45 presents the Group's significant accounting policies.

Management's estimates and assumptions of future events that will significantly affect the carrying amounts of assets and liabilities underlie the preparation of the Group's consolidated financial statements. The estimates and assumptions that are deemed critical to the consolidated financial statements are

- the fair value measurement of financial instruments
- the measurement of loans and advances
- the measurement of goodwill
- the measurement of liabilities under insurance contracts
- the measurement of the value of defined benefit pension plans.

The estimates and assumptions are based on premises that management finds reasonable but that are inherently uncertain and unpredictable. The premises may be incomplete, unexpected future events or situations may occur, and other people may make other estimates.

*Fair value measurement of financial instruments*

Measurements of financial instruments for which prices are quoted in an active market or which are based on generally accepted models employing observable market data are not subject to critical estimates.

Measurements of financial instruments that are only to a limited extent based on observable market data, such as unlisted shares and certain bonds for which there is not an active market, are subject to estimates. The section on determination of fair value in note 45 and note 43 provide more details. At end-2009, such financial instruments accounted for around 0.5% of total assets.

*Measurement of loans and advances*

The Group makes impairment charges to account for impairment of loans and advances that occurs after initial recognition. Impairment charges consist of individual and collective charges and rely on a number of estimates, including identification of the loans or portfolios of loans with objective evidence of impairment, expected future cash flows and expected value of collateral. The notes on risk management provide more details on impairment charges for loans and advances. At end-2009, loans and advances accounted for around 59% of total assets.

*Measurement of goodwill*

Goodwill on acquisition is tested for impairment at least once a year. Impairment testing requires that management estimate future cash flows from acquired units. A number of factors affect the value of such cash flows, including discount rates, changes in the real economy, customer behaviour, competition and other variables. Note 23 provides more information about impairment testing. At end-2009, goodwill accounted for less than 1% of total assets.

*Liabilities under insurance contracts*

The calculation of liabilities under insurance contracts is based on a number of actuarial computations that rely on assumptions about a number of variables, including mortality and disability rates. These assumptions are based on the portfolios of the Group's insurance companies. The liabilities are also affected by the discount rate – a zero-coupon yield curve estimated on the basis of euro swap market rates to which is added the spread between Danish and German government bonds. Until the end of 2010, a mortgage yield curve spread is also added. The notes on risk management contain a sensitivity analysis. At end-2009, liabilities under insurance contracts accounted for some 7% of total liabilities.

*Measurement of defined benefit pension plans*

The calculation of the net obligation for defined benefit pension plans is based on computations made by external actuaries. These computations rely on assumptions about a number of variables, including discount and mortality rates and salary increases. The application of the corridor method to defined benefit pension plans limits fluctuations in the figures reported, unless changes are caused by plan adjustments. Note 34 provides details about the assumptions, and the section on pension risk in the notes on risk management contains a sensitivity analysis. At end-2009, the net pension obligation accounted for less than 0.1% of total liabilities.

*Financial instruments – general*

Financial instruments account for more than 95% of total assets and liabilities.

Purchases and sales of financial instruments are measured at fair value at the settlement date.

*Classification*

At initial recognition, a financial asset is assigned to one of the following five categories:

- trading portfolio measured at fair value
- loans and advances measured at amortised cost
- held-to-maturity investments measured at amortised cost
- financial assets designated at fair value through profit or loss
- available-for-sale financial assets measured at fair value with unrealised value adjustments recognised in other comprehensive income

At initial recognition, a financial liability is assigned to one of the following three categories:

- trading portfolio measured at fair value
- financial liabilities designated at fair value through profit or loss
- other financial liabilities measured at amortised cost

Note

1 **Financial instruments, classification and measurement**

(cont'd)

| 2009 | Fair value | | | | Amortised cost | | | |
|---|---|---|---|---|---|---|---|---|
| | Directly through profit or loss | | | | | | | |
| (DKr bn) | Held-for-trading | Designated | Interest rate hedge** | Available-for-sale | Held-to-maturity | Loans and adv. | Liabilities | Total |
| ASSETS | | | | | | | | |
| Cash in hand and demand deposits with central banks | - | - | - | - | - | 34 | - | 34 |
| Due from credit institutions and central banks | - | - | - | - | - | 202 | - | 202 |
| Derivatives | 304 | - | 9 | - | - | - | - | 313 |
| Bonds | 306 | 16 | - | 92 | 8 | - | - | 422 |
| Shares | 1 | 2 | - | - | - | - | - | 3 |
| Loans and advances | - | - | 2 | - | - | 1,125 | - | 1,127 |
| Loans and advances at fair value | - | 688 | - | - | - | - | - | 688 |
| Assets under pooled schemes and unit-linked investment contracts | - | 46 | - | - | - | - | - | 46 |
| Assets under insurance contracts | - | 172 | - | - | - | - | - | 172 |
| Total financial assets | 611 | 924 | 11 | 92 | 8 | 1,361 | - | 3,007 |
| LIABILITIES | | | | | | | | |
| Due to credit institutions and central banks | - | - | - | - | - | - | 311 | 311 |
| Trading portfolio liabilities | 377 | - | 3 | - | - | - | - | 380 |
| Deposits | - | - | - | - | - | - | 859 | 859 |
| Bonds issued by Realkredit Danmark | - | 517 | - | - | - | - | - | 517 |
| Deposits under pooled schemes and unit-linked investment contracts | - | 53 | - | - | - | - | - | 53 |
| Liabilities under insurance contracts* | - | 224 | - | - | - | - | - | 224 |
| Other issued bonds | - | - | 5 | - | - | - | 510 | 515 |
| Subordinated debt | - | - | 2 | - | - | - | 78 | 80 |
| Total financial liabilities | 377 | 794 | 10 | - | - | - | 1,758 | 2,939 |

*Obligations under insurance contracts are recognised at the present value of expected insurance benefits.

**The interest rate risk on fixed-rate financial assets and liabilities is hedged by derivatives (fair value hedging). The interest rate risk on bonds available for sale is also hedged by derivatives.

***Trading portfolio***

The trading portfolio includes financial assets acquired and liabilities undertaken that the Group intends to sell or repurchase in the near term. The trading portfolio also contains collectively managed financial assets and liabilities for which a pattern of short-term profit taking exists. Derivatives, including separated embedded derivatives, form part of the trading portfolio.

***Fair value option – financial assets and liabilities designated at fair value through profit or loss***

*Loans and advances at fair value and bonds issued by Realkredit Danmark*

Loans and advances granted under Danish mortgage finance law are funded by issuing listed mortgage bonds with matching terms. Borrowers may repay such loans and advances by delivering the underlying bonds.

The Group buys and sells own bonds issued by Realkredit Danmark on an ongoing basis because such securities play an important role in the Danish financial market. If these loans, advances and bonds were measured at amortised cost, the purchase and sale of own bonds would result in timing differences in profit and loss recognition.

Consequently, the Group recognises loans, advances and issued bonds at fair value in accordance with the fair value option offered by IAS 39 to ensure that neither profit nor loss will occur on the purchase of own bonds.

***Other financial assets designated at fair value***

Other financial assets designated at fair value include securities that are not classified as trading portfolio assets. These securities do not form part of the trading portfolio because no pattern of short-term profit taking exists, but they are still

Note

1 (cont'd) managed on a fair value basis. This category includes financial assets under insurance contracts, bonds quoted in an active market and shares that are not part of the trading portfolio.

Realised and unrealised capital gains and losses and dividends are carried in the income statement under Net trading income. The financial assets are recognised on the balance sheet under Investment securities and Assets under insurance contracts.

*Available-for-sale financial assets*

Available-for-sale financial assets consist of bonds that, although traded in an active market at the time of acquisition, the Group intends neither to sell in the near term nor to hold to maturity.

*Hedge accounting*

The Group uses derivatives to hedge the interest rate risk on fixed-rate assets and fixed-rate liabilities measured at amortised cost, except for held-to-maturity investments and available-for-sale financial assets. Hedged risks that meet specific criteria qualify for fair value hedge accounting and are treated accordingly. The interest rate risk on the hedged assets and liabilities is recognised at fair value as a value adjustment of the hedged items in the income statement. At end-2009, hedging derivatives measured at fair value accounted for around 0.3% of total assets and around 0.1% of total liabilities.

If the hedge criteria cease to be met, the accumulated value adjustments of the hedged items are amortised over the term to maturity.

*Future adjustments to the measurement of financial instruments*

In November 2009, the IASB published IFRS 9, Financial Instruments. This version of the standard is the first step to replace the requirements of IAS 39 by the end of 2010. The first phase of IFRS 9 addresses only the classification and measurement of financial assets, while the next phases will include requirements for measurement and recognition of financial liabilities, impairment methodology and guidelines for hedge accounting and derecognition. The EU has decided to postpone adoption of the standard until the details of the next phases are known.

The standard is scheduled for implementation on January 1, 2013 at the latest. The Group does not expect IFRS 9 to materially affect the measurement of its financial assets.

Note 45, Significant accounting policies, describes IFRS 9 in more detail.

**Insurance activities – general**

The Group's insurance activities comprise conventional life insurance, unit-linked insurance and personal injury insurance. The computation of the Group's net income from conventional life insurance business complies with the Danish FSA's executive order on the contribution principle. The financial result of Danica Pension, the parent company of the life insurance group, is calculated, in accordance with the profit policy, on the basis of the return on a separate pool of assets equal to shareholders' equity and a risk allowance determined by the technical provisions. If the realised result of Danica Pension for a given period is insufficient to allow the booking of the risk allowance, the amount may be booked in later periods when a sufficient result is realised.

The pool of assets equal to shareholders' equity is consolidated with the other assets of the Group.

Life insurance policies are divided into insurance and investment contracts. Insurance contracts are contracts that entail significant insurance risks or entitle policyholders to bonuses. Investment contracts are contracts that entail no significant insurance risk and comprise unit-linked contracts under which the investment risk lies with the policyholder.

*Insurance contracts*

Insurance contracts comprise both an investment element and an insurance element, which are recognised jointly.

Life insurance provisions are recognised at their present value under Liabilities under insurance contracts.

Assets earmarked for insurance contracts are recognised under Assets under insurance contracts if most of the return on the assets accrues to the policyholders. Most of these assets are measured at fair value.

Insurance contract contributions are recognised under Net premiums. Net insurance benefits consists of benefits disbursed under insurance contracts and the annual change in insurance obligations not deriving from additional provisions for benefit guarantees. The return on earmarked assets is allocated to the relevant items in the income statement. The return to policyholders is recognised under Net trading income as are changes to additional provisions for benefit guarantees.

*Investment contracts*

Investment contracts are recognised as financial liabilities, and, consequently, contributions and benefits under such contracts are recognised directly on the balance sheet as adjustments of liabilities. Deposits are measured at the value of the savings under Deposits under pooled schemes and unit-linked investment contracts.

Savings under unit-linked investment contracts are recognised at fair value under Assets under pooled schemes and unit-linked investment contracts. The return on the assets and the crediting of the amounts to policyholders' accounts are recognised under Net trading income.

**Financial highlights**

As shown in note 2 on business segments, the financial highlights deviate from the corresponding figures in the consolidated financial statements.

Income of the Danske Markets segment is recognised in the consolidated income statement under Net trading income and Net interest income. Net income from insurance business is presented on a single line in the financial highlights.

Note

2 **Business segmentation**

The Group consists of a number of business units and resource and support functions. The Group's activities are segmented into business units according to legislative requirements and product and service characteristics.

**Banking Activities** caters to all types of retail and corporate customers. The finance centres serve large businesses and private banking customers. Mortgage finance operations in Denmark are carried out through Realkredit Danmark. Real-estate agency operations are conducted by the "home", Skandia Mäklarna and Fokus Krogsveen real-estate agency chains. The figures for the Group's property finance operations are aggregated in the figures for its banking activities. At January 1, 2009, the activities of Banking Activities Russia were transferred from Banking Activities Finland to Other Banking Activities.

**Danske Markets** is responsible for the Group's activities in the financial markets. Trading activities include trading in fixed-income products, foreign exchange and equities. Danske Markets provides financial products, advisory services on mergers and acquisitions, and assistance with equity and debt issues in the international financial markets to large corporate customers and institutional clients. Group Treasury is responsible for the Group's strategic fixed-income, foreign exchange and equity portfolios and serves as the Group's internal bank. Internal income is allocated on an arm's-length basis. Surplus liquidity is settled primarily on the basis of short-term money market rates, whereas other intra-group balances are settled on an arm's-length basis. Internal fees, commissions and value adjustments are settled on an arm's-length basis or allocated to the business units at an agreed ratio. Institutional banking covers facilities with international financial institutions outside the Nordic region. Facilities with Nordic financial institutions form part of the banking activities.

**Danske Capital** develops and sells asset and wealth management products and services. They are marketed through the Group's banking units and directly to businesses, institutional clients and external distributors. Danske Capital also supports the advisory and asset management activities of the banking units. Through Danske Bank International in Luxembourg, it provides international private banking services to clients outside the Group's home markets. Danske Capital is represented in Denmark, Sweden, Norway, Finland, Estonia, Lithuania and Luxembourg.

**Danica Pension** is responsible for the Group's activities in the life insurance and pensions market. Danica Pension targets both personal and corporate customers. Its products are marketed through a range of distribution channels within the Group, primarily banking units and Danica Pension's own insurance brokers and advisers. Danica offers two market-based products: *Danica Balance* and *Danica Link*. These products allow customers to select their own investment profiles, and the return on savings depends on market trends.

Furthermore, Danica Pension offers *Danica Traditionel*. This product does not offer individual investment profiles, and Danica Pension sets the rate of interest on policyholders' savings.

**Other Activities** covers expenses for the Group's support functions and real property activities, and eliminations, including the elimination of returns on own shares.

Furthermore, Other Activities includes the Group's capital centre and specifies the difference between allocated capital and shareholders' equity.

Capital is allocated to the individual business unit at a rate of 5.5% of of its average risk-weighted assets (2008: 5.5%). Insurance companies are subject to special statutory capital requirements. Consequently, the shareholders' equity allocated to the insurance business equals the statutory minimum requirement plus 5.5% of the difference between Danica's equity and the minimum requirement.

A calculated income equal to the risk-free return on its allocated capital is apportioned to each business unit. This income is calculated on the basis of the short-term money market rate and allocated from Other Activities. In the segment disclosures, interest amounts are presented on a net basis.

Expenses are allocated to the business units at market price level. Other Activities supplies services to business units, and transactions are settled at unit prices or on an arm's-length basis, if possible, on the basis of consumption and activity.

Assets and liabilities used to maintain the operating activities of a business unit are presented in the financial statements of that unit. Capitalised goodwill is allocated to the business units that recognise the income from the acquisitions made. The financing of goodwill is included in the Group's capital centre under Other Activities.

Note (DKr m)

2 (cont'd) **Business segments 2009**

| | Banking activities | Danske Markets | Danske Capital | Danica Pension | Other activities | Elimination | Total | Reclassification | Highlights |
|---|---|---|---|---|---|---|---|---|---|
| Net interest income | 27,102 | 12,919 | 298 | 6,877 | 124 | 222 | 47,542 | -20,018 | 27,524 |
| Net fee income | 6,419 | 120 | 1,297 | -556 | -38 | - | 7,242 | 436 | 7,678 |
| Net trading income | 1,115 | 3,854 | 59 | 9,463 | 154 | -544 | 14,101 | 4,143 | 18,244 |
| Other income | 2,758 | 16 | 72 | 827 | 318 | -72 | 3,919 | -836 | 3,083 |
| Net premiums | - | - | - | 17,051 | - | - | 17,051 | -17,051 | - |
| Net insurance benefits | - | - | - | 29,821 | - | - | 29,821 | -29,821 | - |
| Income from equity investments | - | 329 | 2 | -43 | 7 | -2 | 293 | -293 | - |
| Net income from insurance business | - | - | - | - | | - | - | 2,810 | 2,810 |
| Total income | 37,394 | 17,238 | 1,728 | 3,798 | 565 | -396 | 60,327 | -988 | 59,339 |
| Expenses | 24,213 | 2,886 | 1,014 | 988 | 866 | -72 | 29,895 | -988 | 28,907 |
| Profit before loan impairment charges | 13,181 | 14,352 | 714 | 2,810 | -301 | -324 | 30,432 | - | 30,432 |
| Loan impairment charges | 22,486 | 3,237 | -46 | - | - | - | 25,677 | - | 25,677 |
| Profit before tax | -9,305 | 11,115 | 760 | 2,810 | -301 | -324 | 4,755 | - | 4,755 |
| Loans and advances, excluding reverse transactions | 1,627,698 | 42,158 | 9,725 | - | 17,667 | -27,696 | 1,669,552 | - | 1,669,552 |
| Other assets | 446,934 | 4,647,071 | 9,303 | 252,674 | 148,836 | -4,075,893 | 1,428,925 | - | 1,428,925 |
| Total assets | 2,074,632 | 4,689,229 | 19,028 | 252,674 | 166,503 | -4,103,589 | 3,098,477 | - | 3,098,477 |
| Deposits, excluding repo deposits | 648,140 | 151,613 | 6,235 | - | 21,638 | -23,694 | 803,932 | - | 803,932 |
| Other liabilities | 1,356,308 | 4,533,372 | 12,419 | 246,943 | 124,739 | -4,079,895 | 2,193,886 | - | 2,193,886 |
| Allocated capital | 70,184 | 4,244 | 374 | 5,731 | 20,126 | - | 100,659 | - | 100,659 |
| Total liabilities and equity | 2,074,632 | 4,689,229 | 19,028 | 252,674 | 166,503 | -4,103,589 | 3,098,477 | - | 3,098,477 |
| Internal income | 6,846 | 19,076 | 263 | 2,478 | -28,663 | - | - | | |
| Amortisation and depreciation charges | 2,274 | 3 | 41 | 19 | 1,022 | - | 3,359 | | |
| Impairment charges for intangible and tangible assets | 1,458 | - | - | - | 163 | - | 1,621 | | |
| Reversals of impairment charges | - | - | - | - | - | | - | | |
| Pre-tax profit as % of allocated capital (avg.) | -13.3 | 261.9 | 203.2 | 49.0 | -1.5 | - | 4.7 | | |
| Cost/income ratio (%) | 64.8 | 16.7 | 58.7 | 26.0 | 153.3 | - | 49.6 | | |
| Full-time-equivalent staff (avg.) | 13,538 | 887 | 554 | 951 | 6,864 | - | 22,794 | | |

In its financial highlights, the Group recognises earnings contributed by Danske Markets as net trading income and earnings contributed by Danica Pension as net income from insurance business. The Reclassification column shows the adjustments made to the detailed figures in the calculation of the highlights.

*Internal income and expenses are allocated to the individual segments on an arm's-length basis. Until the end of 2008, liquidity was settled primarily on the basis of short-term money market rates. The method was changed at January 1, 2009. Liquidity expenses are now allocated on the basis of a maturity analysis of loans and deposits. Prices are based on interbank rates and funding spreads. The new settlement method resulted in a relatively large share of liquidity expenses at Danske Markets and at banking units with insufficient liquidity from deposits to fund activities.*

The staff of businesses taken over under non-performing loan agreements, an average number of around 2,000, is not included in the above staff figure.

# NOTES - DANSKE BANK GROUP

Note (DKr m)

2 **Business segments 2008**

(cont'd)

| | Banking activities | Danske Markets | Danske Capital | Danica Pension | Other activities | Elimina-tion | Total | Reclassi-fication | Highlights |
|---|---|---|---|---|---|---|---|---|---|
| Net interest income | 26,921 | 6,366 | 271 | 6,175 | -426 | 239 | 39,546 | -12,541 | 27,005 |
| Net fee income | 6,700 | 150 | 1,430 | -651 | -20 | - | 7,609 | 501 | 8,110 |
| Net trading income | 1,504 | -2,903 | - | -10,104 | 208 | 601 | -10,694 | 16,770 | 6,076 |
| Other income | 2,533 | 5 | 2 | 1,130 | 1,045 | -48 | 4,667 | -1,082 | 3,585 |
| Net premiums | - | - | - | 19,250 | - | - | 19,250 | -19,250 | - |
| Net insurance benefits | - | - | - | 16,531 | - | - | 16,531 | -16,531 | - |
| Income from equity investments | - | 145 | -6 | 19 | 59 | - | 217 | -217 | - |
| Net income from insurance business | - | - | - | - | - | - | - | -1,733 | -1,733 |
| Total income | 37,658 | 3,763 | 1,697 | -712 | 866 | 792 | 44,064 | -1,021 | 43,043 |
| Expenses | 25,048 | 2,530 | 922 | 1,021 | 274 | -48 | 29,747 | -1,021 | 28,726 |
| Profit before loan impairment charges | 12,610 | 1,233 | 775 | -1,733 | 592 | 840 | 14,317 | - | 14,317 |
| Loan impairment charges | 8,532 | 3,237 | 319 | - | - | - | 12,088 | - | 12,088 |
| Profit before tax | 4,078 | -2,004 | 456 | -1,733 | 592 | 840 | 2,229 | - | 2,229 |
| Loans and advances, excluding reverse transactions | 1,706,198 | 68,204 | 21,985 | - | 1,414 | -12,478 | 1,785,323 | - | 1,785,323 |
| Other assets | 370,051 | 4,698,756 | 12,526 | 230,230 | 904,084 | -4,456,996 | 1,758,651 | - | 1,758,651 |
| Total assets | 2,076,249 | 4,766,960 | 34,511 | 230,230 | 905,498 | -4,469,474 | 3,543,974 | - | 3,543,974 |
| Deposits, excluding repo deposits | 587,590 | 207,524 | 7,276 | - | 4,175 | -6,268 | 800,297 | - | 800,297 |
| Other liabilities | 1,417,524 | 4,556,449 | 26,485 | 224,985 | 883,193 | -4,463,206 | 2,645,430 | - | 2,645,430 |
| Allocated capital | 71,135 | 2,987 | 750 | 5,245 | 18,130 | - | 98,247 | - | 98,247 |
| Total liabilities and equity | 2,076,249 | 4,766,960 | 34,511 | 230,230 | 905,498 | -4,469,474 | 3,543,974 | - | 3,543,974 |
| Internal income | 14,461 | 22,251 | 778 | 3,373 | -40,863 | - | - | | |
| Amortisation and depreciation charges | 2,153 | 6 | 48 | 4 | 956 | - | 3,167 | | |
| Impairment charges for intangible and tangible assets | 3,254 | | | 1 | 9 | - | 3,264 | | |
| Reversals of impairment charges | - | - | - | - | - | - | - | | |
| Pre-tax profit as % of allocated capital (avg.) | 5.7 | -67.1 | 60.8 | -33.0 | 3.3 | - | 2.3 | | |
| Cost/income ratio (%) | 66.5 | 67.2 | 54.3 | - | 31.6 | - | 67.5 | | |
| Full-time-equivalent staff (avg.) | 14,345 | 917 | 574 | 955 | 6,964 | - | 23,755 | | |

In its financial highlights, the Group recognises earnings contributed by Danske Markets as net trading income and earnings contributed by Danica Pension as net income from insurance business. The Reclassification column shows the adjustments made to the detailed figures in the calculation of the highlights.

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 2 | **Income broken down by type of product** | | |
| (cont'd) | Corporate banking | 13,495 | 12,199 |
| | Home | 13,381 | 11,061 |
| | Trading | 19,155 | 5,981 |
| | Day-to-day banking | 4,845 | 8,651 |
| | Wealth management | 2,660 | 2,598 |
| | Leasing | 2,752 | 2,540 |
| | Insurance | 3,870 | -624 |
| | Other | 169 | 1,658 |
| | Total | 60,327 | 44,064 |

Corporate banking comprises interest and fee income from transactions with corporate customers. Home comprises interest and fee income from home financing and home savings products. Trading comprises income from fixed-income and foreign exchange products, including brokerage. Day-to-day banking comprises income from personal banking products in the form of personal loans, cards and deposits. Wealth management comprises income from management of assets, including pooled assets and assets in unit trusts. Leasing encompasses income from both finance and operating leases through Danske Bank's leasing operations. Insurance comprises income from Danica Pension and services sold to customers through the Bank.

In accordance with IFRSs, the Danske Bank Group is required to disclose business with a single customer that generates 10% or more of the combined revenue. The Group has no such customers.

**Geographical segmentation**

Income from external customers is broken down by the customer's country of residence, whereas trading income is broken down by the country in which activities are performed. Assets (comprising only intangible assets, investment property, tangible assets and holdings in associated undertakings) are broken down by location. Goodwill is allocated to the country in which activities are performed.

Geographical segmentation of income and assets is shown in compliance with IFRSs and does not reflect the Group's management structure. The management believes that business segmentation provides a more informative description of the Group's activities.

| | Income External customers | | Assets | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| Denmark | 36,678 | 17,817 | 16,563 | 15,967 |
| Finland | 5,541 | 3,223 | 15,111 | 16,338 |
| Sweden | 5,246 | 5,524 | 195 | 176 |
| Norway | 3,932 | 4,301 | 701 | 585 |
| Ireland | 2,099 | 2,192 | 290 | 556 |
| Baltics | 936 | 1,656 | 2,158 | 3,629 |
| UK | 4,563 | 5,062 | 2,448 | 2,276 |
| Germany | 306 | 610 | 1 | 1 |
| Luxembourg | 373 | 328 | 29 | 35 |
| Poland | 128 | 165 | - | - |
| US | 47 | 722 | 374 | - |
| Other | 478 | 2,464 | 1 | 1 |
| Total | 60,327 | 44,064 | 37,871 | 39,564 |

Note (DKr m)

3

| Banking Activities 2009, geographical breakdown | Denmark | Finland | Sweden | Norway | Northern Ireland | Ireland | Baltics | Other | Total |
|---|---|---|---|---|---|---|---|---|---|
| Net interest income | 16,124 | 3,015 | 1,997 | 2,666 | 1,315 | 1,140 | 488 | 357 | 27,102 |
| Net fee income | 3,658 | 1,110 | 642 | 342 | 296 | 126 | 136 | 109 | 6,419 |
| Net trading income | 539 | 71 | 86 | 158 | 72 | 49 | 116 | 24 | 1,115 |
| Other income | 956 | 381 | 51 | 454 | 12 | 10 | 22 | 872 | 2,758 |
| Income from equity investments | - | - | - | - | - | - | - | - | - |
| Total income | 21,277 | 4,577 | 2,776 | 3,620 | 1,695 | 1,325 | 762 | 1,362 | 37,394 |
| Goodwill impairment charges | - | - | 16 | - | - | - | 1,417 | 25 | 1,458 |
| Other expenses | 12,450 | 3,390 | 1,497 | 1,807 | 1,126 | 1,010 | 388 | 1,087 | 22,755 |
| Total expenses | 12,450 | 3,390 | 1,513 | 1,807 | 1,126 | 1,010 | 1,805 | 1,112 | 24,213 |
| Profit before loan impairment charges | 8,827 | 1,187 | 1,263 | 1,813 | 569 | 315 | -1,043 | 250 | 13,181 |
| Loan impairment charges | 10,049 | 1,723 | 509 | 676 | 1,399 | 5,238 | 2,725 | 167 | 22,486 |
| Profit before tax | -1,222 | -536 | 754 | 1,137 | -830 | -4,923 | -3,768 | 83 | -9,305 |
| Loans and advances | 1,005,751 | 157,810 | 167,461 | 150,702 | 51,510 | 76,601 | 26,816 | 17,606 | 1,654,257 |
| Credit exposure | 1,109,062 | 193,155 | 210,138 | 186,538 | 50,843 | 72,942 | 29,149 | 50,391 | 1,902,218 |
| Allowance account | 13,496 | 2,545 | 1,182 | 1,404 | 2,006 | 7,002 | 2,985 | 1,261 | 31,881 |

| Banking Activities 2008, geographical breakdown | Denmark | Finland | Sweden | Norway | Northern Ireland | Ireland | Baltics | Other | Total |
|---|---|---|---|---|---|---|---|---|---|
| Net interest income | 15,555 | 3,352 | 2,120 | 2,095 | 1,508 | 1,284 | 638 | 369 | 26,921 |
| Net fee income | 3,839 | 1,037 | 673 | 394 | 362 | 160 | 162 | 73 | 6,700 |
| Net trading income | 826 | 78 | 108 | 152 | 124 | 62 | 109 | 45 | 1,504 |
| Other income | 773 | 241 | 52 | 327 | 19 | 9 | 20 | 1,092 | 2,533 |
| Income from equity investments | - | - | - | - | - | - | - | - | - |
| Total income | 20,993 | 4,708 | 2,953 | 2,968 | 2,013 | 1,515 | 929 | 1,579 | 37,658 |
| Goodwill impairment charges | - | - | - | 141 | - | 2,940 | - | - | 3,081 |
| Other expenses | 10,608 | 3,943 | 1,555 | 1,773 | 1,363 | 991 | 525 | 1,209 | 21,967 |
| Total expenses | 10,608 | 3,943 | 1,555 | 1,914 | 1,363 | 3,931 | 525 | 1,209 | 25,048 |
| Profit before loan impairment charges | 10,385 | 765 | 1,398 | 1,054 | 650 | -2,416 | 404 | 370 | 12,610 |
| Loan impairment charges | 4,354 | 511 | 520 | 489 | 641 | 1,700 | 295 | 22 | 8,532 |
| Profit before tax | 6,031 | 254 | 878 | 565 | 9 | -4,116 | 109 | 348 | 4,078 |
| Loans and advances | 1,043,312 | 172,617 | 173,732 | 141,446 | 53,376 | 79,352 | 30,426 | 22,867 | 1,717,128 |
| Credit exposure | 1,130,067 | 207,243 | 219,689 | 175,408 | 54,746 | 81,057 | 32,130 | 61,967 | 1,962,307 |
| Allowance account | 6,066 | 1,267 | 696 | 737 | 627 | 1,855 | 432 | 678 | 12,358 |

The table above breaks down the Banking Activities segment by country. At April 1, 2008, the activities of Nordania Leasing within real property, construction and agricultural machinery, and capital and IT equipment were transferred from Other Banking Activities to Banking Activities Denmark and Banking Activities Norway. This change reduced the profit before loan impairment charges of Other Banking Activities by DKr64m.

At January 1, 2009, Banking Activities Russia was transferred from Banking Activities Finland to Other Banking Activities. This increased the profit before loan impairment charges of Banking Activities Finland by DKr11m. Comparative figures have not been restated.

Note (DKr m)

4 **Net interest and net trading income**

| 2009 | Interest income | Interest expense | Net interest income | Net trading income | Total |
|---|---|---|---|---|---|
| Financial portfolios at amortised cost | | | | | |
| Due from/to credit institutions and central banks | 4,289 | 3,836 | 453 | 433 | 886 |
| Repo and reverse transactions | 4,403 | 1,350 | 3,053 | - | 3,053 |
| Loans, advances and deposits | 49,005 | 18,755 | 30,250 | -476 | 29,774 |
| Held-to-maturity investments | 276 | - | 276 | - | 276 |
| Other issued bonds | - | 11,637 | -11,637 | 166 | -11,471 |
| Subordinated debt | - | 4,000 | -4,000 | 100 | -3,900 |
| Other financial instruments | 529 | 416 | 113 | 3 | 116 |
| Total | 58,502 | 39,994 | 18,508 | 226 | 18,734 |
| Financial portfolios at fair value | | | | | |
| Loans and advances at fair value and bonds issued by Realkredit Danmark | 33,582 | 24,790 | 8,792 | - | 8,792 |
| Trading portfolio and investment securities | 13,024 | - | 13,024 | 24,341 | 37,365 |
| Assets and deposits under pooled schemes and unit-linked investment contracts | - | - | - | -407 | -407 |
| Assets and liabilities under insurance contracts | 7,218 | - | 7,218 | -10,059 | -2,841 |
| Total | 53,824 | 24,790 | 29,034 | 13,875 | 42,909 |
| Total net interest and net trading income | 112,326 | 64,784 | 47,542 | 14,101 | 61,643 |

| 2008 | Interest income | Interest expense | Net interest income | Net trading income | Total |
|---|---|---|---|---|---|
| Financial portfolios at amortised cost | | | | | |
| Due from/to credit institutions and central banks | 9,098 | 25,958 | -16,860 | -198 | -17,058 |
| Repo and reverse transactions | 20,587 | 11,484 | 9,103 | - | 9,103 |
| Loans, advances and deposits | 68,570 | 25,813 | 42,757 | 3,254 | 46,011 |
| Held-to-maturity investments | 250 | - | 250 | - | 250 |
| Other issued bonds | - | 19,403 | -19,403 | -5,800 | -25,203 |
| Subordinated debt | - | 2,131 | -2,131 | -3,048 | -5,179 |
| Other financial instruments | 644 | 1,562 | -918 | 2 | -916 |
| Total | 99,149 | 86,351 | 12,798 | -5,790 | 7,008 |
| Financial portfolios at fair value | | | | | |
| Loans and advances at fair value and bonds issued by Realkredit Danmark | 32,769 | 24,508 | 8,261 | - | 8,261 |
| Trading portfolio and investment securities | 11,327 | - | 11,327 | 3,632 | 14,959 |
| Assets and deposits under pooled schemes and unit-linked investment contracts | - | - | - | 142 | 142 |
| Assets and liabilities under insurance contracts | 7,160 | - | 7,160 | -8,678 | -1,518 |
| Total | 51,256 | 24,508 | 26,748 | -4,904 | 21,844 |
| Total net interest and net trading income | 150,405 | 110,859 | 39,546 | -10,694 | 28,852 |

Net trading income for 2009 includes dividends from shares of DKr1,224m (2008: DKr3,363m) and exchange rate adjustments of DKr2,404m (2008: DKr1,878m).

Net trading income from insurance contracts includes returns on assets of DKr-4,736m (2008: DKr-16,861m), adjustment of additional provisions of DKr-1,211m (2008: DKr-4,996m), adjustment of collective bonus potential of DKr-1,286m (2008: DKr11,911m) and tax on pension returns of DKr-2,826m (2008: DKr1,268m).

Interest added to financial assets subject to individual impairment amounted to DKr1,458m (2008: DKr888m).

# NOTES – DANSKE BANK GROUP

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 5 | **Fee income** | | |
| | Financing (loans, advances and guarantees) | 1,705 | 1,706 |
| | Investment (securities trading and advisory services) | 1,989 | 2,175 |
| | Services (insurance and foreign exchange trading) | 100 | 119 |
| | Fees generated by activities | 3,794 | 4,000 |
| | Financing (guarantees) | 756 | 702 |
| | Investment (asset management and custody services) | 2,527 | 2,955 |
| | Services (payment services and cards) | 3,387 | 3,389 |
| | Fees generated by portfolios | 6,670 | 7,046 |
| | Total | 10,464 | 11,046 |
| | **Fee expenses** | | |
| | Financing (property valuation) | 67 | 35 |
| | Investment (securities trading and advisory services) | 871 | 802 |
| | Services (referrals) | 16 | 11 |
| | Fees generated by activities | 954 | 848 |
| | Financing (guarantees) | 381 | 450 |
| | Investment (asset management and custody services) | 465 | 637 |
| | Services (payment services and cards) | 1,422 | 1,502 |
| | Fees generated by portfolios | 2,268 | 2,589 |
| | Total | 3,222 | 3,437 |

Fees generated by activities comprises fees for the execution of one-off transactions. Fees generated by portfolios comprises recurring fees from the product portfolio.

Fees that form an integral part of the effective rates of interest on loans, advances and deposits are carried under Interest income and Interest expense. Fees for Loans and advances at fair value are carried under Fee income.

Fees for financial instruments not recognised at fair value, such as loans, advances and issued bonds, are recognised as financing fee income or expenses. Such income amounted to DKr1,891m in 2009 (2008: DKr1,719m), whereas expenses amounted to DKr381m (2008: DKr450m).

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 6 | **Other income** | | |
| | Fair value adjustment of investment property | 34 | 66 |
| | Fair value adjustment of investment property allocated to policyholders | -288 | 184 |
| | Profit on sale of domicile and investment property | 32 | 512 |
| | Income from lease assets and investment property | 3,174 | 2,992 |
| | Reversals of impairment charges for domicile property | - | - |
| | Other income | 967 | 913 |
| | Total | 3,919 | 4,667 |
| 7 | **Net premiums** | | |
| | Regular premiums, life insurance | 7,519 | 8,020 |
| | Single premiums, life insurance | 1,102 | 2,803 |
| | Regular premiums, market-based products | 5,279 | 4,696 |
| | Single premiums, market-based products | 1,829 | 2,385 |
| | Premiums, health and accident insurance | 1,423 | 1,388 |
| | Reinsurance premiums paid | -137 | -117 |
| | Change in unearned premiums provisions | 36 | 75 |
| | Total | 17,051 | 19,250 |

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 8 | **Net insurance benefits** | | |
| | Benefits paid | 15,126 | 14,707 |
| | Reinsurers' share received | -132 | -126 |
| | Claims and bonuses paid | 1,293 | 1,185 |
| | Change in outstanding claims provisions | 83 | 244 |
| | Change in life insurance provisions | -765 | 1,304 |
| | Change in provisions for unit-linked contracts | 14,216 | -783 |
| | Total | 29,821 | 16,531 |
| 9 | **Staff costs and administrative expenses** | | |
| | Staff costs | 13,823 | 13,235 |
| | Administrative expenses | 11,092 | 10,081 |
| | Total | 24,915 | 23,316 |
| | Staff costs | | |
| | Salaries | 11,160 | 10,599 |
| | Share-based payment (earned in 2007 or earlier) | 36 | 47 |
| | Pensions | 1,341 | 1,320 |
| | Financial services employer tax | 1,286 | 1,269 |
| | Total | 13,823 | 13,235 |

Total salary costs stood at DKr12.5bn (2008: DKr12.0bn), with variable remuneration accounting for 6.7% of this amount (2008: 5.8%).

| **Remuneration of the Board of Directors (DKr thousands)** | 2009 | 2008 |
|---|---|---|
| Alf Duch-Pedersen | 1,300 | 1,300 |
| Jørgen Nue Møller (until March 4, 2008) | - | 312 |
| Eivind Kolding | 1,250 | 1,250 |
| Henning Christophersen | 525 | 525 |
| Peter Højland | 525 | 525 |
| Mats Jansson (from March 4, 2008) | 492 | 271 |
| Niels Chr. Nielsen | 525 | 525 |
| Sten Scheibye | 525 | 525 |
| Majken Schultz | 525 | 525 |
| Claus Vastrup | 525 | 525 |
| Birgit Aagaard-Svendsen | 558 | 525 |
| Helle Brøndum | 325 | 325 |
| Charlotte Hoffmann | 325 | 325 |
| Per Alling Toubro | 325 | 325 |
| Verner Usbeck | 325 | 325 |
| Solveig Ørteby | 325 | 325 |
| Total remuneration | 8,375 | 8,433 |
| Remuneration for committee work included in preceding item | 2,525 | 2,475 |

Danske Bank's directors receive a fixed fee. In addition, directors receive a fixed fee for board committee membership.

| Note | (DKr m) | | | | | |
|---|---|---|---|---|---|---|
| 9 (cont'd) | **Remuneration of the Executive Board** | | | | | |
| | 2009 | Peter Straarup | Tonny Thierry Andersen | Thomas F. Borgen | Sven Lystbæk | Per Skovhus |
| | Contractual remuneration | 7.1 | 4.7 | 1.6 | 5.1 | 4.6 |
| | Pension | 1.5 | 0.7 | 0.2 | 2.5 | 0.7 |
| | Cash bonus | - | - | - | - | - |
| | Share-based payment | - | - | - | - | - |
| | Total | 8.6 | 5.4 | 1.8 | 7.6 | 5.3 |

In 2008, Danske Bank decided to suspend its bonus programme for the Executive Board. Consequently, the contractual remuneration for 2009 was increased.

Thomas F. Borgen joined the Executive Board on September 1, 2009. Mr Borgen's contractual remuneration and pension relate to the period from September 1, 2009, to December 31, 2009. Under the Danish Act on State-Funded Capital Injections into Credit Institutions, only 50% of management's salaries is tax deductible until the capital raised has been repaid. In 2009, this deduction amounted to DKr14m.

| 2008 | Peter Straarup | Tonny Thierry Andersen | Sven Lystbæk | Per Skovhus |
|---|---|---|---|---|
| Contractual remuneration | 7.1 | 3.3 | 3.9 | 3.2 |
| Pension | 1.5 | 0.6 | 2.5 | 0.6 |
| Cash bonus | - | - | - | - |
| Share-based payment | - | - | - | - |
| Total | 8.6 | 3.9 | 6.4 | 3.8 |

In accordance with the Group's general staff policies, Peter Straarup received a 40-year anniversary benefit, equal to two months' salary, and Sven Lystbæk received a 25-year anniversary benefit, equal to one month's salary.

**Pension and termination**

| | Peter Straarup | Tonny Thierry Andersen | Thomas F. Borgen | Sven Lystbæk | Per Skovhus |
|---|---|---|---|---|---|
| Type of pension plan | Defined benefit | Defined contribution through pension fund | Defined contribution through pension fund | Defined benefit | Defined contribution through pension fund |
| Age at which the board member is entitled to retire | 60 | 60 | 60 | 60 | 60 |
| Annual benefit or contribution | DKr3.1m | Bank contributes 20% of salary | Bank contributes 20% of salary | 50% of salary | Bank contributes 20% of salary |
| Notice of termination by the Bank | 12 months with life pension | 12 months | 12 months | 12 months with life pension | 12 months |
| Notice of termination by the board member | 12 months | 3 months | 3 months | 3 months | 3 months |
| Pension obligation, end of 2009 | 61 | - | - | 35 | - |
| Pension obligation, end of 2008 | 45 | - | - | 25 | - |

Pension obligations to Peter Straarup and Sven Lystbæk are covered by the "Danske Bank A/S' pensionsfond for medlemmer af direktionen, deres enker og efterladte børn" pension fund. Danske Bank A/S is liable for any shortfall. The obligations are determined on the basis of actuarial computations and a number of assumptions (see note 34). Therefore, changes in pension obligations cannot reasonably be added to the annual remuneration.

If Mr Straarup retires at a later date than his sixtieth birthday, the pension obligation to him will be increased by the pension benefit not paid out. The obligation will be adjusted on an ongoing basis.

Note

9 (cont'd) **Shareholdings**

The number of Danske Bank shares, excluding options and rights to buy conditional shares, held by the Board of Directors and the Executive Board at the end of 2009 totalled 96,475 and 73,890, respectively (end of 2008: 93,328 and 36,784). Note 42, Danske Bank shares held by the Board of Directors and the Executive Board, contains additional details.

**Share-based payment**

Until 2008, the Group offered senior staff and selected employees incentive programmes that consisted of share options and conditional shares. Incentive payments reflected individual performance and also depended on financial results and other measures of value creation. The options and shares were granted in the first quarter of the following year. The last grant was made in the first quarter of 2008.

Issued options carry a right to buy Danske Bank shares exercisable from three to seven years after they are granted provided that the employee has not resigned from the Group. The exercise price of the options is computed as the average price of Danske Bank shares for 20 stock exchange days after the release of the annual report plus 10%.

Until 2008, rights to buy Danske Bank shares under the conditional share programme were granted as a portion of the annual bonus earned. The shares vest after three years provided that the employee has not resigned from the Group.

The fair value of the share options granted for 2008 was calculated according to a dividend-adjusted Black & Scholes formula based on the following assumptions: Share price: 179.76. Dividend payout ratio: 3.9%. Rate of interest: 4.7%, equal to the swap rate. Volatility: 19%. Average time of exercise: 5 years. The volatility is estimated on the basis of historical volatility.

Calculation of the fair value at the end of 2009 is based on the following assumptions: Share price: 118 (2008: 52). Dividend payout ratio: 0% (2008: 0%). Rate of interest: 1.6-2.7% (2008: 3.4-4.8%), equal to the swap rate. Volatility: 52% (2008: 25-39%). Average time of exercise: 1-3 years (2008: 1-4 years). The volatility is estimated on the basis of historical volatility.

The fair value of the conditional shares is calculated as the share price less the payment made by the employee.

Intrinsic value is recognised in the year in which the share options and rights to conditional shares vest, while time value is accrued over the remaining service period, which is the vesting period of three years. Shareholders' equity will increase correspondingly as the obligation is met by settlement in Danske Bank shares.

| Note | [DKr m] | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 9 | **Share-based payment (earned in 2007 or earlier)** | | | | | | | |
| (cont'd) | **Share options** | Number | | | | | Fair value (FV) | |
| | | Executive Board | Senior staff | Other staff | Total | Exercise price (DKr) | At issue (DKr m) | End of year (DKr m) |
| | **Granted in 2002-07** | | | | | | | |
| | 2008, beg. | 1,053,732 | 5,511,446 | 2,042,690 | 8,607,868 | 118,5-294,1 | 179.7 | 218.7 |
| | Exercised 2008 | - | -47,215 | -41,005 | -88,220 | 140,8-152,3 | | |
| | Forfeited 2008 | - | -246,096 | -23,800 | -269,896 | | | |
| | Other changes 2008 | - | -663,561 | 701,894 | 38,333 | | | |
| | 2008, end | 1,053,732 | 4,554,574 | 2,679,779 | 8,288,085 | 118,5-294,1 | 172.0 | 0.2 |
| | Exercised 2009 | - | - | -10,400 | -10,400 | 118.5 | | |
| | Forfeited 2009 | - | -70,667 | -135,900 | -206,567 | | | |
| | Other changes 2009 | 152,641 | -580,246 | 427,605 | - | | | |
| | 2009, end | 1,206,373 | 3,903,661 | 2,961,084 | 8,071,118 | 118,5-294,1 | 164.8 | 78.8 |
| | **Granted in 2008** | | | | | | | |
| | Granted 2008 | 232,750 | 1,555,830 | - | 1,788,580 | 197.7 | 39.3 | 0.3 |
| | Forfeited 2008 | - | -86,290 | - | -86,290 | | | |
| | Other changes 2008 | - | -72,300 | 72,300 | - | | | |
| | 2008, end | 232,750 | 1,397,240 | 72,300 | 1,702,290 | 197.7 | 37.5 | 0.3 |
| | Forfeited 2009 | - | - | - | - | | | |
| | Other changes 2009 | 50,340 | -105,370 | 55,030 | - | | | |
| | 2009, end | 283,090 | 1,291,870 | 127,330 | 1,702,290 | 197.7 | 37.5 | 46.6 |

**Holdings of the Executive Board and fair value, end of 2009**

| Grant year<br>[DKr m] | 2002-2007<br>Number | FV | 2008<br>Number | FV |
|---|---|---|---|---|
| Peter Straarup | 508,621 | 5.1 | 90,910 | 2.5 |
| Tonny Thierry Andersen | 200,855 | 2.0 | 47,280 | 1.3 |
| Thomas F. Borgen | 152,641 | 1.5 | 50,340 | 1.4 |
| Sven Lystbæk | 208,582 | 2.0 | 47,280 | 1.3 |
| Per Skovhus | 135,674 | 1.3 | 47,280 | 1.3 |

**Holdings of the Executive Board and fair value, end of 2008**

| Grant year<br>[DKr m] | 2002-2007<br>Number | FV | 2008<br>Number | FV |
|---|---|---|---|---|
| Peter Straarup | 508,621 | - | 90,910 | - |
| Tonny Thierry Andersen | 200,855 | - | 47,280 | - |
| Sven Lystbæk | 208,582 | - | 47,280 | - |
| Per Skovhus | 135,674 | - | 47,280 | - |

Share options granted in 2008 relate to the grant in the first quarter of 2008 of options earned in 2007.

Thomas F. Borgen joined the Executive Board on September 1, 2009. Mr Borgen's share options were granted to him in 2008 or earlier.

In 2009, share options were exercised at an average price of DKr139.4 (2008: DKr180.1).

| Note | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 9 | **Share-based payment (earned in 2007 or earlier)** | | | | | | | |
| (cont'd) | **Conditional shares** | Number | | | | | Fair value (FV) | |
| | | Executive Board | Senior staff | Other staff | Total | Employee payment price (DKr) | At issue (DKr m) | End of year (DKr m) |
| | **Granted in 2005-07** | | | | | | | |
| | 2008, beg. | 51,623 | 292,651 | 1,160,306 | 1,504,580 | 2.2-2.7 | 339.1 | 300.5 |
| | Vested 2008 | -9,277 | -61,767 | -352,651 | -423,695 | | | |
| | Forfeited 2008 | - | -14,337 | -55,614 | -69,951 | | | |
| | Other changes 2008 | - | 1,220 | 56,224 | 57,444 | | | |
| | 2008, end | 42,346 | 217,767 | 808,265 | 1,068,378 | 2.2-2.7 | 260.5 | 55.6 |
| | Vested 2009 | -21,294 | -116,912 | -445,106 | -583,312 | 2.2-2.7 | | |
| | Forfeited 2009 | - | - | -4,664 | -4,664 | | | |
| | Other changes 2009 | - | -3,165 | 3,165 | - | | | |
| | 2009, end | 21,052 | 97,690 | 361,660 | 480,402 | 2.7 | 128.5 | 55.4 |
| | **Granted in 2008** | | | | | | | |
| | Granted 2008 | 28,779 | 241,236 | 703,391 | 973,406 | 1.8 | 175.0 | 50.6 |
| | Vested 2008 | - | -4,709 | -2,099 | -6,808 | | | |
| | Forfeited 2008 | - | -11,905 | -20,642 | -32,547 | | | |
| | Other changes 2008 | - | - | 4,779 | 4,779 | | | |
| | 2008, end | 28,779 | 224,622 | 685,429 | 938,830 | 1.8 | 168.8 | 48.8 |
| | Vested 2009 | | -14,455 | -26,794 | -41,249 | 1.8 | | |
| | Forfeited 2009 | - | - | -11,357 | -11,357 | | | |
| | Other changes 2009 | - | -4,539 | 4,539 | - | | | |
| | 2009, end | 28,779 | 205,628 | 651,817 | 886,224 | 1.8 | 159.3 | 103.0 |

**Holdings of the Executive Board and fair value, end of 2009**

| Grant year (DKr m) | 2007 Number | FV | 2008 Number | FV |
|---|---|---|---|---|
| Peter Straarup | 8,500 | 1.0 | 11,240 | 1.3 |
| Tonny Thierry Andersen | 4,588 | 0.5 | 5,847 | 0.7 |
| Thomas F. Borgen | - | - | - | - |
| Sven Lystbæk | 4,724 | 0.5 | 5,845 | 0.7 |
| Per Skovhus | 3,240 | 0.4 | 5,847 | 0.7 |

**Holdings of the Executive Board and fair value, end of 2008**

| Grant year (DKr m) | 2006-2007 Number | FV | 2008 Number | FV |
|---|---|---|---|---|
| Peter Straarup | 17,020 | 0.8 | 11,240 | 0.6 |
| Tonny Thierry Andersen | 8,846 | 0.4 | 5,847 | 0.3 |
| Sven Lystbæk | 10,117 | 0.5 | 5,845 | 0.3 |
| Per Skovhus | 6,363 | 0.4 | 5,847 | 0.3 |

Rights to conditional shares granted in 2008 relate to the grant in the first quarter of 2008 of rights earned in 2007.

Thomas F. Borgen joined the Executive Board on September 1, 2009. Mr Borgen's conditional shares were granted to him in 2008 or earlier.

In 2009, the average price at the vesting date for rights to conditional shares was DKr48.2 (2008: DKr181.0).

# NOTES – DANSKE BANK GROUP

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 10 | **Audit fees** | | |
| | Total fees to the audit firms appointed by the general meeting that perform the statutory audit | 25 | 26 |
| | Fees for non-audit services included in preceding item | 7 | 10 |
| 11 | **Amortisation, depreciation and impairment charges** | | |
| | Amortisation charges for intangible assets | 1,074 | 1,087 |
| | Depreciation charges for tangible assets | 1,727 | 1,606 |
| | Write-offs of residual value of lease assets sold | 558 | 474 |
| | Impairment charges for intangible assets | 1,458 | 3,084 |
| | Impairment charges for tangible assets | 163 | 180 |
| | Total | 4,980 | 6,431 |

Note 23 provides more information about the impairment charges for intangible assets.
Impairment charges for tangible assets in 2008 include an impairment charge of DKr173m for vehicles under operating leases due to declining used-car prices.

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 12 | **Loan impairment charges** | | |
| | Due from credit institutions and central banks | 69 | 42 |
| | Loans and advances | 22,168 | 10,747 |
| | Loans and advances at fair value | 1,267 | 443 |
| | Private Contingency Association commitment | 1,612 | 508 |
| | Guarantees and loan commitments | 561 | 348 |
| | Total | 25,677 | 12,088 |
| | New and increased impairment charges | 29,028 | 13,541 |
| | Reversals of impairment charges | 3,839 | 1,534 |
| | Write-offs charged directly to the income statement | 821 | 523 |
| | Received on claims previously written off | 471 | 489 |
| | Interest income, effective interest method | 138 | 47 |
| | Total | 25,677 | 12,088 |
| | **Loan impairment charges broken down by business unit** | | |
| | Banking Activities Denmark | 10,049 | 4,354 |
| | Banking Activities Finland | 1,723 | 511 |
| | Banking Activities Sweden | 509 | 520 |
| | Banking Activities Norway | 676 | 489 |
| | Banking Activities Northern Ireland | 1,399 | 641 |
| | Banking Activities Ireland | 5,238 | 1,700 |
| | Banking Activities Baltics | 2,725 | 295 |
| | Other Banking Activities | 167 | 22 |
| | Danske Markets | 3,237 | 3,237 |
| | Danske Capital | -46 | 319 |
| | Total | 25,677 | 12,088 |

Loan impairment charges includes losses on businesses taken over of DKr0m (2008:DKr0m).

# NOTES – DANSKE BANK GROUP

| Note | (DKr m) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| 13 | **Tax 2009** | Denmark | Finland | Sweden | Norway | UK | Ireland | Other | Total |
| | Tax on profit for the year | 2,498 | 122 | 757 | 487 | -445 | -472 | 95 | 3,042 |
| | Tax on changes in shareholders' equity | -19 | - | - | - | - | - | - | -19 |
| | **Tax on profit for the year** | | | | | | | | |
| | Current tax charge | 225 | 235 | 739 | 457 | -1 | 10 | 120 | 1,785 |
| | Change in deferred tax | 2,163 | -148 | 5 | -22 | -443 | -497 | -29 | 1,029 |
| | Adjustment of prior-year tax charges | 110 | 35 | 13 | 52 | -1 | 15 | 4 | 228 |
| | Total | 2,498 | 122 | 757 | 487 | -445 | -472 | 95 | 3,042 |
| | **Effective tax rate** | | | | | | | | |
| | Tax rate | 25.0 | 26.0 | 26.3 | 28.0 | 28.0 | 12.5 | 3.5 | 46.8 |
| | Non-taxable income and non-deductible expenses | 3.9 | -0.1 | 0.1 | -0.4 | 0.6 | -2.6 | -8.8 | 12.4 |
| | Tax on profit for the year | 28.9 | 25.9 | 26.4 | 27.6 | 28.6 | 9.9 | -5.3 | 59.2 |
| | Adjustment of prior-year tax charges | 1.3 | 10.6 | 0.4 | 3.3 | 0.1 | -0.3 | -0.2 | 4.8 |
| | Effective tax rate | 30.2 | 36.5 | 26.8 | 30.9 | 28.7 | 9.6 | -5.5 | 64.0 |
| | ***Tax on other comprehensive income*** | | | | | | | | |
| | Non-Danish unit hedges | -58 | - | - | - | - | - | - | -58 |
| | Unrealised value adjustments of available-for-sale financial assets | 73 | - | - | - | - | - | - | 73 |
| | Realised value adjustments of available-for-sale financial assets | 104 | - | - | - | - | - | - | 104 |
| | Total | 119 | - | - | - | - | - | - | 119 |

# NOTES – DANSKE BANK GROUP

| Note | (DKr m) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| 13 | **Tax 2008** | Denmark | Finland | Sweden | Norway | UK | Ireland | Other | Total |
| (cont'd) | Tax on profit for the year | 555 | 230 | 551 | 375 | -536 | -85 | 103 | 1,193 |
| | Tax on changes in shareholders' equity | -335 | - | - | - | - | - | - | -335 |
| | **Tax on profit for the year** | | | | | | | | |
| | Current tax charge | 795 | 366 | 541 | 381 | 47 | 25 | 165 | 2,320 |
| | Change in deferred tax | -76 | -136 | 8 | 1 | -583 | -141 | -51 | -978 |
| | Adjustment of prior-year tax charges | -164 | - | 8 | -7 | - | 31 | -17 | -149 |
| | Change in deferred tax charge as a result of lowered tax rate | - | - | -6 | - | - | - | 6 | - |
| | Total | 555 | 230 | 551 | 375 | -536 | -85 | 103 | 1,193 |
| | **Effective tax rate** | | | | | | | | |
| | Tax rate | 25.0 | 26.0 | 28.0 | 28.0 | 28.0 | 12.3 | 18.3 | 46.7 |
| | Non-taxable income and non-deductible expenses | -1.5 | - | -0.7 | 2.4 | -0.2 | -9.3 | 1.7 | 13.5 |
| | Tax on profit for the year | 23.5 | 26.0 | 27.3 | 30.4 | 27.8 | 3.0 | 20.0 | 60.2 |
| | Adjustment of prior-year tax charges | -4.9 | - | 0.5 | -0.7 | - | -0.8 | -3.1 | -6.7 |
| | Change in deferred tax charge as a result of lowered tax rate | - | - | -0.4 | - | - | - | 1.2 | - |
| | Effective tax rate | 18.6 | 26.0 | 27.4 | 29.7 | 27.8 | 2.2 | 18.1 | 53.5 |
| | ***Tax on other comprehensive income*** | | | | | | | | |
| | Non-Danish unit hedges | 441 | - | - | - | - | - | - | 441 |
| | Unrealised value adjustments of available-for-sale financial assets | -484 | - | - | - | - | - | - | -484 |
| | Total | -43 | - | - | - | - | - | - | -43 |

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 14 | **Cash in hand and demand deposits with central banks** | | |
| | Cash in hand | 9,785 | 6,411 |
| | Demand deposits with central banks | 23,929 | 9,968 |
| | Total | 33,714 | 16,379 |
| 15 | **Due from credit institutions and central banks** | | |
| | Reverse transactions | 93,120 | 136,028 |
| | Other amounts due | 109,349 | 79,838 |
| | Impairment charges | 113 | 43 |
| | Total | 202,356 | 215,823 |
| | Impairment charges | | |
| | At January 1 | 43 | 1 |
| | New and increased impairment charges | 70 | 42 |
| | Reversals of impairment charges | 1 | - |
| | Foreign currency translation | -1 | - |
| | Other additions and disposals | 2 | - |
| | At December 31 | 113 | 43 |

Amounts due within three months amounted to DKr192,074m (2008: DKr186,349m). This amount is included in the cash flow statement under Cash and cash equivalents.

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 16 | ***Trading portfolio assets*** | | |
| | Derivatives with positive fair value | 313,387 | 574,456 |
| | Listed bonds | 299,448 | 278,860 |
| | Unlisted bonds | 6,288 | 5,951 |
| | Listed shares | 589 | 1,397 |
| | Unlisted shares | 340 | 124 |
| | Total | 620,052 | 860,788 |
| | **Trading portfolio liabilities** | | |
| | Derivatives with negative fair value | 307,420 | 581,521 |
| | Obligations to repurchase securities | 73,147 | 41,769 |
| | Total | 380,567 | 623,290 |

**Derivatives**

The Group's activities in the financial markets include trading in derivatives. Derivatives are financial instruments whose value depends on the value of an underlying instrument or index, etc. Derivatives can be used to control market risk exposure, for example. The Group trades a considerable volume of the most commonly used interest rate, currency and equity derivatives, including

- swaps
- forwards and futures
- options

Furthermore, the Group trades a limited number of swaps whose value depends on developments in specific credit or commodity risks, or inflation indices.

The Group trades derivatives for three main purposes: first, customers are offered derivatives as individual transactions or as integral parts of other services, such as issuance of bonds with yields that depend on developments in equity or currency indices. Second, the Group trades derivatives in its own trading portfolio. Third, derivatives are used for managing the Group's own exposure to exchange rate, interest rate, equity market and credit risks. See the Risk management notes for more information about the Group's risk management policy. Danske Markets is responsible for managing and hedging the Group's market risks.

| Note | (DKr m) |
|---|---|

16 (cont'd)

Derivatives are recognised and measured at fair value. Interest on some of the Group's bank loans, advances, deposits, issued bonds, etc., is added at fixed rates. Generally, such fixed-rate items are carried at amortised cost. In accordance with general accounting standards, the fair value of the interest rate risk on fixed-rate loans, for example, is not included in the income statement as opposed to changes in the fair value of hedging derivatives. In addition, the Group classifies certain bonds as available-for-sale financial assets. Unrealised value adjustments of such bonds are recognised directly in shareholders' equity. In its financial statements, the Group uses fair value hedge accounting if the interest rate risk on fixed-rate financial assets and liabilities or bonds available for sale is hedged by derivatives.

**Fair value hedge accounting**

The interest rate risk on fixed-rate assets and liabilities with terms longer than six months is generally hedged by derivatives. The interest rate risk on fixed-rate loans and advances extended by the Group's operations in Finland, Northern Ireland and Ireland is, however, hedged by core free funds. Any additional interest rate risk is hedged by derivatives.

For hedged assets and liabilities to which a fixed rate of interest applies for a specified period of time starting at the commencement date of the agreement, future interest payments are divided into basic interest and a profit margin and into periods of time. By entering into swaps or forwards with matching payment profiles in the same currencies and for the same periods, the Group hedges the risk from the commencement date. The fair values of the hedged interest rate risk and the hedging derivatives are measured at frequent intervals to ensure that changes in the fair value of the hedged interest rate risk lie within a band of 80-125% of the changes in the fair value of the hedging derivatives. Portfolios of hedging derivatives are adjusted if necessary.

With effective hedging, the hedged interest rate risk on hedged assets and liabilities is measured at fair value and recognised as a value adjustment of the hedged items. Value adjustments are carried in the income statement under Net trading income. Any ineffective portion of a hedge which lies within the range for effective hedging is therefore also included under Net trading income.

At the end of 2009, the carrying amounts of effectively hedged fixed-rate financial assets and liabilities were DKr65,423m (2008: DKr89,994m) and DKr917,823m (2008: DKr1,122,858m), respectively. The table below shows the value adjustments of these assets and liabilities and the hedging derivatives. The value adjustments are recognised in the income statement as Net trading income.

The Group hedges the exchange rate risk of net investments in branches and subsidiaries outside Denmark by establishing financing arrangements in the matching currencies. The Group does not hedge these units' expected financial results or other future transactions. The exchange rate adjustments of the investments are recognised in other comprehensive income together with the exchange rate adjustments of the financing arrangements designated as hedging of exchange rate fluctuations. The statement of comprehensive income shows the translation amounts. At the end of 2009, the carrying amount of financial liabilities used to hedge net investments in units outside Denmark amounted to DKr47,330m (2008: DKr44,335m).

| | 2009 | 2008 |
|---|---|---|
| **Effect of interest rate hedging on profit** | | |
| Effect of fixed-rate asset hedging on profit | | |
| Hedged amounts due from credit institutions | 269 | 36 |
| Hedged loans and advances | -525 | 3,497 |
| Hedged bonds available for sale | -187 | 1,990 |
| Hedging derivatives | 418 | -5,574 |
| Total | -25 | -51 |
| Effect of fixed-rate liability hedging on profit | | |
| Hedged amounts due to credit institutions | 164 | -234 |
| Hedged deposits | 49 | -328 |
| Hedged issued bonds | 166 | -5,800 |
| Hedged subordinated debt | 100 | -3,048 |
| Hedging derivatives | -475 | 9,349 |
| Total | 4 | -61 |

Note

16 (cont'd)

| Derivatives | Positive fair value | | Negative fair value | |
|---|---|---|---|---|
| 2009 | Notional amount | Carrying amount | Notional amount | Carrying amount |
| Currency contracts | | | | |
| Forwards and swaps | 2,453,771 | 81,375 | 2,479,437 | 83,655 |
| Options | 50,888 | 1,135 | 42,560 | 1,353 |
| Interest rate contracts | | | | |
| Forwards/swaps/FRAs | 10,131,683 | 194,033 | 9,937,504 | 196,712 |
| Options | 927,645 | 22,101 | 702,134 | 19,573 |
| Equity contracts | | | | |
| Forwards | 14,209 | 274 | 14,061 | 269 |
| Options | 63,775 | 1,372 | 71,484 | 1,350 |
| Other contracts | | | | |
| Commodity contracts | 3,661 | 955 | 2,569 | 945 |
| Credit derivatives bought | 9,143 | 2,878 | 6,377 | 202 |
| Credit derivatives sold | 5,479 | 136 | 4,907 | 127 |
| *Total derivatives held for trading purposes* | | 304,259 | | 304,186 |
| Hedging derivatives | | | | |
| Currency contracts | 179,018 | 995 | 254,525 | 841 |
| Interest rate contracts | 531,925 | 8,133 | 146,037 | 2,393 |
| Total derivatives | | 313,387 | | 307,420 |

| Derivatives | Positive fair value | | Negative fair value | |
|---|---|---|---|---|
| 2008 | Notional amount | Carrying amount | Notional amount | Carrying amount |
| Currency contracts | | | | |
| Forwards and swaps | 2,111,242 | 177,734 | 2,250,232 | 193,675 |
| Options | 73,301 | 2,790 | 56,109 | 2,873 |
| Interest rate contracts | | | | |
| Forwards/swaps/FRAs | 12,829,675 | 349,697 | 13,616,927 | 353,734 |
| Options | 955,843 | 21,885 | 771,039 | 19,391 |
| Equity contracts | | | | |
| Forwards | 4,007 | 919 | 4,830 | 585 |
| Options | 55,164 | 3,469 | 57,938 | 3,510 |
| Other contracts | | | | |
| Commodity contracts | 16,375 | 2,376 | 17,345 | 2,291 |
| Credit derivatives bought | 11,560 | 2,982 | 8,118 | 16 |
| Credit derivatives sold | 2,938 | 13 | 7,637 | 400 |
| Total derivatives held for trading purposes | | 561,865 | | 576,475 |
| Hedging derivatives | | | | |
| Currency contracts | 316,536 | 2,176 | 231,869 | 836 |
| Interest rate contracts | 622,510 | 10,415 | 173,124 | 4,210 |
| Total derivatives | | 574,456 | | 581,521 |

# NOTES – DANSKE BANK GROUP

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 17 | **Investment securities** | | |
| | Financial assets at fair value through profit or loss | | |
| | Listed bonds | 15,942 | 14,123 |
| | Unlisted bonds | - | 14 |
| | Listed shares | 462 | 1,247 |
| | Unlisted shares | 1,709 | 1,772 |
| | Total financial assets at fair value | 18,113 | 17,156 |
| | Available-for-sale financial assets | | |
| | Listed bonds | 92,397 | 117,161 |
| | Total available-for-sale financial assets | 92,397 | 117,161 |
| | Total at fair value | 110,510 | 134,317 |
| | Held-to-maturity financial assets | | |
| | Listed bonds | 8,469 | 6,476 |
| | Total investment securities | 118,979 | 140,793 |

**Bonds held for trading reclassified as available-for-sale financial assets**
Owing to significant distortion of the pricing of bonds, in 2008, the Group reclassified bonds at a nominal value of DKr120,607m and a fair value of DKr116,722m in the held-for-trading category as available-for-sale financial assets. The portfolio comprises primarily Danish mortgage bonds and foreign covered bonds of high credit quality. At the end of 2009, the fair value of the remaining bonds was DKr92,397m (2008: DKr117,161m). In 2009, the Group recognised unrealised value adjustments of the reclassified bonds in the amount of DKr-187m in the income statement, corresponding to the part of the interest rate risk that is hedged by derivatives (2008: DKr1,990m). The Group recognised unrealised value adjustments of DKr291m (2008: DKr-1,937m) in other comprehensive income that would have been recognised in the income statement if the reclassification had not taken place. In 2009, the Group realised value adjustments of DKr417m (2008: DKr0m) that were transferred from other comprehensive income to the income statement. The Group recognised interest income of DKr4,037m (2008:1,748m for the period after the reclassification).

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 18 | **Loans and advances** | | |
| | Reverse transactions | 146,063 | 233,971 |
| | Other loans and advances | 1,013,724 | 1,132,810 |
| | Impairment charges | 32,645 | 14,668 |
| | Total | 1,127,142 | 1,352,113 |
| | Impairment charges | | |
| | At January 1 | 14,668 | 4,547 |
| | New and increased impairment charges | 24,871 | 12,365 |
| | Reversals of impairment charges | 3,169 | 1,226 |
| | Write-offs debited to allowance account | 4,228 | 946 |
| | Foreign currency translation | 349 | -144 |
| | Other additions and disposals | 154 | 72 |
| | At December 31 | 32,645 | 14,668 |

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 19 | **Loans and advances at fair value and bonds issued by Realkredit Danmark** | | |
| | Loans and advances at fair value | | |
| | Nominal value | 689,698 | 680,312 |
| | Fair value adjustment of underlying bonds | 435 | -12,674 |
| | Adjustment for credit risk | 1,660 | 457 |
| | Total | 688,473 | 667,181 |
| | Bonds issued by Realkredit Danmark | | |
| | Nominal value | 943,379 | 843,529 |
| | Fair value adjustment of funding of current loans | -179 | -12,981 |
| | Fair value adjustment of block issues and pre-issued bonds | - | - |
| | Holding of own mortgage bonds | 426,145 | 351,014 |
| | Total | 517,055 | 479,534 |

*The nominal value of bonds issued by Realkredit Danmark equals the amount repayable on maturity.*

Of the total adjustment for credit risk on loans and advances at fair value, changes in 2009 were recognised as an expense of DKr1,005m (2008: income of DKr394m).

The yield spread between Danish mortgage bonds and Danish government bonds narrowed considerably and was around 25-35bp at the end of 2009. The narrowing caused an increase of about DKr6bn in the fair value of bonds issued by Realkredit Danmark and mortgage loans (2008: a decline of about DKr11bn owing to a spread widening).

In 2009, fair value adjustments of own credit risk amounted to DKr0 (2008: DKr0) and therefore had no effect on the total fair value adjustment of issued mortgage bonds. Fair value adjustments of own credit risk are determined as the change in the benchmark yield, equalling the average yield on Danish mortgage bonds rated AAA. The accumulated effect of fair value adjustments was DKr0 for the year (2008: DKr0m).

20 **Pooled schemes and unit-linked investment contracts**

| | Pooled schemes | | Unit-linked contracts | | Total | |
|---|---|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 |
| Assets | | | | | | |
| Bonds | 19,829 | 20,582 | - | - | 19,829 | 20,582 |
| Shares | 4,991 | 6,844 | - | - | 4,991 | 6,844 |
| Unit trust certificates | 11,271 | 5,197 | 15,032 | 8,476 | 26,303 | 13,673 |
| Cash deposits | 2,010 | 728 | - | - | 2,010 | 728 |
| Total | 38,101 | 33,351 | 15,032 | 8,476 | 53,133 | 41,827 |
| including | | | | | | |
| own bonds | 4,993 | 5,909 | - | - | 4,993 | 5,909 |
| own shares | 294 | 141 | - | - | 294 | 141 |
| other intra-group balances | 1,937 | 1,142 | - | - | 1,937 | 1,142 |
| Total assets | 30,877 | 26,159 | 15,032 | 8,476 | 45,909 | 34,635 |
| Liabilities | | | | | | |
| Deposits | 38,101 | 33,351 | 15,032 | 8,476 | 53,133 | 41,827 |

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 21 | **Assets under insurance contracts** | | |
| | Due from credit institutions | 1,256 | 1,157 |
| | Investment securities | 202,991 | 187,897 |
| | Holdings in associated undertakings (note 22) | 996 | 1,059 |
| | Investment property (note 24) | 17,757 | 17,431 |
| | Tangible assets (note 25) | 160 | 163 |
| | Reinsurers' share of provisions | 1,948 | 1,917 |
| | Other assets | 4,179 | 6,734 |
| | Total | 229,287 | 216,358 |
| | including | | |
| | own bonds | 30,621 | 32,433 |
| | own shares | 274 | 119 |
| | other intra-group balances | 1,448 | 2,547 |
| | Total assets | 196,944 | 181,259 |
| | | | |
| | **Investment securities under insurance contracts** | | |
| | Listed bonds | 152,391 | 132,489 |
| | Listed shares | 14,963 | 10,162 |
| | Unlisted shares | 2,140 | 1,747 |
| | Unit trust certificates | 31,406 | 35,830 |
| | Other securities | 2,091 | 7,669 |
| | Total | 202,991 | 187,897 |
| | | | |
| | **Liabilities under insurance contracts** | | |
| | Life insurance provisions | 178,320 | 177,655 |
| | Provisions for unit-linked insurance contracts | 32,591 | 21,881 |
| | Collective bonus potential | 2,846 | 1,553 |
| | Other technical provisions | 8,621 | 8,574 |
| | Total provisions for insurance contracts | 222,378 | 209,663 |
| | Other liabilities | 2,494 | 2,979 |
| | Intra-group balances | -996 | -1,654 |
| | Total | 223,876 | 210,988 |
| | | | |
| | **Provisions for insurance contracts** | | |
| | Balance at January 1 | 209,663 | 212,537 |
| | Premiums paid | 15,730 | 17,904 |
| | Benefits paid | -15,125 | -14,707 |
| | Interest added to policyholders' savings | 8,620 | 4,748 |
| | Fair value adjustment | 5,033 | 2,196 |
| | Foreign currency translation | 217 | -338 |
| | Change in collective bonus potential | 1,286 | -11,911 |
| | Other changes | -3,046 | -766 |
| | Balance at December 31 | 222,378 | 209,663 |
| | | | |
| | **Reinsurers' share of provisions for insurance contracts** | | |
| | Balance at January 1 | 1,917 | 1,714 |
| | Premiums paid | 137 | 70 |
| | Benefits paid | -131 | -123 |
| | Interest added to policyholders' savings | 25 | 117 |
| | Fair value adjustment | 19 | 134 |
| | Other changes | -19 | 5 |
| | Balance at December 31 | 1,948 | 1,917 |

# NOTES – DANSKE BANK GROUP

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 22 | **Holdings in associated undertakings** | | |
| | Cost at January 1 | 841 | 1,090 |
| | Additions | 15 | - |
| | Additions on acquisitions | - | - |
| | Disposals | 3 | 249 |
| | Foreign currency translation | - | - |
| | Cost at December 31 | 853 | 841 |
| | Revaluations at January 1 | 98 | 38 |
| | Share of profit | 288 | 237 |
| | Share of other comprehensive income | -10 | - |
| | Dividends | 180 | 170 |
| | Reversals of revaluations | 37 | -7 |
| | Foreign currency translation | - | - |
| | Revaluations at December 31 | 233 | 98 |
| | *Carrying amount at December 31* | 1,086 | 939 |

| Holdings in associated undertakings | Ownership (%) | Total assets | Total liabilities | Income | Net profit |
|---|---|---|---|---|---|
| Bankpension AB, Stockholm | 20 | 18 | 2 | 10 | -4 |
| BDB Bankernas Depå AB, Stockholm | 20 | 1,773 | 1,756 | 35 | 7 |
| DKA II A/S, Copenhagen | 29 | 980 | 807 | 3 | -91 |
| DKA I P/S, Copenhagen | 33 | 182 | 15 | -25 | -37 |
| DKA I Komplementarer A/S, Copenhagen | 33 | 1 | - | - | - |
| Ejendomsaktieselskabet af 22. juni 1966, Copenhagen | 50 | 26 | 6 | 2 | 2 |
| LR Realkredit A/S, Copenhagen | 31 | 11,699 | 8,474 | 540 | -134 |
| Danmarks Skibskredit A/S, Copenhagen | 24 | 81,632 | 72,753 | 3,394 | 37 |
| Multidata Holding A/S, Ballerup | 44 | 661 | 390 | 811 | 24 |
| PBS Holding A/S, Ballerup | 26 | 3,178 | 2,226 | 2,472 | 546 |
| E-nettet Holding A/S, Copenhagen | 28 | 163 | 87 | 72 | -15 |
| Interessentskabet af 23. dec. 1991, Copenhagen | 30 | 816 | 36 | 58 | 38 |
| Automatia Pankkiautomaatit Oy, Helsinki | 33 | 2,875 | 2,719 | 456 | 22 |
| MB Equity Fund Ky, Helsinki | 21 | - | - | 8 | 6 |
| Tapio Technologies, Helsinki | 20 | 10 | 9 | 6 | -1 |
| Irish Clearing House Limited, Dublin | 22 | - | - | 5 | - |

The information disclosed is extracted from the companies' most recent annual reports.

# NOTES – DANSKE BANK GROUP

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 22 | **Holdings in associated undertakings under insurance contracts** | | |
| (cont'd) | Cost at January 1 | 675 | 618 |
| | Additions | - | 57 |
| | Disposals | 2 | - |
| | Cost at December 31 | 673 | 675 |
| | Revaluations at January 1 | 384 | 404 |
| | Share of profit | -46 | -20 |
| | Dividends | 15 | - |
| | Revaluations at December 31 | 323 | 384 |
| | Carrying amount at December 31 | 996 | 1,059 |

| | Ownership (%) | Total assets | Total liabilities | Income | Net profit |
|---|---|---|---|---|---|
| Ejendomsselskabet af Januar 2002 A/S, Copenhagen | 50 | 812 | 313 | 30 | -99 |
| Dantop Ejendomme ApS, Copenhagen | 50 | 290 | 6 | 10 | -10 |
| DNP Ejendomme Komplementarselskab ApS, Copenhagen | 50 | - | - | - | - |
| DNP Ejendomme P/S, Copenhagen | 50 | 1,153 | 26 | 88 | 66 |
| DAN-SEB 1 A/S, Copenhagen | 50 | 70 | 45 | 2 | -1 |
| Hovedbanegårdens Komplementarselskab ApS, Copenhagen | 50 | - | - | - | - |
| Privathospitalet Hamlet af 1994 A/S, Frederiksberg | 35 | 443 | 249 | 211 | 25 |

The information disclosed is extracted from the companies' most recent annual reports.

The Group has holdings in four investment companies in which Danica and the Danske Bank Group together hold more than 20% of the capital. Danica's holdings are recognised at fair value under Assets under insurance contracts. The Group's other holdings are carried under Trading portfolio assets. Because the investment companies invest solely in securities recognised at fair value, the carrying amount deviates only slightly from the fair value. The table below shows the Group's holdings in these companies at the end of 2009.

| | Ownership (%) | Total assets | Total liabilities | Income | Net profit |
|---|---|---|---|---|---|
| P-N 2001 A/S, Copenhagen | 27 | 7 | 1 | - | 2 |
| Nordic Venture Partners K/S, Copenhagen | 26 | 250 | - | -29 | -21 |

*The information disclosed is extracted from the companies' most recent annual reports.*

| Note | (DKr m) | | | | | |
|---|---|---|---|---|---|---|
| 23 | **Intangible assets** | | | | | |
| | 2009 | Goodwill | Software developed | Customer relations | Other | Total |
| | Cost at January 1 | 19,573 | 2,194 | 4,369 | 1,144 | 27,280 |
| | Additions | - | 321 | - | 11 | 332 |
| | Additions on acquisitions | - | - | - | - | - |
| | Disposals | 1,458 | - | - | 9 | 1,467 |
| | Foreign currency translation | 135 | - | 66 | -2 | 199 |
| | Cost at December 31 | 18,250 | 2,515 | 4,435 | 1,144 | 26,344 |
| | Amortisation and impairment charges at January 1 | - | 963 | 838 | 385 | 2,186 |
| | Amortisation charges during the year | - | 517 | 436 | 106 | 1,059 |
| | Impairment charges during the year | 1,458 | - | - | - | 1,458 |
| | Reversals of amortisation and impairment charges | 1,458 | - | - | 9 | 1,467 |
| | Foreign currency translation | - | - | 71 | - | 71 |
| | Amortisation and impairment charges at December 31 | - | 1,480 | 1,345 | 482 | 3,307 |
| | Carrying amount at December 31 | 18,250 | 1,035 | 3,090 | 662 | 23,037 |
| | Amortisation period | Annual impairment test | 3 years | 3-10 years | | |
| | 2008 | | | | | |
| | Cost at January 1 | 23,301 | 1,764 | 5,937 | 1,263 | 32,265 |
| | Additions | - | 594 | - | 35 | 629 |
| | Additions on acquisitions | 16 | - | - | - | 16 |
| | Disposals | 3,084 | 164 | 1,254 | 153 | 4,655 |
| | Foreign currency translation | -660 | - | -314 | -1 | -975 |
| | Cost at December 31 | 19,573 | 2,194 | 4,369 | 1,144 | 27,280 |
| | Amortisation and impairment charges at January 1 | - | 683 | 1,878 | 408 | 2,969 |
| | Amortisation charges during the year | - | 424 | 470 | 127 | 1,021 |
| | Impairment charges during the year | 3,084 | - | - | - | 3,084 |
| | Reversals of amortisation and impairment charges | 3,084 | 144 | 1,135 | 150 | 4,513 |
| | Foreign currency translation | - | - | -375 | - | -375 |
| | Amortisation and impairment charges at December 31 | - | 963 | 838 | 385 | 2,186 |
| | Carrying amount at December 31 | 19,573 | 1,231 | 3,531 | 759 | 25,094 |
| | Amortisation period | Annual impairment test | 3 years | 3-10 years | | |

Other intangible assets were recognised at the acquisition of the Sampo Bank group and include contractual rights of DKr145m (2008: DKr215m) and rights to names of DKr463m (2008: DKr464m). Contractual rights are amortised over 1-5 years. Rights to names relate to the use of the Sampo Bank brand name. In management's opinion, the right to the use of the name has an indefinite useful life, as the name is well-established. Rights to names are therefore not amortised but subject to annual impairment testing.

In 2009, the Group expensed DKr2,097m for development projects (2008: DKr1,950m).

Note (DKr m)

23 **Impairment testing**

(cont'd) The Group's markets suffered from unprecedented negative developments in macroeconomic conditions, including steeply declining industrial output, declining asset values and rising unemployment. Economic indicators are pointing to a stabilisation, but a period of modest growth and rising unemployment is expected before economies will normalise.

The Baltic economies in particular gradually deteriorated in 2009 as a result of substantial imbalances, rising unemployment and considerable fiscal tightening. Against this background, the Group made an upward revision of its end-2008 credit loss estimates for the coming years and recognised goodwill impairment charges against the banking activities in Latvia and Lithuania of a total of DKr1.4bn. Activities in Estonia are not affected to the same degree, and impairment tests did not identify any need for impairment charges against the goodwill of DKr2.1bn recognised for Banking Activities Baltics.

Developments in the Russian economy led the Group to recognise a goodwill impairment charge of DKr25m against the entire goodwill of ZAO Danske Bank, which was acquired as part of the Sampo Bank group in 2007. As a result of the low growth estimates for its Swedish real-estate agency chain, the Group recognised a goodwill impairment charge of DKr16m against the total goodwill of DKr39m acquired in 2005.

Impairment charges are recognised under Amortisation, depreciation and impairment charges in the income statement.

The impairment test of goodwill on other acquisitions did not identify any indications of impairment.

The impairment test of goodwill on Banking Activities Ireland and Banking Activities Norway's real-estate agency chain (Krogsveen) conducted in 2008 resulted in impairment charges.

| | Jan. 1, 2008 | | | | Dec. 31, 2008 | | | Dec. 31, 2009 |
|---|---|---|---|---|---|---|---|---|
| | Goodwill and rights to names | Additions | Impairment charges | Foreign currency translation | Goodwill and rights to names | Impairment charges | Foreign currency translation | Goodwill and rights to names |
| Banking Activities Finland | 11,753 | - | - | -44 | 11,709 | - | -56 | 11,653 |
| Banking Activities Baltics | 3,479 | - | - | -4 | 3,475 | 1,417 | 3 | 2,061 |
| Banking Activities Northern Ireland | 2,330 | - | - | -574 | 1,756 | - | 134 | 1,890 |
| Banking Activities Ireland | 2,942 | - | 2,940 | -2 | - | - | - | - |
| Banking Activities Norway | 184 | - | 141 | -43 | - | - | - | - |
| Danske Markets | 1,126 | - | - | -1 | 1,125 | - | 39 | 1,164 |
| Danske Capital | 1,812 | - | - | 4 | 1,816 | - | -1 | 1,815 |
| Others | 140 | 16 | 3 | 4 | 157 | 41 | 14 | 130 |
| Total | 23,766 | 16 | 3,084 | -660 | 20,038 | 1,458 | 133 | 18,713 |

Impairment tests compare the carrying amount and the estimated present value of expected future cash flows. The special debt structure of financial institutions requires the use of a simplified equity model to calculate the present value of future cash flows. The model is based on approved strategies and earnings estimates for cash-generating units for the next five years (the budget period). For the terminal period (> 5 years), growth estimates are determined on the basis of forecasts of real growth in GDP for the relevant markets. The estimated cash flows are discounted at the Group's risk-adjusted required rate of return of 12% (pre-tax rate) and 9% (post-tax rate).

Economic growth in the near term is expected to be low, which, combined with low money market rates and a high level of loan impairment charges, will reduce earnings. Earnings are expected to normalise gradually over the five-year budget period, and it is assumed that net interest income will increase sufficiently to cover rising credit costs. In case the economies do not normalise as expected, capitalised intangible assets may be impaired. Owing to the low earnings estimates for the budget period, around 90% of the net present value of future cash flows is expected to be generated in the terminal period.

Sensitivity analyses show that goodwill on Banking Activities Northern Ireland is robust against changes in impairment test assumptions, whereas small changes in assumptions may require impairment charges against the goodwill on Banking Activities Finland and Banking Activities Estonia. If the Group's risk-adjusted required rate of return is lifted from 12% to 13%, total goodwill will be reduced around DKr2bn. If the growth estimates for the terminal period are lowered one percentage point, the total goodwill will be reduced by around DKr0.5bn. If the normalised required return for the terminal period is lowered 10%, total goodwill will be reduced by around DKr0.7bn and, similarly, if the required return is lowered 20%, total goodwill will be reduced by around DKr2.3bn.

For Danske Capital, the required rate of return may be increased by up to 4.3 percentage points before impairment occurs, and the goodwill recognised is robust against changes in growth estimates for the terminal period. The goodwill on Danske Markets is robust against changes to both the required rate of return and growth estimates for the terminal period.

| Note | | | | | |
|---|---|---|---|---|---|
| 23 (cont'd) | **Impairment test assumptions** | | | | |
| | | 2009 | | 2008 | |
| | (%) | Annual growth >5 yrs | Required rate of return before tax | Annual growth >5 yrs | Required rate of return before tax |
| | Banking Activities Finland | 2.0 | 12.0 | 2.5 | 12.0 |
| | Banking Activities Baltics | 3.5 | 12.0 | 4.0 | 12.0 |
| | Banking Activities Northern Ireland | 3.0 | 12.0 | 2.2 | 12.0 |
| | Danske Markets | 1.0 | 12.0 | 1.9 | 12.0 |
| | Danske Capital | 2.0 | 12.0 | 2.5 | 12.0 |

**Banking Activities Finland**
In 2007, Danske Bank acquired the shares of the Sampo Bank group. The activities of the Sampo Bank group were incorporated in the business structure of the Danske Bank Group at the beginning of 2007 and are reported under Banking Activities Finland. With the acquisition, the Group strengthened its competitive position in the entire northern European market and reinforced its business platform. In 2008, Banking Activities Finland migrated to the Group's platform.

**Banking Activities Baltics**
In 2007, Danske Bank acquired the Baltic activities of the Sampo Bank group. The activities were incorporated in the business structure of the Danske Bank Group at the beginning of 2007 and are reported under Banking Activities Baltics. With the acquisition, the Group established a presence in the Baltic markets, primarily in Estonia and, to a lesser extent, in Lithuania. The Group's operations in Latvia are very modest. The write-down of part of the goodwill, reflecting the growing economic crisis in the Baltic countries in 2009, means that only the goodwill on the Estonian operations is capitalised.

**Banking Activities Northern Ireland (Northern Bank)**
In 2005, Danske Bank acquired Northern Bank, which forms part of Banking Activities Northern Ireland. The acquisition is consistent with the Group's strategy of strengthening its competitive position in the northern European market. The launch of new product packages and other services supports Northern Bank's position as a leading retail bank in the highly competitive market in Northern Ireland.

**Danske Markets**
The trading activities of Sampo Bank were incorporated in the business structure of Danske Markets in 2007. With the acquisition, the Group strengthened its competitive position within corporate finance and institutional banking and trading activities in general. The integration process and the budgets and business plans presented confirm the financial assumptions on which the Group based its acquisition.

**Danske Capital**
The wealth management activities of Sampo Bank were incorporated in the business structure of Danske Capital in 2007. In addition to the acquisition of Sampo Bank, goodwill recognised by Danske Capital is attributable to a number of minor acquisitions. With the acquisition of Sampo Bank, the Group strengthened its competitive position within asset management in Finland. The migration to the Group's platform will support this position.

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 24 | **Investment property** | | |
| | Fair value at January 1 | 4,470 | 4,904 |
| | Additions | 554 | 632 |
| | Property improvement expenditure | - | 4 |
| | Disposals | 110 | 1,136 |
| | Fair value adjustment | 34 | 66 |
| | Fair value at December 31 | 4,948 | 4,470 |
| | | | |
| | Required rate of return used for calculating fair value | 4.8-7.5 | 4.0-7.5 |
| | Average required rate of return | 5.4 | 6.7 |

Rental income from investment property totalled DKr332m in 2009 (2008: DKr214m). Expenses directly attributable to investment property generating rental income amounted to DKr23m (2008: DKr4m), whereas expenses directly attributable to investment property not generating rental income amounted to DKr12m (2008: DKr2m).

| | 2009 | 2008 |
|---|---|---|
| **Investment property under insurance contracts** | | |
| Fair value at January 1 | 17,431 | 17,159 |
| Additions | 285 | 138 |
| Property improvement expenditure | 348 | 996 |
| Disposals | 19 | 1,046 |
| Fair value adjustment | -288 | 184 |
| Fair value at December 31 | 17,757 | 17,431 |
| | | |
| Required rate of return used for calculating fair value | 4.5-8.0 | 4.5-7.8 |
| Average required rate of return | 6.2 | 6.3 |

Rental income from investment property under insurance contracts amounted to DKr1,165m in 2009 (2008: DKr1,146m). Expenses directly attributable to investment property generating rental income amounted to DKr224m (2008: DKr228m).

The fair value of investment property is calculated on the basis of a standard operating budget and a rate of return fixed for the individual property less expenses for temporary factors. The operating budget factors in a conservative estimate of the market rent that could be earned on currently unoccupied premises and adjustments for existing leases that deviate materially from standard terms and conditions. Repair and maintenance expenses are calculated on the basis of the individual property's condition, year of construction, materials, etc. The rate of return is calculated on the basis of the property's location, possible uses and condition as well as the term and credit quality, etc., of leases.

Note (DKr m)

25 **Tangible assets**

| 2009 | Domicile property | Machinery, furniture and fixtures | Lease assets | Total |
|---|---|---|---|---|
| Cost at January 1 | 4,697 | 2,451 | 6,417 | 13,565 |
| Additions | 193 | 248 | 1,595 | 2,036 |
| Disposals | 34 | 409 | 1,456 | 1,899 |
| Transferred to lease assets held for sale | - | - | 220 | 220 |
| Transferred to real property held for sale | 1 | - | - | 1 |
| Additions on acquisitions | - | - | - | - |
| Foreign currency translation | 38 | 56 | 122 | 216 |
| Cost at December 31 | 4,893 | 2,346 | 6,458 | 13,697 |
| Depreciation and impairment charges at January 1 | 924 | 1,780 | 1,800 | 4,504 |
| Depreciation charges during the year | 63 | 291 | 1,003 | 1,357 |
| Impairment charges during the year | 163 | - | - | 163 |
| Transferred to lease assets held for sale | - | - | 104 | 104 |
| Transferred to real property held for sale | -13 | - | - | -13 |
| Reversals of depreciation and impairment charges | 12 | 375 | 722 | 1,109 |
| Foreign currency translation | 9 | 35 | 29 | 73 |
| Depreciation and impairment charges at December 31 | 1,160 | 1,731 | 2,006 | 4,897 |
| Carrying amount at December 31 | 3,733 | 615 | 4,452 | 8,800 |
| Depreciation period | 20-50 years | 3-10 years | 3 years | |

At the end of 2009, the fair value of domicile property was DKr5,234m. The required rate of return of 6.7% was determined in accordance with Danish FSA rules.

| 2008 | Domicile property | Machinery, furniture and fixtures | Lease assets | Total |
|---|---|---|---|---|
| Cost at January 1 | 5,356 | 2,661 | 5,653 | 13,670 |
| Additions | 102 | 381 | 2,230 | 2,713 |
| Disposals | 447 | 627 | 1,206 | 2,280 |
| Transferred to lease assets held for sale | - | - | 286 | 286 |
| Transferred to real property held for sale | 131 | - | - | 131 |
| Additions on acquisitions | - | 7 | - | 7 |
| Foreign currency translation | -183 | 29 | 26 | -128 |
| Cost at December 31 | 4,697 | 2,451 | 6,417 | 13,565 |
| Depreciation and impairment charges at January 1 | 1,095 | 1,916 | 1,347 | 4,358 |
| Depreciation charges during the year | 65 | 342 | 833 | 1,240 |
| Impairment charges during the year | 6 | - | 173 | 179 |
| Transferred to lease assets held for sale | - | - | 144 | 144 |
| Transferred to real property held for sale | 12 | - | - | 12 |
| Reversals of depreciation and impairment charges | 147 | 546 | 527 | 1,220 |
| Foreign currency translation | -83 | 68 | 118 | 103 |
| Depreciation and impairment charges at December 31 | 924 | 1,780 | 1,800 | 4,504 |
| Carrying amount at December 31 | 3,773 | 671 | 4,617 | 9,061 |
| Depreciation period | 20-50 years | 3-10 years | 3 years | |

At the end of 2008, the fair value of domicile property was DKr5,392m. The required rate of return of 6.6% was determined in accordance with Danish FSA rules.

Furthermore, Assets under insurance contracts includes domicile property of DKr151m (2008: DKr154m) and machinery, furniture and fixtures of DKr9m (2008: DKr9m). At the end of 2009, the fair value of such domicile property was DKr164m (2008: DKr162m).

# NOTES – DANSKE BANK GROUP

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 26 | **Other assets** | | |
| | Interest and commission due | 7,551 | 14,504 |
| | Other amounts due | 13,695 | 17,002 |
| | Pension assets | 301 | 279 |
| | Lease assets held for sale | 332 | 155 |
| | Domicile property held for sale | 101 | 119 |
| | Real property taken over, held for sale | 194 | 29 |
| | Held-for-sale assets of businesses taken over | 469 | - |
| | Total | 22,643 | 32,088 |

Real property taken over, held for sale, comprises properties in Denmark of a carrying amount of DKr84m and properties in other countries of a carrying amount of DKr110m.

In addition to real property taken over, held for sale, the Group took over investment properties in 2009 of a carrying amount of DKr374m.

Note 40 shows assets of businesses taken over.

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 27 | **Due to credit institutions and central banks** | | |
| | Repo transactions | 126,516 | 128,392 |
| | Other amounts due | 184,653 | 434,334 |
| | Total | 311,169 | 562,726 |
| 28 | **Deposits** | | |
| | Repo deposits | 55,648 | 74,393 |
| | Other deposits | 803,932 | 800,297 |
| | Total | 859,580 | 874,690 |

## NOTES – DANSKE BANK GROUP

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 29 | **Deferred tax** | | |
| | Deferred tax assets | 2,120 | 1,248 |
| | Deferred tax liabilities | 5,391 | 3,082 |
| | Deferred tax, net | 3,271 | 1,834 |

| **Change in deferred tax**<br>2009 | At Jan. 1 | Foreign currency translation | Included in profit for the year | Included in shareholders' equity | At Dec. 31 |
|---|---|---|---|---|---|
| Intangible assets | 1,346 | -3 | -133 | - | 1,210 |
| Tangible assets | 1,442 | 1 | 998 | - | 2,441 |
| Securities | -550 | -15 | 507 | - | -58 |
| Provisions for obligations | -314 | -3 | 69 | - | -248 |
| Tax loss carryforwards | 72 | -1 | -1,598 | - | -1,527 |
| Recapture of tax loss | - | - | 2,047 | - | 2,047 |
| Other | -162 | -54 | -378 | - | -594 |
| Total | 1,834 | -75 | 1,512 | - | 3,271 |
| Adjustment of prior-year tax charges included in preceding item | | | 483 | | |
| 2008 | | | | | |
| Intangible assets | 1,529 | -4 | -179 | - | 1,346 |
| Tangible assets | 1,121 | 31 | 290 | - | 1,442 |
| Securities | 613 | - | -1,060 | -103 | -550 |
| Provisions for obligations | -434 | 73 | 47 | - | -314 |
| Tax loss carryforwards | -5 | 2 | 75 | - | 72 |
| Recapture of tax loss | - | - | - | - | - |
| Other | -62 | -10 | -90 | - | -162 |
| Total | 2,762 | 92 | -917 | -103 | 1,834 |
| Adjustment of prior-year tax charges included in preceding item | | | -61 | | |

The tax base of non-capitalised tax losses was DKr0.3bn.

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 30 | **Other liabilities** | | |
| | Sundry creditors | 25,935 | 41,015 |
| | Accrued interest and commission | 17,680 | 18,434 |
| | Pension obligations | 1,088 | 1,178 |
| | Other staff commitments | 3,243 | 2,628 |
| | Irrevocable loan commitments and guarantees, etc. | 2,677 | 621 |
| | Reserves subject to a reimbursement obligation | 220 | 244 |
| | Liabilities of businesses taken over | 247 | - |
| | Other obligations | 157 | 74 |
| | Total | 51,247 | 64,194 |

| | Irrevocable loan commitments | Reserves subject to a reimbursement obligation | Other obligations |
|---|---|---|---|
| January 1, 2009 | 621 | 244 | 74 |
| New and increased obligations | 2,406 | - | 90 |
| Reversals of obligations | 264 | - | 10 |
| Spent | 108 | 32 | -3 |
| Effect of adjustment of discount rate or term | 4 | 8 | - |
| Foreign currency translation | 18 | - | - |
| December 31, 2009 | 2,677 | 220 | 157 |

The Group issues a number of irrevocable loan commitments and guarantees. Such facilities are valued at the higher of the received premium amortised over the life of the individual obligation and the provision made, if any. Provisions are made if it is likely that drawings will be made under a loan commitment or claims will be made under a guarantee and the amount payable can be reliably measured. Obligations are recognised at the fair value of expected payments.

Reserves in early series subject to a reimbursement obligation relate to mortgage loan agreements under which the individual borrower's share of the series reserve fund is disbursed to the borrower on repayment of the loan in accordance with the terms and conditions applying to the series. Until 2031, the Group's obligation will gradually be reduced in step with individual borrower repayments. Factors that affect repayment patterns include changes in interest rates and cash flows.

Note 40 shows liabilities of businesses taken over.

| Note | (DKr m) |
|---|---|

31 **Subordinated debt**

Subordinated debt consists of liabilities in the form of subordinated loan capital and hybrid capital, which, in the event of Danske Bank's voluntary or compulsory winding-up, will not be repaid until the claims of ordinary creditors have been met. Hybrid capital ranks below subordinated loan capital. Early redemption of subordinated debt must be approved by the Danish FSA.

Subordinated debt is included in the capital base in accordance with sections 129, 132 and 136 of the Danish Financial Business Act.

| Currency | Borrower | Note | Principal (millions) | Interest rate | Issued | Maturity | Redemption price | 2009 (DKr m) | 2008 (DKr m) |
|---|---|---|---|---|---|---|---|---|---|
| Redeemed loans | | | | | | | | | 4,843 |
| EUR | Danske Bank A/S | a | 400 | 5.875 | 2002 | 26.03.2015 | 100 | 2,976 | 2,981 |
| EUR | Danske Bank A/S | b | 500 | 4.250 | 2003 | 20.06.2016 | 100 | 3,721 | 3,725 |
| NOK | Danske Bank A/S | c | 1,770 | var. | 2003 | 25.05.2014 | 100 | 1,583 | 1,340 |
| GBP | Danske Bank A/S | d | 350 | 5.375 | 2003 | 29.09.2021 | 100 | 2,881 | 2,677 |
| NOK | Danske Bank A/S | e | 500 | var. | 2003 | 15.02.2014 | 100 | 447 | 379 |
| SEK | Danske Bank A/S | f | 750 | var. | 2004 | 22.12.2013 | 100 | 542 | 510 |
| EUR | Danske Bank A/S | g | 700 | 4.100 | 2005 | 16.03.2018 | 100 | 5,209 | 5,216 |
| EUR | Danske Bank A/S | h | 500 | var. | 2005 | 09.09.2013 | 100 | 3,721 | 3,725 |
| NOK | Danske Bank A/S | i | 535 | var. | 2005 | 22.03.2014 | 100 | 478 | 405 |
| EUR | Danske Bank A/S | j | 500 | 6.000 | 2007 | 20.03.2016 | 100 | 3,721 | 3,725 |
| EUR | Danske Bank A/S | k | 500 | 5.375 | 2008 | 18.08.2014 | 100 | 3,721 | 3,725 |
| DKK | Danske Bank A/S | l | 500 | 5.500 | 2008 | 22.08.2014 | 100 | 500 | 500 |
| EUR | Danica Pension | m | 400 | 4.350 | 2006 | Perpetual | 100 | 2,977 | 2,981 |
| EUR | Sampo Bank plc | n | 200 | var. | 2004 | 31.05.2016 | 100 | 1,488 | 1,490 |
| Subordinated debt, excluding hybrid capital | | | | | | | | 33,965 | 38,222 |

| Hybrid capital | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| *Hybrid capital included under the 15% of tier 1 capital limit (section 129(4)):* | | | | | | | | | |
| USD | Danske Bank A/S | o | 750 | 5.914 | 2004 | Perpetual | 100 | 3,892 | 3,964 |
| GBP | Danske Bank A/S | p | 150 | 5.563 | 2005 | Perpetual | 100 | 1,234 | 1,147 |
| GBP | Danske Bank A/S | q | 500 | 5.684 | 2006 | Perpetual | 100 | 4,116 | 3,824 |
| EUR | Danske Bank A/S | r | 600 | 4.878 | 2007 | Perpetual | 100 | 4,465 | 4,470 |
| SEK | Danske Bank A/S | s | 1,350 | var. | 2007 | Perpetual | 100 | 976 | 919 |
| SEK | Danske Bank A/S | t | 650 | 5.119 | 2007 | Perpetual | 100 | 470 | 442 |
| EUR | Sampo Bank plc | u | 125 | 5.407 | 2004 | Perpetual | 100 | 930 | 931 |
| EUR | Sampo Bank plc | v | 125 | var. | 2004 | Perpetual | 100 | 930 | 931 |
| EUR | Sampo Bank plc | w | 100 | var. | 2004 | Perpetual | 100 | 744 | 745 |
| *Hybrid capital included under the 35% of tier 1 capital limit (section 129(3)):* | | | | | | | | | |
| DKK | Danske Bank A/S | x | 23,992 | 9.265 | 2009 | Perpetual | 100 | 23,992 | - |
| DKK | Realkredit Danmark A/S | y | 2,034 | 9.265 | 2009 | Perpetual | 100 | 2,034 | - |
| Total hybrid capital | | | | | | | | 43,783 | 17,373 |
| Nominal subordinated debt | | | | | | | | 77,748 | 55,595 |
| Hedging of interest rate risk at fair value | | | | | | | | 2,380 | 2,454 |
| Holding of own bonds | | | | | | | | -126 | -189 |
| Total subordinated debt | | | | | | | | 80,002 | 57,860 |
| Portion included in the capital base | | | | | | | | 73,068 | 49,783 |

| Note | | |
|---|---|---|
| 31 (cont'd) | a | Optional redemption date as from March 2012. If the loan is not redeemed, the annual interest rate will be 2.07 percentage points above 3-month EURIBOR. |
| | b | Optional redemption date as from June 2013. If the loan is not redeemed, the annual interest rate will be 2.05 percentage points above 3-month EURIBOR. |
| | c | Interest is paid at an annual rate 0.76 of a percentage point above 3-month NIBOR. Optional redemption date as from May 2011. If the loan is not redeemed, the annual interest rate will be 2.26 percentage points above 3-month NIBOR. |
| | d | Optional redemption date as from September 2018. If the loan is not redeemed, the annual interest rate will be 1.94 percentage points above 3-month GBP LIBOR. |
| | e | Interest is paid at an annual rate 0.47 of a percentage point above 3-month NIBOR. Optional redemption date as from February 2011. If the loan is not redeemed, the annual interest rate will be 1.97 percentage points above 3-month NIBOR. |
| | f | Interest is paid at an annual rate 0.34 of a percentage point above 3-month STIBOR. Optional redemption date as from December 2010. If the loan is not redeemed, the annual interest rate will be 1.835 percentage points above 3-month STIBOR. |
| | g | Optional redemption date as from March 2015. If the loan is not redeemed, the annual interest rate will be 1.81 percentage points above 3-month EURIBOR. |
| | h | Interest is paid at an annual rate 0.20 of a percentage point above 3-month EURIBOR. Optional redemption date as from September 2010. If the loan is not redeemed, the annual interest rate will be 1.70 percentage points above 3-month EURIBOR. |
| | i | Interest is paid at an annual rate 0.20 of a percentage point above 3-month NIBOR. Optional redemption date as from March 2011. If the loan is not redeemed, the annual interest rate will be 1.70 percentage points above 3-month NIBOR. |
| | j | Optional redemption date as from March 2013. If the loan is not redeemed, the annual interest rate will be 2.95 percentage points above 3-month EURIBOR. |
| | k | Optional redemption date as from August 2011. If the loan is not redeemed, the annual interest rate will be 3.10 percentage points above 3-month EURIBOR. |
| | l | Optional redemption date as from August 2011. If the loan is not redeemed, the annual interest rate will be 3.05 percentage points above 3-month CIBOR. |
| | m | Optional redemption date as from October 2011. If the loan is not redeemed, the annual interest rate will be 2.08 percentage points above 3-month EURIBOR. |
| | n | Interest is paid at an annual rate 0.25 of a percentage point above 3-month EURIBOR. Optional redemption date as from May 2011. If the loan is not redeemed, the annual interest rate will be 1.75 percentage points above 3-month EURIBOR. |
| | o | Optional redemption date as from June 2014. If the loan is not redeemed, the annual interest rate will be 1.66 percentage points above 3-month USD LIBOR. |
| | p | Optional redemption date as from March 2017. If the loan is not redeemed, the annual interest rate will be 1.44 percentage points above 3-month GBP LIBOR. |
| | q | Optional redemption date as from February 2017. If the loan is not redeemed, the annual interest rate will be 1.70 percentage points above 3-month GBP LIBOR. |
| | r | Optional redemption date as from May 2017. If the loan is not redeemed, the annual interest rate will be 1.62 percentage points above 3-month EURIBOR. |
| | s | Interest is paid at an annual rate 0.65 of a percentage point above 3-month STIBOR. Optional redemption date as from February 2017. If the loan is not redeemed, the annual interest rate will be 1.65 percentage points above 3-month STIBOR. |
| | t | Optional redemption date as from August 2017. If the loan is not redeemed, the annual interest rate will be 1.65 percentage points above 3-month STIBOR. |
| | u | Optional redemption date as from March 2014. If the loan is not redeemed, the annual interest rate will be 2.15 percentage points above 3-month EURIBOR. |
| | v | Interest is paid at an annual rate 1.6 percentage points above 3-month EURIBOR. Optional redemption date as from December 2010. |
| | w | Interest is paid at an annual rate 0.3 of a percentage point above TEC 10. Optional redemption date as from March 2014. |
| | x | Interest is paid at an annual rate of 9.625 percentage points with an annual premium of 0.5 percentage point for the conversion option. If Danske Bank makes annual dividend payouts exceeding DKr3.4bn, the interest rate will increase. From April 11, 2014, to May 10, 2014, Danske Bank may redeem the loan at a price of 100 provided that the tier 1 capital ratio is at least 12% following such redemption or that the loan is replaced by other loss-absorbing tier 1 capital of at least the same or a higher quality. From May 11, 2014, to May 10, 2015, Danske Bank may redeem the loan at a price of 105, and from May 11, 2015, Danske Bank may redeem the loan at a price of 110. Redemption must be approved by the Danish FSA. Until May 14, 2014, Danske Bank will have the option to gradually convert the loan capital into shares in Danske Bank A/S if the hybrid capital exceeds 35% of total tier 1 capital. Danske Bank must, however, convert the loan capital into share capital gradually in the same period if the hybrid capital exceeds 50% of total tier 1 capital. The conversion must be made at market price. At the end of 2009, the hybrid capital accounted for 32.9% of total tier 1 capital. |
| | y | Interest is paid at an annual rate of 9.625 percentage points. If Realkredit Danmark makes annual dividend payouts exceeding DKr2.1bn, the interest rate will increase. From May 11, 2012, to May 10, 2014, Realkredit Danmark may redeem the loan at a price of 100 provided that the tier 1 capital ratio is at least 12% following such redemption or that the loan is replaced by other loss-absorbing tier 1 capital of at least the same or a higher quality. From May 11, 2014, to May 10, 2015, Realkredit Danmark may redeem the loan at a price of 105, and from May 11, 2015, Realkredit Danmark may redeem the loan at a price of 110. Redemption must be approved by the Danish FSA. |

| Note | (DKr m) | | | | |
|---|---|---|---|---|---|
| 32 | **Balance sheet items broken down by expected due date** | 2009 | | 2008 | |
| | | < 1 year | > 1 year | < 1 year | > 1 year |
| | ASSETS | | | | |
| | Cash in hand and demand deposits with central banks | 33,714 | - | 16,379 | - |
| | Due from credit institutions and central banks | 200,631 | 1,725 | 211,219 | 4,604 |
| | Trading portfolio assets | 388,078 | 231,974 | 437,169 | 423,619 |
| | Investment securities | 1,305 | 117,674 | 1,599 | 139,194 |
| | Loans and advances | 662,289 | 464,853 | 846,040 | 506,073 |
| | Loans and advances at fair value | 45,882 | 642,591 | 16,483 | 650,698 |
| | Assets under pooled schemes and unit-linked investment contracts | - | 45,909 | - | 34,635 |
| | Assets under insurance contracts | 8,479 | 188,465 | 10,061 | 171,198 |
| | Holdings in associated undertakings | - | 1,086 | - | 939 |
| | Intangible assets | - | 23,037 | - | 25,094 |
| | Investment property | - | 4,948 | - | 4,470 |
| | Tangible assets | - | 8,800 | - | 9,061 |
| | Current tax assets | 2,274 | - | 2,103 | - |
| | Deferred tax assets | - | 2,120 | - | 1,248 |
| | Other assets | 22,342 | 301 | 31,809 | 279 |
| | Total | 1,364,994 | 1,733,483 | 1,572,862 | 1,971,112 |
| | LIABILITIES | | | | |
| | Due to credit institutions and central banks | 309,102 | 2,067 | 560,194 | 2,532 |
| | Trading portfolio liabilities | 158,381 | 222,186 | 208,840 | 414,450 |
| | Deposits | 297,469 | 562,111 | 311,951 | 562,739 |
| | Bonds issued by Realkredit Danmark | 181,479 | 335,576 | 129,571 | 349,963 |
| | Deposits under pooled schemes and unit-linked investment contracts | 3,844 | 49,289 | 2,589 | 39,238 |
| | Liabilities under insurance contracts | 18,903 | 204,973 | 14,478 | 196,510 |
| | Other issued bonds | 266,341 | 248,260 | 297,516 | 229,090 |
| | Current tax liabilities | 1,197 | - | 930 | - |
| | Deferred tax liabilities | - | 5,391 | - | 3,082 |
| | Other liabilities | 49,939 | 1,308 | 62,772 | 1,422 |
| | Subordinated debt | 4,871 | 75,131 | 3,317 | 54,543 |
| | Total | 1,291,526 | 1,706,292 | 1,592,158 | 1,853,569 |

Deposits include fixed-term deposits and demand deposits. Fixed-term deposits are recognised at the maturity date. Demand deposits have short contractual maturities but are considered a stable financing source with expected maturities exceeding one year.

Note

33 **Contractual due dates of financial liabilities**

| 2009 | 0-1 month | 1-3 months | 3-12 months | 1-5 years | > 5 years |
|---|---|---|---|---|---|
| Due to credit institutions and central banks | 222,413 | 5,437 | 83,211 | 256 | 1,972 |
| Deposits | 716,319 | 52,747 | 38,252 | 15,290 | 44,855 |
| Repurchase obligation under reverse transactions | 73,147 | - | - | - | - |
| Derivatives settled on a gross basis (cash outflows) | 2,348,150 | 1,622,770 | 1,063,952 | 219,694 | 14,259 |
| Derivatives settled on a gross basis (cash inflows) | 2,348,924 | 1,624,523 | 1,062,629 | 219,284 | 14,554 |
| Derivatives settled on a gross basis (net cash flows) | 774 | 1,753 | -1,323 | -410 | 295 |
| *Derivatives settled on a net basis* | -15,571 | 6,331 | -3,313 | -3,588 | - |
| Bonds issued by Realkredit Danmark | 93,506 | - | 107,124 | 234,715 | 247,532 |
| Other issued bonds | 52,945 | 122,989 | 94,479 | 194,430 | 77,233 |
| Subordinated debt | - | - | 4,913 | 67,822 | 31,758 |
| Other financial liabilities | 81 | 162 | 820 | 8,242 | 5,727 |
| Financial and loss guarantees | 9,279 | 8,683 | 37,671 | 24,006 | 7,186 |
| Irrevocable loan commitments shorter than 1 year | 2,287 | 6,591 | 63,031 | - | - |
| Irrevocable loan commitments longer than 1 year | - | - | - | 95,188 | 6,771 |
| Total | 1,155,180 | 204,693 | 424,865 | 635,951 | 423,329 |

| 2008 | 0-1 month | 1-3 months | 3-12 months | 1-5 years | > 5 years |
|---|---|---|---|---|---|
| Due to credit institutions and central banks | 472,845 | 76,720 | 30,508 | 1,422 | 2,035 |
| Deposits | 705,728 | 77,298 | 31,120 | 24,225 | 57,780 |
| Repurchase obligation under reverse transactions | 41,769 | - | - | - | - |
| Derivatives settled on a gross basis (cash outflows) | 1,449,311 | 1,290,533 | 2,827,467 | 4,693,613 | 3,449,309 |
| Derivatives settled on a gross basis (cash inflows) | 1,584,218 | 1,469,108 | 2,781,837 | 4,650,373 | 3,441,393 |
| Derivatives settled on a gross basis (net cash flows) | 134,907 | 178,575 | -45,630 | -43,240 | -7,916 |
| Derivatives settled on a net basis | 32,275 | 2,381 | 4,764 | -7,855 | -88 |
| Bonds issued by Realkredit Danmark | 47,630 | - | 99,430 | 257,923 | 284,322 |
| Other issued bonds | 43,595 | 147,600 | 81,306 | 231,169 | 38,255 |
| Subordinated debt | - | 1,172 | 4,035 | 31,561 | 37,462 |
| Other financial liabilities | 107 | 213 | 960 | 5,119 | 2,077 |
| Financial and loss guarantees | 8,592 | 24,062 | 31,651 | 31,788 | 11,554 |
| Irrevocable loan commitments shorter than 1 year | 4,364 | 8,777 | 55,807 | - | - |
| Irrevocable loan commitments longer than 1 year | - | - | - | 81,534 | 17,698 |
| Total | 1,491,812 | 516,798 | 293,951 | 613,646 | 443,179 |

The maturity analysis is based on the earliest date on which the Group can be required to pay.

Disclosures comprise agreed payments, including principal and interest. For liabilities with variable cash flows, for example variable-rate financial liabilities, disclosure is based on the contractual conditions at the balance sheet date. Derivatives disclosures include the contractual cash flows for all derivatives, irrespective of whether the fair value at the balance sheet date is negative or positive and whether derivatives are held for trading or hedging purposes.

Amounts for other issued bonds and subordinated debt are included at the date when the Danske Bank Group has a choice of redeeming the debt or paying increased interest expenses.

Deposits are contractually very short-term funding, but in practice they are considered a stable funding source, as amounts disbursed largely equal deposits received. Similarly, a number of irrevocable loan commitments and guarantees are never utilised.

| Note | | 2009 | 2008 |
|---|---|---|---|
| 34 | **Pension plans** | | |
| | Contributions to external defined contribution plans | 514 | 683 |
| | Contributions to internal defined contribution plans | 646 | 593 |
| | Total contributions to defined contribution plans | 1,160 | 1,276 |
| | Contributions to defined benefit plans, standard cost | 127 | 201 |
| | Adjustment of plans and business acquisitions | - | -26 |
| | Foreign currency translation | 54 | -131 |
| | Total | 1,341 | 1,320 |

A significant number of the Group's pension plans are defined contribution plans under which the Group makes contributions to insurance companies, including Danica Pension. Such payments are expensed when they are made. Defined benefit plans are typically funded by contributions made by employers and employees to separate pension funds investing the contributions on behalf of the members to fund future pension obligations. The Group also has unfunded pension plans, which are recognised directly on the balance sheet.

Defined benefit plans in Northern Ireland and Ireland account for most of the Group's obligations under such plans. The defined benefit scheme in Northern Ireland does not accept new members, while the defined benefit scheme in Ireland does. The defined benefit plans of both business units are funded through pension funds.

Pensions in payment, including spouses' and childen's benefits in Northern Ireland and Ireland, are reviewed annually by the Group and the trustee boards of the plans, and discretions are exercised as to the level of increases awarded.

In Denmark, most of the employees have defined contribution plans. Defined benefit plans for employees working in Denmark are funded by contributions to pension funds, the majority of which are regulated by Danish company pension funds law. Most of the schemes do not accept new members, and most of them are in payment.

In Sweden, the defined benefit scheme accepts new members. The plans are funded through a pension fund, with an upper limit on the salary level on the basis of which pension obligations are accumulated.

The Group's defined benefit plans are computed on the basis of external actuarial calculations, and actuarial gains and losses are recognised using the corridor method. The actuarial calculations show an unrecognised net pension liability of DKr1,103m at December 31, 2009 (2008: an unrecognised net pension asset of DKr483m).

The net pension assets and obligations of the individual pension funds are recognised under Other assets and Other liabilities, respectively.

| **Defined benefit plans** | 2009 | 2008 |
|---|---|---|
| Present value of unfunded pension obligations | 339 | 296 |
| Present value of fully or partly funded pension obligations | 11,539 | 9,421 |
| Fair value of plan assets | 9,988 | 9,301 |
| Net pension obligation at December 31 | 1,890 | 416 |
| Actuarial gains/losses not recognised in the net pension obligation | -1,103 | 483 |
| Net pension obligation in accordance with IFRSs at December 31 | 787 | 899 |
| Net pension obligation recognised on the balance sheet | | |
| Pension assets recognised under Other assets | 301 | 279 |
| Pension obligations recognised under Other liabilities | 1,088 | 1,178 |
| Total | 787 | 899 |

Note (DKr m)

34 (cont'd) **Changes in net pension obligation**

| | 2009 Assets | 2009 Liabilities | 2009 Net | 2008 Assets | 2008 Liabilities | 2008 Net |
|---|---|---|---|---|---|---|
| At January 1 | 9,301 | 9,717 | 416 | 11,169 | 12,098 | 929 |
| Current service costs | - | 198 | 198 | - | 198 | 198 |
| Calculated interest expenses | - | 545 | 545 | - | 544 | 544 |
| Estimated return on plan assets | 589 | - | 589 | 608 | - | 608 |
| Past service costs | - | -27 | -27 | - | 67 | 67 |
| *Standard cost* | 589 | 716 | 127 | 608 | 809 | 201 |
| Actuarial gains/losses | 234 | 1,820 | -1,586 | -2,606 | -2,713 | 107 |
| Employer contributions to plans | 293 | - | 293 | 450 | - | 450 |
| Employee contributions | 7 | 7 | - | 7 | 7 | - |
| Benefits paid out by pension funds | -411 | -411 | - | -382 | -382 | - |
| Adjustment of plans and business acquisitions | - | - | - | - | -26 | -26 |
| Foreign currency translation | -25 | 29 | 54 | 62 | -69 | -131 |
| At December 31 | 9,988 | 11,878 | 1,890 | 9,301 | 9,717 | 416 |
| *Actuarial gains/losses not recognised in* net pension obligation | -2,097 | -994 | -1,103 | -2,324 | -2,807 | 483 |
| Net pension obligation at December 31 | 12,085 | 12,872 | 787 | 11,625 | 12,524 | 899 |

The Group expects its pension contributions to total DKr350m in 2010.

| **Service costs for defined benefit plans** | 2009 | 2008 |
|---|---|---|
| Current service costs | 198 | 198 |
| Calculated interest expenses | 545 | 544 |
| Estimated return on plan assets | 589 | 608 |
| Past service costs | -27 | 67 |
| Standard cost | 127 | 201 |
| Actuarial gains/losses | -1,586 | 107 |
| Adjustment of plans and business acquisitions | - | -26 |
| Foreign currency translation | 54 | -131 |
| Total | 1,767 | -63 |

The Group's obligations under defined benefit plans are recognised on the basis of actuarial calculations of the present value of the estimated benefits. The table below shows the assumptions for calculating the present value of the individual plans on December 31, 2009.

| **Average actuarial assumptions (%)** | | |
|---|---|---|
| Discount rate | 5.4 | 5.7 |
| Return on plan assets | 5.9 | 6.0 |
| Inflation rate | 3.0 | 2.6 |
| Salary adjustment rate | 3.8 | 3.4 |
| Pension adjustment rate | 3.1 | 2.7 |

The expected return on plan assets is calculated on the basis of the asset mix at the beginning of the year and long-term expectations for the return on the various asset types.

The mortality assumptions used for recognising pension obligations at the end of 2009 are based on the Group's own DB09 mortality table for pension obligations in Denmark and the FFFS2007:31 standard table for pension obligations in Sweden. The Northern Ireland and Ireland mortality rates are based on the 00 series of mortality tables for annuitants and pensioners produced by the British Institute and Faculty of Actuaries. The mortality tables are adjusted to reflect general trends in the mortality rates of populations and general data on portfolios of insured persons. Life expectancies of persons insured at December 31, 2009, were assumed to be 85.9 years for men and 88.4 years for women (60-year-olds), and 86.1 years for men and 88.6 years for women (65-year-olds). The corresponding figures for 2008 were 85.5 years for men and 88.3 years for women (60-year-olds), and 85.9 years for men and 88.4 years for women (65-year-olds).

The notes on risk management include a sensitivity analysis.

| Note | (DKr m) | | | | | | |
|---|---|---|---|---|---|---|---|
| 34 (cont'd) | **Pension assets** | 2009 | | | 2008 | | |
| | (%) | Percentage at Dec. 31 | Estimated return at Jan. 1 | Actual return at Dec. 31 | Percentage at Dec. 31 | Estimated return at Jan. 1 | Actual return at Dec. 31 |
| | Shares | 44 | 8 | 26 | 39 | 8 | -28 |
| | Government and mortgage bonds | 29 | 5 | 3 | 29 | 5 | 8 |
| | Index-linked bonds | 6 | 4 | 7 | 5 | 5 | 1 |
| | Corporate bonds | 12 | 6 | 13 | 9 | 6 | -6 |
| | Real property | 2 | 6 | -29 | 2 | 6 | -26 |
| | Cash and cash equivalents | 7 | 3 | - | 16 | 6 | 1 |
| | Total | 100 | 6 | 12 | 100 | 7 | -15 |

| | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| **Historical trend in defined benefit plans** | | | | | |
| Present value of pension obligations | 11,878 | 9,717 | 12,098 | 13,005 | 13,857 |
| Fair value of plan assets | 9,988 | 9,301 | 11,169 | 11,422 | 11,400 |
| Actuarial gains/losses not recognised in the net pension obligation | -1,103 | 483 | 376 | 34 | -534 |
| Experience adjustments of plan liabilities included in preceding item | -38 | -59 | - | - | - |
| Experience adjustments of plan assets included in preceding item | -217 | -664 | - | - | - |
| Net pension obligation at December 31 | 787 | 899 | 1,305 | 1,617 | 1,923 |

Transactions with related pension funds comprised loans and advances worth DKr8m (2008: DKr9m), deposits worth DKr125m (2008: DKr135m), issued bonds worth DKr468m (2008: DKr295m), derivatives with a positive fair value of DKr16m (2008: DKr0m), derivatives with a negative fair value of DKr549m (2008: DKr1,311m), interest expenses of DKr20m (2008: DKr19m), fee income of DKr1m (2008: DKr1m) and pension contributions of DKr293m (2008: DKr450m).

| Note | | 2009 | 2008 |
|---|---|---|---|
| 35 | **Risk-weighted assets** | | |
| | Credit risk (IRB approach) | 470,396 | 551,909 |
| | Credit risk (standardised approach) | 204,642 | 219,145 |
| | Counterparty risk | 28,744 | 43,124 |
| | Total credit risk | 703,782 | 814,178 |
| | Market risk | 44,533 | 67,602 |
| | Operational risk | 85,927 | 78,299 |
| | Total | 834,242 | 960,079 |

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 36 | **Contingent liabilities** | | |

The Group uses a variety of loan-related financial instruments to meet the financial requirements of its customers. These include loan offers and other credit facilities, guarantees and instruments that are not recognised on the balance sheet.

| | 2009 | 2008 |
|---|---|---|
| **Guarantees** | | |
| Financial guarantees | 9,972 | 10,311 |
| Mortgage finance guarantees | 2,215 | 3,890 |
| Loss guarantee for the Private Contingency Association | 4,727 | 6,339 |
| Other guarantees | 69,911 | 87,108 |
| Total | 86,825 | 107,648 |
| **Other contingent liabilities** | | |
| Irrevocable loan commitments shorter than 1 year | 48,289 | 51,874 |
| Irrevocable loan commitments longer than 1 year | 124,406 | 115,263 |
| Other obligations | 1,173 | 1,042 |
| Total | 173,868 | 168,179 |

In addition, the Group has granted credit facilities related to credit cards and overdraft facilities that can be terminated at short notice. At the end of 2009, such unused credit facilities amounted to DKr141,841m (2008: DKr144,616m).

Owing to its business volume, the Danske Bank Group is continually a party to various lawsuits. In view of its size, the Group does not expect the outcomes of the cases pending to have any material effect on its financial position.

A limited number of employees are employed under terms which grant them, if they are dismissed before reaching their normal retirement age, an extraordinary severance and/or pension payment in excess of their entitlement under ordinary terms of employment.

Together with the majority of Danish banks, Danske Bank is participating through the Private Contingency Association in the Danish state guarantee under the Act on Financial Stability adopted by the Danish parliament on October 10, 2008. The scheme runs from October 5, 2008, to September 30, 2010, and includes an unconditional state guarantee for the obligations of Danish banks, except for subordinated debt and covered bonds.

Each bank's share of the state guarantee commission and the commitment to cover losses is calculated on the basis of the part of the bank's capital base that can be allocated to activities covered by the guarantee. Danske Bank's share is one third of the total amount, or an annual guarantee commission of around DKr2.5bn and a remaining commitment to cover losses of around DKr4.7bn. Of the latter amount, DKr3.3bn becomes payable only if the Danish financial sector's need for capital exceeds DKr25bn. At the end of 2009, total provisions for this commitment amounted to DKr1.9bn.

# NOTES – DANSKE BANK GROUP

| Note | (DKr m) |
|---|---|

37 **Repo and reverse transactions**

In repo transactions, which involve selling securities to be repurchased at a later date, the securities remain on the balance sheet, and the amounts received are recognised as deposits. Repo transaction securities are treated as assets provided as collateral for liabilities. At the end of 2009, the fair value of such securities totalled DKr178,578m (2008: DKr229,099m). Counterparties are entitled to sell the securities or deposit them as collateral for other loans.

In reverse transactions, which involve buying securities to be resold at a later date, the Group is entitled to sell the securities or deposit them as collateral for other loans. The securities are not recognised on the balance sheet and amounts paid are carried as loans. At the end of 2009, the fair value of reverse transaction securities was DKr236,601m (2008: DKr369,999m), of which securities sold totalled DKr73,147m (2008: DKr41,769m).

38 **Assets deposited as collateral**

At the end of 2009, the Group had deposited securities worth DKr102,648m as collateral with Danish and international clearing centres and other institutions (2008: DKr278,324m).

At the end of 2009, the Group had delivered cash and securities worth DKr35,977m as collateral for derivatives transactions (2008: DKr66,440m).

At the end of 2009, the Group had registered assets under insurance contracts worth DKr253,226m as collateral for the savings of policyholders (2008: DKr205,679m).

The Group had registered loans and advances at fair value worth DKr688,473m and other assets worth DKr0m as collateral for issued mortgage bonds, including mortgage-covered bonds, at the end of 2009 (2008: DKr667,181m and DKr0m, respectively).

At the end of 2009, the Group had registered loans and advances worth DKr123,323m and other assets worth DKr4,063m as collateral for covered bonds issued under Danish and Finnish law (2008: DKr78,842m and DKr3,257m, respectively).

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 39 | **Leasing** | | |
| | **The Group as lessor** | | |
| | The Group offers fleet management, truck leasing, IT leasing, machinery leasing (such as agricultural machinery) and real property leasing under both finance and operating leases. | | |
| | **Payments due under finance leases** | | |
| | Loans and advances includes payments due under finance leases worth DKr27,938m at the end of 2009 (2008: DKr31,786m). | | |
| | Finance leases | | |
| | At January 1 | 31,786 | 29,431 |
| | Additions | 6,016 | 13,505 |
| | Disposals | 10,035 | 10,201 |
| | Foreign currency translation | 171 | -949 |
| | At December 31 | 27,938 | 31,786 |
| | Finance leases expiring | | |
| | within 1 year | 4,884 | 4,395 |
| | in 1-5 years | 15,417 | 16,067 |
| | after 5 years | 7,637 | 11,324 |
| | Total | 27,938 | 31,786 |
| | Gross investment in finance leases expiring | | |
| | within 1 year | 6,439 | 5,255 |
| | in 1-5 years | 18,476 | 18,923 |
| | after 5 years | 9,365 | 15,767 |
| | Total | 34,280 | 39,945 |
| | Unearned finance income | 6,342 | 8,159 |
| | Unguaranteed residual value | 1,671 | 2,645 |

Impairment charges for finance leases amounted to DKr1,444m at the end of 2009 (2008: DKr510m).

**Payments due under operating leases**

The Group recognises assets leased under operating leases as tangible assets (lease assets), investment property and investment property under insurance contracts. The table below breaks down minimum lease payments by lease term.

| | 2009 | 2008 |
|---|---|---|
| Operating leases expiring | | |
| within 1 year | 1,982 | 1,341 |
| in 1-5 years | 2,451 | 2,840 |
| after 5 years | 660 | 1,040 |
| Total | 5,093 | 5,221 |

**The Group as lessee**

The Group is the lessee in a number of operating leases. Under such leases, the Group is entitled to use an asset for a specified period of time against lease payments, but it does not take over the major risks associated with the asset nor does it benefit from any returns. The leases involve mainly leasing of real property, equipment, furniture and fixtures and are not recognised on the Group's balance sheet. The table below breaks down minimum lease payments by lease term.

| | 2009 | 2008 |
|---|---|---|
| Operating leases expiring | | |
| within 1 year | 466 | 333 |
| in 1-5 years | 1,451 | 1,206 |
| after 5 years | 1,519 | 2,282 |
| Total | 3,436 | 3,821 |

Staff costs and administrative expenses includes lease payments in the amount of DKr926m (2008: DKr865m).

In 2009, the Group did not enter into finance leases as the lessee.

Note (DKr m)

40 **Acquisition of group undertakings**

**Acquisitions in 2009**

At the end of July, the Group acquired the Swedish facility management group Addici Holding AB. The Group is the primary banker of the Addici group, which was acquired at no cost due to its financial situation. Addici has been recognised as an asset held for sale, as the Group intends to sell the company as soon as market conditions allow. The undertaking's assets of DKr0.5bn and liabilities of DKr0.2bn, excluding its facilities with Danske Bank, are recognised under Other assets and Other Liabilities. Addici has about 2,000 employees, who are not included in the number of full-time equivalent staff stated in Financial highlights - Danske Bank Group on page 4.

Addici's earnings after the acquisition did not result in changes to the net realisable value recognised at the acquisition.

**Acquisitions in 2008**

| Danske Invest Administration A/S | Date of acquisition | Fair value of net assets | Goodwill on acquisition | Acquisition costs | Total purchase price | Included in net profit |
|---|---|---|---|---|---|---|
| Danske Capital | 07.05.08 | 64 | 16 | 6 | 80 | - |

On May 7, 2008, the Danske Bank Group acquired the shares of Danske Invest Administration A/S at a price of DKr74m, which equals the shareholders' equity of the company at the end of 2007 plus a premium of DKr10m for know-how. The total purchase price also includes acquisition costs of DKr6m. Danske Invest Administration A/S changed its name to Danske Invest Management A/S in November 2008.

If the Group had taken over Danske Invest Management A/S on January 1, 2008, its profit would have been around DKr0.2m higher and its total income around DKr34m higher.

The goodwill on acquisition totalling DKr16m represents the value of the acquired company's expected profitability that cannot be reliably attributed to individually identifiable assets, including the value of staff, know-how and expected synergies from the integration into the Danske Bank Group.

Costs related to the acquisition of Danske Invest Management A/S comprise fees paid to legal advisers, auditors, financial advisers and other specialists as well as other direct transaction costs.

| **Net assets acquired** | Fair value at the date of acquisition | Carrying amount before acquisition |
|---|---|---|
| Due from credit institutions | 9 | 9 |
| Trading portfolio assets | 61 | 61 |
| Tangible assets | 7 | 7 |
| Other assets | 3 | 3 |
| Total assets | 80 | 80 |
| Other liabilities | 16 | 16 |
| Total liabilities | 16 | 16 |
| Net assets acquired | 64 | 64 |

The figures were calculated just before the acquisition in accordance with the accounting policies of Danske Invest Management A/S.

Note (DKr m)

41 **Related parties**

| | Parties with significant influence | | Associated undertakings | | Board of Directors | | Executive Board | |
|---|---|---|---|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 |
| Loans and irrevocable loan commitments | 7,547 | 7,520 | 1,416 | 5,378 | 55 | 66 | 17 | 14 |
| Securities and derivatives | 1,580 | 1,592 | 10,662 | 9,995 | - | - | - | - |
| Deposits | 1,474 | 3,255 | 371 | 411 | 51 | 38 | 18 | 12 |
| Derivatives | 86 | 495 | 2,262 | 2,173 | - | - | - | - |
| Guarantees issued | 1,983 | 1,896 | 41 | 23 | - | - | - | - |
| Guarantees and collateral received | 724 | 322 | 145 | 4,657 | 24 | 24 | 17 | 13 |
| Interest income | 76 | 109 | 455 | 641 | 2 | 3 | 1 | 1 |
| Interest expense | 24 | 115 | 220 | 63 | 1 | 1 | 1 | 1 |
| Fee income | 2 | 3 | 3 | 1 | - | - | - | - |
| Dividend income | 12 | 16 | 195 | 170 | - | - | - | - |
| Other income | 7 | 10 | - | - | - | - | - | - |
| Trade in Danske Bank shares | | | | | | | | |
| Acquisition of shares | - | 525 | - | - | 4 | 5 | 1 | - |
| Sale of shares | - | 13 | - | - | 1 | - | 1 | - |

Related parties with significant influence include shareholders with holdings exceeding 20% of Danske Bank A/S's share capital. A.P. Møller and Chastine Mc-Kinney Møller Foundation and companies of the A.P. Moller – Maersk Group, Copenhagen, hold 22.76% of the share capital. Note 22 lists associated undertakings. The Board of Directors and Executive Board columns list the personal facilities, deposits, etc., held by members of the Board of Directors and the Executive Board and their dependants and facilities with businesses in which these parties have a controlling or significant influence.

In 2008, the average interest rates on credit facilities granted to members of the Board of Directors and the Executive Board were 3.1% (2008: 5.1%) and 4.1% (2008: 5.2%), respectively. Notes 9 and 42 specify the remuneration and shareholdings of the management.

Pension funds set up for the purpose of paying out pension benefits to employees of the Danske Bank Group are also considered related parties. Note 34 specifies transactions with such pension funds.

Danske Bank A/S acts as the bank of a number of its related parties. Payment services, trading in securities and other instruments, investment and placement of surplus liquidity, and provision of short-term and long-term financing are the primary services provided by Danske Bank A/S.

Furthermore, Danica Pension manages the pension plans of a number of related parties, and Danske Capital manages the assets of a number of the Group's pension funds.

The figures above do not include debt to related parties in the form of issued notes. Such notes are bearer securities, which means that the Group does not know the identity of the holders. Danske Bank shares may be registered by name. Related parties' holdings of Danske Bank shares equalling 5% or more of Danske Bank's share capital are determined on the basis of the most recent reporting of holdings to the Bank.

Transactions with related parties are settled on an arm's-length basis.

| Note | Number | | | | |
|---|---|---|---|---|---|
| 42 | **Danske Bank shares held by the Board of Directors and the Executive Board** | Beginning of 2009 | Additions | Disposals | End of 2009 |
| | **Board of directors** | | | | |
| | Alf Duch-Pedersen | 12,006 | - | - | 12,006 |
| | Eivind Kolding | 11,367 | - | - | 11,367 |
| | Henning Christophersen | 4,085 | 4,085 | 8,170 | - |
| | Peter Højland | 29,000 | 23,000 | 23,000 | 29,000 |
| | Mats Jansson | 250 | - | - | 250 |
| | Niels Chr. Nielsen | 12,258 | 3,000 | - | 15,258 |
| | Sten Scheibye | 8,758 | - | - | 8,758 |
| | Majken Schultz | 917 | - | - | 917 |
| | Claus Vastrup | 975 | - | - | 975 |
| | Birgit Aagaard-Svendsen | 7,384 | - | - | 7,384 |
| | Helle Brøndum | 2,210 | 63 | - | 2,273 |
| | Charlotte Hoffmann | 684 | 2,986 | - | 3,670 |
| | Per Alling Toubro | 1,156 | 600 | - | 1,756 |
| | Verner Usbeck | 604 | 127 | - | 731 |
| | Solveig Ørteby | 1,674 | 456 | - | 2,130 |
| | Total | 93,328 | 34,317 | 31,170 | 96,475 |
| | **Executive Board** | | | | |
| | Peter Straarup | 21,087 | 7,773 | - | 28,860 |
| | Tonny Thierry Andersen | 4,039 | 4,039 | - | 8,078 |
| | Thomas F. Borgen | - | 23,900 | 6,937 | 16,963 |
| | Sven Lystbæk | 7,071 | 5,439 | - | 12,510 |
| | Per Skovhus | 4,587 | 2,892 | - | 7,479 |
| | Total | 36,784 | 44,043 | 6,937 | 73,890 |

In accordance with the Danish Securities Trading Act, trading in Danske Bank shares by the Board of Directors and the Executive Board are reported to the Danish FSA and publicly disclosed when transactions exceed €5,000 per calendar year. Danske Bank discloses all additions, disposals and total holdings of the Board of Directors and the Executive Board, including related parties, however.

Additions in respect of the holdings of Thomas F. Borgen include 6,937 shares added upon Mr Borgen's joining the Executive Board on September 1, 2009.

| Note | (DKr m) |
|---|---|
| 43 | **Fair value information** |

Financial instruments are carried on the balance sheet at fair value or amortised cost. The Group breaks down its financial instruments by valuation method (note 1).

**Financial instruments at fair value**

The fair value is the amount for which a financial asset can be exchanged between knowledgeable, willing parties. If an active market exists, the Group uses a quoted price. If a financial instrument is quoted in a market that is not active, the Group bases its valuation on the most recent transaction price. Adjustment is made for subsequent changes in market conditions, for instance, by including transactions in similar financial instruments that are assumed to be motivated by normal business considerations. For a number of financial assets and liabilities, no market exists. In such cases, the Group uses recent transactions in similar instruments and discounted cash flows or other generally accepted estimation and valuation techniques based on market conditions at the balance sheet date to calculate an estimated value.

As was the case at the end of 2008, bond markets, except government bond markets, were highly inactive and illiquid seen in a historical perspective. It is therefore difficult to distinguish between sales of bonds between market makers and investors forced to close their positions and normal transactions that are representative of a market and can be used for valuation purposes. In addition to quoted prices, the valuation relies on observable market prices for instruments with similar security IDs, if available, and models based on observable input that are designed to calculate the value of financial instruments not traded in an active market. These models incorporate swap rates, credit spreads and effective interest rate forecasts.

Generally, the Group applies valuation techniques to OTC derivatives, unlisted trading portfolio assets and liabilities, and unlisted investment securities. The most frequently used valuation and estimation techniques include the pricing of transactions with future settlement and swap models that apply present value calculations, credit pricing models and options models, such as Black & Scholes models. In most cases, valuation is based substantially on observable input. The valuation of unlisted shares and certain derivatives is based substantially on non-observable input. The value of derivatives, primarily long-term contracts, is therefore extrapolated on the basis of observable yield curves. Also, some credit derivatives are valued on the basis of observable input as well as assumptions about the probability of default (recovery rate).

The valuation of derivatives includes amortisation of the value of initial margins over the remaining term to maturity. At December 31, 2009, the value of unamortised initial margins was DKr873m (2008: DKr922m).

Mortgage loans and issued mortgage bonds are recognised at the fair value of the issued mortgage bonds. The fair value of the credit risk on the mortgage loans is adjusted on the basis of impairment principles similar to those applied to loans and advances at amortised cost.

Investment securities (see note 17) includes unlisted shares measured at fair value in accordance with the fair value guidelines of the International Private Equity and Venture Capital Valuation Guidelines (IPEV). These guidelines calculate the estimated fair value of unlisted shares as the price at which an asset can be exchanged between knowledgeable, willing parties.

Financial instruments valued on the basis of quoted prices in an active market are recognised in the Quoted prices category. Financial instruments valued substantially on the basis of other observable input are recognised in the Observable input category. The category covers derivatives valued on the basis of observable yield curves or exchange rates and illiquid mortgage bonds valued by reference to the value of similar liquid bonds. Other financial instruments are recognised in the Non-observable input category. This category covers unlisted shares and derivatives, and valuation relies on extrapolation of yield curves, correlations or other model input of material importance to valuation.

Developments in the financial markets did not result in any reclassifications between the three categories in 2009, except for a small holding of bonds characterised by high illiquidity at the end of the year. In 2008, derivatives valued on the basis of input were recognised as a whole in the Observable input category.

| Note | (DKr m) | Quoted prices | Observable input | Non-observable input | Total |
|---|---|---|---|---|---|
| 43 (cont'd) | 2009 | | | | |
| | Financial assets | | | | |
| | Derivatives | 8,245 | 297,610 | 7,532 | 313,387 |
| | Other trading portfolio assets | 276,107 | 29,693 | 865 | 306,665 |
| | Investment securities | 98,911 | 9,890 | 1,709 | 110,510 |
| | Loans and advances at fair value | - | 688,473 | - | 688,473 |
| | Assets under pooled schemes and unit-linked investment contracts | 45,909 | - | - | 45,909 |
| | Assets under insurance contracts | 158,138 | 9,731 | 3,795 | 171,664 |
| | Total | 587,310 | 1,035,397 | 13,901 | 1,636,608 |
| | Financial liabilities | | | | |
| | Derivatives | 7,827 | 293,384 | 6,209 | 307,420 |
| | Obligations to repurchase securities | 70,797 | 2,350 | - | 73,147 |
| | Bonds issued by Realkredit Danmark | 517,055 | - | - | 517,055 |
| | Deposits under pooled schemes and unit-linked investment contracts | - | 53,133 | - | 53,133 |
| | Total | 595,679 | 348,867 | 6,209 | 950,755 |
| | 2008 | | | | |
| | Financial assets | | | | |
| | Derivatives | 15,440 | 559,016 | - | 574,456 |
| | Other trading portfolio assets | 280,257 | 5,010 | 1,064 | 286,331 |
| | Investment securities | 98,644 | 33,901 | 1,772 | 134,317 |
| | Loans and advances at fair value | - | 667,181 | - | 667,181 |
| | Assets under pooled schemes and unit-linked investment contracts | 34,635 | - | - | 34,635 |
| | Assets under insurance contracts | 145,929 | 7,669 | 1,747 | 155,345 |
| | Total | 574,905 | 1,272,777 | 4,583 | 1,852,265 |
| | Financial liabilities | | | | |
| | Derivatives | 16,545 | 564,976 | - | 581,521 |
| | Obligations to repurchase securities | - | 41,769 | - | 41,769 |
| | Bonds issued by Realkredit Danmark | 479,534 | - | - | 479,534 |
| | Deposits under pooled schemes and unit-linked investment contracts | - | 41,827 | - | 41,827 |
| | Total | 496,079 | 648,572 | - | 1,144,651 |

At December 31, 2009, financial instruments valued on the basis of non-observable input comprised unlisted shares of DKr4,189m (2008: DKr3,643m), illiquid bonds of DKr2,180m (2008: DKr940m) and derivatives with a net market value of DKr1,323m. The fair value of illiquid bonds significantly depends on the estimated current credit spread. If the credit spread widens by 50bp, fair value will decrease by DKr55m. If the credit spread narrows by 50bp, fair value will increase by DKr54m. A substantial number of derivatives valued on the basis of non-observable input are hedged by similar derivatives or are used to hedge the credit risk on mortgage bonds also valued on the basis of non-observable input.

In 2009, the Group recognised unrealised value adjustments of unlisted shares and credit bonds valued on the basis of non-observable input in the amount of DKr-386m (2008: DKr-1,558m).

| Value of shares and bonds | 2009 |
|---|---|
| Fair value at January 1 | 4,583 |
| Value adjustment through profit or loss | -386 |
| Value adjustment through other comprehensive income | - |
| Acquisitions | 848 |
| Sale and redemption | -206 |
| Transferred from quoted prices and observable input | 1,530 |
| Transferred to quoted prices and observable input | - |
| Fair value at December 31 | 6,369 |

| Note | (DKr m) |
|---|---|

43 **Financial instruments at amortised cost**

(cont'd) The vast majority of amounts due to the Group, loans, advances, and deposits may not be assigned without the consent of customers, and an active market does not exist for such financial instruments. Consequently, the Group bases its fair value estimates on data showing changes in market conditions after the initial recognition of the individual instrument and affecting the price that would have been fixed if the terms had been agreed at the balance sheet date. Other people may make other estimates. The Group discloses information about the fair value of financial instruments at amortised cost on the basis of the following assumptions:

- The Group uses quoted market prices, if available. Quoted prices exist only for a very small number of loans and advances, certain investment securities, issued bonds and subordinated debt. If quoted prices are not available, the value is approximated to reflect the price that would have been fixed if the terms had been agreed at the balance sheet date. Such adjustment is described below.
- For a significant number of the Group's deposits, loans and advances, the interest rate depends on the standard variable rate fixed by the Group. The rate is adjusted only upon certain changes in market conditions. Such loans and advances are considered variable-rate loans as the standard variable rate fixed by the Group at any time applies to both new and existing loan arrangements.
- The interest rate risk on fixed-rate financial assets and liabilities is generally hedged by derivatives. The interest rate risk on fixed-rate loans and advances granted by the Group's activities in Finland, Northern Ireland and Ireland is, however, hedged by core free funds. Any additional interest rate risk is hedged by derivatives. The hedge is accounted for as a fair value hedge, and value adjustments are recognised in the hedged financial instrument. Consequently, only fair value changes in fixed-rate loans in Finland, Northern Ireland and Ireland are unhedged. The recognised fair values include these unhedged changes.
- The fair value of the Group's international backup liquidity facilities and syndicated loans, etc., is estimated on the basis of the Group's current required rate of return on similar transactions. For issued bonds and subordinated debt, the Group uses an estimate of the current return required by the market.
- As regards other loans and advances, impairment charges are assumed to equal the fair value of the credit risk with the following adjustments:
  - The calculation of impairment charges for loans and advances subject to individual impairment is based on the most likely outcome. Fair value is adjusted by weighting all possible outcomes by the probability of default. For other loans and advances, impairment charges are recognised if a customer's rating is downgraded to reflect a change in the probability of default.
  - The change in credit margins on individual risks is accounted for by adjusting fair value for the difference between the current credit premium and the credit premium for loans and advances at the balance sheet date.
- The fair value of deposits does not include fair value adjustment reflecting changes in credit margins for own credit risks. For issued bonds and subordinated debt that are not traded in an active market, fair value includes own credit risk that is determined on the basis of observable input from own issues quoted in an active market.

| Note | (DKr m) |
|---|---|

43 (cont'd) Fair value calculations for financial instruments recognised at amortised cost largely rely on estimates. The fair value of 97% of the Group's financial assets is based on models with non-observable input (2008: 97%). The corresponding figure for financial liabilities is 99% (2008: 99%).

| | Carrying amount 2009 | Fair value 2009 | Carrying amount 2008 | Fair value 2008 |
|---|---|---|---|---|
| Financial assets | | | | |
| Cash in hand and demand deposits with central banks | 33,714 | 33,714 | 16,379 | 16,379 |
| Due from credit institutions and central banks | 202,356 | 202,364 | 215,823 | 215,823 |
| Investment securities | 8,469 | 8,860 | 6,476 | 6,553 |
| Loans and advances | 1,127,143 | 1,124,428 | 1,352,113 | 1,334,004 |
| Assets under insurance contracts | 382 | 382 | 1,059 | 1,059 |
| Total | 1,372,064 | 1,369,748 | 1,591,850 | 1,573,818 |
| *Financial liabilities* | | | | |
| Due to credit institutions and central banks | 311,169 | 311,169 | 562,726 | 562,777 |
| Deposits | 859,580 | 860,013 | 874,690 | 874,844 |
| Other issued bonds | 514,601 | 514,431 | 526,606 | 519,552 |
| Subordinated debt | 80,002 | 71,918 | 57,860 | 43,666 |
| *Irrevocable loan commitments and guarantees* | 2,675 | 1,846 | 621 | 1,593 |
| Total | 1,768,027 | 1,759,377 | 2,022,503 | 2,002,433 |

# NOTES - DANSKE BANK GROUP

Note

44 **Group holdings and undertakings**

| | Share capital (thousands) | | Net profit (DKr m) | Shareholders' equity (DKr m) | Share capital (%) |
|---|---|---|---|---|---|
| **Danske Bank A/S, Copenhagen** | 6,988,043 | DKK | 1,713 | 100,659 | |
| **Credit institutions** | | | | | |
| Realkredit Danmark A/S, Kgs. Lyngby | 630,000 | DKK | 2,593 | 41,162 | 100 |
| Sampo Bank plc, Helsinki | 106,000 | EUR | 86 | 15,274 | 100 |
| Sampo Housing Loan Bank plc., Helsinki | 41,050 | EUR | 142 | 950 | 100 |
| Northern Bank Limited, Belfast | 138,000 | GBP | -714 | 4,100 | 100 |
| Danske Bank International S.A., Luxembourg | 90,625 | EUR | 152 | 1,433 | 100 |
| ZAO Danske Bank, St. Petersburg | 1,048,000 | RUB | 22 | 215 | 100 |
| **Insurance operations** | | | | | |
| Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999, Copenhagen | 1,000,000 | DKK | 2,321 | 19,215 | 100 |
| Danica Pension, Livsforsikringsaktieselskab, Copenhagen | 1,100,000 | DKK | 2,240 | 17,348 | 100 |
| Danica Pension I, Livsforsikringsaktieselskab, Copenhagen | 262,500 | DKK | 194 | 881 | 100 |
| Danica Liv III, Livsforsikringsaktieselskab, Copenhagen | 90,000 | DKK | 82 | 792 | 100 |
| Danica Pension Försäkringsaktiebolag, Stockholm | 100,000 | SEK | 24 | 110 | 100 |
| Danica Pensjonsforsikring AS, Trondheim | 106,344 | NOK | 37 | 205 | 100 |
| Danica Life Ltd., Dublin | 5,301 | EUR | -15 | 357 | 100 |
| **Investment and real property operations etc.** | | | | | |
| Danica Ejendomsselskab ApS, Copenhagen | 2,426,100 | DKK | 735 | 17,939 | 100 |
| Danske Capital AS, Tallinn | 47,000 | EEK | 14 | 81 | 100 |
| Danske Capital Norge AS, Trondheim | 6,000 | NOK | - | 24 | 100 |
| DDB Invest AB, Linköping | 100,000 | SEK | -4 | 1,188 | 100 |
| Danske Corporation, Delaware | 4 | USD | - | 1 | 100 |
| Danske Invest Management A/S, Copenhagen | 58,000 | DKK | -8 | 69 | 100 |
| Danske Leasing A/S, Birkerød | 10,000 | DKK | 118 | 1,352 | 100 |
| Danske Markets Inc., Delaware | 2,000 | USD | 2 | 27 | 100 |
| Danske Private Equity A/S, Copenhagen | 5,000 | DKK | 34 | 48 | 100 |
| Fokus Krogsveen AS, Trondheim | 25,000 | NOK | 19 | 63 | 100 |
| home a/s, Åbyhøj | 15,000 | DKK | -9 | 189 | 100 |
| National Irish Asset Finance Ltd., Dublin | 32,384 | EUR | -96 | 172 | 100 |
| UAB Danske Lizingas, Vilnius | 4,000 | LTL | -93 | -7 | 100 |

The list above includes major active subsidiary operations only. Subsidiaries held for sale are not included in the list.

All credit institutions and insurance companies under supervision by national FSAs are subject to local statutory capital requirements. These requirements restrict intra-group facilities and dividend payout.

Forsikringsselskabet Danica Skadeforsikringsaktieselskab af 1999 is the parent company of Danica Pension. Danica Pension is a life insurance company. Statsanstalten for Livsforsikring was privatised in 1990 to form part of Danica Pension. Under the terms of the privatisation, Danica Pension must meet the legitimate allotment expectations of the policyholders. This entails an obligation to allocate part of the profits to policyholders who were previously policyholders of Statsanstalten for Livsforsikring if the percentage by which Danica Pension's equity exceeds its statutory solvency requirement reaches a certain limit.The obligation to add the special allotment will exist as long as policies established with Statsanstalten for Livsforsikring are effective at Danica Pension. Special allotments are expensed only in years in which the excess equity limit is reached. In addition, it is the intention not to distribute dividends for a period of at least 25 years from 1990. Paid-up capital and interest thereon may, however, be distributed.

Note

45 **Significant accounting policies**

**General**

The Danske Bank Group presents its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) as adopted by the EU and with relevant interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). Furthermore, the consolidated financial statements comply with the requirements for annual reports formulated by the Nasdaq OMX Copenhagen and the Danish FSA.

The Group has not changed its significant accounting policies from those followed in Annual Report 2008, except in the instances mentioned below.

The Group has implemented the amendments to IAS 1, Presentation of Financial Statements. This standard requires disclosure of a statement of comprehensive income (displayed immediately after the income statement). Comprehensive income was previously included in the statement of changes in shareholders' equity.

The notes comply with IFRS 7's increased requirements for disclosures on the calculation of fair value and on liquidity.

Note 1 describes the Group's critical accounting policies.

**Standards and interpretations not yet in force**

The IASB has issued a number of amendments to international accounting standards that have not yet come into force. Similarly, the IFRIC has issued a number of interpretations that have not yet come into force. None of these is expected to materially affect the Group's future financial reporting. The paragraphs below list the standards and interpretations that are likely to affect the Group's financial reporting.

In April 2009, IASB's Improvements to IFRSs 2009 was issued. The amendments, which will take effect on January 1, 2010, will not affect carrying amounts.

In November 2009, the IASB published IFRS 9, Financial Instruments. This version of the standard is the first step to replace the requirements of IAS 39 by the end of 2010. The first phase of IFRS 9 addresses only the classification and measurement of financial assets, while the next phases will include requirements for the measurement and recognition of financial liabilities, impairment methodology and guidelines for hedge accounting and derecognition.

The EU has decided to postpone adoption of the standard until the details of the next phases are known.

The standard is scheduled for implementation on January 1, 2013 at the latest.

Under IFRS 9, financial assets are classified on the basis of the business model adopted for managing the assets and their contractual cash flow characteristics. Assets held with the objective of collecting contractual cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at amortised cost. Other assets are measured at fair value through profit or loss. The fair value of equities may always be adjusted through comprehensive income, however, and, satisfying certain requirements, a business may opt for fair value adjustment of its loans, advances, etc.

The Group does not expect IFRS 9 to materially affect the measurement of its financial assets, although the standard does not allow classification of bonds as available-for-sale assets. Such instruments are measured at amortised cost or fair value through profit or loss. Meaningful classification and measurement of financial assets is not possible without information about the future content of IFRS 9 to clarify overall accounting effects of the standard and the time of implementation.

**Consolidation**

***Group undertakings***

The consolidated financial statements cover Danske Bank A/S and group undertakings in which the Group has control over financial and operating policy decisions. Control is said to exist if Danske Bank A/S, directly or indirectly, holds more than half of the voting rights in an undertaking or otherwise has power to control management and operating policy decisions, provided that most of the return on the undertaking accrues to the Group and that the Group assumes most of the risk. Operating policy control may be exercised through agreements about the undertaking's activities. Potential voting rights that are exercisable on the balance sheet date are included in the assessment of whether Danske Bank A/S controls an undertaking.

The consolidated financial statements are prepared by consolidating items of the same nature and eliminating intragroup transactions, balances and trading profits and losses.

Undertakings acquired are included in the financial statements at the time of acquisition.

The net assets of such undertakings (assets, including identifiable intangible assets, less liabilities and contingent liabilities) are included in the financial statements at fair value on the date of acquisition according to the purchase method.

If the cost of acquisition, including direct transaction costs, exceeds the fair value of the net assets acquired, the excess amount is recognised as goodwill. Goodwill is recognised in the functional currency of the undertaking acquired. If the fair value of the net assets exceeds the cost of acquisition (negative goodwill), the excess amount is recognised as income at the date of acquisition. The portion of the acquisition that is attributable to minority interests does not include goodwill.

Divested undertakings are included in the financial statements until the transfer date.

***Held-for-sale group undertakings***

The assets and liabilities of undertakings that are actively marketed for sale within one year of classification are recognised under Other assets and Other liabilities at the lower of cost and fair value less expected costs to sell.

Note

45 (cont'd)

*Associated undertakings*

Associated undertakings are businesses, other than group undertakings, in which the Group has holdings and significant influence but not control. The Group generally classifies undertakings as associated undertakings if Danske Bank A/S, directly or indirectly, holds 20-50% of the voting rights.

Holdings are recognised at cost at the date of acquisition and are subsequently measured according to the equity method. The proportionate share of the net profit or loss of the individual undertaking is included under Income from associated undertakings. The share is calculated on the basis of data from financial statements with balance sheet dates that differ no more than three months from the Group's balance sheet date.

The proportionate share of the profit and loss on transactions between associated and group undertakings is eliminated.

Voting rights held by the Group's insurance business are not included when determining whether a holding makes a business an associated undertaking.

***Segment reporting***

The Group consists of a number of business units and resource and support functions. The business units are segmented according to legislation and product and services characteristics. Segment reporting complies with the Group's significant accounting policies.

Inter-segment transactions are settled on an arm's-length basis. Expenses incurred centrally, including expenses incurred by support, administrative and back-office functions, are charged to the business units according to consumption and activity at calculated unit prices or market prices, if available.

Segment assets and liabilities are assets and liabilities that are used to maintain the operating activities of a segment or have come into existence as a result of such activities and that are either directly attributable to or may reasonably be allocated to a segment. A calculated share of shareholders' equity is allocated to each segment. Other assets and liabilities are recognised in the Other activities segment.

Until the end of 2008, liquidity was settled primarily on the basis of short-term money market rates. The method was changed at January 1, 2009: Liquidity expenses are now allocated on the basis of a maturity analysis of loans and deposits. Prices are based on interbank rates and funding spreads. The new settlement method resulted in a relatively large share of liquidity expenses at Danske Markets and at banking units with insufficient liquidity from deposits to fund activities.

**Offsetting**

Assets and liabilities are netted when the Group has a legally enforceable right to set off recognised amounts and intends either to settle the balance on a net basis or to realise the asset and settle the liability simultaneously.

**Translation of transactions in foreign currency**

The presentation currency of the consolidated financial statements is Danish kroner. The functional currency of each of the Group's units is the currency of the country in which the unit is domiciled, as most income and expenses are settled in the local currency.

Transactions in foreign currency are translated at the exchange rate of the unit's functional currency at the transaction date. Gains and losses on exchange rate differences arising between the transaction date and the settlement date are recognised in the income statement.

Monetary assets and liabilities in foreign currency are translated at the exchange rates at the balance sheet date. Exchange rate adjustments of monetary assets and liabilities arising as a result of differences in the exchange rates applying at the transaction date and at the balance sheet date are recognised in the income statement.

Non-monetary assets and liabilities in foreign currency that are subsequently revalued at fair value are translated at the exchange rates at the date of revaluation. Exchange rate adjustments are included in the fair value adjustment of an asset or liability. Other non-monetary items in foreign currency are translated at the exchange rates at the date of transaction.

***Translation of units outside Denmark***

Assets and liabilities of units outside Denmark are translated into Danish kroner at the exchange rates at the balance sheet date. Income and expenses are translated at the exchange rates at the date of transaction. Exchange rate gains and losses arising at the translation of net investments in units outside Denmark are recognised in other comprehensive income. Net investments include the net assets and goodwill of the units as well as holdings in the form of subordinated loan capital. Exchange rate adjustments of financial liabilities used to hedge the Group's net investments are also recognised in other comprehensive income.

BALANCE SHEET

**Due from credit institutions and central banks**

Amounts due from credit institutions and central banks comprise amounts due from other credit institutions and time deposits with central banks. Reverse transactions (purchases of securities from credit institutions and central banks that the Group agrees to resell at a later date) are recognised as amounts due from credit institutions and central banks.

Amounts due from credit institutions and central banks are measured at amortised cost, as described under Loans and advances.

Note

45 (cont'd) **Financial instruments – general**

Purchases and sales of financial instruments are measured at fair value at the settlement date. From the trading date to the settlement date, changes in the fair value of the unsettled financial instruments are recognised.

Note 1, Critical accounting policies, explains the classification of financial assets and liabilities.

**Trading portfolio (assets and liabilities)**

Assets in the trading portfolio comprise the equities, bonds, loans and advances, and derivatives with positive fair value held by the Group's trading departments. Liabilities in the trading portfolio consist of derivatives with negative fair value and obligations to deliver securities.

At initial recognition, the trading portfolio is measured at fair value, excluding transaction costs. Subsequently, the portfolio is measured at fair value through profit or loss.

***Determination of fair value***

The fair value of financial assets and liabilities is measured on the basis of quoted market prices of financial instruments traded in active markets. If an active market exists, fair value is based on the most recently observed market price at the balance sheet date.

If a financial instrument is quoted in a market that is not active, the valuation is based on the most recent transaction price. Adjustment is made for subsequent changes in market conditions, for instance by including transactions in similar financial instruments that are assumed to be motivated by normal business considerations.

If an active market does not exist, the fair value of standard and simple financial instruments, such as interest rate and currency swaps and unlisted bonds, is measured according to generally accepted valuation techniques. Market-based parameters are used to measure fair value. The fair value of more complex financial instruments, such as swaptions, interest rate caps and floors, and other OTC products, is measured on the basis of internal models, many of which are based on valuation techniques generally accepted in the industry.

The results of calculations made on the basis of valuation techniques are often estimates, because exact values cannot be determined from market observations. Consequently, additional parameters, such as liquidity risk and counterparty risk, are sometimes used to measure fair value.

If, at the time of acquisition, a difference arises between the value of a financial instrument calculated on the basis of non-observable inputs and actual cost (day-one profit or loss) and the difference is not the result of transaction costs, the Group adjusts model parameters to actual cost.

**Investment securities**

Investment securities consists of financial assets that, under the fair value option, the Group designates at fair value through profit or loss, available-for-sale financial assets and held-to-maturity investments.

***Financial assets at fair value***

Financial assets at fair value comprise securities managed on a fair value basis but without short-term profit taking. Realised and unrealised capital gains and losses and dividends are recognised in the income statement under Net trading income.

***Available-for-sale financial assets***

Available-for-sale financial assets consist of bonds acquired neither with the intention to sell in the near term nor with the intention to hold until maturity. At the time of acquisition, such bonds must be quoted in an active market.

Bonds treated as available-for-sale financial assets are measured at fair value at initial recognition and subsequently at fair value, with unrealised gains or losses recognised in other comprehensive income. The unrealised value adjustments reflecting hedged interest rate risks that qualify for fair value hedge accounting are, however, recognised under Net trading income. The Group recognises interest income according to the effective interest method, amortising the difference between cost and the redemption value over the term to maturity of the bonds.

If objective evidence of impairment exists as described under Loans and advances, the Group recognises the impairment charge under Net trading income. The impairment charge equals the difference between the fair value at the time of calculation and amortised cost. If the fair value subsequently rises and the increase is attributable to one or more events that have occurred after the impairment charge was recognised, the Group reverses the impairment charge in the income statement.

When bonds are sold, the Group reclassifies unrealised value adjustments recognised in other comprehensive income under Net trading income in the income statement.

***Held-to-maturity investments***

Held-to-maturity investments covers bonds with a quoted price in an active market that are held for the purpose of generating a return until maturity. Held-to-maturity investments are measured at amortised cost.

Note

45 **Loans and advances**

(cont'd) Loans and advances consists of loans and advances disbursed directly to borrowers and loans and advances acquired after disbursement. Loans and advances extended or acquired that the Group intends to resell in the near term are included in the trading portfolio. Loans and advances includes conventional bank loans; finance leases; mortgages and pledges; reverse transactions, except for transactions with credit institutions and central banks; and certain bonds not quoted in an active market at the time of acquisition. Moreover, the item includes loans secured on real property, except for loans granted by Realkredit Danmark that are recognised under Loans and advances at fair value.

At initial recognition, loans and advances are measured at fair value plus transaction costs less origination fees and other charges. Subsequently, they are measured at amortised cost, according to the effective interest method, less any impairment charges. The difference between the value at initial recognition and the nominal value is amortised over the term to maturity and recognised under Interest income. If fixed-rate loans and advances and amounts due are hedged effectively by derivatives, the fair value of the hedged interest rate risk is added to the amortised cost of the assets.

*Impairment*

If objective evidence of impairment of a loan, an advance or an amount due exists, and the effect of the impairment event or events on the expected cash flow from the loan is reliably measurable, the Group determines the impairment charge individually.

Objective evidence of impairment of loans and advances exists if at least one of the following events has occurred:

- the borrower is experiencing significant financial difficulty
- the borrower's actions, such as default or delinquency in interest or principal payments, lead to a breach of contract
- the Group, for reasons relating to the borrower's financial difficulty, grants to the borrower a concession that the Group would not otherwise have granted
- it becomes probable that the borrower will enter bankruptcy or other financial reorganisation

All loans, advances and amounts due are tested individually for impairment at the end of each reporting period. The impairment charge equals the difference between the carrying amount and the present value of the most likely future cash flow from the loan. Impairment charges are assessed by credit officers. The present value of fixed-rate loans and advances is calculated at the original effective interest rate, whereas the present value of loans and advances with a variable rate of interest is calculated at the current effective interest rate.

If a borrower experiences significant financial difficulty, the debt is written down to the amount that the borrower is expected to be able to repay after a financial reorganisation. If financial reorganisation is not possible, the write-down equals the estimated recoverable amount in the event of bankruptcy.

All loans and advances for which objective evidence of impairment exists, including loans for which impairment charges have not been recognised because collateral provided is sufficient, are rated 10 or 11 in the Group's rating system. If a facility is past due for 90 days, all the customer's facilities with the Group are rated 11, and an overall impairment charge for the facilities is recognised.

Loans and advances without objective evidence of impairment are included in an assessment of collective impairment at portfolio level. Collective impairment is calculated for portfolios of loans and advances with similar credit characteristics when impairment of expected future cash flows from the portfolio has occurred but no interest rate change has been agreed to adjust the credit margin. The collective impairment charge reflects downgrading of customers' rating over time (migration). The loans and advances are divided into portfolios based on current ratings. Calculation of charges also factors in upgrading of loan portfolios.

The cash flows are specified by means of parameters used for solvency calculations and historical loss data adjusted for use in the financial statements, for example. The adjustment reflects the loss identification period shown by the Group's empirical data. This period is the period from the first appearance of evidence of impairment to the determination of a loss at customer level.

Collective impairment is calculated as the difference between the carrying amount of the loans and advances of the portfolio and the present value of expected future cash flows.

The collective impairment charge reflecting downgrading of customer facilities is adjusted if the Group is aware of market conditions on the balance sheet date that are not fully reflected in the Group's models. In times of favourable economic conditions, adjustments will reduce the impairment charge, while it may increase in an economic downturn. Examples of factors that may affect the collective impairment charge are levels of unemployment, housing prices and freight rates.

Impairment charges for loans and advances and guarantees are booked in an allowance account and set off against loans and advances or recognised as provisions for guarantees. Impairment charges for loans and advances are recorded under Loan impairment charges in the income statement. If subsequent events show that impairment is not permanent, charges are reversed.

Loans and advances that are considered uncollectible are written off. Write-offs are debited to the allowance account. Loans and advances are written off once the usual collection procedure has been completed and the loss on the individual loan or advance can be calculated. If the full loss is not expected to be realised until after a number of years, for example in the event of administration of complex estates, a partial write-off is recognised reflecting the Group's claim less collateral, estimated dividend and other cash flows.

Note

45 (cont'd) In accordance with the effective interest method, interest is recognised on the basis of the value of the loans and advances less impairment charges. Consequently, part of the allowance account balance is set aside for future interest income until the time of write-off.

**Loans and advances at fair value and bonds issued by Realkredit Danmark**
Loans and advances granted under Danish mortgage finance law are funded by issuing listed mortgage bonds with matching terms. Borrowers may repay such loans and advances by delivering the underlying bonds.

The Group buys and sells own bonds issued by Realkredit Danmark on an ongoing basis because such securities play an important role in the Danish financial market. If these loans, advances and bonds were measured at amortised cost, the purchase and sale of own bonds would result in timing differences in profit and loss recognition. The purchase price of the mortgage bond portfolio would not equal the amortised cost of the issued bonds, and elimination would result in arbitrary recognition of profit and loss. If the Group subsequently decided to sell its holding of own bonds, the new amortised cost of this "new issue" would not equal the amortised cost of the matching loans, and the difference would be amortised over the remaining term to maturity. Consequently, the Group recognises loans, advances and issued bonds at fair value in accordance with the fair value option offered by IAS 39 to ensure that neither profit nor loss will occur on the purchase of own bonds.

At initial recognition, loans, advances and issued bonds are measured at fair value, excluding transaction costs. Subsequently, such assets and liabilities are measured at fair value.

The fair value of the bonds issued by Realkredit Danmark is normally defined as their market value. A small part of the issued bonds are illiquid, however, and the fair value of these bonds is calculated on the basis of a discounted cash flow valuation technique.

The fair value of the loans and advances is based on the fair value of the underlying bonds adjusted for the credit risk on borrowers in accordance with the principles described under Loans and advances.

**Assets and deposits under pooled schemes and unit-linked investment contracts**
These items include assets and deposits under pooled schemes and unit-linked contracts defined as investment contracts.

Assets earmarked for customer savings are measured at fair value and recognised under Assets under pooled schemes and unit-linked investment contracts. Similarly, deposits made by customers are recognised under Deposits under pooled schemes and unit-linked investment contracts. These deposits are recognised at the value of savings.

Holdings of shares and bonds issued by the Group are deducted from shareholders' equity or eliminated. Consequently, the value of Deposits under pooled schemes and unit-linked investment contracts exceeds that of Assets under pooled schemes and unit-linked investment contracts.

**Assets and liabilities under insurance contracts**
Assets under insurance contracts comprises assets earmarked for policyholders, that is, assets on which most of the return accrues to policyholders. The assets, which include financial assets, investment property, tangible assets and associated undertakings, are specified in the notes. The valuation technique used matches the Group's accounting policy for similar assets. Note 22 shows holdings in undertakings classified as associated undertakings at group level. A few pieces of real property are jointly owned and therefore consolidated in the financial statements on a pro rata basis.

Liabilities under insurance contracts consists of life insurance provisions, provisions for unit-linked insurance contracts, collective bonus potential, other technical provisions and other liabilities.

Holdings of shares and bonds issued by the Group are deducted from shareholders' equity or eliminated. Consequently, the value of Liabilities under insurance contracts exceeds that of Assets under insurance contracts.

***Life insurance provisions***
Life insurance provisions comprises obligations towards policyholders to

- pay guaranteed benefits
- pay bonuses over time on agreed premiums not yet due
- pay bonuses on premiums and other payments due.

Recognition of life insurance provisions is based on actuarial computations of the present value of expected benefits for each insurance contract using the discount rate at the balance sheet date.

These computations rely on specific assumptions about expected future mortality and disability rates based on historical data from Danica's portfolio plus an allowance for risk.

Obligations under guaranteed benefits are calculated as the present value of current guaranteed benefits plus the present value of expected future administrative expenses less future premiums.

Danish rules on insurance accounting determine the discount rate: The discount rate is a zero-coupon yield curve estimated on the basis of euro swap market rates to which is added the spread between Danish and German government bonds. Until the end of 2010, a mortgage yield curve spread is also added. The change did not affect insurance liabilities at December 31, 2009, but reduced insurance liabilities at December 31, 2008, by DKr1.1bn. The effect on net profit was an increase of DKr0.4bn in 2008 and a corresponding decrease in 2009.

Note

45 (cont'd) *Provisions for unit-linked insurance contracts*

Provisions are measured at fair value on the basis of each contract's percentage of the earmarked assets and the benefits guaranteed.

**Collective bonus potential**

Provisions for collective bonus potential comprises policyholders' share of the realised result of policies with a bonus entitlement not yet allocated to the individual policyholder.

*Other technical provisions*

Other technical provisions includes outstanding claims provisions, unearned premium provisions, and provisions for bonuses and premium discounts.

*Other liabilities*

Other liabilities includes the portion of Danica Pension's other liabilities that rests with policyholders. Other types of liability are measured in accordance with the Group's accounting policies for such liability types.

**Intangible assets**

*Goodwill*

Goodwill arises on the acquisition of an undertaking and is calculated as the difference between the cost of the undertaking and the fair value of its net assets, including contingent liabilities, at the time of acquisition. Goodwill on acquisitions made before 2002 was written off against shareholders' equity in the year of acquisition.

Goodwill on associated undertakings is recognised under Holdings in associated undertakings.

Goodwill is allocated to cash-generating units at the level at which the management monitors the investment. Goodwill is not amortised; instead each cash-generating unit is tested for impairment at least once a year. Goodwill is written down to its recoverable amount through the income statement if the carrying amount of the net assets of the cash-generating unit exceeds the higher of the assets' fair value less costs to sell and their value in use, which equals the present value of the future cash flows expected from the unit.

*Other intangible assets*

Software acquired is measured at cost, including the expenses incurred to make each software application ready for use. Software acquired is amortised over its expected useful life, which is usually three years, according to the straight-line method.

Software developed by the Group is recognised as an asset if the cost of development is reliably measurable and analyses show that the future profit from using the individual software applications exceeds cost. Cost is defined as development costs incurred to make each software application ready for use. Once the software has been developed, the cost is amortised over the expected useful life, which is usually three years, according to the straight-line method. Development costs consist primarily of direct remuneration and other development costs that may be attributed directly. Expenses incurred in the planning phase are not included; such expenses are booked when incurred.

Identifiable intangible assets taken over on the acquisition of undertakings are recognised at the time of acquisition at their fair value and amortised over their expected useful lives, which are usually three years, according to the straight-line method. The value of intangible assets with indefinite useful lives is not amortised, but the assets are tested for impairment at least once a year according to the principles applicable to goodwill.

Other intangible assets to be amortised are tested for impairment if indications of impairment exist, and the assets are subsequently written down to their value in use.

Costs attributable to the maintenance of intangible assets are expensed in the year of maintenance.

**Investment property**

Investment property is real property, including real property let under operating leases, which the Group owns for the purpose of receiving rent and/or obtaining capital gains. The section on domicile property below explains the distinction between domicile and investment property.

On acquisition, investment property is recognised at cost, including transaction costs. Subsequently, the property is measured at fair value. Fair value adjustments and rental income are recognised under Other income in the income statement.

The fair value is assessed by the Group's valuers at least once a year. Assessments are based on the expected return on the Group's property and on the rate of return calculated for each property. The rate of return of a property is determined on the basis of its location, type, possible uses, layout and condition as well as on the terms of lease agreements, rent adjustment and credit quality of the lessees.

**Tangible assets**

Tangible assets includes domicile property, machinery, furniture and fixtures. Machinery, furniture and fixtures covers equipment, vehicles, furniture, fixtures, property improvement expenditure and lease assets.

*Domicile property*

Domicile property is real property occupied by the Group's administrative departments, branches and other service units. Real property with both domicile and investment property elements is allocated proportionally to the two categories if the elements are separately sellable. If that is not the case, such real property is classified as domicile property, unless the Group occupies less than 10% of the total floorage.

Domicile property is measured at cost plus property improvement expenditure and less depreciation and impairment charges. The straight-line depreciation of the property is based on the expected scrap value and an estimated useful life of 20 to 50 years. Real property held under long-term leases is depreciated on a progressive scale.

Note

45 (cont'd) Investment property which becomes domicile property because the Group starts using it for its own activities is recognised at fair value at the time of reclassification. Domicile property which becomes investment property is recognised at fair value at the time of reclassification. Any revaluation of domicile property is recognised in other comprehensive income.

Domicile property which, according to a publicly announced plan, the Group expects to sell within 12 months is recognised as an asset held for sale.

Real property taken over as part of the settlement of debt is recognised under Other assets.

*Machinery, furniture and fixtures*
Equipment, vehicles, furniture, fixtures and property improvement expenditure are recognised at cost less depreciation and impairment charges. Assets are depreciated over their expected useful lives, which are usually three years, according to the straight-line method. Leasehold improvements are depreciated over the term of the lease, with a maximum of 10 years.

*Lease assets*
Lease assets consists of assets, except real property, leased under operating leases with the Group as the lessor. Lease assets are measured using the same valuation technique as that applied by the Group to its other equipment, vehicles, furniture and fixtures. When, at the end of the lease period, lease assets are put up for sale, the assets are transferred to Other assets.

*Impairment*
Tangible assets are tested for impairment if indications of impairment exist. An impaired asset is written down to its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.

**Other assets**
Other assets includes interest and commission due, prepayments, lease assets put up for sale at the expiry of the lease agreement and assets held for sale.

*Lease assets put up for sale*
Lease assets put up for sale are measured at the lower of their carrying amount at the time of reclassification (expiry of the lease agreement) and their fair value less expected costs to sell.

*Assets held for sale*
Assets held for sale are tangible assets, except investment property, and assets of group undertakings actively marketed for sale within one year, for example assets or businesses taken over under non-performing loan agreements.

Tangible assets held for sale are measured at the lower of their carrying amount at the time of reclassification and their net realisable value and are no longer depreciated. Assets of group undertakings are recognised at the lower of cost and expected net realisable value. Liabilities of group undertakings are initially measured at fair value and subsequently in accordance with the Group's general accounting policies.

*Financial guarantees issued to the Group*
Financial guarantees issued to the Group are contracts that require the issuer to make specified payments to reimburse the Group for a loss that it incurs because a specified debtor or a group of debtors fail to make payment when due in accordance with the terms of a debt instrument. Prepaid guarantee premiums are recognised under Other assets. Future payments that the Group is likely to receive are recognised as amounts due at present value.

**Amounts due to credit institutions and central banks/Deposits**
Amounts due to credit institutions and central banks and Deposits include amounts received under repo transactions (sales of securities which the Group agrees to repurchase at a later date).

Amounts due to credit institutions and central banks and Deposits are measured at amortised cost plus the fair value of the hedged interest rate risk.

**Other issued bonds/Subordinated debt**
Other issued bonds and Subordinated debt comprise the bonds issued by the Group except bonds issued by Realkredit Danmark. Subordinated debt is liabilities in the form of subordinated loan capital and other capital investments which, in case of the Group's voluntary or compulsory winding-up, will not be repaid until after the claims of its ordinary creditors have been met.

Other issued bonds and Subordinated debt are measured at amortised cost plus the fair value of the hedged interest rate risk.

The yield on some issued bonds depends on an index that is not closely linked to the bonds' financial characteristics, for example an equity or commodity index. Such embedded derivatives are separated and recognised at fair value in the trading portfolio.

**Other liabilities**
Other liabilities includes accrued interest, fees and commissions that do not form part of the amortised cost of a financial instrument.

Other liabilities also includes pension obligations and provisions for other obligations, such as lawsuits and guarantees.

If a lawsuit is likely to result in payment, a liability is recognised if it can be measured reliably. The liability is recognised at the present value of expected payments.

*Pension obligations*
The Group's pension obligations consist of both defined contribution and defined benefit pension plans for its staff. Under the defined contribution pension plans, the Group pays regular contributions to insurance companies and other institutions. Such payments are expensed as they are earned by the

Note

45 (cont'd) staff, and the obligations under the plans are taken over by the insurance companies and other institutions.

Under the defined benefit pension plans, the Group is under an obligation to pay defined future benefits starting at the time of retirement. The amounts payable are recognised on the basis of an actuarial computation of the present value of expected benefits. The present value is calculated on the basis of expected future trends in salaries and interest rates, time of retirement, mortality rates and other factors.

The present value of pension benefits less the fair value of pension assets is recognised as a pension obligation for each plan under Other liabilities. If the net amount of a defined benefit pension plan is positive and may be repaid to the Group or reduce its future contributions to the plan, the net amount is recognised under Other assets. The discount rate is based on the market rate that applies to high-quality corporate bonds with maturities that correspond to the maturity of the pension obligations.

The difference between expected trends in pension assets and benefits and actual trends will result in actuarial gains or losses. Actuarial gains or losses that do not exceed the higher of 10% of the present value of benefits and 10% of the fair value of pension assets are not recognised in the income statement or on the balance sheet but form part of the corridor. If the accumulated actuarial gains or losses exceed both these threshold values, the excess amount is recognised both in the income statement and in the net pension obligation distributed over the expected remaining period of service of the staff covered by the plan.

*Irrevocable loan commitments and guarantees*
At initial recognition, irrevocable loan commitments and guarantees are recognised at the amount of premiums received. Subsequently, guarantees are measured at the higher of the received premium amortised over the guarantee period and the provision made, if any. Provisions for irrevocable loan commitments and guarantees are recognised under Other liabilities if it is likely that drawings will be made under a loan commitment or claims will be made under a guarantee and the amount payable can be reliably measured. The liability is recognised at the present value of expected payments. Irrevocable loan commitments are discounted in accordance with the interest terms.

**Deferred tax assets/Deferred tax liabilities**
Deferred tax on all temporary differences between the tax base of assets and liabilities and their carrying amounts is accounted for in accordance with the balance sheet liability method. Deferred tax is recognised under Deferred tax assets and Deferred tax liabilities.

The Group does not recognise deferred tax on temporary differences between the tax base and the carrying amounts of goodwill not subject to amortisation for tax purposes and other items if the temporary differences arose at the time of acquisition without effect on net profit or taxable income. If the tax base may be calculated according to several sets of tax regulations, deferred tax is measured in accordance with the regulations that apply to the use of the asset or settlement of the liability planned by the management.

Tax assets arising from unused tax losses and unused tax credits are recognised to the extent that it is probable that the unused tax losses and unused tax credits can be used.

Deferred tax is measured on the basis of the tax regulations and rates that, according to the rules in force at the balance sheet date, will apply in the relevant countries at the time the deferred tax is expected to crystallise as current tax. Changes in deferred tax as a result of changes in tax rates are recognised in the income statement.

**Current tax assets/Current tax liabilities**
Current tax assets and liabilities are recognised on the balance sheet as the estimated tax charge on the profit for the year adjusted for prepaid tax and prior-year tax payables and receivables.

Tax assets and liabilities are offset if the Group has a legally enforceable right to set off such assets and liabilities and intends either to settle the assets and liabilities on a net basis or to realise the assets and settle the liabilities simultaneously.

**Shareholders' equity**
***Foreign currency translation reserve***
The foreign currency translation reserve includes differences arisen since January 1, 2004, from the translation of the financial results of and net investments in units outside Denmark from their functional currencies into Danish kroner. The reserve also includes exchange rate adjustments of financial liabilities used to hedge net investments in such units.

If the net investment in a unit outside Denmark is fully or partly realised, translation differences are recognised in the income statement.

***Reserve for assets available for sale***
The reserve covers unrealised value adjustments of bonds treated as available-for-sale financial assets recognised in other comprehensive income. Unrealised value adjustments of hedged interest rate risks that qualify for fair value hedge accounting are recognised in the income statement and not included in the reserve.

If objective evidence of impairment exists, the Group reclassifies accumulated unrealised capital losses from the reserve to the income statement. When bonds are sold, the Group also reclassifies unrealised value adjustments from the reserve to the income statement.

***Proposed dividends***
The Board of Directors' proposal for dividends for the year submitted to the general meeting is included as a separate reserve in shareholders' equity. The dividends are recognised as a liability when the general meeting has adopted the proposal.

Note

45 (cont'd)

*Own shares*

Amounts received and paid for the Group's sale and purchase of Danske Bank shares are recognised in other comprehensive income. The same applies to premiums received or paid for derivatives entailing settlement in own shares.

Capital reduction by cancellation of own shares will lower the share capital by an amount equal to the nominal value of the shares at the time of registration of the capital reduction.

*Share-based payments*

Share-based payments by the Group are settled in Danske Bank shares. The fair value at the grant date is expensed as the options vest and is set off against shareholders' equity. At the time of exercise, payment by employees is recognised as an increase in shareholders' equity. As with other purchases of Danske Bank shares, shares acquired for hedging purposes reduce shareholders' equity by the amount paid.

*Minority interests*

Minority interests' share of shareholders' equity equals the carrying amounts of the net assets in group undertakings not owned directly or indirectly by Danske Bank A/S.

**Contingent assets/Contingent liabilities**

Contingent assets and Contingent liabilities consist of possible assets and liabilities arising from past events whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Danske Bank Group.

Contingent assets are disclosed where an inflow of economic benefits is probable.

Contingent liabilities that can, but are not likely to, result in an outflow of economic resources are disclosed. In addition, disclosure is made of current liabilities that are not recognised because it is not probable that the liability will entail an outflow of economic resources or where no reliable estimate of the liability can be made.

INCOME STATEMENT

**Interest income and expenses**

Interest income and expenses arising from interest-bearing financial instruments measured at amortised cost are recognised in the income statement according to the effective interest method on the basis of the cost of the individual financial instrument. Interest includes amortised amounts of fees that are an integral part of the effective yield on a financial instrument, such as origination fees, and amortised differences between cost and redemption price, if any.

Interest income and expenses also includes interest on financial instruments measured at fair value, but not interest on assets and deposits under pooled schemes and unit-linked investment contracts; the latter is recognised under Net trading income. Origination fees on loans and advances measured at fair value are recognised under Interest income at origination.

Interest on loans and advances subject to individual impairment is recognised on the basis of the impaired value.

**Fee income and expenses**

Fee income and expenses are broken down into fees generated by activities and fees generated by portfolios.

Income from and expenses for services provided over a period of time, such as guarantee commissions and investment management fees, are accrued over the period. Transaction fees, such as brokerage and custody fees, are recognised on completion of the individual transaction.

**Net trading income**

Net trading income includes realised and unrealised capital gains and losses on trading portfolio assets and other securities (including securities recognised under Assets under insurance contracts, Loans and advances at fair value and Bonds issued by Realkredit Danmark) as well as exchange rate adjustments and dividends. The effect on profit and loss of fair value hedge accounting is also recognised under Net trading income.

Returns on assets under pooled schemes and unit-linked investment contracts and the crediting of the returns to customer accounts are also recognised as Net trading income. Moreover, the item includes the change in insurance obligations during the year due to additional provisions for benefit guarantees and tax on pension returns.

**Other income**

Other income includes rental income and lease payments under operating leases, adjustments of the fair value of investment property, amounts received on the sale of lease assets and gains and losses on the sale of other tangible and intangible assets.

**Net premiums**

Regular and single premiums on insurance contracts are recognised in the income statement at their due date. Premiums on investment contracts are recognised directly on the balance sheet. Reinsurance premiums received are deducted from premiums paid.

**Net insurance benefits**

Net insurance benefits includes benefits disbursed under insurance contracts. The item also includes adjustments to outstanding claims provisions and life insurance provisions that are not additional provisions for benefit guarantees. The benefits are recognised net of reinsurance.

**Income from associated undertakings**

Income from associated undertakings comprises the Group's proportionate share of the net profit or loss of the individual undertakings. Profit or loss on venture capital holdings is recognised as Net trading income, however.

**Profit on sale of undertakings**

The profit on sale of associated and group undertakings is the difference between the selling price and the carrying amount, including goodwill, if any.

Note

45 (cont'd) **Staff costs and administrative expenses**

***Staff costs***

Salaries and other remuneration that the Group expects to pay for work carried out during the year are expensed under Staff costs and administrative expenses. This item includes salaries, bonuses, expenses for share-based payments, holiday allowances, anniversary bonuses, pension costs and other remuneration.

***Bonuses and share-based payments***

Bonuses are expensed as they are earned. Until 2008, part of the bonuses for the year was paid in the form of equity-settled options and conditional shares. Share options may not be exercised until three years after the grant date and are conditional on the employee's not having resigned from the Group. Conditional shares vest three years after the grant date, provided that the employee has not resigned from the Group.

The fair value of share-based payments at the grant date is expensed over the service period that unconditionally entitles the employee to the payment. The intrinsic value of the options is expensed in the grant year, whereas the time value is accrued over the remaining service period. Expenses are set off against shareholders' equity. Subsequent changes to the fair value are not carried in the income statement.

***Pension obligations***

The Group's contributions to defined contribution pension plans are recognised in the income statement as they are earned by the employees. The Group applies the corridor method to defined benefit pension plans, and the income statement thus includes actuarial pension expenses (standard cost).

***State guarantee scheme***

The guarantee commission payable for participation in the Danish state guarantee is expensed over the guarantee period according to the straight-line method and recognised under expenses.

**Amortisation, depreciation and impairment charges**

In addition to amortisation, depreciation and impairment charges for intangible and tangible assets, the Group expenses the carrying amount of assets sold at the expiry of a lease agreement.

**Loan impairment charges**

Loan impairment charges includes losses on and impairment charges for loans, advances, amounts due from credit institutions and guarantees, as well as fair value adjustments of the credit risk on loans and advances recognised at fair value.

The item also includes impairment charges and realised gains and losses on tangible assets and businesses taken over by the Group under non-performing loan agreements if the assets qualify as held-for-sale assets. Similarly, subsequent value adjustments of assets that the Group has taken over and does not expect to sell within 12 months are recognised under loan impairment charges, provided that the Group has a right of recourse against the borrower.

**Tax**

Calculated current and deferred tax on the profit for the year and adjustments of tax charges for previous years are recognised in the income statement. Income tax for the year is recognised in accordance with the tax laws applying in the countries in which the Group operates. Tax on items recognised in other comprehensive income is recognised in other comprehensive income. Similarly, tax on items recognised in shareholders' equity is recognised in shareholders' equity.

**Comprehensive income**

Comprehensive income includes the net profit for the year and other comprehensive income from translation of units outside Denmark, non-Danish unit hedges and unrealised value adjustments of available-for-sale financial assets.

**Cash flow statement**

The Group has prepared its cash flow statement according to the indirect method. The statement is based on the pre-tax profit for the year and shows the cash flows from operating, investing and financing activities and the increase or decrease in cash and cash equivalents during the year.

Cash and cash equivalents consists of cash in hand and demand deposits with central banks and amounts due from credit institutions and central banks with original maturities shorter than three months.

**Financial highlights**

As shown in note 2 on business segments, the financial highlights deviate from the corresponding figures in the consolidated financial statements.

Income of the Danske Markets segment is recognised in the consolidated income statement under Net trading income and Net interest income. The value of each item may vary considerably from year to year, depending on the underlying transactions and changes in market conditions. The Net trading income item in the financial highlights shows all trading activity income, except yields on bonds classified as available-for-sale assets.

Income and expenses of the Danica Pension segment are consolidated on a line-by-line basis. The return on insurance activities accruing to the Group is determined by the contribution principle and is calculated primarily on life insurance obligations. Since the Group's return is not derived directly from the individual income statement items, net income from insurance business is presented on a single line in the financial highlights.

**Definitions of key financial ratios**

| Key financial ratio | Definition |
|---|---|
| Earnings per share (DKr) | Net profit for the year divided by the average number of shares outstanding during the year. |
| Diluted earnings per share (DKr) | Net profit for the year divided by the average number of shares outstanding during the year, including the dilutive effect of share options and conditional shares granted as share-based payments. |
| Return on average shareholders' equity (%) | Net profit for the year divided by average shareholders' equity during the year. |
| Cost/income ratio (%) | Operating expenses divided by total income. |
| Solvency ratio | Total capital base, less statutory deductions, divided by risk-weighted assets. |
| Tier 1 capital ratio | Tier 1 capital, including hybrid capital, less statutory deductions, divided by risk-weighted assets. |
| Tier 1 capital | Tier 1 capital consists primarily of paid-up share capital, plus retained earnings and less intangible assets. |
| Hybrid capital | Hybrid capital consists of loans that form part of tier 1 capital. This means that hybrid capital is used for covering losses if shareholders' equity is lost. |
| Capital base | The capital base consists of shareholders' equity and supplementary capital, less certain deductions, such as deduction for goodwill. Supplementary capital may not account for more than half of the capital base. |
| Supplementary capital | Supplementary capital consists of subordinated loan capital subject to certain restrictions. For example, if the Group defaults on its payment obligations, lenders cannot claim early redemption of the loan capital. |
| Risk-weighted assets | Total risk-weighted assets and off-balance-sheet items for credit risk, market risk and operational risk as calculated in accordance with the Danish FSA's rules on capital adequacy. |
| Dividend per share (DKr) | Proposed dividend of the net profit for the year divided by the number of issued shares at the end of the year. |
| Share price at December 31 | Closing price of Danske Bank shares at the end of the year. |
| Book value per share (DKr) | Shareholders' equity at December 31 divided by the number of shares outstanding at the end of the year. |
| Number of full-time-equivalent staff at December 31 | Number of full-time-equivalent staff (part-time staff translated into full-time staff) at the end of the year. The figure does not include the staff of businesses held for sale. |

# NOTES – DANSKE BANK GROUP'S RISK MANAGEMENT

## Risk exposure

The Danske Bank Group is exposed to a number of risks, which it manages at different organisational levels.

The categories of risk are as follows:

- Credit risk: The risk of losses because counterparties fail to meet all or part of their payment obligations to the Group.
- Market risk: The risk of losses because the fair value of the Group's assets and liabilities varies with changes in market conditions.
- Liquidity risk: The risk of losses because the Group's funding costs increase disproportionately, lack of funding prevents the Group from establishing new business, or lack of funding ultimately prevents the Group from meeting its obligations.
- Insurance risk: All types of risk in Danica Pension, including market risk, life insurance risk, business risk and operational risk.
- Pension risk: The risk of a pension shortfall in the Group's defined benefit plans that requires it to make additional contributions to cover pension obligations to current and former employees.

Danica Pension is a wholly-owned subsidiary of Danske Bank. As required by Danish law and the executive order on the contribution principle, Danica Pension has notified the Danish FSA of its profit policy. The contribution principle and the profit policy imply that policyholders receive the returns on assets allocated to them. Assets are allocated to policyholders to secure customers' guaranteed benefits. Market risk and other risks on assets and liabilities allocated to policyholders are therefore not consolidated in the following tables, but are treated in the section on life insurance risk.

For additional information about the Group's risk management approach, see the management's report and Risk Management 2009, which can be downloaded from the Group's website at www.danskebank.com/ir.

## Capital base

Danske Bank is a licensed financial services provider and must therefore comply with the capital requirements contained in the Danish Financial Business Act. Danish capital adequacy rules are based on the EU capital requirements directives and apply to both the Parent Company, Danske Bank A/S, and the Group. Similarly, the Group's financial subsidiaries in and outside Denmark must comply with local capital requirements.

The capital adequacy rules call for a minimum capital level of 8% of risk-weighted assets under Pillar I (credit risk, market risk and operational risk) plus any add-on to reflect the risks not adequately covered under Pillar I, for example pension risk, business risk and certain credit risks. Detailed rules regulate the calculation of capital and risk-weighted assets. Capital comprises core tier 1 capital and subordinated debt. Core tier 1 capital largely corresponds to the carrying amount of shareholders' equity, but goodwill and other intangible assets, etc. are not included. The solvency presentation in the statement of capital shows the difference between the carrying amount of shareholders' equity and core tier 1 capital. The Group's subordinated debt may, subject to certain conditions, be included in the capital base. Sections 124, 129, 132 and 136 of the Danish Financial Business Act specify these conditions. Note 31 shows the Group's subordinated debt.

Three international rating agencies – Standard & Poor's, Moody's and Fitch Ratings – regularly assess the Group's ability to honour its payment obligations. Good ratings give the Group easier and cheaper access to capital and liquidity from the capital markets.

# NOTES – DANSKE BANK GROUP'S RISK MANAGEMENT

(DKr m)

## Credit risk

Credit risk is defined as the risk of losses because one or more debtors or counterparties fail to meet all or part of their payment obligations to the Group. Credit risk also includes country and settlement risks.

Danske Bank grants credits on the basis of the customer's financial circumstances and of specific background assessments. Danske Bank monitors the financial position of customers on an ongoing basis to determine whether the basis for granting credit has changed. Facilities should reasonably match the customers' financial situation, including capital position and assets, and the customers must be able to demonstrate repayment ability. Collateral is generally required for long-term credit facilities (usually facilities with a term of more than five years). The Group is cautious about granting credit facilities to businesses and individuals if the Group will have obvious practical difficulties maintaining contact with the customer. The Group is particularly careful in granting credit to businesses in troubled or cyclical industries. The Group uses its credit system to monitor credit facilities regularly. The system contains data on limits and amounts drawn for all types of facilities and on collateral.

### Credit exposure

The Group's credit exposure is calculated on the basis of items on and off the balance sheet with credit risk.

The credit exposure relating to lending activities comprises items subject to credit risk that form part of the Group's core banking business, whereas the credit exposure relating to trading and investing activities comprises items subject to counterparty risk that form part of the Group's trading activities, including derivatives. The following tables list separate information for each of the two portfolios.

| | 2009 | 2008 |
|---|---|---|
| Credit exposure relating to lending activities | | |
| Balance sheet items: | | |
| Demand deposits with central banks | 23,929 | 9,968 |
| Due from credit institutions and central banks (incl. repo loans) | 202,356 | 215,823 |
| Loans and advances (excl. repo loans) | 981,079 | 1,118,142 |
| Repo loans | 146,063 | 233,971 |
| Loans and advances at fair value | 688,473 | 667,181 |
| Off-balance-sheet items: | | |
| Guarantees | 86,825 | 107,648 |
| Loan commitments < 1 year | 48,289 | 51,874 |
| Loan commitments > 1 year | 124,406 | 115,263 |
| Total credit exposure relating to lending activities | 2,301,420 | 2,519,870 |

| | 2009 | 2008 |
|---|---|---|
| Credit exposure relating to trading and investing activities | | |
| Balance sheet items: | | |
| Trading portfolio assets | 620,052 | 860,788 |
| Investment securities | 118,979 | 140,793 |
| Off-balance-sheet items: | | |
| Other unutilised commitments | 1,173 | 1,042 |
| Total credit exposure relating to trading and investing activities | 740,204 | 1,002,623 |
| Total credit exposure | 3,041,624 | 3,522,493 |

In addition, the Group has granted credit facilities related to credit cards and overdraft facilities that can be terminated at short notice. At the end of 2009, such unused credit facilities amounted to DKr141,841m (2008: DKr144,616m).

(DKr m)

**Credit exposure relating to lending activities**

The table named Credit exposure broken down by industry (GICS) shows the credit exposure of the Group's core banking business by industry and customer segment. The breakdown is based on the Global Industry Classification Standard (GICS) with the following additional categories: personal customers, subsidised housing companies, and central and local governments.

**Credit exposure broken down by industry (GICS)**

| 2009 | Personal customers | Commercial customers | Financial customers | Governments | Total | Past due but not impaired | Rating categories 10-11 |
|---|---|---|---|---|---|---|---|
| Central and local governments | - | - | - | 137,238 | 137,238 | 2 | - |
| Subsidised housing companies | - | 117,885 | - | - | 117,885 | 183 | 1,095 |
| Banks | - | - | 173,046 | - | 173,046 | - | 1,707 |
| Diversified financials | - | - | 180,410 | - | 180,410 | 214 | 6,791 |
| Other financials | - | - | 55,851 | - | 55,851 | 12 | 472 |
| Energy and utilities | - | 36,827 | - | - | 36,827 | 38 | - |
| Consumer discretionary and consumer staples | - | 212,999 | - | - | 212,999 | 1,909 | 5,889 |
| Commercial property | - | 242,092 | - | - | 242,092 | 2,250 | 18,218 |
| Construction, engineering and building products | - | 36,078 | - | - | 36,078 | 272 | 4,322 |
| Transportation and shipping | - | 68,070 | - | - | 68,070 | 881 | 1,763 |
| Other industrials | - | 86,603 | - | - | 86,603 | 729 | 3,313 |
| IT | - | 13,599 | - | - | 13,599 | 46 | - |
| Materials | - | 48,131 | - | - | 48,131 | 119 | 1,289 |
| Health care | - | 38,372 | - | - | 38,372 | 48 | 53 |
| Telecommunication services | - | 6,789 | - | - | 6,789 | 118 | 14 |
| Personal customers | 847,430 | - | - | - | 847,430 | 6,229 | 10,533 |
| Total | 847,430 | 907,445 | 409,307 | 137,238 | 2,301,420 | 13,050 | 55,459 |

| 2008 | Personal customers | Commercial customers | Financial customers | Governments | Total | Past due but not impaired | Rating categories 10-11 |
|---|---|---|---|---|---|---|---|
| Central and local governments | - | - | - | 75,852 | 75,852 | 1,828 | 123 |
| Subsidised housing companies | - | 159,571 | - | - | 159,571 | 749 | 2,640 |
| Banks | - | - | 245,712 | - | 245,712 | 21 | 139 |
| Diversified financials | - | 1,630 | 232,868 | - | 234,498 | 649 | 5,208 |
| Other financials | - | 116 | 155,414 | - | 155,530 | 400 | 256 |
| Energy and utilities | - | 44,318 | - | - | 44,318 | 120 | 285 |
| Consumer discretionary and consumer staples | - | 240,387 | - | - | 240,387 | 3,759 | 3,319 |
| Commercial property | - | 205,428 | - | - | 205,428 | 3,323 | 7,408 |
| Construction, engineering and building products | - | 42,057 | - | - | 42,057 | 835 | 2,290 |
| Transportation and shipping | - | 75,214 | - | - | 75,214 | 515 | 158 |
| Other industrials | - | 94,007 | - | - | 94,007 | 2,066 | 2,872 |
| IT | - | 15,739 | - | - | 15,739 | 285 | 177 |
| Materials | - | 56,090 | - | - | 56,090 | 588 | 680 |
| Health care | - | 33,026 | - | - | 33,026 | 121 | 383 |
| Telecommunication services | - | 8,694 | - | - | 8,694 | 218 | 20 |
| Personal customers | 833,747 | - | - | - | 833,747 | 8,282 | 6,661 |
| Total | 833,747 | 976,277 | 633,994 | 75,852 | 2,519,870 | 23,759 | 32,619 |

Obligations towards the Private Contingency Association are included under Banks in the Financial customers segment.

(DKr m)

**Credit exposure broken down by geographical area**

| 2009<br>Country of residence | Personal customers | Commercial customers | Financial customers | Governments | Total | Past due but not impaired | Rating categories 10-11 |
|---|---|---|---|---|---|---|---|
| Denmark | 561,221 | 449,095 | 140,157 | 100,828 | 1,251,301 | 7,272 | 22,348 |
| Finland | 87,735 | 91,800 | 4,157 | 6,034 | 189,726 | 2,381 | 3,569 |
| Sweden | 65,843 | 132,829 | 32,769 | 5,700 | 237,141 | 220 | 1,944 |
| Ireland | 29,698 | 38,884 | 26,093 | 3,951 | 98,626 | 1,627 | 11,545 |
| UK | 18,517 | 33,430 | 102,275 | 10,520 | 164,742 | 304 | 6,877 |
| Germany | 635 | 13,158 | 5,800 | 355 | 19,948 | 53 | 314 |
| Baltics | 13,966 | 11,962 | 2,566 | 655 | 29,149 | 320 | 2,579 |
| Other EU member states | 2,960 | 9,187 | 47,477 | 760 | 60,384 | 26 | 452 |
| Norway | 62,470 | 104,850 | 10,455 | 6,998 | 184,773 | 807 | 3,112 |
| Eastern Europe | 152 | 1,270 | 858 | 26 | 2,306 | 1 | 49 |
| Other European countries | 1,048 | 2,468 | 4,655 | 8 | 8,179 | 13 | 324 |
| North America | 1,062 | 13,570 | 24,741 | 208 | 39,581 | 8 | 2,285 |
| Central and South America | 160 | 557 | 219 | 173 | 1,109 | 1 | 8 |
| Africa | 214 | 1,232 | 790 | 589 | 2,825 | 1 | 4 |
| Asia | 1,585 | 2,900 | 6,038 | 433 | 10,956 | 15 | 47 |
| Oceania | 164 | 253 | 257 | - | 674 | 1 | 2 |
| Total | 847,430 | 907,445 | 409,307 | 137,238 | 2,301,420 | 13,050 | 55,459 |

| 2008<br>Country of residence | Personal customers | Commercial customers | Financial customers | Governments | Total | Past due but not impaired | Rating categories 10-11 |
|---|---|---|---|---|---|---|---|
| Denmark | 576,649 | 465,298 | 214,801 | 38,576 | 1,295,324 | 12,838 | 9,822 |
| Finland | 87,242 | 108,864 | 5,473 | 3,063 | 204,642 | 3,047 | 2,190 |
| Sweden | 51,427 | 149,171 | 47,891 | 23,231 | 271,720 | 720 | 1,727 |
| Ireland | 30,998 | 47,635 | 40,024 | 1,372 | 120,029 | 2,019 | 6,536 |
| UK | 16,963 | 40,043 | 148,136 | 150 | 205,292 | 800 | 2,733 |
| Germany | 607 | 16,700 | 14,345 | 155 | 31,807 | 95 | 680 |
| Baltics | 14,409 | 8,654 | 7,661 | 624 | 31,348 | 2,218 | 470 |
| Other EU member states | 3,041 | 13,106 | 80,272 | 684 | 97,103 | 2 | 775 |
| Norway | 48,164 | 102,341 | 11,543 | 7,002 | 169,050 | 1,782 | 1,876 |
| Eastern Europe | 95 | 671 | 1,428 | - | 2,194 | 2 | 1 |
| Other European countries | 963 | 3,315 | 8,545 | - | 12,823 | - | 419 |
| North America | 1,113 | 14,581 | 43,071 | - | 58,765 | 30 | 5,348 |
| Central and South America | 269 | 681 | 640 | 186 | 1,776 | 145 | 24 |
| Africa | 212 | 362 | 957 | 445 | 1,976 | 2 | 2 |
| Asia | 1,413 | 4,553 | 8,894 | 364 | 15,224 | 57 | 15 |
| Oceania | 182 | 302 | 313 | - | 797 | 2 | 1 |
| Total | 833,747 | 976,277 | 633,994 | 75,852 | 2,519,870 | 23,759 | 32,619 |

[DKr m]

**Classification of customers**

As part of its credit risk management, the Group classifies customers according to their probability of default on obligations to the Group. The Group updates classifications regularly to identify early signs of weakness in customer earnings and liquidity. Risk classification comprises rating and credit scoring of customers.

Customers are rated by the Group's credit organisation. Customer advisers provide factual data about their customers, and ratings are then assigned by credit officers independently of the individual adviser. The Group generally rates customers on an annual basis. Large corporate customers and financial counterparties are rated at least every four months, however, or when new relevant information becomes available. Examples of relevant information are financial statements, budgets or changes to a company's day-to-day management or board of directors.

The Group assigns credit scores to customers not rated, including personal customers. Credit scoring is a statistical model that predicts the probability of customers' defaulting on their obligations to the Group. The model uses account history as one of its parameters.

In its credit risk management, the Group uses point-in-time probability of default (PD) estimates. These point-in-time PD estimates express a customer's creditworthiness in the current economic situation. The Group's classification scale consists of 11 general rating categories with fixed PD bands. During a recession period, a customer's point-in-time PD will normally increase and in turn migrate the customer to a lower rating category.

At the end of the year, the exposure-weighted average PD was 1.25%, against 0.64% in 2008.

**Credit exposure broken down by rating category**

| 2009<br>Rating category | Upper PD | Lower PD | Personal customers | Commercial customers | Financial customers | Governments | Total |
|---|---|---|---|---|---|---|---|
| 1 | 0.00 | 0.01 | 11,266 | 273 | 42,058 | 101,521 | 155,118 |
| 2 | 0.01 | 0.03 | 61,662 | 23,529 | 52,387 | 21,768 | 159,346 |
| 3 | 0.03 | 0.06 | 127,534 | 102,002 | 160,711 | 5,968 | 396,215 |
| 4 | 0.06 | 0.14 | 130,451 | 126,908 | 41,565 | 2,336 | 301,260 |
| 5 | 0.14 | 0.31 | 185,574 | 159,701 | 35,245 | 1,758 | 382,278 |
| 6 | 0.31 | 0.63 | 105,316 | 187,134 | 37,188 | 2,108 | 331,746 |
| 7 | 0.63 | 1.90 | 138,381 | 138,492 | 14,547 | 1,036 | 292,456 |
| 8 | 1.90 | 7.98 | 63,780 | 94,832 | 12,523 | 733 | 171,868 |
| 9 | 7.98 | 25.70 | 12,933 | 38,618 | 4,113 | 10 | 55,674 |
| 10 | 25.70 | 99.99 | 2,494 | 19,486 | 2,869 | - | 24,849 |
| 11 | 100.00 | 100.00 | 8,039 | 16,470 | 6,101 | - | 30,610 |
| Total | | | 847,430 | 907,445 | 409,307 | 137,238 | 2,301,420 |

| 2008<br>Rating category | Upper PD | Lower PD | Personal customers | Commercial customers | Financial customers | Governments | Total |
|---|---|---|---|---|---|---|---|
| 1 | 0.00 | 0.01 | 27,529 | 7,782 | 113,765 | 57,202 | 206,278 |
| 2 | 0.01 | 0.03 | 98,063 | 46,707 | 138,465 | 14,387 | 297,622 |
| 3 | 0.03 | 0.06 | 138,873 | 141,887 | 165,110 | 1,248 | 447,118 |
| 4 | 0.06 | 0.14 | 152,216 | 200,201 | 60,987 | 601 | 414,005 |
| 5 | 0.14 | 0.31 | 152,615 | 214,823 | 59,359 | 1,150 | 427,947 |
| 6 | 0.31 | 0.63 | 81,685 | 190,206 | 38,531 | 671 | 311,093 |
| 7 | 0.63 | 1.90 | 103,120 | 88,558 | 9,373 | 276 | 201,327 |
| 8 | 1.90 | 7.98 | 66,892 | 54,566 | 34,049 | 316 | 155,823 |
| 9 | 7.98 | 25.70 | 7,282 | 15,064 | 3,691 | 1 | 26,038 |
| 10 | 25.70 | 99.99 | 1,010 | 6,434 | 1,472 | - | 8,916 |
| 11 | 100.00 | 100.00 | 4,462 | 10,049 | 9,192 | - | 23,703 |
| Total | | | 833,747 | 976,277 | 633,994 | 75,852 | 2,519,870 |

# NOTES – DANSKE BANK GROUP'S RISK MANAGEMENT

(DKr m)

**Concentration risks**

As part of its credit risk management, the Group has established internal concentration limits that are monitored on a regular basis, including limits for exposures to both portfolios and single customers.

Under section 145 of the Danish Financial Business Act, exposure to a single customer or a group of related customers, after deduction of particularly secure claims, may not exceed 25% of the capital base. After deduction of particularly secure claims, the sum of all exposures that exceed 10% of the capital base may not exceed 800% of the capital base. The Group submits quarterly reports to the Danish FSA on its compliance with these rules. In 2009, the Group's exposures did not exceed the limits established by section 145.

The table below shows credit exposures to groups equalling 10% or more of the Group's capital base. The table does not include intra-group balances.

| | 2009<br>Exposures calculated in accordance with section 145 | 2008<br>Exposures calculated in accordance with section 145 |
|---|---|---|
| Number | 2 | 9 |
| Exposure >20% of capital base | - | - |
| Exposure between 10% and 20% of capital base | 36,952 | 131,478 |
| Total | 36,952 | 131,478 |
| Utilisation of 800% limit (%) | 24.9 | 107.0 |

**Collateral**

Mitigating risks in the credit portfolio is a key element of the Group's credit policies. For many loan products, collateral is required by legislation, as in the mortgage finance market, or by market practice.

Important means of risk mitigation are collateral and guarantees. The most important types of collateral provided are real property and financial assets (shares or bonds).

The Group regularly assesses the market value of collateral provided. The Group has developed models to estimate the value of the most frequently occurring types of collateral. For collateral for which no valuation model exists, the Group calculates the value manually. It calculates the value as the market value less a haircut. The haircut represents a conservative estimate of the costs to sell in a forced sale. Costs to sell include maintenance costs in the period over which the asset is up for sale, fees for external advisory services and any loss in value. For real property, haircuts depend on the property type, condition, location and other criteria and usually range from 20 to40% of the property's market value. For listed securities, haircuts are calculated with an internal model based on variables such as price volatility and marketability. For unlisted securities, the haircut is 100%.

The Group's realisation of collateral is generally made on behalf of the borrower. If the Group, however, submits the highest bid at a forced sale of property and acquires title, it will seek to sell the property as soon as possible. At the end of 2009, the Group had taken over properties in Denmark that are recognised at a carrying amount of DKr84m and properties in other countries that are recognised at a carrying amount of DKr110m. The properties are held for sale.

# NOTES – DANSKE BANK GROUP'S RISK MANAGEMENT

(DKr m)

**Collateral**

| 2009 | Personal customers | Commercial customers | Financial customers | Governments | Total |
|---|---|---|---|---|---|
| Credit exposure | 847,430 | 907,445 | 409,307 | 137,238 | 2,301,420 |
| Collateral value | 673,063 | 467,156 | 334,602 | 18,400 | 1,493,221 |
| Total unsecured credit exposure | 174,367 | 440,289 | 74,705 | 118,838 | 808,199 |
| Unsecured portion of credit exposure (%) | 20.6 | 48.5 | 18.3 | 86.6 | 35.1 |
| **2008** | | | | | |
| Credit exposure | 833,747 | 976,278 | 633,993 | 75,852 | 2,519,870 |
| Collateral value | 684,626 | 502,288 | 424,179 | 10,371 | 1,621,464 |
| Total unsecured credit exposure | 149,121 | 473,990 | 209,814 | 65,481 | 898,406 |
| Unsecured portion of credit exposure (%) | 17.9 | 48.6 | 33.1 | 86.3 | 35.7 |

| 2009 | Personal customers | Commercial customers | Financial customers | Governments | Total |
|---|---|---|---|---|---|
| Real property | 655,428 | 364,486 | 4,478 | 1,400 | 1,025,792 |
| Personal | 655,428 | - | - | - | 655,428 |
| Commercial | - | 293,116 | - | - | 293,116 |
| Agricultural | - | 44,970 | - | - | 44,970 |
| Other | - | 26,400 | 4,478 | 1,400 | 32,278 |
| Bank accounts | 945 | 2,548 | 659 | 7 | 4,159 |
| Custody accounts and securities | 5,307 | 19,734 | 272,720 | 14,401 | 312,162 |
| Vehicles | 4,832 | 8,877 | 69 | 234 | 14,012 |
| Equipment | 245 | 15,668 | 243 | 27 | 16,183 |
| Vessels and aircraft | 153 | 27,198 | 23 | 1 | 27,375 |
| Guarantees | 5,853 | 11,324 | 10,571 | 1,293 | 29,041 |
| Amounts due | 91 | 5,145 | 388 | - | 5,624 |
| Other assets | 209 | 12,176 | 45,451 | 1,037 | 58,873 |
| Total | 673,063 | 467,156 | 334,602 | 18,400 | 1,493,221 |
| **2008** | | | | | |
| Real property | 663,239 | 396,556 | 7,686 | 1,007 | 1,068,488 |
| Personal | 663,239 | - | - | - | 663,239 |
| Commercial | - | 320,648 | - | - | 320,648 |
| Agricultural | - | 57,316 | - | - | 57,316 |
| Other | - | 18,592 | 7,686 | 1,007 | 27,285 |
| Bank accounts | 801 | 6,949 | 1,428 | 1 | 9,179 |
| Custody accounts and securities | 4,928 | 16,921 | 358,674 | 7,091 | 387,614 |
| Vehicles | 5,415 | 10,630 | 185 | 364 | 16,594 |
| Equipment | 92 | 15,073 | 492 | 50 | 15,707 |
| Vessels and aircraft | 113 | 29,031 | 26 | 1 | 29,171 |
| Guarantees | 8,809 | 16,413 | 22,880 | 1,002 | 49,104 |
| Amounts due | 66 | 4,969 | 226 | 60 | 5,321 |
| Other assets | 1,163 | 5,746 | 32,582 | 795 | 40,286 |
| Total | 684,626 | 502,287 | 424,179 | 10,371 | 1,621,464 |

(DKr m)

**Unsecured portion broken down by rating category**

| 2009<br>Rating category | Credit<br>exposure | Collateral | Unsecured portion (%)<br>0-10 | 10-25 | 25-50 | 50-75 | 75-100 | Avg. unsecured<br>portion (%) |
|---|---|---|---|---|---|---|---|---|
| 1 | 155,118 | 51,924 | 46,020 | 5,689 | 332 | 152 | 102,925 | 66.5 |
| 2 | 159,346 | 109,637 | 99,280 | 4,942 | 4,195 | 1,504 | 49,425 | 31.2 |
| 3 | 396,215 | 345,056 | 293,082 | 22,606 | 13,768 | 7,221 | 59,538 | 12.9 |
| 4 | 301,260 | 172,747 | 139,674 | 24,444 | 16,533 | 8,386 | 112,223 | 42.7 |
| 5 | 382,278 | 246,488 | 169,836 | 54,323 | 37,706 | 13,999 | 106,414 | 35.5 |
| 6 | 331,746 | 211,287 | 157,037 | 37,373 | 28,911 | 11,268 | 97,157 | 36.3 |
| 7 | 292,456 | 191,742 | 117,892 | 43,795 | 46,239 | 14,520 | 70,010 | 34.4 |
| 8 | 171,868 | 93,645 | 60,318 | 19,733 | 20,930 | 8,500 | 62,387 | 45.5 |
| 9 | 55,674 | 29,703 | 18,371 | 6,069 | 7,562 | 3,878 | 19,794 | 46.6 |
| 10 | 24,849 | 17,223 | 10,984 | 3,051 | 6,073 | 2,136 | 2,605 | 30.7 |
| 11 | 30,610 | 23,769 | 18,743 | 3,361 | 4,202 | 2,254 | 2,050 | 22.4 |
| Total | 2,301,420 | 1,493,221 | 1,131,237 | 225,386 | 186,451 | 73,818 | 684,528 | 35.1 |

Most of the collateral provided by customers in rating category 11 consists of real property. In its measurement of real property, the Group factors in local price and market conditions. The value of collateral is usually determined at 60-80% of the market value.

| 2008<br>Rating category | Credit<br>exposure | Collateral | 0-10 | 10-25 | 25-50 | 50-75 | 75-100 | Avg. unsecured<br>portion (%) |
|---|---|---|---|---|---|---|---|---|
| 1 | 206,278 | 138,825 | 138,860 | 1,329 | 1,276 | 451 | 64,362 | 32.7 |
| 2 | 297,622 | 202,681 | 189,923 | 12,038 | 6,169 | 3,921 | 85,571 | 31.9 |
| 3 | 447,118 | 308,065 | 277,822 | 21,277 | 14,473 | 7,830 | 125,716 | 31.1 |
| 4 | 414,005 | 217,767 | 175,360 | 23,093 | 23,454 | 8,439 | 183,659 | 47.4 |
| 5 | 427,947 | 273,030 | 214,043 | 29,126 | 30,011 | 15,105 | 139,662 | 36.2 |
| 6 | 311,093 | 207,498 | 158,222 | 23,943 | 25,666 | 11,981 | 91,281 | 33.3 |
| 7 | 201,327 | 135,292 | 85,771 | 18,224 | 25,723 | 7,708 | 63,901 | 32.8 |
| 8 | 155,823 | 99,103 | 65,596 | 11,654 | 18,207 | 6,928 | 53,438 | 36.4 |
| 9 | 26,038 | 17,394 | 11,638 | 1,689 | 2,589 | 1,090 | 9,032 | 33.2 |
| 10 | 8,916 | 5,687 | 2,166 | 1,107 | 1,731 | 810 | 3,102 | 36.2 |
| 11 | 23,703 | 16,122 | 12,105 | 2,108 | 5,181 | 1,220 | 3,089 | 32.0 |
| Total | 2,519,870 | 1,621,464 | 1,331,506 | 145,588 | 154,480 | 65,483 | 822,813 | 35.7 |

(DKr m)

**Past due amounts (no evidence of impairment)**

| 2009 | Personal customers | Commercial customers | Financial customers | Governments | Total | Due under loans |
|---|---|---|---|---|---|---|
| 1-5 days | 283 | 247 | 14 | 1 | 545 | 3,121 |
| 6-30 days | 83 | 86 | 8 | - | 177 | 2,012 |
| 31-60 days | 110 | 984 | 5 | - | 1,099 | 4,802 |
| 61-90 days | 17 | 132 | 7 | - | 156 | 685 |
| > 90 days | 35 | 64 | - | - | 99 | 2,431 |
| Total | 528 | 1,513 | 34 | 1 | 2,076 | 13,050 |

The Group uses 90 past due as a definition of default (rating category 11), unless the customer's rating is among the four best categories or new loan documents are under preparation.

The average unsecured portion of the individual claims was 37.2% at the end of 2009 (2008: 44.4%). Real property accounted for 78% of the collateral provided (2008: 84%).

| 2008 | | | | | | |
|---|---|---|---|---|---|---|
| 1-5 days | 465 | 245 | 288 | 4 | 1,002 | 4,147 |
| 6-30 days | 81 | 93 | 73 | 1 | 248 | 3,870 |
| 31-60 days | 238 | 418 | 407 | - | 1,063 | 7,424 |
| 61-90 days | 48 | 64 | 71 | - | 183 | 1,689 |
| > 90 days | 124 | 356 | 251 | 4 | 735 | 6,629 |
| Total | 956 | 1,176 | 1,090 | 9 | 3,231 | 23,759 |

**Impairment charges**

Rating categories 10 and 11 include credit facilities for which objective evidence of impairment exists and individual impairment charges are made. Credit facilities held by customers in the other rating categories are subject to collective impairment testing.

The allowance account includes all impairment charges for loans and advances, loans and advances at fair value, amounts due from credit institutions and central banks, and irrevocable loan commitments and guarantees.

**Allowance account broken down by segment and type of impairment**

| | Personal customers | Commercial customers | Financial customers | Governments | Allowance account, total | Impairment charges | |
|---|---|---|---|---|---|---|---|
| | | | | | | Individual | Collective |
| At January 1, 2008 | 1,425 | 3,333 | 107 | 35 | 4,900 | 3,575 | 1,325 |
| New impairment charges | 1,291 | 7,740 | 4,509 | - | 13,540 | 9,750 | 3,790 |
| Reversals of impairment charges from previous periods | 366 | 1,092 | 50 | 26 | 1,534 | 1,122 | 412 |
| Write-offs debited to allowance account | 504 | 431 | 31 | 1 | 967 | 967 | - |
| Foreign currency translation | -40 | -101 | -13 | - | -154 | -129 | -25 |
| Other items | -122 | 13 | 182 | - | 73 | 83 | -10 |
| At December 31, 2008 | 1,684 | 9,462 | 4,704 | 8 | 15,858 | 11,190 | 4,668 |
| New impairment charges | 3,736 | 18,146 | 7,146 | - | 29,028 | 26,357 | 2,671 |
| Reversals of impairment charges from previous periods | 227 | 1,459 | 2,145 | 8 | 3,839 | 627 | 3,212 |
| Write-offs debited to allowance account | 1,022 | 1,845 | 1,603 | - | 4,470 | 4,470 | - |
| Foreign currency translation | 33 | 193 | 137 | - | 363 | 76 | 287 |
| Other items | 25 | 118 | 12 | - | 155 | 155 | - |
| At December 31, 2009 | 4,229 | 24,615 | 8,251 | - | 37,095 | 32,681 | 4,414 |

# NOTES – DANSKE BANK GROUP'S RISK MANAGEMENT

(DKr m)

Collective impairment charges include charges made upon the up- or downgrading of customers. If all customers were downgraded one rating category with no corresponding interest rate change, collective impairment charges would increase by about DKr5.3bn.

If the value of collateral provided by customers in rating categories 10 and 11 decreased 10%, individual impairment charges would increase by about DKr3bn.

**Allowance account broken down by items on and off the balance sheet**

| | 2009 | 2008 |
|---|---|---|
| Due from credit institutions and central banks | 113 | 43 |
| Loans and advances | 32,645 | 14,668 |
| Loans and advances at fair value | 1,660 | 457 |
| Other liabilities | 2,677 | 690 |
| Total | 37,095 | 15,858 |

**Allowance account and impairment charges broken down by industry**

| | Credit exposure | | Allowance account | | Loan impairment charges | |
|---|---|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 |
| Central and local governments | 137,238 | 75,852 | - | 8 | - | - |
| Subsidised housing companies | 117,885 | 159,571 | 398 | 176 | 269 | 186 |
| Banks | 173,046 | 245,712 | 2,061 | 551 | 1,681 | 550 |
| Diversified financials | 180,410 | 234,498 | 6,005 | 4,066 | 3,648 | 3,986 |
| Other financials | 55,851 | 155,530 | 185 | 87 | 166 | 146 |
| Energy and utilities | 36,827 | 44,318 | 150 | 149 | -3 | 105 |
| Consumer discretionary and consumer staples | 212,999 | 240,387 | 5,406 | 2,473 | 2,746 | 1,469 |
| Commercial property | 242,092 | 205,428 | 10,073 | 2,913 | 8,024 | 2,533 |
| Construction, engineering and building products | 36,078 | 42,057 | 2,921 | 1,009 | 1,563 | 791 |
| Transportation and shipping | 68,070 | 75,214 | 1,432 | 457 | 617 | 416 |
| Other industrials | 86,603 | 94,007 | 1,858 | 1,049 | 1,631 | 358 |
| IT | 13,599 | 15,739 | 732 | 637 | 269 | 454 |
| Materials | 48,131 | 56,090 | 1,475 | 459 | 1,044 | 181 |
| Health care | 38,372 | 33,026 | 111 | 123 | -73 | 112 |
| Telecommunication services | 6,789 | 8,694 | 59 | 17 | 39 | 18 |
| Personal customers | 847,430 | 833,747 | 4,229 | 1,684 | 4,056 | 783 |
| Total | 2,301,420 | 2,519,870 | 37,095 | 15,858 | 25,677 | 12,088 |

# NOTES – DANSKE BANK GROUP'S RISK MANAGEMENT

(DKr m)

**Loan impairment charges and allowance account broken down by geographical area**

| | Credit exposure | | Allowance account | | Loan impairment charges | |
|---|---|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 |
| Denmark | 1,251,301 | 1,295,324 | 14,353 | 6,482 | 8,399 | 6,739 |
| Finland | 189,726 | 204,642 | 2,085 | 1,074 | 1,110 | 390 |
| Sweden | 237,141 | 271,720 | 1,256 | 701 | 826 | 505 |
| Ireland | 98,626 | 120,029 | 7,010 | 1,849 | 4,980 | 1,645 |
| UK | 164,742 | 205,292 | 6,648 | 2,736 | 5,742 | 700 |
| Germany | 19,948 | 31,807 | 306 | 239 | 96 | -26 |
| Baltics | 29,149 | 31,348 | 3,001 | 416 | 2,732 | 101 |
| Other EU member states | 60,384 | 97,103 | 261 | 258 | 63 | 185 |
| Norway | 184,773 | 169,050 | 1,429 | 741 | 754 | 472 |
| Eastern Europe | 2,306 | 2,194 | 4 | 1 | 4 | - |
| Other European countries | 8,179 | 12,823 | 189 | 136 | 49 | 113 |
| North America | 39,581 | 58,765 | 418 | 1,182 | 836 | 1,244 |
| Central and South America | 1,109 | 1,776 | 39 | 12 | 26 | 8 |
| Africa | 2,825 | 1,976 | 10 | 8 | 2 | 7 |
| Asia | 10,956 | 15,224 | 85 | 23 | 58 | 5 |
| Oceania | 674 | 797 | 1 | - | - | - |
| Total | 2,301,420 | 2,519,870 | 37,095 | 15,858 | 25,677 | 12,088 |

**Allowance account for individual impairment charges broken down by evidence of impairment**

| | 2009 | | 2008 | |
|---|---|---|---|---|
| | Credit exposure | Allowance account, individual | Credit exposure | Allowance account, individual |
| Rating category 10: | | | | |
| Financial difficulties | 24,849 | 14,032 | 8,916 | 2,842 |
| Rating category 11: | | | | |
| 90 days past due | 5,550 | 1,874 | 2,628 | 922 |
| Restructuring of debt | 8,272 | 5,743 | 6,302 | 1,727 |
| Collection/suspension of payments | 12,492 | 6,865 | 3,279 | 1,891 |
| Bankruptcy | 4,296 | 4,167 | 11,494 | 3,808 |
| Total | 55,459 | 32,681 | 32,619 | 11,190 |

The average unsecured portion of individually impaired claims was 26.1% at the end of 2009 (2008: 33.1%). Of total collateral received, collateral in the form of real property accounted for 75% (2008: 72%).

(DKr m)

**Credit exposure relating to trading and investing activities**

| 2009 | Personal customers | Commercial customers | Financial customers | Governments | Total |
|---|---|---|---|---|---|
| Bonds | - | 5,219 | 301,694 | 115,632 | 422,545 |
| Shares | - | 2,005 | 1,087 | 7 | 3,099 |
| Derivatives with positive fair value | 180 | 18,319 | 282,038 | 12,850 | 313,387 |
| Other unutilised commitments | - | - | 1,173 | - | 1,173 |
| Total | 180 | 25,543 | 585,992 | 128,489 | 740,204 |

| 2008 | Personal customers | Commercial customers | Financial customers | Governments | Total |
|---|---|---|---|---|---|
| Bonds | - | 4,737 | 331,999 | 85,849 | 422,585 |
| Shares | - | 3,620 | 865 | 55 | 4,540 |
| Derivatives with positive fair value | 719 | 27,090 | 529,138 | 17,509 | 574,456 |
| Other unutilised commitments | - | - | 1,042 | - | 1,042 |
| Total | 719 | 35,447 | 863,044 | 103,413 | 1,002,623 |

Other unutilised commitments comprises private equity investment commitments and other obligations.

**Bond portfolio broken down by geographical area**

| 2009 | Central and local government bonds | Quasi-government bonds | Danish mortgage bonds | Swedish covered bonds | Other covered bonds | Short-dated bonds (CP etc.) | Credit bonds | Total |
|---|---|---|---|---|---|---|---|---|
| Denmark | 34,725 | - | 178,674 | - | - | 147 | 899 | 214,445 |
| Finland | 3,714 | 4 | - | - | 460 | 1,188 | 524 | 5,890 |
| Sweden | 16,852 | - | - | 73,956 | - | 3,011 | 1,858 | 95,677 |
| Norway | 2,335 | - | - | - | 1,049 | 6,205 | 3,106 | 12,695 |
| Ireland | 223 | - | - | - | 137 | 149 | 3,268 | 3,777 |
| UK | 6,781 | - | - | - | 11,792 | 869 | 551 | 19,993 |
| Germany | 32,422 | 783 | - | - | 364 | 361 | 2,553 | 36,483 |
| Spain | 218 | - | - | - | 7,945 | 1,625 | - | 9,788 |
| France | 1,851 | - | - | - | 3,098 | 1,686 | 540 | 7,175 |
| Italy | - | - | - | - | - | 218 | 2,826 | 3,044 |
| North America | 2,038 | 4,417 | - | - | 376 | 60 | 1,027 | 7,918 |
| Other | 1,723 | 640 | - | - | 1,027 | 1,040 | 1,230 | 5,660 |
| Total | 102,882 | 5,844 | 178,674 | 73,956 | 26,248 | 16,559 | 18,382 | 422,545 |

| 2008 | Central and local government bonds | Quasi-government bonds | Danish mortgage bonds | Swedish covered bonds | Other covered bonds | Short-dated bonds (CP etc.) | Credit bonds | Total |
|---|---|---|---|---|---|---|---|---|
| Denmark | 11,824 | - | 170,695 | - | - | 108 | 1,008 | 183,635 |
| Finland | 3,561 | 2 | - | - | 622 | 8,013 | 735 | 12,933 |
| Sweden | 7,869 | - | - | 84,441 | - | 4,529 | 423 | 97,262 |
| Norway | 1,475 | - | - | - | 1,124 | 3,707 | 2,206 | 8,512 |
| Ireland | 229 | - | - | - | 558 | 843 | 2,705 | 4,335 |
| UK | 9,255 | - | - | - | 13,150 | 900 | 1,811 | 25,116 |
| Germany | 22,924 | 1,623 | - | - | 1,726 | 550 | 2,616 | 29,439 |
| Spain | 1,492 | - | - | - | 14,700 | 4,405 | 172 | 20,769 |
| France | 3,742 | - | - | - | 4,858 | 3,593 | 366 | 12,559 |
| Italy | - | - | - | - | - | 697 | 6,556 | 7,253 |
| North America | 146 | 6,004 | - | - | 373 | 57 | 1,752 | 8,332 |
| Other | 4,220 | 688 | - | - | 1,534 | 2,429 | 3,569 | 12,440 |
| Total | 66,737 | 8,317 | 170,695 | 84,441 | 38,645 | 29,831 | 23,919 | 422,585 |

(DKr m)

**Bond portfolio broken down by rating category**

| 2009 | Central and local govern-ment bonds | Quasi-government bonds | Danish mortgage bonds | Swedish covered bonds | Other covered bonds | Short-dated bonds (CP etc.) | Credit bonds | Total |
|---|---|---|---|---|---|---|---|---|
| 1 | 98,941 | 5,555 | - | 3,891 | 117 | 3,156 | 2,540 | 114,200 |
| 2 | 3,905 | 289 | 36,448 | 35,439 | 12,293 | 7,410 | 6,308 | 102,092 |
| 3 | 36 | - | 124,316 | 2,897 | 10,602 | 4,057 | 3,911 | 145,819 |
| 4 | - | - | 17,909 | 31,729 | 3,231 | 1,465 | 1,748 | 56,082 |
| 5 | - | - | 1 | - | 5 | 461 | 3,081 | 3,548 |
| 6 | - | - | - | - | - | 10 | 442 | 452 |
| 7 | - | - | - | - | - | - | 186 | 186 |
| 8 | - | - | - | - | - | - | 166 | 166 |
| 9 | - | - | - | - | - | - | - | - |
| 10 | - | - | - | - | - | - | - | - |
| 11 | - | - | - | - | - | - | - | - |
| Total | 102,882 | 5,844 | 178,674 | 73,956 | 26,248 | 16,559 | 18,382 | 422,545 |

| 2008 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 1 | 63,848 | 6,723 | 2 | 3,105 | 5,251 | - | 7,888 | 86,817 |
| 2 | 2,836 | 1,594 | 153,677 | 78,141 | 19,846 | 21,356 | 6,654 | 284,104 |
| 3 | 53 | - | 17,014 | 3,195 | 11,033 | 6,427 | 3,344 | 41,066 |
| 4 | - | - | - | - | 2,095 | 1,091 | 1,597 | 4,783 |
| 5 | - | - | - | - | 421 | 809 | 2,863 | 4,093 |
| 6 | - | - | 2 | - | - | 147 | 1,128 | 1,277 |
| 7 | - | - | - | - | - | - | 176 | 176 |
| 8 | - | - | - | - | - | - | 138 | 138 |
| 9 | - | - | - | - | - | - | - | - |
| 10 | - | - | - | - | - | - | - | - |
| 11 | - | - | - | - | - | - | 131 | 131 |
| Total | 66,737 | 8,317 | 170,695 | 84,441 | 38,645 | 29,831 | 23,919 | 422,585 |

**Derivatives with positive fair value**

| | 2009 | 2008 |
|---|---|---|
| Derivatives with positive fair value | 313,387 | 574,456 |
| Netting benefits | 248,553 | 453,888 |
| Net current exposure | 64,834 | 120,568 |

**Derivatives with positive fair value broken down by rating category**

| | 2009 | 2008 |
|---|---|---|
| 1 | 19,849 | 29,539 |
| 2 | 116,485 | 254,087 |
| 3 | 141,297 | 211,509 |
| 4 | 15,928 | 31,763 |
| 5 | 9,391 | 13,398 |
| 6 | 4,209 | 6,216 |
| 7 | 3,030 | 27,067 |
| 8 | 2,524 | 598 |
| 9 | 431 | 279 |
| 10 | 181 | - |
| 11 | 62 | - |
| Total | 313,387 | 574,456 |

# NOTES – DANSKE BANK GROUP'S RISK MANAGEMENT

(DKr m)

## Market risk

Market risk is defined as the risk of losses because the fair value of assets and liabilities varies with changes in market conditions.

The Group uses both conventional risk measures and internal mathematical and statistical models, such as Value at Risk (VaR), to manage its market risk on positions in and outside the trading portfolio on a daily basis.

The Group is exposed to a variety of market risks from its activities within trading and position-taking in financial products. Most of the trading activities involve relatively simple products for which demand has increased during the financial crisis. As a result of developments on the financial markets, pricing and risk management of many relatively simple products have become far more complex, however.

**Models**

The Group measures and manages the risk on positions exposed to interest rate changes on a daily basis. Interest rate risk is calculated as the expected loss on interest rate positions in the event of a general increase in all interest rates of one percentage point. The Group also calculates yield curve risk, which expresses the risk of losses if interest rates for various terms change independently of one another.

The Group uses a VaR model that includes all currency exposures, including options, to manage its exchange rate risk. The calculation of exchange rate risk is based on two parameters: a confidence level of 95% and a time horizon of ten days.

Equity market risk is divided into the risk associated with listed shares and that associated with unlisted shares. For listed shares, the Group calculates equity market risk as the net fair value of short-term and long-term positions in equities and equity-related instruments. For unlisted shares, the Group distinguishes between ordinary open positions, unutilised private equity commitments and bank-related investments.

The value of the Group's holdings of bonds and credit default swaps depends on market assessments of credit quality and liquidity. The risk of losses because of changes in the market's assessment of credit quality and liquidity is defined as the bond spread risk. The risk is calculated as the expected losses in the event of a change in the spread of one basis point. The Group breaks down its bond spread risk into mortgage, government and credit spread risks.

The Group has a relatively large holding of Danish mortgage bonds as well as holdings of Danish and non-Danish covered bonds. In 2008, the Danish mortgage finance market was extremely illiquid. As a consequence, the Group decided to supplement the previous issuer lines with market risk limits for the credit spread risk for this part of the Group's holdings of bonds.

The inflation rate risk is calculated as expected losses because of changes in traded future inflation rates of +/-1 percentage point. The commodity risk is measured as the expected loss on positions in commodities following changes of +/-10 percentage points in individual commodity indices.

To supplement conventional risk measures, the Group uses VaR for its internal management of interest rate, exchange rate and equity market risks. VaR is a statistical measure quantifying the maximum loss that the Group may incur on its portfolios under normal market conditions at a confidence level of 95% on the assumption that the Group keeps its positions unchanged for ten days. One of the major strengths of VaR is that it provides an aggregate measure of all risk types included in the model and factors in the correlation structure of the financial markets.

The Group also uses VaR to calculate its capital requirement at a confidence level of 99%.

**Conventional risk measures**

The table below shows the Group's market risk at the end of 2009 and 2008 (calculations based on conventional risk measures):

| | 2009 | 2008 |
|---|---|---|
| Interest rate risk (parallel shift of the yield curve of 1 percentage point) | 1,165 | 2,776 |
| Exchange rate risk (VaR, confidence level of 95%, 10-day horizon) | 11 | 76 |
| Equity market risk, listed shares (net position) | 460 | 558 |
| Equity market risk, unlisted shares (net position) | 3,313 | 3,153 |
| Mortgage spread risk (basis point value) | 74 | 97 |
| Government spread risk (basis point value) | 24 | 9 |
| Credit spread risk on corporate bonds (basis point value) | 2 | 4 |
| Inflation rate risk (change in traded future inflation of 1 percentage point) | 94 | 49 |
| Commodity risk (10% change in commodity prices) | - | 7 |

| (DKr m) | | | | | |
|---|---|---|---|---|---|
| The breakdown of interest rate risk by due date is calculated on the basis of an interest rate rise of 1 percentage point at the end of the year. | | | | | |
| | < 2 years | 2-5 years | 5-10 years | > 10 years | Total |
| Interest rate risk 2009 | 1,029 | -76 | 391 | -179 | 1,165 |
| Interest rate risk 2008 | 1,972 | 541 | 858 | -595 | 2,776 |

**Value-at-Risk**

The table below shows the VaR figures used for internal risk management purposes.

| | 2009 | | | | 2008 | | | |
|---|---|---|---|---|---|---|---|---|
| Risk category | Avg. VaR | Minimum VaR | Maximum VaR | Dec. 31 | Avg. VaR | Minimum VaR | Maximum VaR | Dec. 31 |
| Interest rate risk | 189 | 46 | 422 | 140 | 348 | 149 | 565 | 389 |
| Exchange rate risk | 18 | 3 | 40 | 11 | 10 | - | 94 | 76 |
| Equity market risk | 325 | 249 | 448 | 282 | 219 | 135 | 350 | 277 |
| Diversification benefit | -188 | | | -183 | -214 | | | -276 |
| Total VaR | 344 | 215 | 571 | 250 | 363 | 201 | 674 | 466 |

**Back and stress testing**

The Group conducts back tests on a daily basis to document that its VaR model is sufficiently robust to measure market risk. At a confidence level of 99% and a time horizon of one day, back tests compare the VaR figures calculated by the model with hypothetical losses or gains assuming a situation where the Group's positions remain unchanged for a business day, but where market prices change. The chart below shows back test results for 2008 and 2009.

BACK TEST RESULTS, P/L EFFECT
(DKr m)


600
400
200
0
-200
-400
-600
-800
2008
2009
Lower VaR

The number of exceptions in 2009 were at an acceptable level with 2. The number of exceptions in 2008 was attributable to increased volatility throughout the greater part of the year. In 2008, the model captured the increased volatility only to some extent as it is based on equally weighted market data for the past two years. As a consequence of the exceptions, the Group has adjusted the model so that it sooner captures volatile market fluctuations. This adjustment increases the weighting of market data for the past 12 months as compared with the weighting of data for the preceding 12 months. The adjustment was made in early 2009.

To measure the risk of losses under unusual market conditions, the Group conducts a number of stress tests and scenario analyses.

Stress tests based on worst-case scenarios usually involve a combination of extreme fluctuations in interest rates, equity prices and exchange rates, whereas scenario analyses may reflect historical or expected market fluctuations. The scenarios are revised and updated regularly to reflect changes in the Group's risk profile and economic events.

The table below shows the maximum loss following a number of extreme - but not necessarily very likely - shocks.

| Risk category | Change | Maximum loss 2009 | Maximum loss 2008 |
|---|---|---|---|
| Equity market risk | +20/-20% | 83 | 114 |
| Exchange rate risk | +10/-10% | 163 | - |
| Interest rate risk | +200/-200 bp | 1,900 | 4,193 |

# NOTES – DANSKE BANK GROUP'S RISK MANAGEMENT

(DKr bn)

## Liquidity risk

Liquidity risk is defined as the risk of losses because

- the Group's funding costs increase disproportionately
- lack of funding prevents the Group from establishing new business
- lack of funding ultimately prevents the Group from meeting its obligations.

The Group's liquidity risk does not include the liquidity risks of Realkredit Danmark and Danica. At Realkredit Danmark, the financing of mortgage loans through listed mortgage bonds with matching terms eliminates liquidity risk in all material respects. Danica's balance sheet comprises long-term contributions and assets of which a large portion is invested in liquid listed bonds and easily marketable shares. As both companies are subject to statutory limits on their exposure to Danske Bank, their liquidity is not included in liquidity management at Group level.

Group-level liquidity management is based on monitoring and management of the Group's short- and long-term liquidity risks and builds on the following four themes: operational liquidity risk, liquidity stress tests, 12-month liquidity and structural liquidity risk.

### Operational liquidity risk

The Group's operational liquidity risk management is intended mainly to ensure that the Group always has a liquidity buffer that can absorb the net effects of current transactions and changes in liquidity in the short term.

The Group manages its operational liquidity risk on the basis of limits approved by the Board of Directors, including separate foreign currency liquidity limits. Liquidity is determined on the basis of the Group's known future receipts and payments under transactions already entered into as well as its holdings of liquid bonds. Operational liquidity risk factors in estimated effects on the Danish kroner liquidity of the Danish government's receipts and payments. An effect of irrevocable loan commitments is also included to ensure that liquidity management takes account of the potential risk of drawings under such commitments.

The Danske Bank Group's strong foothold in the Danish market generates a substantial deposit surplus that is a valuable and stable source of funding. As part of managing operational liquidity risk, the Group monitors its liquidity position in the Danish market on the basis of a number of set targets.

### Liquidity stress tests

The Group conducts stress tests that estimate liquidity risks in various scenarios in order to measure the current liquidity risk level and to be able to respond as quickly as possible to crises. Stress tests are conducted regularly and have a time horizon of up to six months.

The stress tests comprise three standard scenarios: one Danske Bank-specific, a general market crisis and a combination of the two.
An additional stress-to-fail test conducted in 2009 showed that the Group was within its internal stress test limits.

The scenarios assume that lending activities do not decline. The degree of possible refinancing will vary, depending on the scenario in question. For example, the Group will have fewer opportunities for issuing commercial paper in a scenario where the Group's short-term rating is downgraded than in a scenario with a mild recession.

The Group constantly monitors the distribution of funding sources by product, currency, maturity and counterparty to ensure that it has a funding base that provides the best possible protection if markets come under pressure.

### 12-month liquidity

In its "Bank Financial Strength Ratings: Global Methodology", Moody's has set various classification requirements for banks' liquidity management. One requirement is that the 12-month liquidity curve must generally be positive. Liquidity calculations must assume, among other factors, that the Group is cut off from capital markets. No access to capital prevents the Group from refinancing debt at maturity through bonds, commercial paper and subordinated debt. On this basis, the Group's liquidity calculations generates a [positive liquidity curve for 2009].

| | 1 week | 2 weeks | 3 weeks | 1 month | 2 months | 3 months | 4 months | 5 months | 6 months | 9 months | 12 months |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 2009 | 389 | 394 | 368 | 316 | 232 | 200 | 185 | 182 | 177 | 115 | 119 |
| 2008 | 294 | 288 | 264 | 200 | 143 | 46 | 32 | 16 | 1 | -26 | -49 |

The Group monitors its liquidity reserve to ensure that it remains robust if it is cut off from capital markets.

# NOTES – DANSKE BANK GROUP'S RISK MANAGEMENT

**Structural liquidity risk**

The Group manages its structural liquidity risk on the basis of its long-term liquidity mismatch. The purpose of managing structural liquidity risk is to avoid an unnecessarily large need for funding in the future. Quantifying such risk is important when the Group plans its funding activities.

Structural liquidity risk management is based on a breakdown by maturity of the Group's assets, liabilities and off-balance-sheet items. The Group bases these calculations on the contractual due dates of individual products, but takes into account that some balance sheet items in fact have maturities that deviate materially from their contractual maturities. The maturities of such items are therefore modified to provide a more accurate view of the actual development. For example, demand deposits made by the private sector are contractually very short-term funding, but in practice they are considered a relatively stable funding source. The Group also takes into account the potential outflow of liquidity from unutilised credit commitments.

Most of the Group's [large] bond portfolio is considered ultra-liquid. The unencumbered part of the portfolio is included in the breakdown by maturity as immediate liquidity, because it can be provided as collateral for repo transactions with central banks.

As part of managing structural liquidity risk, the Group breaks down its liquidity position by a number of variables such as currency, product, business and organisational unit.

**Funding sources**

The Group monitors its funding mix to ensure that it is well-diversified in relation to funding sources, maturities and currencies. The tables below break down funding sources by type of liability and currency, including funding in the form of bonds issued by Realkredit Danmark.

| Funding sources by type of liability (%) | 2009 | 2008 |
|---|---|---|
| Central banks | 6 | 11 |
| Credit institutions | 4 | 7 |
| Repo transactions | 6 | 6 |
| Short-dated bonds | 7 | 9 |
| Long-term bonds | 15 | 12 |
| Danish mortgage bonds | 23 | 19 |
| Deposits (corporate) | 19 | 18 |
| Deposits (retail) | 13 | 12 |
| Subordinated debt | 3 | 2 |
| Shareholders' equity | 4 | 4 |
| Total | 100 | 100 |

| Funding sources by currency (%) | 2009 | 2008 |
|---|---|---|
| DKK | 43 | 39 |
| EUR | 25 | 27 |
| USD | 13 | 18 |
| SEK | 7 | 5 |
| GBP | 4 | 4 |
| CHF | 2 | 3 |
| NOK | 4 | 2 |
| Other | 2 | 2 |
| Total | 100 | 100 |

## Insurance risk

The Group's life insurance risk consists of financial risk (market risk and credit risk) and actual insurance risks assumed by Danica Pension.

Financial risk concerns the performance of assets allocated to shareholders' equity and the risk that, in the event of modest returns on customer funds, the collective bonus potential and the bonus potential of paid-up policies are insufficient to cover guaranteed benefits to customers.

The most important factor as regards conventional life insurance products is the relationship between investment securities and life insurance obligations. If the year's investment returns on customer funds are insufficient to cover the guaranteed benefits to customers, the necessary strengthening of life insurance provisions, etc., the shortfall will be covered first by the collective bonus potential and then by the bonus potential of paid-up policies. If these bonus potentials are insufficient to cover the shortfall, funds are allocated from shareholders' equity.

To ensure that the return on customer funds and customers' guaranteed benefits correlate, the Group monitors its financial risk and has set targets for maximum market and interest rate risks. Stress tests are conducted regularly to ensure that Danica is able to withstand a fall in equity prices of 30% and considerable simultaneous changes in interest rates.

The credit risk associated with Danica's bond portfolio is modest since the portfolio consists primarily of government and mortgage bonds with high ratings from international agencies. Individual risks are limited, and collateral has been provided for the value of derivatives hedging interest rate risk.

Liquidity risk is also modest. Many of the assets consist of ultra-liquid listed bonds and easily marketable equities.

To a large extent, policyholders bear the risk on investment securities under unit-linked contracts. For about half of unit-linked contracts, policyholders bear the entire risk, whereas the remaining part are covered by an investment guarantee that will apply only at the time of retirement. Policyholders pay an annual fee for such guarantee. The risk on *Danica Link* guarantees is hedged by equity derivatives and by adjustment of investments during the last five years before disbursement. The risk on *Danica Balance* guarantees is managed primarily through the individual customer investment portfolios. The portion of funds invested in equities is regularly adjusted on the basis of the amount guaranteed, the remaining life and other factors.

Life insurance risks are linked to trends in mortality, disability, critical illness and other variables. For example, an increase in life expectancy affects the time during which benefits are payable under certain pension plans, whereas trends in mortality, sickness and recoveries affect life insurance and disability benefits. Life expectancy is the single most important life insurance risk.

The various risk elements are subject to ongoing actuarial assessment for the purpose of calculating insurance obligations and making relevant business adjustments. Life insurance obligations are calculated on the basis of expected future mortality rates. Estimates are based on data from the Group's own portfolio of insurance contracts, and they are updated regularly.

For health and accident policies, insurance obligations are calculated on the basis of expected future recoveries and reopenings of old claims. Estimates are based on empirical data from Danica's own portfolio of insurance contracts, and they are updated regularly.

To mitigate insurance risk, Danica uses reinsurance to cover a small portion of the risks related to mortality and disability. Danica also reinsures the risk of losses due to disasters.

(DKr bn)

**Sensitivity analysis**

The sensitivity indicators show the effect on Danica's equity, collective bonus potential and bonus potential of paid-up policies generated by separate changes in interest rates, equity prices, real property prices and actuarial assumptions. If the bonus potential is insufficient to cover policyholders' share of the effect, the shortfall will be covered by funds allocated from shareholders' equity.

| At December 31, 2009 | Change in collective bonus potential | Loss absorbed by bonus potential of paid-up policies | Change in equity |
|---|---|---|---|
| Interest rate increase of 0.7 of a percentage point | -0.5 | - | -0.3 |
| Interest rate decline of 0.7 of a percentage point | 0.8 | - | 0.3 |
| Decline in equity prices of 12% | -1.1 | -0.6 | -0.2 |
| Decline in property prices of 8% | -1.0 | -0.2 | -0.1 |
| Increase in credit spreads of 10 percentage points | -0.8 | - | - |
| Exchange rate risk (VaR 99.5%) | -0.2 | - | - |
| Loss on counterparties of 8% of RWA | -1.1 | -0.9 | -0.1 |
| Decrease in mortality of 10% | -1.0 | -0.4 | - |
| Increase in mortality of 10% | 1.3 | - | - |
| Increase in disability of 10% | -0.1 | - | - |

| At December 31, 2008 | Change in collective bonus potential | Loss absorbed by bonus potential of paid-up policies | Change in equity |
|---|---|---|---|
| Interest rate increase of 0.7 of a percentage point | -0.3 | -1.0 | -0.4 |
| Interest rate decline of 0.7 of a percentage point | 0.4 | 1.0 | 0.1 |
| Decline in equity prices of 12% | -0.1 | -0.6 | -0.7 |
| Decline in property prices of 8% | -0.1 | -0.5 | -0.6 |
| Increase in credit spreads of 10 percentage points | -0.1 | -0.3 | -0.3 |
| Exchange rate risk (VaR 99.5%) | - | -0.1 | - |
| Loss on counterparties of 8% of RWA | -0.1 | -0.7 | -0.8 |
| Decrease in mortality of 10% | -0.1 | -0.7 | -0.9 |
| Increase in mortality of 10% | - | 1.4 | - |
| Increase in disability of 10% | - | -0.2 | - |

# NOTES – DANSKE BANK GROUP'S RISK MANAGEMENT

(DKr m)

## Pension risk

The Group's pension risk is the risk of a pension shortfall in the Group's defined benefit plans that requires it to make additional contributions to cover pension obligations to current and former employees.

The use of financial derivatives to eliminate inflation and interest rate risks is a cornerstone of the Group's risk management. By matching the proceeds from the derivatives and the associated assets with expected future pension obligations, the Group minimises its pension risk.

Because of the special complexity of its pension obligations, the Group manages market risk on the basis of special follow-up and monitoring principles – so-called business objectives. Quarterly risk reports follow up on the objectives and analyse the financial status of the individual plans on the basis of sensitivity analyses and the Value at Risk (VaR) measure. The objectives include specific limits that indicate acceptable risk exposure levels.

For every pension plan, the Group calculates net funding and the sensitivity of net funding to changes in interest rates, equity prices and life expectancy. Net funding expresses the difference between the market value of the assets and the present value of the pension obligations.

| Sensitivity analysis | Change | Effect 2009 | Effect 2008 |
|---|---|---|---|
| Equity prices | -20% | -895 | -734 |
| Interest rates | +1/-1% | +1,066/-697 | +400/+4 |
| Life expectancy | +1 year | -256 | -241 |

To supplement the sensitivity analyses, the Group calculates the risk of the individual pension funds as a VaR measure. The calculations are based on a long-term horizon with equity price volatility (20%) and correlation between interest rates and equity prices (25%) set at values reflecting normal market data. The duration of the pension obligations is reduced by half as empirical data show that inflation risk reduces the interest rate risk on the obligations by approximately 50% in the long term.

At the end of 2009, VaR was DKr2,425m (2008: DKr1,966m). The VaR measure is calculated at a confidence level of 99.97% and with a time horizon of one year. The calculation is adjusted for inflation risk.

Note 34 provides additional information about the Group's defined benefit plans.

# NOTES – DANSKE BANK GROUP

| (DKr m) | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| **HIGHLIGHTS** | | | | | |
| Net interest and fee income | 54,855 | 47,312 | 41,549 | 33,328 | 35,939 |
| Value adjustments | 14,031 | -10,852 | 5,847 | 6,611 | 3,787 |
| Staff costs and administrative expenses | 22,364 | 22,607 | 22,516 | 18,092 | 16,988 |
| Loan impairment charges etc. | 25,678 | 12,088 | 687 | -496 | -1,096 |
| Income from associated and group undertakings | 293 | 217 | 285 | 546 | 892 |
| Net profit for the year | 1,713 | 1,036 | 14,870 | 13,545 | 12,685 |
| Loans and advances | 1,815,615 | 2,040,801 | 1,988,222 | 1,656,906 | 1,398,695 |
| Shareholders' equity | 100,659 | 98,247 | 104,355 | 95,172 | 74,089 |
| Total assets | 3,098,477 | 3,543,974 | 3,349,530 | 2,739,361 | 2,431,988 |
| **RATIO AND KEY FIGURES** | | | | | |
| Solvency ratio (%) | 17.8 | 13.0 | 9.3 | 11.4 | 10.3 |
| Tier 1 capital ratio (%) | 14.1 | 9.2 | 6.4 | 8.6 | 7.3 |
| Return on equity before tax (%) | 3.0 | 0.5 | 18.5 | 21.1 | 22.8 |
| Return on equity after tax (%) | 1.0 | -0.4 | 14.4 | 15.8 | 16.8 |
| Cost/income ratio (DKr) | 1.05 | 1.01 | 1.76 | 2.01 | 1.95 |
| Interest rate risk (%) | 1.0 | 3.1 | 2.8 | 1.0 | 0.7 |
| Foreign exchange position (%) | 2.0 | 4.6 | 1.4 | 1.5 | 0.8 |
| Exchange rate risk (%) | - | 0.1 | - | - | - |
| Loans and advances plus impairment charges as % of deposits | 207.6 | 225.0 | 208.0 | 235.6 | 221.4 |
| Gearing of loans and advances (%) | 17.6 | 19.8 | 18.3 | 16.7 | 17.9 |
| Growth in loans and advances (%) | -10.1 | 1.7 | 20.8 | 18.3 | 24.1 |
| Surplus liquidity in relation to statutory liquidity requirement (%) | 164.3 | 83.6 | 102.5 | 170.4 | 203.3 |
| Large exposure as % of capital base | 35.7 | 124.7 | 176.8 | 144.6 | 178.4 |
| Impairment ratio (%) | 1.2 | 0.6 | - | - | - |
| Earnings per share (DKr) | 2.5 | 1.5 | 21.7 | 21.5 | 20.2 |
| Book value per share (DKr) | 145.8 | 142.4 | 152.7 | 139.1 | 118.2 |
| Proposed dividend per share (DKr) | - | - | 8.50 | 7.75 | 10.00 |
| Share price at December 31/earnings per share (DKr) | 47.2 | 34.7 | 9.2 | 11.6 | 11.0 |
| Share price at December 31/book value per share (DKr) | 0.81 | 0.37 | 1.31 | 1.80 | 1.87 |

The ratios and key figures are defined in the Danish FSA's executive order on financial reports of credit institutions, investment companies, etc., and are calculated on the basis of the financial reporting to the Danish FSA. The accounting policies depart from IFRSs, see Significant accounting policies.

# FINANCIAL STATEMENTS – DANSKE BANK A/S

(DKr m)

The financial statements of the Parent Company, Danske Bank A/S, are prepared in accordance with the Danish Financial Business Act and the Danish FSA's executive order on financial reports of credit institutions, investment companies, etc. The rules are identical to the Group's valuation principles under International Financial Reporting Standards (IFRSs) with the following exceptions:

- Domicile property is measured (revalued) at its estimated fair value.
- The corridor method is not applied to pension obligations.
- The available-for-sale financial assets category is not used.

The estimated fair value of domicile property is determined in accordance with schedule 8 of the Danish FSA's executive order on financial reports of credit institutions, investment companies, etc. Available-for-sale financial assets are measured at fair value through profit or loss.

Holdings in subsidiary undertakings are measured on the basis of the equity method, and tax payable by these undertakings is expensed under Income from associated and group undertakings.

The format of the Parent Company financial statements is not identical to the format of the consolidated financial statements prepared in accordance with IFRSs.

The table below shows the differences in net profit and shareholders' equity between the IFRS consolidated financial statements and the Parent Company financial statements prepared in accordance with Danish FSA rules.

| | Net profit 2009 | Net profit 2008 | Shareholders' equity Dec. 31, 2009 | Shareholders' equity Dec. 31, 2008 |
|---|---|---|---|---|
| Consolidated financial statements (IFRSs) | 1,713 | 1,036 | 100,659 | 98,247 |
| Domicile property | -38 | -191 | 1,275 | 1,410 |
| Available-for-sale financial assets | 708 | -1,937 | - | - |
| Pension obligations | -1,629 | 254 | -1,155 | 486 |
| Tax effect | 247 | 414 | 262 | -163 |
| Minority interests | -16 | -38 | 2,984 | 2,979 |
| Consolidated financial statements (Danish FSA rules) | 985 | -462 | 104,025 | 102,959 |
| Minority interests (Danish FSA rules) | -16 | -14 | 2,985 | 3,001 |
| Goodwill on acquisition of minority interests | - | - | 54 | 55 |
| Parent Company financial statements (Danish FSA rules) | 1,001 | -448 | 101,094 | 100,013 |

The consolidated financial statements (note 44) list the Group's holdings and undertakings.

# INCOME STATEMENT - DANSKE BANK A/S

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 2 | Interest income | 69,045 | 103,252 |
| 3 | Interest expense | 39,699 | 81,515 |
| | Net interest income | 29,346 | 21,737 |
| | Dividends from shares etc. | 56 | 140 |
| 4 | Fee and commission income | 8,521 | 8,965 |
| | Fees and commissions paid | 2,278 | 2,335 |
| | Net interest and fee income | 35,645 | 28,507 |
| 5 | Value adjustments | 5,347 | -3,774 |
| | Other operating income | 2,009 | 2,189 |
| 6 | Staff costs and administrative expenses | 15,723 | 15,438 |
| 7 | Amortisation, depreciation and impairment charges | 4,046 | 5,326 |
| | Other operating expenses | 2,536 | 674 |
| | Loan impairment charges etc. | 21,118 | 10,265 |
| | Income from associated and group undertakings | 3,211 | 3,889 |
| | Profit before tax | 2,789 | -892 |
| 9 | Tax | 1,788 | -444 |
| | Net profit for the year | 1,001 | -448 |
| | | | |
| | Proposed profit allocation | | |
| | Equity method reserve | 3,012 | 3,864 |
| | Dividends for the year | - | - |
| | Retained earnings | -2,011 | -4,312 |
| | Total | 1,001 | -448 |

# BALANCE SHEET - DANSKE BANK A/S

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| | ASSETS | | |
| | Cash in hand and demand deposits with central banks | 25,612 | 13,853 |
| 10 | Due from credit institutions and central banks | 246,467 | 279,222 |
| 11 | Loans, advances and other amounts due at amortised cost | 920,557 | 1,120,719 |
| | Bonds at fair value | 502,026 | 510,626 |
| 17 | Bonds at amortised cost | 5,933 | 4,952 |
| | Shares etc. | 2,434 | 3,117 |
| | Holdings in associated undertakings | 797 | 637 |
| | Holdings in group undertakings | 88,930 | 84,201 |
| 18 | Assets under pooled schemes | 35,870 | 32,068 |
| | Intangible assets | 19,215 | 20,753 |
| | Land and buildings | 4,443 | 4,733 |
| 14 | Investment property | 81 | 81 |
| 14 | Domicile property | 4,362 | 4,652 |
| 15 | Other tangible assets | 3,799 | 4,365 |
| | Current tax assets | 2,100 | 1,173 |
| 16 | Deferred tax assets | 1,413 | 908 |
| | Assets temporarily taken over | 75 | 170 |
| 19 | Other assets | 328,308 | 595,817 |
| | Prepayments | 783 | 1,554 |
| | Total assets | 2,188,762 | 2,678,868 |
| | LIABILITIES AND EQUITY | | |
| | AMOUNTS DUE | | |
| 20 | Due to credit institutions and central banks | 373,386 | 635,757 |
| 21 | Deposits and other amounts due | 713,229 | 732,984 |
| | Deposits under pooled schemes | 38,101 | 33,351 |
| 22 | Issued bonds at amortised cost | 478,952 | 462,915 |
| | Current tax liabilities | 871 | 778 |
| 23 | Other liabilities | 404,471 | 660,217 |
| | Deferred income | 968 | 1,035 |
| | Total amounts due | 2,009,978 | 2,527,037 |
| | PROVISIONS FOR LIABILITIES | | |
| | Provisions for pensions and similar obligations | 995 | 864 |
| 16 | Provisions for deferred tax | 3,146 | 530 |
| 12 | Provisions for losses on guarantees | 2,792 | 700 |
| | Other provisions for liabilities | 19 | 24 |
| | Total provisions for liabilities | 6,952 | 2,118 |
| | SUBORDINATED DEBT | | |
| 24 | Subordinated debt | 70,738 | 49,700 |
| | SHAREHOLDERS' EQUITY | | |
| | Share capital | 6,988 | 6,988 |
| | Accumulated value adjustments | 427 | 435 |
| | Equity method reserve | 22,061 | 19,049 |
| | Retained earnings | 71,618 | 73,541 |
| | Proposed dividends | - | - |
| | Total shareholders' equity | 101,094 | 100,013 |
| | Total liabilities and equity | 2,188,762 | 2,678,868 |

# STATEMENT OF CAPITAL - DANSKE BANK A/S

(DKr m)

**Changes in shareholders' equity**

| | Share capital | Foreign currency translation reserve | Revaluation reserve | Equity method reserve | Retained earnings | Proposed dividends | Total 2009 | Total 2008 |
|---|---|---|---|---|---|---|---|---|
| Shareholders' equity at December 31, 2008 | 6,988 | -489 | 924 | 19,049 | 73,541 | - | 100,013 | 106,376 |
| Translation of foreign units | - | 503 | - | - | - | - | 503 | -2,672 |
| Foreign unit hedges | - | -340 | - | - | - | - | -340 | 2,212 |
| Fair value adjustment of domicile property | - | - | -160 | - | - | - | -160 | 53 |
| Sale of domicile property | - | - | -11 | - | 11 | - | - | -1 |
| Tax on entries on shareholders' equity | - | - | - | - | 84 | - | 84 | -458 |
| Income recognised directly on shareholders' equity | - | 163 | -171 | - | 95 | - | 87 | -866 |
| Net profit for the year | - | - | - | 3,012 | -2,011 | - | 1,001 | -448 |
| Total income | - | 163 | -171 | 3,012 | -1,916 | - | 1,088 | -1,314 |
| Group undertakings | - | - | - | - | - | - | - | - |
| Dividends paid | - | - | - | - | - | - | - | -5,831 |
| Proposed dividends | - | - | - | - | - | - | - | - |
| Acquisition of own shares | - | - | - | - | -17,358 | - | -17,358 | -27,597 |
| Sale of own shares | - | - | - | - | 17,315 | - | 17,315 | 28,332 |
| Share-based payments | - | - | - | - | 36 | - | 36 | 47 |
| Shareholders' equity at December 31 | 6,988 | -326 | 753 | 22,061 | 71,618 | - | 101,094 | 100,013 |

At the end of 2009, the share capital consisted of 698,804,276 shares of a nominal value of DKr10 each. All shares carry the same rights; there is thus only one class of shares. Danske Bank participates in the Danish state guarantee under the Act on Financial Stability adopted by the Danish parliament on October 10, 2008. The guarantee prohibits dividend payments and share buybacks by the participating banks until the guarantee expires on September 30, 2010. From October 1, 2010, and for as long as the Danish state holds hybrid capital in Danske Bank, the Bank may distribute dividends if such dividends can be paid in full out of the profit for the year. In March 2008, the Danske Bank made dividend payments of DKr8.50 per share.

**Own shares held by Danske Bank A/S**

| | Number of shares | Nominal value (DKr m) | Percentage of share capital | Sales/purchase price (DKr m) |
|---|---|---|---|---|
| Holding at January 1, 2008 | 11,950,056 | 120 | 1.71 | |
| Acquired in 2008 | 200,098,659 | 2,001 | 29.00 | 27,500 |
| Sold in 2008 | 205,335,166 | 2,053 | 29.00 | 28,116 |
| Holding at December 31, 2008 | 6,713,549 | 68 | 1.00 | |
| Acquired in 2009 | 198,705,332 | 1,987 | 28.44 | 17,328 |
| Sold in 2009 | 199,094,271 | 1,991 | 28.49 | 17,292 |
| Holding at December 31, 2009 | 6,324,610 | 64 | 0.91 | |

Acquisitions in 2009 and 2008 comprised trading portfolio assets and investments on behalf of customers.

**Danske Bank shares held by subsidiary undertakings**

| | Number of shares | Nominal value (DKr m) | Percentage of share capital | Sales/purchase price (DKr m) |
|---|---|---|---|---|
| Holding at January 1, 2008 | 3,250,970 | 32 | 0.47 | |
| Acquired in 2008 | 689,727 | 7 | 0.10 | 97 |
| Sold in 2008 | 1,653,431 | 17 | 0.24 | 216 |
| Holding at December 31, 2008 | 2,287,266 | 22 | 0.33 | |
| Acquired in 2009 | 328,167 | 3 | 0.05 | 30 |
| Sold in 2009 | 291,093 | 3 | 0.04 | 23 |
| Holding at December 31, 2009 | 2,324,340 | 22 | 0.33 | |

Acquisitions in 2009 and 2008 comprised investments on behalf of customers.

# STATEMENT OF CAPITAL - DANSKE BANK A/S

| (DKr m) | 2009 | 2008 |
|---|---|---|
| **Capital base and solvency ratio** | | |
| Shareholders' equity | 101,094 | 100,013 |
| Proposed dividends | - | - |
| Intangible assets | -19,427 | -20,965 |
| Deferred tax assets | -1,413 | -908 |
| Deferred tax on intangible assets | 266 | 300 |
| Revaluation reserve | -753 | -924 |
| Core tier 1 capital, excluding hybrid capital | 79,767 | 77,516 |
| Hybrid capital | 39,066 | 13,679 |
| Statutory deduction for insurance subsidiaries | -2,308 | -2,555 |
| Other statutory deductions | - | -31 |
| Total tier 1 capital | 116,525 | 88,609 |
| Subordinated debt, excluding hybrid capital | 29,365 | 32,415 |
| Hybrid capital | - | 1,081 |
| Revaluation of real property | 753 | 924 |
| Difference between expected losses and impairment charges | - | 1,936 |
| Statutory deduction for insurance subsidiaries | -2,308 | -2,555 |
| Other statutory deductions | - | -31 |
| Capital base | 144,335 | 122,379 |
| Risk-weighted assets | 676,443 | 799,724 |
| Core tier 1 capital ratio, excluding hybrid capital (%) | 11.8 | 9.7 |
| Tier 1 capital ratio (%) | 17.2 | 11.1 |
| Solvency ratio (%) | 21.3 | 15.3 |

The solvency and tier 1 capital ratios are calculated in accordance with the Capital Requirements Directive. Risk-weighted assets calculated under the Basel I rules amounted to DKr987,261m at the end of 2009. The ICAAP result, calculated under the transitional requirement of 80% of the capital requirement of 8% of risk-weighted assets, was DKr63,185m. In 2008, the ICAAP result, calculated under the transitional requirement of 90% of the capital requirement, was DKr77,735m. Transitional rules used in 2009 will also apply in 2010 and 2011.

# NOTES – DANSKE BANK A/S

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 1 | **Net interest and fee income and value adjustments broken down by business segment** | | |
| | Banking Activities | 24,885 | 30,344 |
| | Danske Markets | 16,351 | -1,742 |
| | Danske Capital | 675 | 598 |
| | Other | -919 | -4,467 |
| | Total | 40,992 | 24,733 |
| | Geographical segmentation | | |
| | Denmark | 26,470 | 13,231 |
| | Finland | 316 | 350 |
| | Ireland | 1,484 | 1,365 |
| | Norway | 3,623 | 3,069 |
| | UK | 2,870 | 1,530 |
| | Sweden | 5,054 | 3,996 |
| | Baltics | 821 | 825 |
| | Germany | 245 | 244 |
| | Poland | 109 | 123 |
| | Total | 40,992 | 24,733 |

Geographical segmentation is based on the location in which the individual transaction is recorded. The figures for Denmark include financing costs related to investments in non-Danish activities.

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 2 | **Interest income** | | |
| | Reverse transactions with credit institutions and central banks | 2,143 | 9,701 |
| | Other transactions with credit institutions and central banks | 4,713 | 10,322 |
| | Reverse loans | 3,232 | 11,509 |
| | Loans, advances and other amounts due | 41,428 | 53,896 |
| | Bonds | 16,312 | 19,403 |
| | Derivatives | 911 | -2,043 |
| | Currency contracts | -2,182 | -3,209 |
| | Interest rate contracts | 3,093 | 1,166 |
| | Other interest income | 306 | 464 |
| | Total | 69,045 | 103,252 |
| 3 | **Interest expense** | | |
| | Repo transactions with credit institutions and central banks | 1,377 | 6,392 |
| | Other transactions with credit institutions and central banks | 5,996 | 29,110 |
| | Repo deposits | 888 | 5,611 |
| | Deposits and other amounts due | 17,395 | 21,138 |
| | Issued bonds | 10,159 | 16,344 |
| | Subordinated debt | 3,708 | 2,115 |
| | Other interest expenses | 176 | 805 |
| | Total | 39,699 | 81,515 |
| 4 | **Fee and commission income** | | |
| | Securities trading and custody account fees | 3,460 | 3,889 |
| | Payment services fees | 1,480 | 1,609 |
| | Origination fees | 1,521 | 1,470 |
| | Guarantee commissions | 897 | 857 |
| | Other fees and commissions | 1,163 | 1,140 |
| | Total | 8,521 | 8,965 |

# NOTES – DANSKE BANK A/S

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 5 | **Value adjustments** | | |
| | Loans and advances at fair value | 535 | 2,048 |
| | Bonds | 2,123 | 347 |
| | Shares etc. | 208 | -1,964 |
| | Investment property | -9 | 157 |
| | Currency | 1,718 | 1,622 |
| | Derivatives | 1,024 | 961 |
| | Assets under pooled schemes | 5,384 | -5,492 |
| | Deposits under pooled schemes | -5,570 | 5,873 |
| | Other assets | - | - |
| | Other liabilities | -66 | -7,326 |
| | Total | 5,347 | -3,774 |
| 6 | **Staff costs and administrative expenses** | | |
| | Remuneration of the Executive Board and the Board of Directors | | |
| | Executive Board | 29 | 23 |
| | Board of Directors | 8 | 8 |
| | Total | 37 | 31 |

Under the Danish Act on State-Funded Capital Injections into Credit Institutions, only 50% of management's salaries is tax deductible until the capital raised has been repaid. In 2009, this deduction amounted to DKr14m. In 2008, in accordance with the Group's general staff policies, Peter Straarup received a 40-year anniversary benefit, equal to two months' salary, and Sven Lystbæk received a 25-year anniversary benefit, equal to one month's salary.

| | 2009 | 2008 |
|---|---|---|
| Staff costs | | |
| Salaries | 8,576 | 7,813 |
| Pensions | 1,131 | 1,145 |
| Financial services employer tax etc. | 1,059 | 1,012 |
| Total | 10,766 | 9,970 |
| Other administrative expenses | 4,920 | 5,437 |
| Total staff costs and administrative expenses | 15,723 | 15,438 |
| Number of full-time-equivalent staff (avg.) | 16,238 | 16,884 |

Note 9 of the consolidated financial statements contains additional information about the remuneration of the Executive Board and the Board of Directors.

7 **Amortisation, depreciation and impairment charges for intangible and tangible assets**

Includes goodwill impairment charges of DKr1.5bn, see note 23 to the consolidated financial statements.

| Note | | 2009 | 2008 |
|---|---|---|---|
| 8 | **Audit fees** | | |
| | Total fees to the audit firms appointed by the general meeting that perform the statutory audit | 15 | 16 |
| | Fees for non-audit services included in preceding item | 6 | 8 |

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 9 | **Tax** | | |
| | Calculated tax charge for the year | 495 | 1,006 |
| | Deferred tax | 1,092 | -1,379 |
| | Adjustment of prior-year tax charges | 201 | -66 |
| | Lowering of tax rate | - | -5 |
| | Total | 1,788 | -444 |
| | **Effective tax rate** | % | % |
| | Danish tax rate | 25.0 | -25.0 |
| | Non-taxable income and non-deductible expenses | -150.7 | 15.8 |
| | Difference between tax rates of non-Danish units and Danish tax rate | -252.2 | 1.3 |
| | Adjustment of prior-year tax charges | -47.9 | -1.4 |
| | Lowering of tax rate | - | -0.1 |
| | Effective tax rate | -425.8 | -9.4 |
| | Portion included under income from associated and group undertakings | 489.9 | -40.4 |
| | Total | 64.1 | -49.8 |
| 10 | **Due from credit institutions and central banks** | | |
| | Demand deposits | 5,456 | 17,362 |
| | Up to 3 months | 216,099 | 215,741 |
| | From 3 months to 1 year | 16,076 | 34,951 |
| | From 1 to 5 years | 5,809 | 8,794 |
| | Over 5 years | 3,027 | 2,374 |
| | Total | 246,467 | 279,222 |
| | Due from credit institutions | 183,837 | 248,394 |
| | Term deposits with central banks | 62,630 | 30,828 |
| | Total | 246,467 | 279,222 |
| | Reverse transactions included in preceding item | 115,279 | 147,738 |
| 11 | **Loans, advances and other amounts due at amortised cost** | | |
| | Demand deposits | 41,795 | 71,817 |
| | Up to 3 months | 373,127 | 510,603 |
| | From 3 months to 1 year | 173,368 | 168,771 |
| | From 1 to 5 years | 101,551 | 123,030 |
| | Over 5 years | 230,716 | 246,498 |
| | Total | 920,557 | 1,120,719 |
| | Reverse transactions included in preceding item | 146,063 | 233,971 |
| | **Loans, advances and guarantees broken down by sector and industry** | % | % |
| | Public sector | 2.4 | 3.2 |
| | Corporate sector | | |
| | Agriculture, hunting and forestry | 1.3 | 1.2 |
| | Fisheries | 0.2 | 0.2 |
| | Manufacturing industries, extraction of raw materials and utilities | 9.9 | 9.6 |
| | Building and construction | 2.4 | 3.5 |
| | Trade, restaurants and hotels | 4.3 | 4.8 |
| | Transport, mail and telephone | 4.6 | 4.4 |
| | Credit, finance and insurance | 34.4 | 40.1 |
| | Property administration, purchase and sale, and business services | 12.2 | 9.8 |
| | Other | 0.8 | 0.6 |
| | Total corporate sector | 70.1 | 74.2 |
| | Personal customers | 27.5 | 22.6 |
| | Total | 100.0 | 100.0 |

# NOTES – DANSKE BANK A/S

| Note | (DKr m) | | | | | |
|---|---|---|---|---|---|---|
| 12 | **Impairment charges for loans, advances and guarantees, etc.** | | | | | |
| | | Loans, advances and guarantees, individual impairment | Loans, advances and guarantees, collective impairment | Other amounts due, individual impairment | Other amounts due, collective impairment | Total |
| | Impairment charges at January 1, 2009 | 8,891 | 4,240 | 43 | - | 13,174 |
| | Impairment charges during the year | 21,800 | 2,168 | 64 | - | 24,032 |
| | Reversals of impairment charges from previous years | 4,211 | 2,933 | 1 | - | 7,145 |
| | Other changes | 147 | 270 | 1 | - | 418 |
| | Impairment charges at December 31, 2009 | 26,627 | 3,745 | 107 | - | 30,479 |
| | Impairment charges at January 1, 2008 | 2,746 | 1,048 | 1 | - | 3,795 |
| | Impairment charges during the year | 7,537 | 3,437 | 42 | - | 11,016 |
| | Reversals of impairment charges from previous years | 1,398 | 329 | - | - | 1,727 |
| | Other changes | 6 | 84 | - | - | 90 |
| | Impairment charges at December 31, 2008 | 8,891 | 4,240 | 43 | - | 13,174 |

| | 2009 | | 2008 | |
|---|---|---|---|---|
| | Individual | Collective | Individual | Collective |
| Total loans, advances and other amounts due (including portfolios) with objective evidence of impairment before impairment charges. The amount does not include loans, advances and other amounts due recognised at nil. | 26,664 | 88,494 | 16,711 | 218,974 |
| Carrying amount net of impairment charges | 16,880 | 84,749 | 12,626 | 214,750 |

13 **Development in lending activities in Denmark in 2009**

In May 2009, Danske Bank A/S raised subordinated loan capital in the form of hybrid capital of DKr24bn from the Danish state. Under Danish law, banks that raise state-funded capital must publish semi-annual statements on developments in their Danish lending activities.

Danske Bank A/S grants loans to retail and corporate customers in a number of countries. The table below shows loans and advances, irrevocable loan commitments and guarantees before impairment charges held by customers (including public sector) and retail customers with Danske Bank A/S.

**Loans etc. before impairment charges**

| | Dec. 31, 2009 | | | | Jun. 30, 2009 | | | |
|---|---|---|---|---|---|---|---|---|
| | Corporate customers | Retail customers | Total | Share (%) | Corporate customers | Retail customers | Total | Share (%) |
| Denmark | 333,822 | 175,387 | 509,209 | 38 | 367,227 | 163,222 | 530,449 | 36 |
| Finland | 18,596 | 11 | 18,607 | 1 | 29,640 | 9 | 29,649 | 2 |
| Sweden | 155,829 | 65,447 | 221,276 | 17 | 150,666 | 61,153 | 211,819 | 15 |
| Ireland | 56,151 | 29,860 | 86,011 | 6 | 60,096 | 30,998 | 91,094 | 6 |
| UK | 93,337 | 494 | 93,831 | 7 | 118,197 | 515 | 118,712 | 8 |
| Germany | 14,233 | 257 | 14,490 | 1 | 15,869 | 216 | 16,085 | 1 |
| Baltics | 15,997 | 14,240 | 30,237 | 2 | 16,253 | 14,676 | 30,929 | 2 |
| Other EU member states | 39,974 | 785 | 40,759 | 3 | 41,216 | 709 | 41,925 | 3 |
| Norway | 115,823 | 62,363 | 178,186 | 13 | 118,482 | 53,689 | 172,171 | 12 |
| Eastern Europe | 556 | 32 | 588 | - | 641 | 20 | 661 | 0 |
| Other European countries | 5,220 | 300 | 5,520 | - | 6,350 | 309 | 6,659 | 0 |
| North America | 141,163 | 451 | 141,614 | 11 | 185,502 | 451 | 185,953 | 13 |
| Rest of world | 9,245 | 596 | 9,841 | 1 | 20,280 | 921 | 21,201 | 2 |
| Total | 999,946 | 350,223 | 1,350,169 | 100 | 1,130,419 | 326,888 | 1,457,307 | 100 |

| Note | (DKr m) |
|---|---|
| 13 (cont'd) | Danske Bank A/S's markets suffered from considerably negative developments in macroeconomic conditions, including steeply declining industrial output and consumer confidence. At the end of 2009, economic indicators pointed to a stabilisation, although at a low level. The unemployment rate is expected to continue its upward trend. This has an adverse effect on customers' creditworthiness and moderates their investment appetite and thus the demand for loans. |

Danske Bank A/S grants credits on the basis of insight into its customers' financial situation. Danske Bank monitors the financial position of customers to determine whether the basis for granting credit has changed. Facilities should reasonably match the customers' financial situation, including capital position and assets, and the customers must be able to demonstrate repayment ability. Collateral is generally required for long-term credit facilities (usually facilities with a term of more than five years). Danske Bank A/S is particularly careful in granting credit to businesses in troubled or cyclical industries. The Group's credit system is used to monitor credit facilities regularly. The system contains data on limits and amounts drawn for all types of facilities and collateral.

Danske Bank A/S supported its creditworthy customers throughout the second half of 2009. Since Danske Bank A/S's tightening of lending terms for less creditworthy corporate customers in 2008 and the first half of 2009, lending terms were not tightened further. Danske Bank has increased its focus on certain industries, including property developers and the agricultural sector, however.

For retail customers, the requirements for the amount available for consumption and loan-to-value ratio for mortgage loans were unchanged from the level established in mid-2008. More information about the Group's lending policy, rating of customers and risk management is provided in section 4 of Risk Management 2009, published on February 4, 2010. Risk Management 2009 is available at www.danskebank.com/ir.

In step with the lowering of leading interest rates by the Danish central bank, Danske Bank Denmark lowered its variable deposit and lending rates in the second half of 2009. In the first half of 2009, the lending margins were widened to mirror the deteriorating creditworthiness of customers. Lending margins widened at a slower pace in the second half of 2009.


TREND IN LENDING RATES, 2009
(%)
8
6
4
2
0
Jan. Feb. Mar. Apr. May Jun. Jul. Aug. Sep. Oct. Nov. Dec.
Non-financials
Households
All sectors

Source: the Danish central bank

Danish corporate customers' demand for credit, measured in terms of the loan amounts applied for, fell 13% from the level in the first half of 2009. For existing customers, the number of loan applications fell 17% in the second half of 2009. For new customers, the demand also fell in the same period. The share of approved applications from existing customers was unchanged at 89% at the end of the second half of 2009. Loan applications from new customers saw a similar trend.

Loans and advances etc. before impairment charges to retail customers in Denmark rose above the level in the first half of 2009 and amounted to DKr175bn at the end of 2009. Demand for credit, primarily for mortgages on real property, rose 17% from the level in the first half of 2009. For existing customers, demand grew as the average loan amount applied for increased 25%. For new customers, demand for credit rose above the level in the first half of 2009, also as a result of an increase in the average loan amount applied for. The share of approved applications was 92% in the second half of 2009, against 91% in the first half of 2009.

Danske Bank A/S reduced loans and advances etc. to credit institutions, financial institutions and insurance companies by DKr21bn, and lower demand for credit from other corporate customers reduced loans etc. by DKr4bn in comparison with the level at June 30, 2009. Both figures are exclusive of impairment charges.

# NOTES – DANSKE BANK A/S

Note (DKr m)

13 (cont'd) The table below shows the trend in loans and advances, irrevocable loan commitments and guarantees before impairment charges for customers of Danske Bank A/S resident in Denmark.

**Loans etc. before impairment charges**

| | Dec. 31, 2009 | | | Jun. 30, 2009 |
|---|---|---|---|---|
| | Existing customers | New customers | Total | Total |
| Public sector | 9,621 | 30 | 9,651 | 17,823 |
| Corporate sector | | | | |
| Agriculture, hunting and forestry | 10,733 | 52 | 10,785 | 10,895 |
| Fisheries | 966 | 15 | 981 | 1,485 |
| Manufacturing industries, extraction of raw materials and utilities | 67,468 | 201 | 67,669 | 65,696 |
| Building and construction | 7,815 | 96 | 7,911 | 9,509 |
| Trade, restaurants and hotels | 23,800 | 129 | 23,929 | 26,396 |
| Transport, mail and telephone | 27,954 | 42 | 27,996 | 31,240 |
| Credit, finance and insurance | 131,664 | 3,414 | 135,078 | 156,328 |
| Property administration, purchase and sale, and business services | 35,137 | 397 | 35,534 | 36,767 |
| Other | 14,242 | 46 | 14,288 | 11,088 |
| Total corporate sector | 319,779 | 4,392 | 324,171 | 349,404 |
| Retail customers | | | | |
| Mortgages | 132,396 | 2,638 | 135,034 | 124,243 |
| Other | 39,987 | 366 | 40,353 | 38,979 |
| Total retail customers | 172,383 | 3,004 | 175,387 | 163,222 |
| Total | 501,783 | 7,426 | 509,209 | 530,449 |

New customers are customers to whom Danske Bank A/S has not granted loans or other credit facilities within the past 12 months.

In compliance with statutory requirements, this lending statement is available as a separate document at www.danskebank.com/ir.

14 **Investment and domicile property**

| | 2009 | | 2008 | |
|---|---|---|---|---|
| | Investment property | Domicile property | Investment property | Domicile property |
| Fair value/revaluation at January 1 | 81 | 4,652 | 85 | 5,159 |
| Additions, including property improvement expenditure | 3 | 33 | 4 | 40 |
| Disposals | - | 18 | 2 | 423 |
| Depreciation charges | - | 62 | - | 55 |
| Value adjustment recognised directly on equity | - | -160 | - | 53 |
| Value adjustment recognised in the income statement | -3 | -160 | 2 | 30 |
| Other changes | - | 77 | -8 | -152 |
| Fair value/revaluation at December 31 | 81 | 4,362 | 81 | 4,652 |
| Required rate of return for calculation of fair value/revaluation (% per annum) | 4.8-7.5 | 5.5-8.8 | 4.0-7.5 | 5.5-8.8 |

The value of real property is assessed by the Group's valuers.

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 15 | **Other tangible assets** | | |
| | Cost at January 1 | 7,491 | 7,349 |
| | Exchange rate adjustments | 172 | -28 |
| | Additions, including property improvement expenditure | 1,082 | 2,072 |
| | Disposals | 1,814 | 1,902 |
| | Cost at December 31 | 6,931 | 7,491 |
| | Depreciation and impairment charges at January 1 | 3,126 | 3,133 |
| | Exchange rate adjustments | 65 | 99 |
| | Depreciation charges | 1,034 | 1,099 |
| | Depreciation and impairment charges for assets sold | 1,093 | 1,205 |
| | Depreciation and impairment charges at December 31 | 3,132 | 3,126 |
| | Carrying amount at December 31 | 3,799 | 4,365 |

| Note | Change in deferred tax | At Jan. 1 | Other adjustments | Recognised in profit for the year | Recognised in shareholders' equity | At Dec. 31 |
|---|---|---|---|---|---|---|
| 16 | **Change in deferred tax** | | | | | |
| | 2009 | | | | | |
| | Intangible assets | 276 | - | -7 | - | 269 |
| | Tangible assets | 460 | 15 | 786 | - | 1,261 |
| | Securities | -221 | -15 | 107 | - | -129 |
| | Provisions for obligations | -212 | -7 | -34 | - | -253 |
| | Tax loss carryforwards | -139 | - | -1,120 | - | -1,259 |
| | Recapture of tax loss | - | - | 2,047 | - | 2,047 |
| | Other | -542 | -48 | 387 | - | -203 |
| | Total | -378 | -55 | 2,166 | - | 1,733 |
| | Adj. of prior-year tax charges included in preceding item | | | 1,074 | | |
| | 2008 | | | | | |
| | Intangible assets | 299 | - | -23 | - | 276 |
| | Tangible assets | 912 | - | -750 | 298 | 460 |
| | Securities | -225 | - | 4 | - | -221 |
| | Provisions for obligations | -335 | -8 | 131 | - | -212 |
| | Tax loss carryforwards | -6 | - | -133 | - | -139 |
| | Recapture of tax loss | - | - | - | - | - |
| | Other | 26 | -20 | -548 | - | -542 |
| | Total | 671 | -28 | -1,319 | 298 | -378 |
| | Adj. of prior-year tax charges included in preceding item | | | -65 | | |

| Note | | 2009 | 2008 |
|---|---|---|---|
| | **Deferred tax** | | |
| | Deferred tax assets | 1,413 | 908 |
| | Provisions for deferred tax | 3,146 | 530 |
| | Deferred tax, net | 1,733 | -378 |
| 17 | **Bonds at amortised cost** | | |
| | Fair value of held-to-maturity assets | 6,416 | 4,950 |
| | Carrying amount of held-to-maturity assets | 5,933 | 4,952 |

# NOTES – DANSKE BANK A/S

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 18 | **Assets under pooled schemes** | | |
| | Bonds at fair value | 19,829 | 20,582 |
| | Shares | 4,991 | 6,844 |
| | Unit trust certificates | 11,271 | 5,197 |
| | Cash deposits etc. | 2,010 | 728 |
| | Total assets before elimination | 38,101 | 33,351 |
| | Own shares | 294 | 141 |
| | Other internal balances | 1,937 | 1,142 |
| | Total | 35,870 | 32,068 |
| 19 | **Other assets** | | |
| | Positive fair value of derivatives | 309,645 | 568,205 |
| | Other assets | 18,663 | 27,612 |
| | Total | 328,308 | 595,817 |
| 20 | **Due to credit institutions and central banks** | | |
| | Amounts payable on demand | 28,098 | 52,515 |
| | Up to 3 months | 259,211 | 543,985 |
| | From 3 months to 1 year | 82,685 | 35,346 |
| | From 1 to 5 years | 1,486 | 2,267 |
| | Over 5 years | 1,906 | 1,644 |
| | Total | 373,386 | 635,757 |
| | Repo transactions included in preceding item | 160,002 | 148,182 |
| 21 | **Deposits and other amounts due** | | |
| | On demand | 400,414 | 345,778 |
| | Term deposits | 1,848 | 10,539 |
| | Time deposits | 231,509 | 257,035 |
| | Repo deposits | 55,648 | 98,441 |
| | Special deposits | 23,810 | 21,191 |
| | Total | 713,229 | 732,984 |
| | On demand | 400,414 | 345,778 |
| | Up to 3 months | 225,571 | 292,352 |
| | From 3 months to 1 year | 33,518 | 28,303 |
| | From 1 to 5 years | 13,099 | 21,095 |
| | Over 5 years | 40,627 | 45,456 |
| | Total | 713,229 | 732,984 |
| 22 | **Issued bonds at amortised cost** | | |
| | On demand | - | - |
| | Up to 3 months | 168,180 | 202,889 |
| | From 3 months to 1 year | 81,982 | 59,593 |
| | From 1 to 5 years | 164,764 | 175,641 |
| | Over 5 years | 64,026 | 24,792 |
| | Total | 478,952 | 462,915 |
| 23 | **Other liabilities** | | |
| | Negative fair value of derivatives | 303,849 | 575,063 |
| | Other liabilities | 100,622 | 85,154 |
| | Total | 404,471 | 660,217 |

| Note | (DKr m) |
|---|---|

24 **Subordinated debt**

Subordinated debt consists of liabilities in the form of subordinated loan capital and hybrid capital, which, in the event of Danske Bank's voluntary or compulsory winding-up, will not be repaid until the claims of ordinary creditors have been met. Hybrid capital ranks below subordinated loan capital. Early redemption of subordinated debt must be approved by the Danish FSA.

Subordinated debt is included in the capital base in accordance with sections 129, 132 and 136 of the Danish Financial Business Act.

| Currency | Principal (millions) | Interest rate | Issued | Maturity | Redemption price | 2009 (DKr m) | 2008 (DKr m) |
|---|---|---|---|---|---|---|---|
| Redeemed loans | | | | | | | 3,725 |
| EUR | 400 | 5.875 | 2002 | 26.03.2015 | 100 | 2,976 | 2,981 |
| EUR | 500 | 4.250 | 2003 | 20.06.2016 | 100 | 3,721 | 3,725 |
| NOK | 1,770 | var. | 2003 | 25.05.2014 | 100 | 1,583 | 1,340 |
| GBP | 350 | 5.375 | 2003 | 29.09.2021 | 100 | 2,881 | 2,677 |
| NOK | 500 | var. | 2003 | 15.02.2014 | 100 | 447 | 379 |
| SEK | 750 | var. | 2004 | 22.12.2013 | 100 | 542 | 510 |
| EUR | 700 | 4.100 | 2005 | 16.03.2018 | 100 | 5,209 | 5,216 |
| EUR | 500 | var. | 2005 | 09.09.2013 | 100 | 3,721 | 3,725 |
| NOK | 535 | var. | 2005 | 22.03.2014 | 100 | 478 | 405 |
| EUR | 500 | 6.000 | 2007 | 20.03.2016 | 100 | 3,721 | 3,725 |
| EUR | 500 | 5.375 | 2008 | 18.08.2014 | 100 | 3,721 | 3,725 |
| DKK | 500 | 5.500 | 2008 | 22.08.2014 | 100 | 500 | 500 |
| Subordinated debt, excluding hybrid capital | | | | | | 29,500 | 32,633 |

| Hybrid capital | | | | | | | |
|---|---|---|---|---|---|---|---|
| Hybrid capital included under the 15% of tier 1 capital limit (section 129(4)): | | | | | | | |
| USD | 750 | 5.914 | 2004 | Perpetual | 100 | 3,892 | 3,964 |
| GBP | 150 | 5.563 | 2005 | Perpetual | 100 | 1,234 | 1,147 |
| GBP | 500 | 5.684 | 2006 | Perpetual | 100 | 4,116 | 3,824 |
| EUR | 600 | 4.878 | 2007 | Perpetual | 100 | 4,465 | 4,470 |
| SEK | 1,350 | var. | 2007 | Perpetual | 100 | 976 | 919 |
| SEK | 650 | 5.119 | 2007 | Perpetual | 100 | 470 | 442 |
| Hybrid capital included under the 35% of tier 1 capital limit (section 129(3)): | | | | | | | |
| DKK | 23,992 | 9.265 | 2009 | Perpetual | 100 | 23,992 | - |
| Total hybrid capital | | | | | | 39,145 | 14,766 |
| Nominal subordinated debt | | | | | | 68,645 | 47,399 |
| Hedging of interest rate risk at fair value | | | | | | 2,219 | 2,490 |
| Own holdings | | | | | | -126 | -189 |
| Total subordinated debt | | | | | | 70,738 | 49,700 |
| Interest on subordinated debt and related items | | | | | | | |
| Interest | | | | | | 3,708 | 2,115 |
| Extraordinary repayments | | | | | | 3,725 | 5,220 |
| Origination and redemption costs | | | | | | 47 | 15 |
| Amount included in the capital base at December 31 | | | | | | 68,431 | 47,175 |

Note 31 of the consolidated financial statements contains additional information about subordinated debt and contractual terms.

| Note | (DKr m) | 2009 | 2008 |
|---|---|---|---|
| 25 | **Assets deposited as collateral** | | |

At the end of 2009, Danske Bank A/S had deposited securities worth DKr98,358m as collateral with Danish and international clearing centres and other institutions (2008: DKr269,392m).

In repo transactions, which involve selling securities to be repurchased at a later date, the securities remain on the balance sheet, and the amounts received are recognised as deposits. Repo transaction securities are treated as assets provided as collateral for liabilities. Counterparties are entitled to sell the securities or deposit them as collateral for other loans.

| | 2009 | 2008 |
|---|---|---|
| Assets sold in repo transactions | | |
| Bonds at fair value | 211,844 | 248,700 |
| Shares etc. | 2 | 46 |
| Total | 211,846 | 248,746 |
| Total collateral deposited for subsidiary undertakings | 540 | 941 |

At the end of 2009, Danske Bank A/S had delivered cash and securities worth DKr35,124m (2008: DKr65,944m) as collateral for derivatives transactions.

At the end of 2009, Danske Bank A/S had registered loans and advances worth DKr108,067m and other assets worth DKr2,947m as collateral for covered bonds (2008: DKr63,305m and DKr1,022m, respectively).

26 **Contingent liabilities**

Danske Bank uses a variety of loan-related financial instruments to meet the financial requirements of its customers. These include loan offers and other credit facilities, guarantees and instruments that are not recognised on the balance sheet.

| **Guarantees and other liabilities** | 2009 | 2008 |
|---|---|---|
| Guarantees etc. | | |
| Financial guarantees | 6,988 | 9,102 |
| Mortgage finance guarantees | 46,958 | 47,126 |
| Registration and remortgaging guarantees | 22,674 | 9,978 |
| Loss guarantee for the Private Contingency Association | 4,727 | 6,339 |
| Other guarantees | 165,438 | 229,746 |
| Total | 246,785 | 302,291 |
| Other liabilities | | |
| Irrevocable loan commitments shorter than 1 year | 45,172 | 50,458 |
| Irrevocable loan commitments longer than 1 year | 108,239 | 99,771 |
| Other obligations | 774 | 907 |
| Total | 154,185 | 151,136 |

In addition, Danske Bank has granted credit facilities related to credit cards and overdraft facilities that can be terminated at short notice. At the end of 2009, such unused credit facilities amounted to DKr122,800m (2008: DKr125,419m).

Owing to its business volume, Danske Bank A/S is continually a party to various lawsuits. In view of its size, the Bank does not expect the outcomes of the cases pending to have any material effect on its financial position.

A limited number of employees are employed under terms which grant them, if they are dismissed before reaching their normal retirement age, an extraordinary severance and/or pension payment in excess of their entitlement under ordinary terms of employment.

Danske Bank A/S manages the joint taxation scheme that covers all group companies. The Bank is liable only for tax payable by the Bank itself and for amounts received from subsidiary undertakings in payment of joint corporation tax. The Bank is registered jointly with all significant wholly-owned Danish subsidiaries for financial services employer tax and VAT, for which it is jointly and severally liable.

Together with the majority of Danish banks, Danske Bank is participating in the Danish state guarantee under the Act on Financial Stability adopted by the Danish parliament on October 10, 2008. The scheme runs from October 5, 2008, to September 30, 2010, and includes an unconditional state guarantee for the obligations of Danish banks, except for subordinated debt and covered bonds.

Each bank's share of the state guarantee commission and the commitment to cover losses is calculated on the basis of the part of the bank's capital base that can be allocated to activities covered by the guarantee. Danske Bank's share is one third of the total amount, or an annual guarantee commission of around DKr2.5bn and a remaining commitment to cover losses of around DKr4.7bn. Of the latter amount, DKr3.3bn becomes payable only if the Danish financial sector's need for capital exceeds DKr25bn. At the end of 2009, total impairment charges for this commitment amounted to DKr1.9bn.

Note (DKr m)

27 **Related parties**

| | Parties with significant influence 2009 | Parties with significant influence 2008 | Associated undertakings 2009 | Associated undertakings 2008 | Group undertakings 2009 | Group undertakings 2008 | Board of Directors 2009 | Board of Directors 2008 | Executive Board 2009 | Executive Board 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| Loans and irrevocable loan commitments | 7,499 | 7,456 | 592 | 5,201 | 72,917 | 78,188 | 33 | 47 | 8 | 5 |
| Securities and derivatives | 1,192 | 1,268 | 3,456 | 3,782 | 200,714 | 216,957 | - | - | - | - |
| Deposits | 1,474 | 3,255 | 345 | 356 | 74,809 | 84,608 | 51 | 38 | 18 | 12 |
| Derivatives | 87 | 495 | 2,262 | 2,173 | 1,599 | 2,665 | - | - | - | - |
| Issued bonds | - | - | - | - | 98,453 | 142,515 | - | - | - | - |
| Guarantees issued | 1,983 | 1,896 | 27 | 14 | 147,833 | 159,614 | 7 | 5 | - | - |
| Collateral and guarantees received | 676 | 258 | 8 | 4,517 | 619 | 2,109 | 7 | 5 | 8 | 4 |
| Interest income | 74 | 106 | 157 | 405 | 5,122 | 7,082 | 1 | 2 | - | - |
| Interest expense | 24 | 115 | 219 | 61 | 1,049 | 1,936 | 1 | 1 | 1 | 1 |
| Fee income | 2 | 3 | 3 | 1 | 21 | 20 | - | - | - | - |
| Dividend income | 4 | 5 | 153 | 160 | 158 | 7,698 | - | - | - | - |
| Other income | 7 | 10 | - | - | - | 5 | - | - | - | - |
| Trade in Danske Bank shares | | | | | | | | | | |
| Acquisition of shares | - | 525 | - | - | - | - | 4 | 5 | 1 | - |
| Sale of shares | - | 13 | - | - | - | - | 1 | - | 1 | - |

Related parties with significant influence include shareholders with holdings exceeding 20% of Danske Bank A/S's share capital. A.P. Møller and Chastine Mc-Kinney Møller Foundation and companies of the A.P. Moller - Maersk Group, Copenhagen, hold 22.76% of the share capital. Note 22 of the consolidated financial statements lists associated undertakings. The consolidated financial statements specify group holdings under Group holdings and undertakings. The Board of Directors and Executive Board columns list the personal facilities, deposits, etc., held by members of the Board of Directors and the Executive Board and their dependants and facilities with businesses in which these parties have a controlling or significant influence.

In 2009, the average interest rates on credit facilities granted to members of the Board of Directors and the Executive Board were 2.5% (2008: 5.2%) and 3.4% (2008: 5.7%), respectively. Notes 9 and 42 of the consolidated financial statements specify management's remuneration and shareholdings.

Pension funds set up for the purpose of paying out pension benefits to employees of Danske Bank A/S are also considered related parties. In 2009, transactions with these funds comprised loans and advances worth DKr3m (2008: DKr3m), deposits worth DKr121m (2008: DKr131m), derivatives with a positive fair value of DKr8m (2008: DKr0m), derivatives with a negative fair value of DKr161m (2008: DKr432m), interest expenses of DKr3m (2008: DKr4m) and pension contributions of DKr108m (2008: DKr237m).

Danske Bank A/S acts as the bank of a number of its related parties. Payment services, trading in securities and other instruments, investment and placement of surplus liquidity, and provision of short-term and long-term financing are the primary services provided by Danske Bank A/S. In addition, Danske Bank A/S and group undertakings receive interest on holdings, if any, of listed bonds issued by Realkredit Danmark A/S. Note 19 of the consolidated financial statements specifies the Group's holdings of own mortgage bonds.

Danske Bank A/S handles a number of administrative functions, such as IT operations and development, HR management, purchases and marketing activities for group undertakings. The Bank received a total fee of DKr1,351m for services provided in 2009 (2008: DKr1,240m).

The figures above do not include debt to related parties in the form of issued notes. Such notes are bearer securities, which means that the Group does not know the identity of the holders. Danske Bank shares may be registered by name. Related parties' holdings of Danske Bank shares equalling 5% or more of the Bank's share capital are determined on the basis of the most recent reporting of holdings to the Bank.

Transactions with related parties are settled on an arm's-length basis, whereas transactions with group undertakings are settled on a cost-reimbursement basis.

| Note | (DKr m) | | | | |
|---|---|---|---|---|---|
| 28 | **Hedging of risk** | | | | |
| | | 2009 | | 2008 | |
| | | Carrying amount | Amortised/ notional value | Carrying amount | Amortised/ notional value |
| | Assets | | | | |
| | Due from credit institutions | 5,874 | 5,590 | 24,412 | 24,382 |
| | Loans and advances | 51,850 | 50,152 | 55,856 | 53,645 |
| | Total | 57,724 | 55,742 | 80,268 | 78,027 |
| | Financial instruments hedging interest rate risk | | | | |
| | Derivatives | -187 | 62,018 | -1,098 | 67,099 |
| | Liabilities | | | | |
| | Deposits | 176,344 | 176,112 | 141,134 | 140,840 |
| | Due to credit institutions | 143,272 | 143,225 | 380,328 | 380,117 |
| | Issued bonds | 502,382 | 498,175 | 526,419 | 521,997 |
| | Subordinated debt | 71,003 | 68,645 | 49,973 | 47,399 |
| | Total | 893,001 | 886,157 | 1,097,854 | 1,090,353 |
| | Financial instruments hedging interest rate risk | | | | |
| | Derivatives | 7,692 | 923,147 | 9,069 | 1,032,048 |

The consolidated financial statements include additional information about hedge accounting.

29 **Group holdings and undertakings**

The Group's holdings and undertakings are listed in the consolidated financial statements (note 44).

# NOTES – DANSKE BANK A/S

| (DKr m) | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| HIGHLIGHTS | | | | | |
| Net interest and fee income | 35,645 | 28,507 | 22,866 | 18,431 | 20,461 |
| Value adjustments | 5,347 | -3,774 | 2,690 | 4,164 | 165 |
| Staff costs and administrative expenses | 15,723 | 15,438 | 14,590 | 11,297 | 11,144 |
| Loan impairment charges etc. | 21,118 | 10,265 | 306 | -207 | -1,162 |
| Income from associated and group undertakings | 3,211 | 3,889 | 7,054 | 5,571 | 4,908 |
| Net profit for the year | 1,001 | -448 | 14,996 | 13,960 | 12,209 |
| Loans and advances | 920,557 | 1,120,719 | 1,120,373 | 818,530 | 641,307 |
| Shareholders' equity | 101,094 | 100,013 | 106,376 | 96,509 | 74,638 |
| Total assets | 2,188,762 | 2,678,868 | 2,412,451 | 1,869,507 | 1,638,126 |
| RATIOS AND KEY FIGURES | | | | | |
| Solvency ratio (%) | 21.3 | 15.3 | 11.9 | 16.2 | 15.2 |
| Tier 1 capital ratio (%) | 17.2 | 11.1 | 8.3 | 12.2 | 10.7 |
| Return on equity before tax (%) | 2.8 | -0.9 | 17.1 | 20.0 | 21.8 |
| Return on equity after tax (%) | 1.0 | -0.4 | 14.8 | 16.3 | 17.2 |
| Cost/income ratio (DKr) | 1.06 | 0.97 | 2.03 | 2.35 | 2.35 |
| Interest rate risk (%) | 0.7 | 2.5 | 2.1 | -0.4 | - |
| Foreign exchange position (%) | 2.9 | 3.3 | 2.1 | 0.5 | 1.6 |
| Exchange rate risk (%) | - | 0.1 | - | - | - |
| Loans and advances plus impairment charges as % of deposits | 126.2 | 147.9 | 139.5 | 136.8 | 114.7 |
| Gearing of loans and advances (%) | 9.1 | 11.2 | 10.5 | 8.5 | 8.6 |
| Growth in loans and advances (%) | -17.9 | - | 36.9 | 27.6 | 26.0 |
| Surplus liquidity in relation to statutory liquidity requirement (%) | 138.3 | 66.3 | 88.3 | 137.0 | 160.2 |
| Large exposures as % of capital base | 22.8 | 98.2 | 151.0 | 151.5 | 173.8 |
| Impairment ratio (%) | 1.6 | 0.7 | - | - | -0.1 |
| Earnings per share (DKr) | 1.5 | -6.5 | 21.8 | 21.2 | 18.6 |
| Book value per share (DKr) | 146 | 145 | 155 | 140 | 117 |
| Proposed dividend per share (DKr) | - | - | 8.50 | 7.75 | 10.00 |
| Share price at December 31/earnings per share (DKr) | 81.6 | -8.0 | 9.1 | 11.8 | 11.9 |
| Share price at December 31/book value per share (DKr) | 0.81 | 0.36 | 1.29 | 1.78 | 1.89 |

The ratios are defined in the Danish FSA's executive order on financial reports of credit institutions, investment companies, etc.

# STATEMENT BY THE MANAGEMENT

The Board of Directors and the Executive Board (the management) have today considered and approved the annual report of Danske Bank A/S for the financial year 2009.

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as adopted by the EU, and the Parent Company's financial statements have been prepared in accordance with the Danish Financial Business Act. Furthermore, the annual report has been prepared in accordance with additional Danish disclosure requirements for annual reports of listed financial institutions.

In our opinion, the consolidated financial statements and the Parent Company's financial statements give a true and fair view of the Group's and the Parent Company's assets, liabilities, equity and financial position at December 31, 2009, and of the results of the Group's and the Parent Company's operations and the consolidated cash flows for the financial year starting on January 1 and ending on December 31, 2009. Moreover, in our opinion, the management's report includes a fair review of developments in the Group's and the Parent Company's operations and financial position and describes the significant risks and uncertainty factors that may affect the Group and the Parent Company.

The management will submit the annual report to the general meeting for approval.

Copenhagen, February 4, 2010

EXECUTIVE BOARD

Peter Straarup
Chairman

| Tonny Thierry Andersen<br>Chief Financial Officer | Thomas F. Borgen<br>Member of the<br>Executive Board | Sven Lystbæk<br>Member of the<br>Executive Board | Per Skovhus<br>Member of the<br>Executive Board |
|---|---|---|---|

BOARD OF DIRECTORS

| Alf Duch-Pedersen<br>Chairman | Eivind Kolding<br>Vice Chairman | Henning Christophersen |
|---|---|---|
| Peter Højland | Mats Jansson | Niels Chr. Nielsen |
| Sten Scheibye | Majken Schultz | Claus Vastrup |
| Birgit Aagaard-Svendsen | Helle Brøndum | Charlotte Hoffmann |
| Per Alling Toubro | Verner Usbeck | Solveig Ørteby |

# AUDITORS' REPORTS

## INTERNAL AUDIT'S REPORT

We have audited the annual report of Danske Bank A/S for the financial year 2009. The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as adopted by the EU and the Parent Company's financial statements have been prepared in accordance with the Danish Financial Business Act. Furthermore, the annual report has been prepared in accordance with additional Danish disclosure requirements for annual reports of listed financial institutions.

**Basis of opinion**
We conducted our audit in accordance with the executive order of the Danish Financial Supervisory Authority on auditing financial businesses and financial groups and in accordance with Danish Standards on Auditing. These standards require that we plan and perform the audit to obtain reasonable assurance whether the annual report is free from material misstatement. The audit comprised all significant areas and risk areas and was conducted in accordance with the division of responsibilities agreed with the external auditors, enabling the external auditors to the widest possible extent to base their audit on the work performed by Internal Audit.

We planned and conducted our audit such that we have assessed the business and internal control procedures, including the risk and capital management implemented by the management, aimed at the Group's and the Parent Company's reporting processes and major business risks.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the annual report, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the preparation and fair presentation of the annual report in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the management, as well as evaluating the overall presentation of the annual report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit did not result in any qualification.

**Opinion**
In our opinion, the business and internal control procedures, including the risk and capital management implemented by the management, aimed at the Group's and the Parent Company's reporting processes and major business risks operate effectively.

Furthermore, we believe that the annual report gives a true and fair view of the Group's and the Parent Company's assets, liabilities, equity and financial position at December 31, 2009, and of the results of the Group's and the Parent Company's operations and the consolidated cash flows for the financial year 2009 in accordance with the International Financial Reporting Standards (IFRSs) as adopted by the EU in respect of the consolidated financial statements, in accordance with the Danish Financial Business Act in respect of the Parent Company's financial statements and in accordance with additional Danish disclosure requirements for annual reports of listed financial institutions.

Copenhagen, February 4, 2010

Jens Peter Thomassen
Group Chief Auditor

Niels Thor Mikkelsen
Deputy Group Chief Auditor

## INDEPENDENT AUDITORS' REPORT

To the shareholders of Danske Bank A/S

We have audited the consolidated financial statements and the Parent Company's financial statements of Danske Bank A/S for the financial year 2009. The consolidated financial statements comprise the income statement, statement of comprehensive income, balance sheet, statement of capital, cash flow statement and notes. The Parent Company's financial statements comprise income statement, balance sheet, statement of capital and notes. The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as adopted by the EU, and the Parent Company's financial statements have been prepared in accordance with the Danish Financial Business Act. Furthermore, the consolidated financial statements and the Parent Company's financial statements have been prepared in accordance with additional Danish disclosure requirements for listed financial institutions. In addition to our audit, we have read the management's report prepared in accordance with Danish disclosure requirements for listed financial institutions and issued a statement in this regard.

**Management's responsibility**

Management is responsible for preparing and presenting consolidated financial statements and Parent Company financial statements that give a true and fair view in accordance with the International Financial Reporting Standards (IFRSs) as adopted by the EU in respect of the consolidated financial statements and in accordance with the Danish Financial Business Act in respect of the Parent Company and in accordance with additional Danish disclosure requirements for listed financial institutions. This responsibility includes: designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of consolidated financial statements and Parent Company's financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. Further, it is the responsibility of Management to prepare a management's report that gives a fair review in accordance with Danish disclosure requirements for listed financial institutions.

**Auditors' responsibility and basis of opinion**

Our responsibility is to express an opinion on the consolidated financial statements and the Parent Company's financial statements based on our audit. We conducted our audit in accordance with Danish Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements and the Parent Company's financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements and the Parent Company's financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements and the Parent Company's financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the preparation and fair presentation of the consolidated financial statements and the Parent Company's financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the management, as well as evaluating the overall presentation of the consolidated financial statements and the Parent Company's financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit did not result in any qualification.

**Opinion**

In our opinion, the consolidated financial statements give a true and fair view of the Group's assets, liabilities, equity and financial position at December 31, 2009, and of the results of the Group's operations and cash flows for the financial year 2009 in accordance with the International Financial Reporting Standards (IFRSs) as adopted by the EU and in accordance with additional Danish disclosure requirements for listed financial institutions. Furthermore, in our opinion, the Parent Company's financial statements give a true and fair view of the Parent Company's assets, liabilities and financial position at December 31, 2009, and of the results of the Parent Company's operations for the financial year 2009 in accordance with the Danish Financial Business Act and in accordance with additional Danish disclosure requirements for listed financial institutions.

**Statement on the management's report**

Pursuant to the Danish Financial Business Act, we have read the management's report. We have not performed any other procedures in addition to the audit of the consolidated financial statements and the Parent Company's financial statements. On this basis, it is our opinion that the information given in the management's report is consistent with the consolidated financial statements and the Parent Company's financial statements.

Copenhagen, February 4, 2010
KPMG
Statsautoriseret Revisionspartnerselskab

Per Gunslev    Lars Rhod Søndergaard
State Authorised Public Accountants

Copenhagen, February 4, 2010
Grant Thornton
Statsautoriseret Revisionsaktieselskab

Ole Fabricius    Christian F. Jakobsen
State Authorised Public Accountants

# MANAGEMENT AND DIRECTORSHIPS – BOARD OF DIRECTORS

ALF DUCH-PEDERSEN
Born on August 15, 1946
Joined the Board on March 23, 1999

Member of the Credit and Risk Committee, the Remuneration Committee, the Nomination Committee and the Audit Committee

Directorships and other offices:
The Denmark-America Foundation
Group 4 Securicor plc. (Chairman)

EIVIND KOLDING
PARTNER OF THE FIRM A.P. MØLLER
Born on November 16, 1959
Joined the Board on March 27, 2001

Member of the Credit and Risk Committee, the Remuneration Committee and the Nomination Committee

Directorships and other offices:
Box Club (International Council of Containership Operators) (Chairman)
ELAA (The European Liner Affairs Association) (Chairman)
Maersk Inc.
Maersk Line Agency Holding A/S (Chairman)
Safmarine Container Lines N.V. (Chairman)
E. Kolding Shipping ApS (CEO)

HENNING CHRISTOPHERSEN
PARTNER OF KREAB GAVIN ANDERSON BRUSSELS
Born on November 8, 1939
Joined the Board on March 26, 1996

Member of the Credit and Risk Committee

Directorships and other offices:
European Institute of Public Administration (Chairman)
Metroselskabet I/S (Chairman)
Rockwool-Fonden
Epsilon s.p.r.l. (Managing Director)

PETER HØJLAND
Born on July 9, 1950
Joined the Board on November 30, 2000

Member of the Credit and Risk Committee

Directorships and other offices:
Amrop-Hever A/S (Chairman)
Bikuben fondene (Chairman)
Copenhagen Capacity, Fonden til Markedsføring og Erhvervsfremme i Hovedstadsregionen (Chairman)
The Denmark-America Foundation
Frederiksbergfonden
Ituri Management ApS (Chairman)
Nordic Vision Clinics AS
Rambøll Gruppen A/S (Chairman)
Siemens A/S (Chairman)

MATS JANSSON
CEO OF SAS AB
Born on December 17, 1951
Joined the Board on March 4, 2008

Member of the Audit Committee

Directorships and other offices:
SAS Danmark A/S

NIELS CHR. NIELSEN
PROFESSOR OF ECONOMICS AT COPENHAGEN BUSINESS SCHOOL
Born on January 14, 1942
Joined the Board on April 5, 1990

Member of the Credit and Risk Committee

Directorships and other offices:
Grundfos A/S
Grundfos Finance A/S
Grundfos Holding A/S
Grundfos Management A/S
Oticon Fonden, William Demants og Hustru Ida Emilies Fond
Otto Mønsted Aktieselskab
The Poul Due Jensen Foundation

STEN SCHEIBYE
Born on October 3, 1951
Joined the Board on March 31, 1998

Member of the Audit Committee

Directorships and other offices:
The Danish Academy of Technical Sciences

# MANAGEMENT AND DIRECTORSHIPS – BOARD OF DIRECTORS

DADES A/S
The Denmark-America Foundation (Chairman)
The Trade Council of Denmark (Chairman)
The Technical University of Denmark (Chairman)
The Fulbright Commission in Denmark
The Danish Industry Foundation
The Danish Committee on Corporate Governance (Chairman)
Novo Nordisk A/S (Chairman)
Rambøll Gruppen A/S
Aase og Ejnar Danielsens Fond

MAJKEN SCHULTZ
PROFESSOR OF ORGANIZATION AT COPENHAGEN BUSINESS SCHOOL
Born on October 28, 1958
Joined the Board on November 30, 2000

Member of the Nomination Committee

Directorships and other offices:
The Academy of Management
COWI A/S
Dansk selskab for virksomhedsledelse
Realdania
Reputation Institute (Executive Committee)
Vci Holding ApS (CEO)

CLAUS VASTRUP
PROFESSOR OF ECONOMICS AT UNIVERSITY OF AARHUS
Born on March 24, 1942
Appointed by the Minister of Economic Affairs from January 1, 1995, to December 31, 2002; elected by the general meeting on March 25, 2003

Member of the Audit Committee and the Credit and Risk Committee

Directorships and other offices:
Aarhus Universitets Jubilæumsfond

BIRGIT AAGAARD-SVENDSEN
EXECUTIVE VICE PRESIDENT AND CFO OF J. LAURITZEN A/S
Born on February 29, 1956
Joined the Board on March 28, 1995

Member of the Audit Committee

Directorships and other offices:
Handyventure Singapore Pte. (Chairman)
Metroselskabet I/S
Twelve Danish subsidiaries of J. Lauritzen A/S
Landlov ApS (CEO)

HELLE BRØNDUM
BANK CLERK OF DANSKE BANK A/S
Born on September 26, 1952
Joined the Board on March 19, 2002
Most recently re-elected in 2006

Directorships and other offices:
Danske Kreds

CHARLOTTE HOFFMANN
PERSONAL CUSTOMER ADVISER OF DANSKE BANK A/S
Born on October 8, 1966
Joined the Board on March 14, 2006

PER ALLING TOUBRO
CHAIRMAN OF DANSKE KREDS, DANSKE BANK A/S
Born on June 25, 1953
Joined the Board on March 14, 2006

Directorships and other offices:
Danske Kreds (Chairman)
Danske Unions (Chairman)

VERNER USBECK
ASSISTANT VICE PRESIDENT OF DANSKE BANK A/S
Born on February 11, 1950
Joined the Board on June 28, 1990
Most recently re-elected in 2006

Directorships and other offices:
Danske Kreds
Danske Funktionærers Boligselskab S.m.b.A. (Chairman)
Niels Brock

SOLVEIG ØRTEBY
VICE CHAIRMAN OF THE FINANCIAL SERVICES UNION
Danske Bank A/S
Born on March 28, 1965
Joined the Board on November 30, 2000
Most recently re-elected in 2006

Directorships and other offices:
Financial Services Union (Vice Chairman)

# MANAGEMENT AND DIRECTORSHIPS – EXECUTIVE BOARD

PETER STRAARUP
CHAIRMAN OF THE EXECUTIVE BOARD
Born on July 19, 1951
Joined the Board on September 1, 1986

Directorships:
DDB Invest AB (Chairman)
Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999 (Chairman)
Danica Pension, Livsforsikringsaktieselskab (Chairman)
Danica Liv III, Livsforsikringsaktieselskab (Chairman)
Danica Pension I, Livsforsikringsaktieselskab (Chairman)
Sampo Pankki Oyj (Chairman)

Other offices (non-exhaustive list):
The Denmark-America Foundation
The Private Contingency Association for the Winding up of Distressed Banks, Savings Banks and Cooperative Banks (Chairman)
The Danish Bankers Association (Chairman)
The International Monetary Conference
Institut International d'Etudes Bancaires

TONNY THIERRY ANDERSEN
CHIEF FINANCIAL OFFICER
Born on September 30, 1964
Joined the Board on September 1, 2006

Directorships:
Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999
Danica Pension, Livsforsikringsaktieselskab
Danica Liv III, Livsforsikringsaktieselskab
Danica Pension I, Livsforsikringsaktieselskab
Realkredit Danmark A/S
Sampo Pankki Oyj

THOMAS F. BORGEN
MEMBER OF THE EXECUTIVE BOARD
Born on March 27, 1964
Joined the Board on September 1, 2009

Directorships:
Northern Bank Limited (Chairman)

SVEN LYSTBÆK
MEMBER OF THE EXECUTIVE BOARD
Born on September 26, 1951
Joined the Board on September 1, 2006

Directorships:
Multidata Holding A/S (Vice Chairman)
Multidata A/S (Vice Chairman)
Northern Bank Limited
PBS Holding A/S (Vice Chairman)
PBS A/S (Vice Chairman)
VP Securities A/S (Chairman)
VISA Europe Limited

Danske Bank International S.A.
Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999 (Vice Chairman)
Danica Pension, Livsforsikringsaktieselskab (Vice Chairman)
Danica Liv III, Livsforsikringsaktieselskab (Vice Chairman)
Danica Pension I, Livsforsikringsaktieselskab (Vice Chairman)
Kreditforeningen Danmarks Pensionsafviklingskasse (Vice Chairman)
Realkredit Danmark A/S (Chairman)
Sampo Pankki Oyj (Vice Chairman)

PER SKOVHUS
MEMBER OF THE EXECUTIVE BOARD
Born on September 17, 1959
Joined the Board on September 1, 2006

Directorships:
Danmarks Skibskredit A/S (Chairman)
Holdingbolag 25-6 2009 AB (Chairman)
Northern Bank Limited
Realkredit Danmark A/S

Other offices:
ICC Danmark (Executive Committee Member)

## ADDITIONAL INFORMATION ABOUT THE DANSKE BANK GROUP

Other publications from the Danske Bank Group are Corporate Responsibility 2009, Risk Management 2009, Fact Book Q4 2009 and CR Fact Book 2009. These publications provide detailed information about the Danske Bank Group and its business units and are available at www.danskebank.com/ir.

Annual Report 2009 is a translation of the original report in the Danish language (*Årsrapport 2009*). In case of discrepancies, the Danish version prevails.

DANSKE BANK A/S . HOLMENS KANAL 2-12 / DK - 1092 KØBENHAVN K / TEL +45 33 44 00 00
CVR-NR. 61 12 62 28 . KØBENHAVN / WWW.DANSKEBANK.COM